Form 10-K, Exhibit 13
period 1999-12-31
CK WITCO CORP
filed 2000-03-30
CIK 1091862

CK WITCO CORPORATION

                               1999 ANNUAL REPORT

                                GLOBAL SOLUTIONS

                                ABOUT THE COMPANY

            CK Witco is a global producer and marketer of polymer products and specialty chemicals and was formed with the 1999 merger of Crompton & Knowles Corporation and Witco Corporation. The company has about 8,600 employees in research, manufacturing, sales, and administrative facilities in every major market around the world.

            Available in 120 countries, our products and services solve customer problems and add value to customers' products. Our 114 million shares of common stock are traded on the New York Stock Exchange under the symbol CNW. Up-to-date information about the company is available at www.ckwitco.com.

            The company has more than 50 manufacturing facilities in 20 countries and receives 43% of its revenues from customers outside of the United States.

                             MANUFACTURING LOCATIONS


NORTH AMERICA                  LATIN/SOUTH AMERICA        ASIA/PACIFIC

Alabama                        Brazil                     Australia
Connecticut                    Mexico                     China
Illinois                                                  Indonesia
Louisiana                      EUROPE                     Malaysia
New Jersey                                                Singapore
North Carolina                 Belgium                    South Korea
Pennsylvania                   Denmark                    Taiwan
Tennessee                      France                     Thailand
Texas                          Germany
West Virginia                  Italy
Bahamas                        Netherlands
Canada                         United Kingdom



                                    CONTENTS

Financial highlights.............................................      1
Chairman's letter................................................      2
Review of business...............................................      6
Management's discussion & analysis...............................     26
Consolidated financial statements................................     34
Notes to consolidated financial statements.......................     38
Responsibility for financial statements..........................     53
Independent auditors' report.....................................     53
Five-year selected financial data................................     54
Responsible Care(R) statement....................................     55
Corporate management.............................................     56
Board of Directors and corporate data
(INSIDE BACK COVER)

                                    1999 ADJUSTED SALES*

                                        [PIE CHART]

                                   Polymer Additives 34%
                                        Polymers 10%
                              Polymer Processing Equipment 10%
                                     OrganoSilicones 15%
                                     Crop Protection 13%
                                          Other 18%

                              1999 ADJUSTED OPERATING PROFIT*

                                        [PIE CHART]

                                   Polymer Additives 28%
                                        Polymers 22%
                              Polymer Processing Equipment 5%
                                     OrganoSilicones 15%
                                     Crop Protection 22%
                                           Other 8%

            The company has six primary business segments divided into two groups:

                                POLYMER PRODUCTS
                             $1.7 Billion In Sales*

POLYMER ADDITIVES

            The largest worldwide producer of heat stabilizers for polyvinyl chloride. A leading worldwide producer of additives for plastics and rubber.

      KEY PRODUCTS

            Plastics additives include alkyls, amides, stearates, white oils, heat stabilizers, plasticizers, lubricants, olefin additives, tin specialties, antioxidants, antistats, polymer modifiers, foaming agents, polymerization inhibitors, chemical intermediates, curatives, and dispersants. Rubber chemicals include antioxidants, antiozonants, accelerators, and miscellaneous specialty products. Urethane chemicals include polyester polyols, polyurethane dispersions, microcellular systems, silicones, amine catalysts, and specialty modifiers.

      MARKETS SERVED

            Products are sold to producers, compounders, extruders, and molders of vinyl, rubber, styrenics, polyolefins, and fiberglass. Rubber and plastic applications in construction,


-------------------
*  Pro forma as adjusted for divested businesses.

automotive, transportation, packaging, flooring, and synthetic fibers. Coatings and adhesives for industrial and marine uses.

POLYMERS

            The number one world supplier of castable urethane prepolymers. The number one manufacturer of EPDM in North America. World's largest dedicated nitrile rubber production facility.

      KEY PRODUCTS

            Abrasion and wear-resistant castable urethane prepolymers. Heat-, sunlight-, and ozone-resistant EPDM rubber. Oil-resistant nitrile rubber polymers.

      MARKETS SERVED

            Urethane end products include industrial and printing rolls, mining machinery and equipment, mechanical goods, solid industrial tires & wheels, and sporting/recreational goods. EPDM is used in automotive applications as well as in roofing, hose, and wire & cable insulation. Nitrile rubber is used in automotive hoses, seals, O-rings, and other consumer and industrial applications.

POLYMER PROCESSING EQUIPMENT

            The number one worldwide producer of plastics and rubber extruders and extrusion systems.

      KEY PRODUCTS

            Integrated single-screw, twin-screw and compounding extruders, and extrusion systems with advanced electronic controls.

      MARKETS SERVED

            Packaging, automotive, construction, appliance, medical, power & communications cables, plastics.

                          1999 ADJUSTED REGIONAL SALES*

                                    PIE CHART]
                                United States 57%
                                    Canada 4%
                                 Asia/Pacific 7%
                                Europe/Africa 28%
                                Latin America 4%

                              1999 END MARKET SALES
                                    [PIE CHART]

                              Auto & Transport 25%
                        Construction/Home Furnishings 24%
                                 Agriculture 12%
                               Non-Tire Rubber 9%
                               Packaging/Paper 7%
                                   Apparel 7%
                                    Other 16%

                           -------------------------


                               SPECIALTY PRODUCTS
                             $1.4 Billion in sales*

ORGANOSILICONES

            World's leading supplier of specialty silicones and organofunctional silanes serving a wide variety of industrial and consumer markets.

      KEY PRODUCTS

            Silane coupling agents and adhesion promoters. Silicone surfactants, foam control agents, and other specialty silicones. Urethane foam additives, including surfactants and catalysts.

      MARKETS SERVED

            Rubber, coatings, fiberglass, adhesives & sealants used for automotive, transportation and tires, construction, and other industrial applications. Urethane foam for automotive, appliances and construction. Textiles and non-wovens, agriculture, personal care.

CROP PROTECTION

            A world leader in seed treatment products, with the largest seed treatment company in North America, our Gustafson joint venture with Bayer Corporation.

      KEY PRODUCTS

            Fungicides, miticides, insecticides, herbicides, growth regulants, seed treatments, and surfactants.

      MARKETS SERVED

            Focus on high-value crops such as fruits, nuts, cotton, turf and ornamentals. Seed treatments cross all major crop segments and geographies.

OTHER SPECIALTIES

            World's leading supplier of amine antioxidants serving the lubricants industry. A leading global supplier of sodium sulfonates for the metalworking industry. Leading producer of industrial dyes.

      KEY PRODUCTS

            Petroleum and lubricant additives. USP white mineral oils, petrolatums, microcrystalline waxes, cable-filling compounds. Industrial dyes. Fatty acids and glycerines.

      MARKETS SERVED

            Petroleum and lubricant additive components for automotive, marine and metalworking. Paper, coatings and inks. Personal care, household, and institutional.

                              FINANCIAL HIGHLIGHTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA) (a)      1999        1998
                                                       -----------------------
Net sales                                              $2,092,358  $1,796,119
Operating profit                                       $    1,383  $  218,298
Interest expense                                       $   69,833  $   78,520
Net earnings (loss)                                    $ (175,038) $  161,755

Basic earnings (loss) per share                        $    (2.10) $     2.20
Diluted earnings (loss) per share                      $    (2.10) $     2.14
Total assets                                           $3,726,618  $1,408,893
Long-term debt                                         $1,309,812  $  646,857
Operating profit, EBITDA and net earnings before
special items (refer to page 54) are as follows:
EBITDA before special items (b)                        $  342,549  $  340,394
Operating profit before special items                  $  225,901  $  259,858
Net earnings before special items                      $   94,988  $  117,270

--------------------------------------------------------------------------------

                                      Sales

                                  $ IN BILLIONS

                                    [BAR GRAPH]

                                 1995 - $1,744.8
                                 1996 - $1,804.0
                                 1997 - $1,851.2
                                 1998 - $1,796.1
                                 1999 - $2,092.4

                         RETURN ON AVERAGE TOTAL CAPITAL
                              BEFORE SPECIAL ITEMS

                                    [BAR GRAPH]

                                  1995 - 14.2%
                                  1996 - 12.8%
                                  1997 - 16.5%
                                  1998 - 18.6%
                                  1999 - 11.4%

                                    EBITDA (b)
                              BEFORE SPECIAL ITEMS

                                  $ IN MILLIONS

                                    [BAR GRAPH]
                                  1995 - $305.5
                                  1996 - $301.2
                                  1997 - $332.1
                                  1998 - $340.4
                                  1999 - $342.5

                                 LONG-TERM DEBT
                                  $ IN BILLIONS

                                    [BAR GRAPH]

                                  1995 - $  974.2
                                  1996 - $1,055.0
                                  1997 - $  896.3
                                  1998 - $  646.9
                                  1999 - $1,309.8

(a) The 1999 amounts include the results of operations of Crompton & Knowles Corporation for the twelve months ended December 1999 and the results of operations of Witco Corporation for the months of September through December 1999. The 1995 to 1998 amounts represent the results of Crompton & Knowles Corporation.

(b) EBITDA represents operating profit plus depreciation and amortization and excludes special items.

FELLOW SHAREHOLDERS:

            We are pleased to report that 1999 marked the attainment of another milestone in management's strategic plan to build a world-scale specialty chemical company. We accomplished this by merging Crompton & Knowles with Witco, creating CK Witco Corporation, a $3.1 billion company with core strengths in polymer products and technology, crop protection and specialty organosilicones.

            The combination gives our new company leadership positions in a majority of our product lines, supported by global research and development and production capacity able to meet customer needs with increased quality, speed and reliability. As a result we have enhanced our platforms for growth, increased our flexibility to optimize our business portfolio, and set the stage for accelerated growth in revenues and earnings.

            Our strengths are significant, and we're excited by the opportunities. Nevertheless, we remain focused on a single overarching principle that guides all of our thinking as well as our actions: TO INCREASE SHAREHOLDER VALUE. Global scale, improved customer service and growth, in our view, are only vehicles for delivering improved returns to shareholders. Our confidence in our ability to achieve this is borne out by our accomplishments in the seven months since the completion of the merger on September 1, 1999.

OUTSTANDING BUSINESS OPPORTUNITIES

            We continue to integrate the businesses making up the two operating groups of our company -- Polymer Products and Specialty Products -- and the synergies are powerful. Our broad-based and diversified business portfolio positions us to grow our share of existing markets and open new markets through product innovation, advanced technology and production economies in the 120 countries where we do business.

            In Polymer Products, with annual adjusted sales of $1.7 billion, our worldwide product mix is unparalleled by any of our competitors regardless of their size. The combined businesses, consisting of polymer additives, polymers and polymer processing equipment, have leading technology in elastomer and rubber and leadership positions in polymer and urethane chemistry. Our substantial market position and broad range of product offerings are enabling us to simplify our supply chain for our customers, pulling through more sales in growth markets. The synergistic benefits are obvious to our customers as we deliver solutions unavailable before our combination.

            An illustration of this is our ability to test and market new plastics additives using the extrusion processing expertise of our Davis-Standard laboratories, the world's confirmed leader in plastics extrusion systems. Specialized knowledge, internal access and cooperative development of this nature gives us and our customers a quantifiable edge in the marketplace.

            Our Specialty Products group, with annual adjusted sales of $1.4 billion, consists of OrganoSilicones, Crop Protection and Petroleum Additives, businesses which offer an array of value-added products that solve customers' problems and create profitable opportunities for them to improve their products and processes. The complementary nature of our product lines and overlapping customer bases have already enabled us to increase sales of our products.

            That customer overlap is very evident in our OrganoSilicones and Rubber Chemicals businesses, both of which are leading suppliers of essential products to the worldwide tire industry. Our antiozonants and antioxidants continue to improve the life and performance of rubber tires as our silanes replace carbon black, producing more fuel efficient and longer-lasting tires. To satisfy accelerated growth in this market for silanes, we are investing $70 million in expanded proprietary production capacity.

                        [PHOTOGRAPH OF VINCENT A. CALARCO, CHAIRMAN,
                           PRESIDENT AND CHIEF EXECUTIVE OFFICER]

            The bottom line is that our core operating businesses have new opportunities for enhanced profitability, growth and new product development as a result of our merger. These developments have been very well received by our customers as evidenced by increased sales with key accounts.

            Our combined businesses also benefit from increased geographic reach. The United States continues to be our single largest market, but international operations now account for approximately 43 percent of our revenues. In Europe, with about $850 million in sales, we have a manufacturing infrastructure in place with well established customer access. Asia, with sales of more than $200 million, has the capacity to meet the growing opportunities in China and India. Similarly, in Canada and Latin America, our $250 million in sales gives us a good footprint for expansion and growth. With this strong base we fully expect to drive international sales to more than 50 percent of our company's revenues within the next five years even as we continue to grow our domestic business.

PRODUCTIVITY GAINS AND COST SAVINGS

            We began this merger with specific actions to improve our new company's productivity and to reduce costs.

            We are well on our way to fulfilling our commitment to take out $60 million in costs in 2000. We have reduced our workforce by 600 employees, and reduced the cost of logistics, insurance, consultants, and other outside services. We are also benefiting from the efficiencies of a global purchasing organization, which buys in excess of $1.2 billion in raw materials and utilities annually.

            Facilities consolidations will also improve our productivity in the new year. Plant closures in Brooklyn, New York and Gretna, Louisiana and sales office combinations in Asia, Europe and Latin America have already been accomplished with other opportunities for consolidation currently being analyzed.

FINANCIAL STRATEGIES

            Concurrent with the cost reductions throughout our company, we have taken other steps to improve our performance and to strengthen our financial position.

            We improved our portfolio by divesting two underperforming business units: textile colors and oleochemicals. Witco sold the oleochemicals operation in August, before the merger, and used the $249 million in cash to pay down debt. The textile colors operation was sold in December for $86.5 million and generated $78 million in cash that was used to buy back our company's common stock under a Board authorization to repurchase 10 percent of the 119 million shares then outstanding. We have identified additional businesses, with annual sales of approximately $400 million, for potential divestment. We will continue to review our portfolio of businesses to concentrate our investments in growth areas, and to dispose of non-core operations.

            At the end of 1999, we also repurchased our 10.5% and 9% notes in order to secure more favorable financing terms and eliminate some restrictive financial covenants. In the first quarter of 2000, we completed a $600 million bond offering at a coupon rate of 8.5%. Our company's total year-end debt was $1.4 billion, and a key corporate objective is to reduce it by approximately $125 million annually. We believe this objective is reasonable in light of the $150 to $200 million in free cash flow we will generate annually.

            Following the merger, our Board set a five cents per share regular quarterly dividend in line with our peer group in the specialty chemicals industry.

LONG-TERM PERFORMANCE GOALS

            We are focused on accelerating the growth of our individual businesses and improving their long-term strategic positions in order to improve our return on invested capital. This is how shareholder value is created. We are continually evaluating our businesses in the context of both financial performance and market-driven parameters to determine which businesses will be components of our corporation in the future.

            The criteria we use to assess the potential to achieve and sustain performance over the long term is simple and straightforward.

            The first financial measure is operating profit margin of more than 15 percent, on a sustainable, long-term basis. This has to be accompanied by operating profit growth of more than 10 percent per year and a return on capital employed of more than 18 percent at the operating level.

            Our non-financial, market-driven criteria for each business is related specifically to sustainability of leadership positions, and each business should have a mix of these characteristics. First, each should have a leading market position, being number one or two in its identifiable market. Second, the business should have a proprietary or unique product or process technology that provides a competitive advantage, and, third, each should be a low-cost producer. Additionally, the business should have a new product pipeline that would sustain or put it in a position to meet the other criteria.

            Most of our combined businesses have these market-driven attributes and should be able to achieve our financial goals as we make progress in implementing our programs. More details about these opportunities are outlined in the business and markets review section of this report.

            We are pleased to report that in early 2000, as part of our strategy to enhance our growth opportunities via e-commerce, we made an equity investment in ChemConnect Inc., the largest global internet exchange for chemicals and plastics. We expect that our internet strategy will improve customer service, grow sales and gain efficiencies throughout our company.

BOARD CHANGES

            Since the completion of the merger there have been several changes in our Board of Directors. In November, E. Gary Cook, chairman of CK Witco, and former chairman, president and chief executive officer of Witco Corporation, retired from the company and the Board. At year-end, Don L. Blankenship, chairman, president and chief executive officer of A.T. Massey Coal Company, Inc, retired from the Board. In January, Richard M. Hayden, limited partner of Goldman Sachs, retired from the Board. Not standing for election at the April 2000 annual meeting of shareholders will be James A. Bitonti, chairman and chief executive officer of BITCO International, Inc., and Nicholas Pappas, president, chief executive officer and vice chairman of BioTraces, Inc., who have reached our mandatory retirement age, and Simeon Brinberg, senior vice president of BRT Realty Trust, who has chosen to retire. We thank them for their service to CK Witco and our predecessor companies.

            In summary, the merger of Crompton & Knowles and Witco was an astute move for both companies. We have created a new and powerful global force in the specialty chemical industry with significant business efficiencies and growth opportunities in all of our core businesses. The potential for value creation is significant, and we are highly confident of the ability of our 8,600 employees to deliver on this potential. We will achieve our goals by adhering to this management's guiding principles of keeping everyone focused on meeting customers' needs and working to improve every day. By assuring the success of our customers, we will succeed with them and thereby reward our shareholders.

            While 1999 was a year of great change for our company, and while there are significant challenges ahead, we fully expect to have a record year in 2000 that will set us on a course for continued prosperity and success in the new century. The specialty chemical industry will, no doubt, continue to consolidate as companies seek competitive global advantage. We view this as an opportunity to strategically reinforce our market positions and to further broaden our core business strengths. Our objective remains constant -- profitable growth.

            Thank you for your support. We look forward to keeping you informed of our progress.

                               Respectfully yours,

                               /s/ V. A. Calarco
                               Vincent A. Calarco
                               Chairman, President and
                               Chief Executive Officer
                               March 15, 2000

                   SOLUTION: UNIPRENE(R) THERMOPLASTIC VULCANIZATES

                                     [PHOTO]

            Our Royalene(R) EPDM technology is used in Uniprene(R) thermoplastic vulcanizates (TPVs) to provide the functional performance of vulcanized rubber combined with the processability of plastics. We have partnered with Teknor Apex Company in Pawtucket, Rhode Island by contributing our EPDM technology and technical service to its technical, manufacturing and marketing efforts for the Uniprene product.

                (UNIPRENE IS A REGISTERED TRADEMARK OF TEKNOR APEX COMPANY)

            [PHOTO CAPTION]: INSET LEFT: AUGUST PETERSEN (RIGHT), OUR TECHNICAL SALES SERVICE REPRESENTATIVE FOR ELASTOMERS, DISCUSSES PRODUCT BENEFITS OF UNIPRENE(R) PELLETS WITH JITENDER BATRA, TEKNOR APEX'S UNIPRENE TECHNICAL MANAGER. THIS COOPERATIVE EFFORT WILL ALLOW BOTH CK WITCO AND TEKNOR APEX TO ACCELERATE THE PENETRATION OF TPVS INTO THE CONSUMER, AUTOMOTIVE AND CONSTRUCTION MARKETS.

            With the merger of Crompton & Knowles and Witco, we have created a new global force in the chemical industry, a company with world-class product lines and service capabilities in polymer products and specialty chemicals. The superior service, technology and performance of our individual business units provide our customers with the tools to excel in their markets. As a result of the merger, our businesses have new products and services, new talent and knowledge, and new product development and production capability. The customer-focused cultures of both companies have been combined into a market-driven enterprise.

            The managers of our business units are experienced in growing businesses and building value through our entrepreneurial business approach. Our managers are accountable for performance, and they are rewarded for achieving maximum targeted returns on the capital entrusted to them. Our businesses operate as independent units while seeking opportunities for synergies with other business units. They respond to customers with speed, innovation and flexibility, knowing our success is dependent on the success of our customers.

            The merger has given us operating and market strengths that are unique in the chemical industry. Over 60 percent of our sales are to markets where we have leading positions, and many of our products are sold to common markets. The product lines are complementary not competitive, and we can achieve remarkable efficiencies in sales and service through the improved integration of our supply chains and the loyalty of long-time customers.

            We are building on decades of Crompton & Knowles and Witco successes that resulted from listening closely and working hard to understand customers' businesses and markets. From product development and manufacturing to logistics and technical service, our people strive to anticipate customer needs, and to identify and solve their problems. We respond with maximum effort to make sure our customers' products and processes are better than the competition. When our customers are more competitive, we are more competitive, and our shared successes build long-term relationships.

            Customer service starts with our specialized sales forces of trained scientists, engineers and technicians with an in-depth knowledge of our specific products and their market applications, and our customers' products and markets.

            Our technology is based on a customer-first approach to research & development, concentrating on projects with the greatest market potential. Our R&D activities are closely aligned with our customers' business objectives.

            Our performance is measured by our ability to deliver quality materials that are key to our customers' success by making their products better, less expensive, easier to manufacture or more environmentally friendly.

            Service, technology and performance add value to our customers' products and to their businesses.

                        SOLUTION: MARK(R)VINYL ADDITIVES

                                     [PHOTO]

            Marley Mouldings depends on our Mark(R) organotin stabilizers for the efficient production of its wide variety of vinyl products for the construction market. Our stabilizers protect Marley's products from heat degradation and discoloration during the extrusion process. The ability to produce consistent quality form extrusions at economical rates helps make Marley a leading global supplier of residential mouldings, window and other vinyl profiles used in a wide variety of construction applications. In addition to stabilizers, we offer a complete line of additives to provide manufacturing solutions for PVC (polyvinyl chloride) producers including lubricants and plasticizers. Our polymer additives are critical not only to PVC production, but also to olefinic and styrenic polymers, rubber, and polyurethanes.

            [PHOTO CAPTION]: CHRIS BOND (LEFT), OUR RIGID- VINYL PRODUCT MANAGER, DISCUSSES THE USE OF MARK(R) STABILIZERS IN MARLEY MOULDING PRODUCTS WITH LOWELL CARPENTER, MARLEY'S BLENDING MANAGER.

            Our POLYMER ADDITIVES unit has one of the broadest and most extensive product lines for the polymer industry providing products across the entire industry's supply chain from polymerization to compounding to fabrication. Our products are critical in the manufacture of polyvinyl chloride, olefinic and styrenic polymers, rubber, and polyurethanes. We are benefiting from a strong demand for plastics in general and engineered plastics in particular.

            We are the world's largest producer of polymer additives for PVC, offering a complete line of metal and metal-free vinyl stabilizers.

            Our products for the olefins and styrenics markets are used in every stage of the manufacturing process.

            We are a world leader in rubber chemicals with a comprehensive line of more than 100 different products used in rubber processing.

            Our urethane chemicals provide key products to global polyurethane processors.

            We are benefiting from growing demand for PVC in the global construction and automotive markets and from our market position and product development strengths. In 1999, we debottlenecked our PVC stabilizer line in Louisiana, adding 25 percent more capacity for tin stabilizers, and we signed an agreement with Songwon of Korea to market its methlytin heat stabilizers outside of Korea, China and Taiwan. This product supplements our tin stabilizer capacity and will help fuel our growth in Asia and enable us to compete aggressively in key PVC growth segments around the world.

            In addition to stabilizers, our complete product line for PVC manufacturers includes lubricants, plasticizers and other solutions for our customers' manufacturing challenges. Working with the readily available technology of our Davis-Standard polymer processing equipment, we can both adjust the recipe of additives used in materials, and better understand the process conditions to deliver unique value to our customers for their production.

            Our experienced and highly trained sales force has been able to introduce new products into the PVC additives market including Paracril(R) nitrile rubber and blowing agents.

            Makers of plastics around the world depend on us to specify the appropriate products to meet their production needs and ensure the performance of their end products.

            Our Naugard(R) antioxidants significantly extend the life of products such as wire and cable, and our additives are essential to a broad range of new plastic products. For example, these additives enhance the performance and durability of plastics enabling automobile manufacturers to increase the use of plastics that reduce the weight of vehicles thus improving gas mileage.

            Our polymer modifiers, Royaltuf(R) modified EPDM, used to toughen engineered thermoplastics, and Polybond(R) coupling agents, critical to the production of advanced composite materials, are among the fastest growing segments of the specialty chemicals industry.

            Last year, we introduced a new Polybond(R) coupling agent with easier mixing and enhanced performance characteristics for wire and cable insulation and wood-filled compounds. Our new Royaltuf 498 gives Nylon 6 superior low-temperature impact resistance for use in sporting goods and hand-held power tool housings. Our polymer modifier business is growing with these and other new products including Polybond 3109 for toughened nylon and Polybond 1158 for bonding polyethylene and polypropylene to metal.

            We have growing opportunities in cutting-edge technologies such as nanocomposites that offer the automotive industry and other plastic users products with dramatic improvements in mechanical, thermal and flame-retardant properties.

            In 1999, we acquired the Unite(R) product line of polypropylene coupling agents from Aristech Chemical Corporation. Complementing our existing line of high value-added products, Unite(R) products serve the glass-filled polypropylene market with uses from swimming pools to automobiles.

                     SOLUTION: ROYALEDGE(R)/ROYALENE(R) EPDM

                                     [PHOTO]

            A new grade of RoyalEdge(R) EPDM polymer was recently introduced in response to growing customer needs for a high-performance EPDM material for the wire & cable market. American Insulated Wire in Pawtucket, Rhode Island uses Davis-Standard machinery to extrude RoyalEdge(R) and Royalene(R) EPDM strips into wire & cable insulations for industrial, utility, automotive, and residential applications.

            We also provide Silcat(R) silanes and silane technology, Paracril(R) nitrile rubber, Witcogel(R) filling compounds, and other synthetic, mineral-oil, natural, and polymer-based compounds to this growing market.

            [PHOTO CAPTION]: INSET LEFT: LOWELL LISKER (RIGHT), VICE PRESIDENT OF ENGINEERING FOR AMERICAN INSULATED WIRE (AIW), AND BOUNITA FAVORITE, OUR TECHNICAL SALES REPRESENTATIVE, DISCUSS THE PERFORMANCE OF ROYALEDGE(R) EPDM IN LOW-TO-MEDIUM VOLTAGE INSULATION FOR WIRE & CABLE. CUSTOMERS LIKE AIW RELY ON OUR TECHNICAL EXPERTISE TO HELP THEM DEVELOP NEW PRODUCTS FOR THEIR EVOLVING MARKET NEEDS.

            Our Naugard(R) polymerization inhibitors that prevent the formation of polymers during the production of monomers, and our new Naugard(R) polyol stabilizer for flexible foam achieved significant market acceptance in 1999. We are continuing to develop new grades of inhibitors, polymer modifiers and antioxidants to serve expanding international plastics markets.

            Our Delac(R) accelerators, Flexzone(R) antiozonants, Naugard(R) antioxidants, and other additives are recognized around the world for their ability to effectively process and protect rubber from ozone, oxygen, heat, and light, dramatically extending product life and lowering costs. While we provide these products to a broad range of rubber producers including makers of hose, sponge, belts, weather stripping, and wire and cable, over 50 percent of sales are to tire manufacturers. Technologically, we capitalize on our 100-year-old heritage in rubber chemicals and our proprietary catalysts, specialty equipment and multi-step processing.

            We are positioning a number of our products for accelerated growth in rubber applications over the next five years including silanes, bonding agents, accelerators, silicone-modified EPDM, solid polyurethanes, and liquid polymers. These products will be at the core of a thrust to acquire synergistic rubber chemical products and technologies in order to expand markets and develop new products.

            Asia is projected to be the strongest growth area for rubber production over the next decade, and we have expanded our presence there by buying out our joint venture partner in Korea and increasing our joint-venture ownership in Thailand. We are also looking at opportunities to increase our presence elsewhere in Asia and Europe.

            The merger allowed us to increase sales of urethane chemicals to our Adiprene(R)/Vibrathane(R) castable urethanes business where polyester polyols are important raw materialS that give the product its wear resistance characteristics. Our Fomrez(R) products are also critical in flexible foams for a wide range of products from automotive to packaging.

            We are experiencing strong demand for Witcobond(R) aqueous polyurethane dispersions in automotive coatings, fiberglass and textile-laminating markets. Witcobond(R) dispersions provide a hard, clear topcoat for automotive finishes that stretch and bend and keep on shining. Witcothane(R) microcellular systems provide increased wear and lightweight characteristics to footwear and industrial applications. Our Baxenden joint venture in the United Kingdom provides Trixene(R) for waterborne polyurethanes for leather and textiles.

            Our POLYMERS business is benefiting from strong global demand for Royalene(R) EPDM and Adiprene(R)/Vibrathane(R) castable urethanes.

            We are the largest North American manufacturer of EPDM, commonly known as "crackless rubber" because it can withstand sunlight and ozone without deteriorating. With three production lines devoted to Royalene(R) EPDM, we have significant production flexibility and high-volume production capability with consistent product quality to meet a full range of customer demands.

            We produce over 30 different variations of this polymer primarily for applications in automotive parts including hoses, belts, weather stripping, brake components, and seals and gaskets, as well as in roofing, industrial hose and wire and cable. Royalene(R) EPDM is used by most of the world's auto makers, and the typical new car contains 20 pounds of EPDM rubber. We expect that will grow to 25 pounds over the next five years as new uses, such as engine mounts, are refined.

                         SOLUTION: ADIPRENE(R) URETHANES

                                     [PHOTO]

            Adiprene(R) LFTDI castable urethane prepolymers improve the durability and performance of golf ball covers and are used extensively in top-performing golf ball brands around the world. We also supply Witcobond(R) polyurethane dispersions for coating systems for golf balls and Royalene(R) EPDM synthetic rubber for golf club grips.

            [PHOTO CAPTION]: PERFORMANCE CHARACTERISTICS SUCH AS RESILIENCE, TOUGHNESS, DISTANCE, AND SPIN RATES ARE KEY TO THE NEXT-GENERATION OF PREMIER GOLF BALLS. CHET ZAWACKI (LEFT), WORLDWIDE MARKETING MANAGER FOR
ADIPRENE(R)/VIBRATHANE(R) URETHANES, AND RON ROSENBERG, R&D MANAGER, CHECK THE PROPERTIES OF A GOLF BALL COVERED WITH OUR URETHANES MATERIAL.

            We are enjoying considerable success with RoyalEdge(R), a new generation of EPDM introduced two years ago for the weather seal and wire and cable markets. In July, we introduced a new RoyalEdge(R) product with improved electrical stability and processing properties for wire and cable. The new product was developed in response to customers' requests for custom-formulated material for low-to-medium voltage applications.

            EPDM demand continues to be strong. In 1998, we completed the debottlenecking of our Geismar, Louisiana plant, and we were sold out of the full increase in capacity in 1999. We are evaluating options for increasing production capacity in Europe, where demand is growing.

            We are confident that we will maintain our leadership position and retain the loyalty of our customers with aggressive marketing efforts and new product innovations in EPDM. In addition, we expect that our profitability will continue to benefit from improved production efficiencies.

            We are the world's largest supplier of castable urethanes with over 200 prepolymers in our product line. Golf ball covers are one of the newest applications for Adiprene(R)/Vibrathane(R) urethanes adding to a growing use in sporting goods applications. We are supplying our urethane material to major golf ball manufacturers to use as covers on their new lines of premium balls. Our products impart a unique combination of durability and performance.

            The unique abrasion resistance and durability characteristics of our castable urethane products continue to open new markets. Our customer service, technical support and ability to customize products ensure our leadership position in the market.

            A number of new urethane prepolymers achieved market success last year. Adiprene(R) LFTDI (low-free toluene diisocyanate) prepolymers offer strong growth potential in transportation and industrial markets by providing improved processability, performance and workplace safety for the user and higher performance in end-use applications.

            Adiprene(R) PPDI (para-phenylene diisocyanate) urethane prepolymers are responding to growing market demand for ultra-high-performance products such as wheels for "People Mover" transit systems and amusement park rides and bearing seals for steel mill rolls. We have developed a proprietary process to produce these PPDI-based polymers in more environmentally friendly low-free forms.

            In the second quarter of 2000, we will open our first Adiprene(R) LFTDI plant in Europe in response to growing demand for high-performance products with environmentally sound characteristics. The plant in Latina, Italy will provide customers with products that contribute to workplace safety and provide a superior material for use in high-speed, high-load-bearing applications such as industrial rolls and tires.

            Meanwhile, we completed expansion of our Adiprene(R) low-free PPDI plant in Gastonia, North Carolina, in the first quarter of 2000. Again, the product satisfies the customers' industrial hygiene concerns while providing a product with exceptional dynamic properties for use in products such as hydraulic seals, drive belts and sheave liners.

            Our innovative products are backed by our advanced manufacturing technology such as our Ribbon Flow(R) Systems, a moldless casting alternative to traditional hot casting, which is making substantial inroads into new applications. This economic combination of rotational casting and room temperature curing provides a more cost-effective system to produce high-performance rolls for the paper and steel industries.

                   SOLUTION: DAVIS-STANDARD EXTRUSION SYSTEMS
                         AND PARACRIL(R) NITRILE RUBBER

                                     [PHOTO]

            Quabaug Corporation in North Brookfield, Massachusetts relies on Davis-Standard extruders to help it convert our Paracril(R) nitrile rubber for use in Vibram(R) shoe soles. The Vibram brand name is recognized worldwide as the leader in high-performance soling products for rugged outdoor, work and service footwear.

              (VIBRAM IS A REGISTERED TRADEMARK OF QUABAUG CORPORATION)

            The merger has given us the immediate benefit of vertical integration in manufacturing urethanes. Witco had been the primary supplier of polyester polyols for Adiprene(R)/ Vibrathane(R) urethanes, supplying over 50 percent of this critical raw material.

            Our production capacity for oil-resistant Paracril(R) nitrile rubber will double as the result of a joint venture with DESC, a diversified Mexican chemical company. In 1999, we closed a high-cost plant in Ohio and moved production to a state-of-the-art, 40,000 metric ton facility near Tampico, Mexico, the largest dedicated nitrile rubber plant in the world. We expect that this expanded capacity will allow us to supply new automotive and industrial customers worldwide. Customers will also benefit from a new line of Paraclean(TM) NBR polymers that prevent mold deposits from forming in today's high-speed injection molding machines.

            [PHOTO CAPTION]: INSET LEFT: CHITTA LAHIRI (RIGHT), OUR RESEARCH SCIENTIST FOR PARACRIL(R) NBR, EXPLAINS THE ENVIRONMENTAL AND PERFORMANCE ADVANTAGES OF PARACLEAN(TM) NBR POLYMERS TO DAN HIBBARD (LEFT), SUPERVISOR, AND TIM MINER, LABORATORY MANAGER, BOTH OF QUABAUG CORPORATION.

            [PHOTO CAPTION]: DAVIS-STANDARD IS THE LEADING WORLDWIDE SUPPLIER OF PLASTIC AND RUBBER EXTRUDERS, ELECTRONIC CONTROLS AND EXTRUSION SYSTEMS.

            POLYMER PROCESSING EQUIPMENT customers rely on Davis-Standard for the most responsive customer service and the most advanced and productive systems available for polymer processing. Our integrated systems, which combine extruders with advanced computer-based controls and other equipment, produce rubber and plastic extruded forms for a wide range of everyday products. These include: food, snack and display packaging, construction products such as window profiles, insulated wire, appliance housings, automotive seals and tubing, medical tubing and bags, copper and fiber communication cables, footwear, picnic coolers, toys, and outdoor furniture.

            With backlog in excess of $100 million at year-end and improved order intake, we expect to rebound in the spring of 2000 from a cyclical slowdown in orders that began in the second quarter of 1999.

            We have restructured the business in response to market conditions and strengthened our development labs and technical centers in the U.S. and Europe. The restructuring en-hanced our ability to develop new products and processes for the equipment market as well as new polymer materials and additives for our polymer customers.

            With over 50 years of experience in developing the most advanced systems for polymer processing, our technological expertise also supports our leading market positions in polymers and polymer additives. With a common customer base with polymers and polymer additives, Davis-Standard systems can be used to test the elasticity, viscosity and plasticity of new materials saving our customers significant time in commissioning new products. Our ability to service the market with technically proven products is unique in the industry, and allows us to bring both equipment and polymer products to market faster and at lower cost than our competition.

            Our impetus for technological product innovation is the driving factor that allows us to provide the productivity improvements demanded by our customers. By combining several state-of-the-art products, we produce comprehensive systems that allow our customers to reduce manufacturing steps and increase the return on their investment. Our twin-screw, in-line compounding systems are used in conjunction with our single-screw extruders to process engineered plastics into very technically sophisticated products.

                          SOLUTION: SILQUEST(R) SILANES

                                     [PHOTO]

            Silica-tires, the next generation of passenger car tires, use sulfur silanes to couple silica with rubber. Using silica instead of carbon black in tires decreases rolling resistance, and improves comfort, safety and fuel economy. The tires are also referred to as "Greentyres" because of their environmentally friendly properties of better vehicle fuel economy and longer wear life. We are a leading global supplier of rubber chemicals with a comprehensive line of more than 100 different products used in rubber processing.

            In pursuit of the goals of zero defects and timely delivery, we have opened a 40,000 square foot testing area, adjacent to our Connecticut production plant, where we set up, wire and test complete systems prior to shipping. To improve service to our customers, we assign assembly specialists to new complex systems when production begins. The specialist follows the machine through manufacturing, inspection, testing, and shipment, so an intimate knowledge of the product is brought to the customer site when the system is reassembled and installed. The benefit is a dramatic reduction in the time spent on the final installation at the customer's facility.

            With a thorough understanding of our customers' requirements, we continue to develop new products to serve new markets. By combining our twin-screw and single- screw technologies, Davis-Standard has been able to supply lumber systems which produce a variety of wood-type products utilizing plastic and wood filler. The ability to provide extrusion systems that can produce products at economical rates and with consistent quality is the cornerstone of Davis-Standard. Lumber products, that are expected to combine up to 60 percent wood fiber with 40 percent polymer, will be manufactured on our systems that will enable manufacturers to use a broad range of natural fibers including sawdust. We have patents pending on several new product developments including a new barrier screw technology that improves melt and mixing performance and is expected to surpass industry expectations.

            We have expanded our European presence through acquisitions in Germany, France and the United Kingdom, and we are growing in Asia and Latin America with aggressive marketing and sales efforts. In 1999, we acquired Kunstsoff und Kabelmaschinenbau of Haan, Germany. Its technology made a substantial contribution to our ability to serve the European wire and cable market. Our business plan is to reinforce our position as the leading full-line supplier of extrusion equipment to worldwide markets.

            [PHOTO CAPTION]: HARWICK CHEMICAL MANUFACTURING CORP. OF AKRON, OHIO PRODUCES AN EASY-TO-HANDLE DRY SILANE CONCENTRATE FROM OUR LIQUID SILQUEST(R) ORGANOFUNCTIONAL SILANES. IN THIS FORM, HARWICK SUPPLIES THE SILANE PRODUCT TO THE GOODYEAR RUBBER COMPANY FOR USE AS A COUPLING AGENT IN MINERAL-FILLED RUBBER COMPOUNDS USED FOR GASOLINE HOSES AND A VARIETY OF OTHER PRODUCTS. PICTURED AT HARWICK (LEFT TO RIGHT) ARE: ART FRITZ, GENERAL MANAGER OF HARWICK, PAUL SCHUMACHER, OUR ACCOUNT EXECUTIVE, AND SUSAN DECKARD OF GOODYEAR'S INDUSTRIAL PRODUCTS GROUP.

            Our ORGANOSILICONES business is the world's leading supplier of organofunctional silanes that are used in a wide variety of materials including rubber products, adhesives and sealants, coatings, thermoplastics, and fiberglass. Silanes are critical as coupling agents between organic and inorganic materials allowing the cross-linking of materials and imparting outstanding adhesion, durability and abrasion-resistant properties.

            We are able to offer customers state-of-the-art products and services by working closely with them at their facilities to develop products they need and find answers to their technical questions. While we are solving current problems, we are anticipating future needs.

            Our sulfur silanes have been instrumental in the development of "Greentyres", the most advanced product offering in the passenger car tire market. Our silanes act as a coupling agent allowing tire makers to use silica instead of carbon black in the rubber compound. Silica lowers the rolling resistance of tires improving handling characteristics and fuel economy. The automobile industry expects the growth of "Greentyres" to equal or surpass the explosive growth of radial tires 30 years ago. OrganoSilicones is a significant force in this market with most of the world's major tire companies as customers.

            Our silanes technology continues to enable recent product advances in the coatings industry. Silanes have always provided substantial benefits in adhesion and durability for coatings, but until recently, the use of silanes in waterborne coatings had been restricted. Their extreme water reactivity made it impossible to take full advantage of the benefits silanes can offer waterborne coatings. We have developed breakthrough, patented chemistry that has opened an expanded market for a unique line of water-stable silanes in paints, sealants, adhesives, and polymer solutions. Using these new silanes, environmentally friendly waterborne coatings and adhesives can compete with solvent-based products.

               SOLUTION: NIAX(R) AND FOMREZ(R) URETHANE ADDITIVES

                                     [PHOTO]

            With products in over 180 vehicle models, Woodbridge Foam is the world's largest independent supplier of polyurethane foam components for the automotive industry. Woodbridge values dependable and innovative partners in its global supply chain, and our proprietary urethane additives and technology are important to Woodbridge products including seating components, energy-absorbing safety foams and acoustical foams.

            [PHOTO CAPTION]: WOODBRIDGE FOAM, HEADQUARTERED IN TORONTO, IS A LEADING MANUFACTURER OF SPECIALTY URETHANE FOAMS. WOODBRIDGE DRAWS ON OUR GLOBAL MANUFACTURING CAPABILITY AND SUPPLY CHAIN TO DELIVER QUALITY PRODUCTS AND SERVICES TO ITS 39 FACILITIES IN EUROPE, ASIA, AUSTRALIA, THE MIDDLE EAST, NORTH AMERICA, AND LATIN AMERICA.

            PIERRE MARTINEAU (LEFT), OUR WOODBRIDGE ACCOUNT REPRESENTATIVE, AND ROBERT BRULOTTE (RIGHT), OUR CANADIAN BUSINESS DIRECTOR, DISCUSS THE PROPERTIES NEEDED IN FOAM SEATING WITH DR. HAMDY KHALIL, WOODBRIDGE'S CORPORATE DIRECTOR OF CHEMICAL RESEARCH AND DEVELOPMENT.

            As a result of our innovative, customer-driven product and process improvements, we are market leaders in silanes, and we have an aggressive growth plan in place to build on this leadership position that is supported by innovative thinking and appropriate capital investments. Our direct TMS (Trimethoxysilane) process has been commercialized at our facility in Termoli, Italy, and is an integral part of our $50 million expansion now underway. This is an efficient, environmentally friendly process that provides significant waste reduction over traditional methods, eliminating chlorides. Additional process improvements are expected to cut waste even further in future expansions. This direct TMS process was the recipient of the 1999 Kirkpatrick Achievement Award, the most prestigious technology award in the chemical process industry. The delivery of continuous product innovations and technology improvements that benefit our customers will continue to drive the growth of our silanes business.

            For the consumer market, our Silsoft(R) OrganoSilicone copolymers are just one example of products that enhance performance for consumers in a number of major brands. Silsoft(R) OrganoSilicone copolymers provide for exceptional hair conditioning without buildup in products such as shampoos, conditioners and styling products.

            Our Magnasoft(R) brands of organo-modified silicones are the preferred choice of the textile industry to provide superior softening for high-end fabrics for garments, bedding and toweling. Our seven manufacturing and blending sites located around the world allow us to react swiftly to changing needs in the marketplace.

            The broad product lines of SAG(R) and Sentry(R) foam control additives find theiR way into such diverse markets as food and beverage processing, pharmaceuticals and waste water treatment. In 1999, we fully commercialized the most effective silicone-based foam control agent for high-speed pulp and paper manufacturing, allowing producers to effectively eliminate the use of a potentially harmful additive.

            Performance, quality and consistency are attributes that customers have come to expect from our urethane additives. We are among the leaders in the urethane industry with a broad range of product offerings including Niax(R) silicone surfactants, amine and Fomrez(R) tin catalysts, and performance additives such as Geolite(R) modifiers, antioxidants and processing aids. We are known for our problem-solving innovation in an industry that is challenged with transitioning to alternative processing technology in all significant market segments.

            Our products are indispensable in many applications important to the consumer. To keep up with emission requirements in specialty foam manufacturing used in furniture and bedding, new surfactant technology has been designed and introduced to meet the challenges of processing foam blown with environmentally acceptable carbon dioxide. Our rigid surfactant technology improves dimensional stability and insulation integrity in refrigeration, transportation and construction applications, including small home refrigeration units, heated insulated trucks and insulated panels for housing. Product offerings for molded foam markets improve comfort at an acceptable cost for automotive seating. As interior car parts are designed to improve safety margins and promote a quieter ride, urethane foam formulations, using our unique and in many cases proprietary additives, are replacing other materials. As urethane foam is considered for carpet backing, laser printing components and decorative floor coverings, our products and services are valued by our customers.

                          SOLUTION: COMITE(R) MITICIDE

                                     [PHOTO]

            Australia's $1.1 billion cotton crop was threatened by a severe mite infestation in 1999. In a record sales effort, Comite(R) miticide protected the crop against mite damage and improved the performance of other products used to control bollworms. As with all of our crop protection products, success requires not only the best chemistry but also service and technology based on careful planning and close monitoring of climatic conditions and other agriculture variables. Mites, tiny parasitic arachnids, are a global threat to many crops. We have a major share of the $525 million miticide market with Comite(R), Omite(R), Micromite(R), and the newly introduced Floramite(R).

            [PHOTO CAPTION]: INSET LEFT: RICHARD WRIGHT (FAR RIGHT), OUR SALES AGRONOMIST IN MOREE, NEW SOUTH WALES, AUSTRALIA, WORKED CLOSELY WITH HIS COLLEAGUES FROM IAMA LTD. TO CONTROL THE MITE OUTBREAK IN AUSTRALIAN COTTON IN JANUARY 1999. PICTURED FROM LEFT TO RIGHT ARE; MAURIE FAY, IAMA SENIOR COTTON AGRONOMIST; GREG MCLAREN, IAMA COMITE(R) COORDINATOR; AND NICOLE ROOKE, IAMA DEMAND MANAGER. IAMA IS OUR SINGLE-STEP DISTRIBUTION PARTNER FOR COTTON PRODUCTS IN AUSTRALIA.

            [PHOTO CAPTION]: ABOVE: JOHN WESTCOTT (LEFT), WORLDWIDE BUSINESS DIRECTOR-INSECTICIDES, REVIEWS HIS 12-MONTH ROLLING PRODUCTION/SUPPLY PLAN FOR COMITE(R) MITICIDE WITH CHRIS HAYNER, OPERATIONS COORDINATOR.

            Our CROP PROTECTION business provides farmers in over 120 countries with products and services to improve crop quality and increase yields. We focus our marketing efforts on high-value crops such as nuts, citrus, cotton, rice, tree and vine fruits, and ornamental plants.

With the merger, we added strong technology and products in agricultural surfactants that increase the effectiveness of the active ingredients in fungicides, herbicides and insecticides. Surfactants also have a broad range of uses in oilfield chemicals used in well drilling, production and enhanced oil recovery.

            Our specialized crop protection product lines include fungicides, miticides, insecticides, herbicides, and growth regulants formulated for specific crops and geographic regions. Our superior service based on formulation expertise and application advice is responsible for a loyal and expanding customer base.

            Our focus on high-value market niches is based on our knowledge of the crops and growing conditions of specific geographic areas and enables us to generate higher sales margins. Larger commodity markets such as cotton and corn are served with targeted, value-added products. Our Harvade(R) defoliant aids in the harvesting of cotton, canola and sunflowers.

            We are constantly expanding our presence in niche markets by developing new products, obtaining new use registrations, and acquiring new labels.

            In 1999, our Harvade(R) defoliant for cotton received EPA registration for new use as a cotton herbicide. With spray directed under the young cotton plant, Harvade(R) is very effective in weed control and is later used as a defoliant at harvest time. One Tennessee cotton farmer reported 100 percent control of troublesome sicklepod and morning glory vines and a 25 percent cost savings over last season's product application.

            Our newly developed Floramite(R) miticide sold out after its summer registration for the ornamental market. It received accelerated review by the EPA as a reduced risk product. In 2000, we expect to receive registration for food crops including apples, citrus and tea in Japan and Korea, where we will introduce the product under the tradename Acramite(TM). Floramite(R) complements our highly successful line of Omite(R), Comite(R) and Micromite(R) miticides that already have a major share of the annual $525 million worldwide market.

            A new granular formulation of Micromite(R) miticide for citrus makes the product more user friendly and easier to measure and mix. In 1999, we received registration for use of Dimilin(R) to combat rice water weevils. This opens a new market with a much more ecologically friendly alternative to chemistry now in use.

            Over 65 percent of our sales are offshore and geographic expansion is essential to achieving continuing sales growth as third-world economic growth improves the diets of people around the world. In Poland, we have entered a joint venture with FMC and Rohm & Haas to sell our products directly in one of Europe's largest agricultural economies. In Brazil, the world's fourth-largest agricultural economy, we introduced Pantera(R) herbicide that promises solid sales growth after it was used with success on 60,000 acres of soybeans. In addition, we added FMC's citrus products to our Brazilian sales lines in 1999. In China, we expanded our direct sales force of Chinese nationals and achieved substantial sales growth especially in Omite(R) for citrus.

            We are a world leader in seed treatment products to assure germination and healthy seedlings. Our Vitavax(R) fungicide is one of the world's best-selling seed treatment products and stimulates growth as well as controlling disease. About half of our Crop Protection business, including the Gustafson joint venture, is related to seed treatment products and application systems. Our Gustafson joint venture with Bayer is the largest seed treatment company in North America. The partnership is a powerful combination of agricultural chemical strengths: Bayer is a leading developer of active ingredients for seed treatment, and Gustafson is a leader in formulating and delivering seed treatment products.

               SOLUTION: CALCINATE(R)/NAUGALUBE(R) PETROLEUM ADDITIVES

                                     [PHOTO]

            Cutting-edge best describes our additives for the industrial lubricant market. In metalworking fluids, our products protect manufacturers' investments in sophisticated machinery and insure the quality of finished machined products. Calcinate(R) calcium sulfonate provides the lubricant with anti-corrosion and anti-wear properties, and Naugalube(R) additives protect fluids from oxidation.

            In 1999, Gustafson received three new product registrations for use on grains, and we expect substantial success starting with spring wheat applications in the 2000 planting season. We anticipate accelerating growth in seed treatment because of the enhanced environmental attractiveness of the localized use of chemicals at very low application rates.

            In Australia, our Hannaford Seedmaster Services subsidiary holds a major share of the seed treatment market and has leveraged that market position to expand its product offerings to crop application chemicals with direct selling. We had a record Comite(R) miticide sales season in Australia driven by our aggressive direct product distribution program and high mite infestations in cotton.

            [PHOTO CAPTION]: WITH THE MERGER, WE HAVE OPENED NEW OPPORTUNITIES FOR ONE OF THE MOST COMPLETE PRODUCT OFFERINGS IN THE PETROLEUM ADDITIVES INDUSTRY. WE SERVE A WIDE RANGE OF CUSTOMERS WHO FORMULATE AND MANUFACTURE PRODUCTS FOR THE TRANSPORTATION, INDUSTRIAL, GREASE, AND FUELS MARKETS. MARINE TRANSPORTATION IS AMONG THE INDUSTRIES THAT CAN BENEFIT FROM OUR SYNTON(R) AND TRILENE(R) PRODUCTS TO HELP INCREASE THE PERFORMANCE EFFICIENCY OF LUBRICANT SYSTEMS.

            Our INDUSTRIAL SURFACTANTS business serves global agriculture markets with an impressive product line. Our wetting agents, primarily used in herbicides and insecticides, reduce the surface tension of the product, increasing its ability to spread and penetrate. Farmers can cover more acreage with less active ingredients and lower spray volume, providing both economic and ecological benefits.

            We find solutions to farmers' problems in the field. This customer focus is instrumental in how we develop specialty products such as our patented Silwet(R) super-spreading dispersants, that enable customers to reduce the amount of active chemicals required to protect crops, and our Morwet(R) silicone surfactants, that contribute to the success of a wide range of products marketed by the crop protection industry.

            In the oil field market, our industrial surfactants are achieving increased customer acceptance with growing oil exploration and production activity. Applications technology centers in Switzerland, Singapore and Brazil have improved our ability to support customers' needs with promising new gas hydrate inhibitors and enhanced oilfield recovery (EOR) technologies. Gas hydrate inhibitors are used in deep water gas wells to prevent gas from crystallizing at cold temperatures and high pressure.

            Our innovative EOR products and technologies allow customers to efficiently and profitably extend the life of existing underground oil reservoirs. Prior to EOR advancements, drillers were forced to leave as much as 60 to 70 percent of available oil in the ground. EOR provides an environmentally acceptable method for oil companies to extract as much as 40 percent more oil from a reservoir than the traditional pressure or water-based extraction methods. It is estimated that EOR will add over one billion barrels of oil to current U.S. reserves.

            Our PETROLEUM ADDITIVES unit offers one of the most comprehensive product lines of components to lubricant additive package formulators and manufacturers of products for the transportation, industrial, grease, and fuels markets. With the merger, we have achieved a synergy that opens broader new markets for one of the largest product offerings in the industry. Our performance components allow our customers to formulate products that can meet demanding new industry specifications driven by more demanding performance and environmental requirements.

            We have combined Crompton & Knowles' century of experience in sulfur-nitrogen chemistry with Witco's advanced detergent technology to provide performance enhancements in lubricants and fuels. Proposed new and more stringent lubricant specifications that our customers will be required to meet will provide us with new product opportunities in friction modifiers, antioxidants, anti-wear compounds, and deposit control additives, all of which are critical to cleaner, more efficient lubricant systems.

                          SOLUTION: SILQUEST(R) SILANES

                                     [PHOTO]

            Prestone(R) antifreeze/coolant uses our organofunctional silanes to provide stability to the product's performance. Used in small additive proportions, this silane, proprietary to Prestone(R), is an important enhancer to the world's best-selling antifreeze. The global automotive market depends on our silanes for silica-tires, the most advanced product in passenger car tires, and for durable clear coat automotive finishes.

            [PHOTO CAPTION]: INSET LEFT: MELANIE BISACCIO (RIGHT), OUR TECHNICAL SALES REPRESENTATIVE, DISCUSSES PRESTONE'S SILANES DELIVERY SCHEDULES WITH PRESTONE PERSONNEL, LEFT TO RIGHT: CHRISTINE HOH, MATERIAL COORDINATOR, GABRIELLE DALY, PURCHASING/DISTRIBUTION MANAGER, AND ERNESTINE HINES, PURCHASING COORDINATOR.

            [PHOTO CAPTION]: DEEP-DYED SPECIALTY NAPKINS ARE AMONG THE BROAD RANGE OF PRODUCTS THAT BENEFIT FROM OUR HIGH-QUALITY INDUSTRIAL DYES.

            With the merger, the benefits of liquid polymers and synthetic fluids to increase performance efficiency are now available to the metalworking and marine transportation industries, markets that Synton(R) PAO (poly alpha olefins) and Trilene(R) liquid polymers had not focused on previously.

            For automotive and industrial lubricants makers, Synton(R) PAO synthetic fluids can lower life-cycle costs by extending drain intervals and enhancing high-temperature performance in machinery and gear-boxes. PAO-based lubricants have excellent thermal and oxidative stability in demanding applications. This capability is now offered to makers of products for the metalworking industry that have stringent safety and environmental requirements as well as high performance demands.

            In 2000, we will complete our fifth plant expansion in the past five years in Elmira, Ontario, Canada for Synton(R) PAO, doubling the capacity while improving the manufacturing process. We expect this new capacity to be sold out quickly, and we will continue to invest in new capacity to support the rapidly increasing demand for these high-performance products.

            Responding to the demands of the transportation industry, we are developing new dispersants to enable diesel engines to operate more cleanly. We are also working on new Naugalube(R) antioxidants, MolyFM(TM) friction modifiers, and enhanced grades of Trilene(R) liquid polymers to protect engines while enhancing efficiency that improves fuel economy for larger vehicles.

            After a thorough evaluation of the potential of the textile dyes business and the options available to us, we elected to exit the business and sold Textile Colors in December. We are now concentrating on the paper, plastics and other specialized areas of the industrial marketplace in North and South America. Our INDUSTRIAL COLORS business accounts for about $50 million in annual sales.

            Good progress was made in 1999 in growing our market share for liquid and powder direct dyes to the paper industry with our strong domestic manufacturing position and technical service capabilities combined with our customer-focused technical programs.

            One example of what was accomplished is our new position as the long-term exclusive dyestuff supplier to a market leader in the production of deep-dyed specialty napkin goods for the U.S. hospitality industry. Our consistent high-quality, powdered, direct dyes in accurate pre-weighed, repulpable paper bags, that minimize waste and environmental impact by eliminating direct handling and measurement, assure us of this strong market position.

            Industrial Colors is also growing in a wide range of user industries including specialty printing inks and wood stains as a result of our technical capabilities and intense service and marketing efforts.

            Our REFINED PRODUCTS business serves a broad range of industries including cosmetics, inks and industrial markets with white oils, cable fillers and refrigeration oils. Last year, the cosmetics industry embraced our new Hydrobrite(R) 1000 white mineral oil that we introduced for skin care creams and lotions. This unique product has all the moisturizing qualities of petrolatum but remains in a liquid form.

            Sonolube(R), a blend of white oils and performance additives that serves industrial customers, has been accepted by industrial users as a superior product for protecting machinery from wear and rust. Our Witcogel(R) patented white oil and polymer blend is a leading fiber-optic cable filler for the telecommunications market.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION AND LIQUIDITY

LIQUIDITY AND CAPITAL RESOURCES

            The December 31, 1999 working capital balance of $141.8 million decreased $61.6 million from the December 26, 1998 balance of $203.4 million, while the current ratio decreased to 1.1 from 1.5 in 1998. The decrease in working capital and the current ratio were primarily due to the merger (the "Merger") of Crompton and Knowles Corporation (Crompton) and Witco Corporation (Witco) effective September 1, 1999. Days sales in receivables averaged 46 days in 1999, versus 54 days in 1998, principally due to the impact of the accounts receivable securitization programs. Inventory turnover averaged 3.4, compared to
3.1 in 1998.

            Net cash provided by operations of $88.6 million decreased $80.9 million from the net cash provided by operations of $169.5 million in 1998, due primarily to lower earnings. Net cash provided by operations, acquired cash of Witco, additional credit agreement and short-term borrowings, and the proceeds from the sales of the specialty ingredients business and the textile colors business, were used primarily to repurchase common shares, finance capital expenditures, pay merger costs, make dividend payments, repurchase the 9% and 10.5% Senior Notes, and pay $48.2 million of income taxes related to the 1998 Gustafson gain. The Company's debt to total capital ratio decreased to 65% from 91% in 1998, primarily as a result of the Merger. The Company's liquidity needs, including debt servicing, are expected to be financed from operations.

            On October 28, 1999, the Company entered into a $600 million 364-day senior unsecured revolving credit facility and a $400 million five-year senior unsecured credit facility with a syndicate of lenders. Borrowings on these facilities are at various rate options to be determined on the date of borrowing. Borrowings under these facilities totaled $680 million at December 31, 1999, with a weighted average interest rate of 7%.

            In addition, the Company has available accounts receivable securitization programs to sell up to $232 million of domestic accounts receivable to agent banks. As of December 31, 1999, $164.7 million of domestic accounts receivable had been sold under these agreements.

            In September 1998, the Company announced a share repurchase program to buy back 7.5 million shares, or approximately 10% of the common shares then outstanding. In January 1999, the Company announced a share repurchase program for 6.8 million shares, or approximately 10% of the common shares then outstanding. From September 1998 through the completion of these programs in 1999, the Company repurchased 9.5 million common shares at an average price of $17.85 per share.

            In November 1999, the Board of Directors approved another share repurchase program for 10% of the common shares then outstanding, or approximately 11.9 million shares. As of December 31, 1999, the Company had repurchased 2.2 million common shares under that program at an average price of $12.16 per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


           In November 1999, the Company announced that it is committed to a cost savings program that will enable it to reduce costs by $60 million in 2000. Cost savings of $44 million are expected to be achieved through salaried staff reductions. The remaining savings are expected to be achieved through the consolidation of plants and offices, purchasing and logistics efficiencies, and the elimination of outside services and consultants. As of December 31, 1999, the Company reduced its workforce by 478 employees.

            In January 1999, the Company sold its specialty ingredients business to Chr. Hansen Holding A/S of Denmark for $103 million, which resulted in a pre-tax gain of $42.1 million in the first quarter of 1999.

            In December 1999, the Company sold its textile colors business to Yorkshire Group PLC for $86.5 million ($78 million in cash proceeds and a 12.4% equity interest in Yorkshire valued at approximately $8.5 million). The sale resulted in a pre-tax loss of $83.3 million.

            Capital expenditures for 1999 amounted to $131.8 million as compared to $66.6 million in 1998. The increase is primarily due to the Merger, year 2000 related expenditures and cost savings initiatives. Capital expenditures are expected to approximate $175 million in 2000, primarily for the Company's replacement needs and improvement of domestic and foreign facilities.

YEAR 2000 ISSUES

            The Company successfully implemented its SAP and non-SAP projects prior to December 31, 1999. As a result, the Company did not experience any significant Year 2000 related system failures.

            The total costs associated with the SAP and non-SAP projects were $19.4 million (including $13.4 million capitalized and $6 million expensed). Expenditures of $14.6 million were made during 1999 ($11.5 million capitalized and $3.1 million expensed).

NEW ACCOUNTING STANDARDS

            In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" which delays the effective date of FASB Statement No. 133 to fiscal years beginning after June 15, 2000. The Company plans to adopt the provisions of this statement in the first quarter of 2001. The Company has not yet determined what the effect of FASB Statement No. 133 will be on its earnings and financial position.

ENVIRONMENTAL MATTERS

            The Company is involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions. A number of such matters involve claims for a material amount of damages and relate to or allege environmental liabilities, in-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


cluding clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. The Company and some of its subsidiaries have been identified by federal, state or local governmental agencies, and by other potentially responsible parties (each a "PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state statutes, as a PRP with respect to costs associated with waste disposal sites at various locations in the United States. In addition, the Company is involved with environmental remediation and compliance activities at some of its current and former sites in the United States and abroad.

            Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. As of December 31, 1999, the Company's reserves for environmental remediation activities totaled $198 million. It is reasonably possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

            The Company intends to assert all meritorious legal defenses and all other equitable factors which are available to it with respect to the above matters. The Company believes that the resolution of these environmental matters will not have a material adverse effect on its consolidated financial position. While the Company believes it is unlikely, the resolution of these environmental matters could have a material adverse effect on its consolidated results of operations in any given year if a significant number of these matters are resolved unfavorably.

MARKET RISK & RISK MANAGEMENT POLICIES

            The operations of the Company are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. The Company uses derivative financial instruments to mitigate its exposure to these risks. The Company does not use derivative financial instruments for trading or speculative purposes.

            The Company's primary interest rate risk exposure results from changes in the fair value of its long-term, U.S. dollar fixed rate debt, as well as cash flow risk associated with long-term variable rate debt. The Company used interest rate swap contracts to convert a portion of its long-term, variable rate foreign denominated debt to fixed rate debt. Each interest rate swap contract is designated with the principal balance and the term of the specific debt obligation. These contracts involve the exchange of interest payments over the life of the contract without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued as other liabilities or assets and recognized as an adjustment to interest expense. The changes in the fair value of the swap contracts due to changes in market interest rates are not recognized in the financial statements. In the event of early extinguishment of the designated debt obligations, any realized or unrealized gain

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

or loss from the swap would be recognized in income coincident with the extinguishment gain or loss.

            The following table provides information about the Company's derivative and other financial instruments that are sensitive to changes in interest rates. For long-term financial instruments, the table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average variable interest rates are based on the applicable floating rate index as of the reporting date. For interest rate swaps, the table presents the notional amount and weighted average interest rates by maturity date. The notional amounts are used to calculate the contractual cash flows to be exchanged under the respective contracts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

INTEREST RATE SENSITIVITY



                                                                                                     Fair
                                                                          2005 and                  Value at
(IN THOUSANDS)             2000       2001      2002      2003      2004  Thereafter    Total       12/31/99
-------------------------------------------------------------------------------------------------------------
NOTE RECEIVABLE:
 Fixed rate               $9,000                                                        $  9,000      $8,694
 Average interest          6.54%
 rate
LONG-TERM PAYABLE:

 Fixed rate               $2,597    $2,597    $1,947      $1,298                        $  8,439    $  7,720
 Average interest rate     6.30%     6.30%     6.30%       6.30%
LONG-TERM DEBT:
 Fixed rate               $4,033    $1,806    $2,039    $166,361    $1,454  $702,411    $878,104    $799,509
 Average interest rate     7.32%     7.31%     7.28%       7.29%     7.48%     7.49%
 Variable rate-swapped                                   $66,298                         $66,298     $66,298
 Average interest rate     AIBOR     AIBOR     AIBOR       AIBOR
                           +.80%     +.80%     +.80%       +.80%
 Other variable rate                                              $400,000  $  8,500    $408,500    $408,500
 Average interest rate(a)  6.55%     6.55%     6.55%       6.55%     6.55%     5.60%
INTEREST RATE SWAPS:
 Total pay fixed/receive
  variable                                              $66,298                          $66,298    $   (635)
 Average pay rate          5.20%     5.20%     5.20%      5.20%
 Average receive rate      AIBOR     AIBOR     AIBOR      AIBOR
                           +.80%     +.80%     +.80%      +.80%
-------------------------------------------------------------------------------------------------------------------------

AIBOR - Amsterdam Interbank Offered Rate

(a) Average variable interest rate is based on rates in effect at December 31, 1999.

            The Company's short-term exposure to changes in foreign currency exchange rates results from transactions entered into by the Company and its foreign subsidiaries in currencies other than their local currency (primarily trade payables and receivables). The Company manages these transactional currency risks on a consolidated basis, which allows it to net its trade payable and receivable exposure. The Company is also exposed to currency risk on intercompany transactions. The Company purchases foreign currency forward contracts, primarily denominated in Hong Kong dollars, British pounds, Singapore dollars, Canadian dollars and the Euro, to hedge its transaction exposure. Contracts to hedge its net payable/receivable transaction exposure are generally outstanding for one to six months and contracts to hedge intercompany transactions are settled on a monthly basis. Realized and unrealized gains and losses on foreign currency forward contracts that are designated and effective as hedges of recorded transactions are recognized in earnings to offset the impact of valuing recorded foreign currency trade payables, receivables and intercompany transactions. Unrealized gains and losses are cumulatively measured as the differential between the spot exchange rate at the contract's inception and the spot exchange rate as of the balance sheet date and are included in other current assets. Discounts and premiums on foreign currency forward contracts that are designated and effective as hedges are recorded as a deferred asset and amortized over the respective contract life. Realized and unrealized gains and losses on contracts that do not satisfy the requirements of an effective hedge are reported as other expense (income). The fair value of the foreign currency forward contracts used to hedge the Company's intercompany loan, trade payable and trade receivable exposures are not significant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


            The Company's long-term foreign currency exchange risk exposure results from its net investments in international subsidiaries (including long-term intercompany loans). The Company uses foreign currency swap contracts denominated in German marks and Italian lira to reduce its exposure to foreign currency risk from its net investments in its international subsidiaries. For foreign currency swap contracts designated and effective as hedges, realized and unrealized gains and losses, net of related taxes, are included in the accumulated other comprehensive income component of shareholders' equity. Discounts or premiums resulting from the differential between the contractual payments and receipts are amortized over the life of the contract. The related amounts due to or from counterparties are included in other assets.

            The following table summarizes information on the foreign currency swap contacts, including the notional amounts and the related weighted average contract rates by contractual maturity date. The notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. The table does not include the net investments for which the foreign exchange translation adjustments would offset the realized and unrealized gains and losses on the related swap contracts.

EXPOSURES RELATED TO DERIVATIVE CONTRACTS WITH EUROPEAN FUNCTIONAL CURRENCIES

                                                                                                     Fair
                                                                          2005 and                  Value at
(IN THOUSANDS)             2000       2001      2002      2003      2004  Thereafter    Total       12/31/99
-------------------------------------------------------------------------------------------------------------


SWAP CONTRACT TO
BUY U.S. DOLLARS:
PAY GERMAN MARKS
 Notional amount                                        $162,974                        $162,974    $21,987
 Average contract                                          .6519                           .6519
 rate
SWAP CONTACT TO BUY
GERMAN MARKS:
PAY ITALIAN LIRA
 Notional amount                                          $7,814                          $7,814     $(570)
 Average contract                                        .000994                         .000994
 rate

EURO CONVERSION

            On January 1, 1999, certain member countries of the European Union adopted the Euro as their common legal currency. Between January 1, 1999 and July 1, 2002, transactions may be conducted in either the Euro or the participating countries' national currency. However, by July 1, 2002, the participating countries will withdraw their national currency as legal tender and complete the conversion to the Euro.

            The Company conducts business in Europe and does not expect the conversion to the Euro to have an adverse effect on its competitive position or consolidated financial position. The Company believes that the implementation of its SAP Project will allow the Company to conduct business transactions in both the Euro as well as the participating countries' national currency.

            The Company has determined that failure to implement systems that are able to process both the Euro and participating countries' national currency may cause disruptions to

                       MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


operations including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. These problems could be substantially alleviated with manual processing. However, this would cause delays in certain normal business activities.

FORWARD-LOOKING STATEMENTS

            Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. These statements are based on currently available information and the Company's actual results may differ significantly from the results discussed. Investors are cautioned that there can be no assurance that the actual results will not differ materially from those suggested in such forward-looking statements.

OPERATING RESULTS -- 1999 COMPARED TO 1998

OVERVIEW

            Consolidated net sales increased 16% to $2.09 billion in 1999 from $1.8 billion in 1998. After adjusting 1998 net sales to exclude $216.1 million from deconsolidated joint ventures and the divestiture of the specialty ingredients business, and to include $550.8 million from Witco operations for the months of September through December 1998, net sales decreased 2%. This decrease is primarily the result of lower sales in the Polymer Processing Equipment and Crop Protection businesses. International sales, including U.S. exports, were 45% of total sales, up from 40% in 1998.

            The net loss for 1999 was $175 million, or $2.10 per common share basic and diluted, as compared to net earnings of $161.8 million, or $2.20 per common share basic and $2.14 per common share diluted in 1998. Earnings before after-tax special items (as detailed on page 54) were $95 million, or $1.14 per common share basic and diluted, as compared to $117.3 million, or $1.59 per common share basic and $1.55 per common share diluted, in 1998.

            Gross margin as a percentage of sales decreased to 34.9% from 36.2% in 1998. The decrease was primarily due to the impact of including four months of Witco results, lower pricing and unfavorable product mix. Consolidated operating profit before special items decreased $34 million to $225.9 million from $259.9 million in 1998. After further adjusting to exclude $19.6 million from the consolidated joint ventures and the divestiture of the specialty ingredients business, and to include $24 million from Witco operations for the months of September through December 1998, operating profit decreased 14.5% from $264.3 million in 1998.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


(IN THOUSANDS)     1999                           1998

              ------------------  -------------------------------------------------------------
                                                  Witco
                                                Operations
                                               Four Months
                         AS            As          Ended        Deconsolidated    Divested     As
                      REPORTED      Reported    December 31     Joint Ventures    Business   Adjusted
                      ---------     -----------------------------------------------------------------

NET SALES
Polymer Products
Polymer
  Additives            $620,188     $391,964      $214,608       $      --      $    --      $606,572
 Polymers               316,300      342,527            --          (41,520)         --       301,007
 Polymer Processing
   Equipment            300,016      344,480            --               --          --       344,480
Eliminations             (3,469)          --            --               --          --            --
                      ---------    ------------------------------------------------------------------
                      1,233,035    1,078,971       214,608          (41,520)         --     1,252,059
                      ---------    -------------------------------------------------------------------
Specialty Products
 OrganoSilicones        158,925            --       144,718              --          --       144,718
 Crop Protection        294,798       348,000        49,376         (84,966)         --       312,410
 Other                  405,600       369,148       142,075              --      (89,590)     421,633
                     ----------  --------------------------------------------------------------------
                        859,323       717,148       366,169         (84,966)     (89,590)     878,761
                     ----------  --------------------------------------------------------------------
Total net sales      $2,092,358    $1,796,119     $ 550,777       $(126,486)    $(89,590)  $2,130,820
                     ==========  ====================================================================
OPERATING PROFIT
Polymer Products
 Polymer Additives     $ 67,880     $ 49,215     $  16,325       $       --    $      --    $ 65,540
 Polymers                82,951       79,892            --            (709)           --      79,183
 Polymer Processing
  Equipment
Eliminations             19,981       46,653            --               --           --      46,653
                      ---------  --------------------------------------------------------------------
                        170,812      175,760        16,325            (709)           --     191,376
                      ---------  --------------------------------------------------------------------
Specialty Products
 OrganoSilicones         16,784           --        16,621               --           --      16,621
 Crop Protection         69,194       84,882           820         (10,840)           --      74,862
 Other                   25,144       35,760         1,544               --       (7,863)     29,441
                     ---------   --------------------------------------------------------------------
                        111,122      120,642        18,985         (10,840)       (7,863)    120,924
                     ---------   --------------------------------------------------------------------
General corporate
 expense including
 amortization           (56,033)     (36,544)      (11,273)           (187)            --    (48,004)
                      ---------    ------------------------------------------------------------------
Total operating profit
 before special items   225,901      259,858     $  24,037       $ (11,736)      $(7,863)    264,296
                                                 ====================================================
Special items (a)      (224,518)     (41,560)
                       ---------    ---------
Total operating profit $  1,383     $218,298
                       =========    ========

(a)  Special items affecting operating profit include the following expenses:

                                                                                      1999     1998
-----------------------------------------------------------------------------------------------------

Write-off of in-process and development                                            $195,000   $    --
Merger related costs                                                                 29,518        --
Facility closure costs                                                                   --    33,600
  Other                                                                                  --     7,960
-----------------------------------------------------------------------------------------------------
Total special items                                                                $224,518   $41,560
=====================================================================================================

POLYMER PRODUCTS

            Polymer products sales of $1.23 billion represent a decrease of 2% from an adjusted $1.25 billion for 1998. Operating profit for polymer products of $170.8 million declined 11% from an adjusted $191.4 million for 1998.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



            Polymer additives sales of $620.2 million increased 2% from an adjusted $606.6 million for 1998 primarily due to volume growth of 6%, partially offset by 2% declines attributable to lower pricing and foreign currency translation. Plastic additives sales were up 4% primarily as a result of higher volume, partially offset by lower foreign currency translation. Rubber chemicals sales were essentially unchanged from 1998 as greater volume of 5% was offset by lower pricing. Urethane chemicals sales rose 3% primarily due to higher volume of 8%, partially offset by lower foreign currency translation of 3% and lower pricing of 2%. Polymer additives operating profit of $67.9 million rose 4% from an adjusted $65.5 million in 1998 primarily as a result of higher sales volume, partially offset by lower pricing in rubber chemicals.

            Polymers sales of $316.3 million rose 5% versus an adjusted $301 million for 1998 primarily due to volume growth of 4% and improved pricing of 2%. Urethane sales were up 6% primarily as a result of higher volume. EPDM sales increased 4% primarily due to improved pricing. Polymers operating profit of $83 million increased 5% from an adjusted $79.2 million in 1998 primarily as a result of improved pricing and greater sales volume, partially offset by higher EPDM raw material costs.

            Polymer processing equipment sales of $300 million decreased 13% from 1998 primarily due to lower sales volume and pricing which was reflective of the downward cycle experienced by the plastics machinery market during the second half of 1999. Operating profit of $20 million decreased 57% from 1998 primarily as a result of competitive pricing pressure, lower volume and increased sales of lower margin equipment systems. The equipment order backlog totaled $113 million at the end of 1999 compared to $118 million at the end of 1998.

SPECIALTY PRODUCTS

            Specialty products sales of $859.3 million represent a decrease of 2% from an adjusted $878.8 million for 1998. Operating profit of $111.1 million decreased 8% from an adjusted $120.9 million for 1998.

            OrganoSilicones sales of $158.9 million were 10% above an adjusted $144.7 million for 1998 primarily due to volume growth of 14%, partially offset by lower foreign currency translation of 4%. The business benefited from a recovering Asian economy, new product introductions, growth in the "greentyre" market and increased orders with major customers. Operating profit of $16.8 million was 1% above an adjusted $16.6 million for 1998 primarily due to increased sales volume, partially offset by higher 1999 consulting costs and certain non-recurring items that had a favorable impact on 1998 earnings.

            Crop protection sales of $294.8 million declined 6% from an adjusted $312.4 million in 1998 primarily due to lower volume particularly in the herbicides and fungicides businesses. These businesses were adversely affected by a general weakness in the U.S. and European farm economies, unfavorable weather conditions and increased competition associated with genetically engineered seeds. Operating profit of $69.2 million decreased 8% from an adjusted $74.9 million in 1998 primarily as a result of lower sales volume.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

            Other sales of $405.6 million declined 4% from an adjusted $421.6 million in 1998 primarily due to lower pricing of 3% and lower foreign currency translation of 1%. Colors sales were down 14% primarily due to lower volume and pricing for textile colors. The textile colors business was sold in December 1999. Glycerine/fatty acids sales rose 5% primarily due to volume growth, partially offset by lower pricing. Refined products and petroleum additives sales increased 12% and 7%, respectively, primarily as a result of higher sales volume. Other operating profit of $25.1 million decreased 15% from an adjusted $29.4 million in 1998 primarily due to lower pricing in the colors business, partially offset by higher sales volume in the remaining businesses.

OTHER

            Selling, general and administrative expenses of $331.1 million increased 25% versus 1998 primarily due to the Merger, offset partially by the impact of the deconsolidation of the joint ventures and the divestiture of the specialty ingredients business. Depreciation and amortization (up 45%) and research and development costs (up 29%) also increased as a result of the Merger. Interest expense of $69.8 million decreased 11% primarily due to lower levels of indebtedness prior to the Merger, which more than offset the four months impact of the debt acquired in the Merger. Other expense of $48 million in 1999 includes a loss on the sale of Colors for $83.3 million, a gain on the sale of Specialty Ingredients for $42.1 million and fees related to the accounts receivable securitization for $6.3 million. Other income of $158.9 million in 1998 includes a gain of $153.4 million resulting from the sale of a 50% interest in the Gustafson seed treatment business. The effective tax rate, excluding the impact of special items was 36.4% compared to 37.2% in 1998.

OPERATING RESULTS -- 1998 COMPARED TO 1997

OVERVIEW

            Consolidated net sales decreased 3% to $1.80 billion from $1.85 billion in 1997. The decrease was primarily attributable to lower volume of 2% and lower foreign currency translation of 1%. International sales, including U.S. exports, increased slightly as a percentage of total sales to 40% from 39% in 1997.

            Net earnings for 1998 were $161.8 million, or $2.20 per share basic and $2.14 per share diluted, compared to earnings of $86.8 million, or $1.18 per share basic and $1.15 per share diluted, in 1997. Before after-tax special items (as detailed on page 54), net earnings were $117.3 million, or $1.59 per share basic and $1.55 per share diluted, compared with $92.1 million, or $1.25 per share basic and $1.22 per share diluted, in 1997.

            Gross margins as a percentage of net sales increased to 36.2% from 35.4% in the prior year. The increase was primarily attributable to lower raw material costs, improved pricing and product mix. Consolidated operating profit of $218.3 million declined 3% from the prior year; however, excluding the impact of special items, operating profit increased 3% to $259.9 million from $252.3 million in the prior year.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



POLYMER PRODUCTS

            Polymer products sales of $1.08 billion represent an increase of 1% from 1997. Operating profit of $175.8 increased 6% from 1997.

            Polymer additives sales of $392 million decreased 6% versus 1997 primarily attributable to lower pricing of 3%, lower volume of 2% and lower foreign currency translation of 1%. Rubber chemical sales were 9% lower than 1997 primarily due to lower volume and pricing. Plastic additive sales were essentially unchanged as higher volume of 1% was offset by lower foreign currency translation. Polymer additives operating profit of $49.2 million decreased 31% from 1997. The decrease was primarily attributable to lower volume, unfavorable manufacturing variances and an unfavorable product mix.

            Polymers sales of $342.5 million were essentially unchanged from 1997 as improved pricing of 4% was offset primarily by lower volume. EPDM sales increased 6% from 1997 primarily due to improved pricing. Urethane and nitrile rubber sales were lower by 3% and 9%, respectively, due primarily to lower volume. Polymers operating profit of $79.9 million increased 38% from 1997 primarily attributable to improved pricing and lower raw material costs in the EPDM business.

            Polymer processing equipment sales of $344.5 million increased 11% from 1997 primarily due to higher volume. Operating profit of $46.7 million increased 26% from 1997 due to increased volume and improved product mix. The equipment order backlog totaled $118 million at the end of 1998 compared to $106 million at the end of 1997.

SPECIALTY PRODUCTS

            Specialty products sales of $717.1 million represent a decrease of 8% from 1997. Operating profit for specialty products was $120.6 million compared to $123.6 in 1997.

            Crop protection sales of $348 million decreased 6% versus 1997 primarily due equally to the deconsolidation of the Gustafson seed treatment business in December 1998 and lower volume, particularly in the insecticide business. Operating profit of $84.9 million increased 2% from 1997 primarily due to lower operating costs, and improved pricing and product mix.

            Other sales of $369.1 million decreased 10% versus 1997 primarily attributable to lower volume of 8%, lower pricing of 1% and lower foreign currency translation of 1%. Petroleum additives sales were 5% lower primarily due to lower volume. Colors sales decreased 11% primarily due to lower volume in apparel dyes. Specialty ingredients sales decreased 11% also principally due to lower volume. This business was sold effective the first day of fiscal 1999. Operating profit of $35.8 decreased 11% versus 1997, due primarily to lower volume.

OTHER

            Selling, general and administrative expenses of $264.7 million decreased 2% versus 1997, but as a percentage of sales remained essentially unchanged at 14.7%. Depreciation

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



and amortization of $80.5 million increased 1% from 1997 primarily as a result of a higher fixed asset base. Research and development costs of $52.8 million decreased 2% from 1997, but as a percentage of sales remained constant at 2.9%.

            Facility closure costs of $33.6 million represent primarily the write-off of plant and equipment, severance and other costs related to the closure of the Company's nitrile rubber facility in Painesville, Ohio.

            Interest expense of $78.5 million decreased 24% from 1997 primarily due to lower levels of indebtedness and lower interest cost on borrowings used to redeem high cost debt in 1998. Other income of $158.9 million in 1998 includes a gain in the amount of $153.4 million resulting from the sale of a 50% interest in the Gustafson seed treatment business. Other income of $27.8 million in 1997 includes a gain of $28 million relating to a settlement with the U.S. Department of the Army. The effective tax rate excluding the impact of special items was 37.2% compared to 38.1% in 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended 1999, 1998, and 1997

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)                       1999            1998            1997
                                                                  ---------------------------------------------
NET SALES                                                         $   2,092,358       1,796,119       1,851,180

COSTS AND EXPENSES
Cost of products sold                                                 1,361,373       1,146,200       1,196,030

Selling, general and administrative                                     331,050         264,710         269,405
Depreciation and amortization                                           116,648          80,536          79,856
Research and development                                                 67,954          52,775          53,611
Equity (income) loss                                                    (10,568)             --              --
Acquired in-process research and development                            195,000              --              --
Merger and related costs                                                 29,518              --              --
Facility closure costs                                                       --          33,600              --
Severance and other costs                                                    --              --          13,000
Special environmental change                                                 --              --          15,000
                                                                  ---------------------------------------------

OPERATING PROFIT                                                          1,383         218,298         224,278
Interest expense                                                         69,833          78,520         103,349
Other expense (income)                                                   47,979        (158,938)        (27,817)
                                                                  ---------------------------------------------

EARNINGS
Earnings (loss) before income taxes and extraordinary loss             (116,429)        298,716         148,746
Income Taxes                                                             42,922         115,493          56,675
                                                                  ---------------------------------------------
Earnings (loss) before extraordinary loss                              (159,351)        183,223          92,071
Extraordinary loss on early extinguishment of debt                      (15,687)        (21,468)         (5,242)
                                                                  ---------------------------------------------
Net earnings (loss)                                               $    (175,038)  $     161,755   $      86,829
                                                                  ---------------------------------------------

BASIC EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before extraordinary loss                         $       (1.91)  $        2.48   $        1.25
Extraordinary loss                                                         (.19)           (.28)           (.07)
                                                                  ---------------------------------------------
Net earnings (loss)                                                       (2.10)           2.20            1.18
                                                                  ---------------------------------------------

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before extraordinary loss                         $       (1.91)  $        2.42   $        1.22
Extraordinary loss                                                         (.19)           (.28)           (.07)
                                                                  ---------------------------------------------
Net earnings (loss)                                                       (2.10)           2.14            1.15
                                                                  =============================================


See accompanying notes to consolidated financial statements
CK WITCO CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Fiscal years ended 1999 and 1998


(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)                                         1999            1998
                                                                                    ---------------------------------

ASSETS
CURRENT ASSETS
Cash                                                                                $      10,543   $      12,104
Accounts receivable                                                                       411,536         173,668
Inventories                                                                               523,363         334,562
Other current assets                                                                      174,311          77,422
                                                                                    -------------------------------
  Total current assets                                                                  1,119,753         597,756

NON-CURRENT ASSETS                                                                      1,262,345         473,403
Property, plant and equipment                                                             969,625         166,184
Cost in excess of acquired net assets                                                     374,895         171,550
                                                                                    --------------------------------
Other assets                                                                        $   3,726,618   $   1,408,893
                                                                                    --------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                                       $      81,162   $      17,305
Accounts payable                                                                          330,591         117,338
Accrued expenses                                                                          422,252         139,401
Income taxes payable                                                                      121,366         103,179
Other current liabilities                                                                  22,599          17,149
                                                                                    --------------------------------
  Total current liabilities                                                               977,970         394,372
                                                                                    --------------------------------

NON-CURRENT LIABILITIES
Long-term debt                                                                          1,309,812         646,857
Postretirement health care liability                                                      216,797         142,727
Other liabilities                                                                         462,127         158,234

STOCKHOLDERS' EQUITY
Common stock, $.01 and $.10 par value - issued 119,071,693
and 77,332,751 shares                                                                       1,191           7,733
Additional paid-in capital                                                              1,047,518         238,615
Accumulated deficit                                                                      (200,374)        (15,985)
Accumulated other comprehensive income                                                    (61,238)        (38,414)
Treasury stock at cost                                                                    (27,185)       (125,246)
                                                                                    --------------------------------
Total stockholders' equity                                                                759,912          66,703
                                                                                    --------------------------------
                                                                                    $   3,726,618   $   1,408,893
                                                                                    ================================
See accompanying notes to consolidated financial statements
CK WITCO CORPORATION AND SUBSIDIARIES



CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended 1999, 1998 and 1997


Increase (decrease) to cash (In thousands of dollars)                   1999               1998           1997
                                                                  -----------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings (loss)                                            $     (175,038)  $      161,755  $      86,829
   Adjustments to reconcile net earnings
   (loss) to net cash provided by operations:
     Acquired in-process research and development                        195,000               --             --
     Loss on sale of textile colors                                       83,333               --             --
     Gain on sale of specialty ingredients                               (42,060)              --             --
     Merger and related costs                                             29,518               --             --
     Extraordinary loss on early debt extinguishment                      15,687           21,468          5,242
     Gustafson joint venture gain                                             --         (153,429)            --
     Facility closure costs                                                   --           33,600             --
     Depreciation and amortization                                       116,648           80,536         79,856
     Equity income                                                       (10,568)              --             --
     Deferred taxes                                                      (26,281)          (5,366)        18,184
     Changes in assets and liabilities:
       Accounts receivable                                                 4,539              497         (2,997)
       Inventories                                                       (25,475)           7,314         (3,960)
       Other current assets                                               25,422          (11,508)         5,688
       Other assets                                                        7,333            3,358          2,165
       Accounts payable and accrued expenses                             (73,963)         (32,188)         8,573
       Income taxes payable                                              (10,776)          79,568         13,055
       Other current liabilities                                           4,983          (10,562)         7,244
       Postretirement health care liability                               (2,342)          (3,727)       (32,460)
       Other liabilities                                                 (24,624)          (7,161)        12,306
       Other                                                              (2,712)           5,367         16,062
                                                                  ------------------------------------------------
Net cash provided by operations                                           88,624          169,522        215,787
                                                                  ------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of specialty ingredients                           103,000               --             --
   Proceeds from sale of textile colors                                   75,322               --             --
   Proceeds from Gustafson joint venture                                      --          180,000             --
   Capital expenditures                                                 (131,782)         (66,628)       (50,176)
   Acquired cash of Witco Corporation                                    236,658               --             --
   Other investing activities                                            (32,941)          (9,717)         5,569
                                                                  ------------------------------------------------
   Net cash provided by (used in) investing activities                   250,257          103,655        (44,607)
                                                                  ------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on long-term notes                                          (356,449)        (460,034)       (76,860)
   Proceeds (payments) on credit agreement                                93,720          199,894        (91,529)
borrowings
   Proceeds (payments) on short-term borrowings                           61,267           15,535         (5,903)
   Proceeds from sale of accounts receivable                                  --           80,000             --
   Premium paid on early extinguishment of debt                          (20,431)         (22,984)        (7,065)
   Treasury stock acquired                                              (101,781)         (94,974)            --
   Dividends paid                                                         (9,351)          (3,721)        (3,671)
   Other financing activities                                             (6,222)          14,425          4,240
                                                                  ------------------------------------------------
   Net cash used in financing activities                                (339,247)        (271,859)      (180,788)
                                                                  ------------------------------------------------

CASH
   Effect of exchange rates on cash                                       (1,195)             179           (905)
                                                                  ------------------------------------------------
   Change in cash                                                         (1,561)           1,497        (10,513)
   Cash at beginning of period                                            12,104           10,607         21,120
                                                                  ------------------------------------------------
   Cash at end of period                                          $       10,543   $      12,104  $       10,607
                                                                  ================================================


See accompanying notes to consolidated financial statements
CK WITCO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
Fiscal years ended 1999, 1998 and 1997

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)



                                                                                Accumulated
                                                     Additional                    Other
                                         Common       Paid-in     Accumulated   Comprehensive   Treasury
                                         Stock        Capital       Deficit        Income        Stock         Total
                                      --------------------------------------------------------------------------------------
BALANCE, DECEMBER 28, 1996            $      7,724  $    232,010  $   (257,177) $    (30,892) $    (48,083) $    (96,418)
Comprehensive income:
   Net earnings                                                         86,829                                    86,829
   Equity adjustment for translation
     of foreign currencies                                                           (16,453)                    (16,453)
   Other                                                                               1,556                       1,556
Total comprehensive income                                                                                        71,932
Cash dividends ($.05 per share)                                         (3,671)                                   (3,671)
Stock options, warrants and other
   issuances (668,552 shares)                    9           203                                     7,855         8,067
                                      --------------------------------------------------------------------------------------
BALANCE, DECEMBER 27, 1997                   7,733       232,213      (174,019)      (45,789)      (40,228)      (20,090)
                                      --------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                                                        161,755                                   161,755
   Equity adjustment for translation
     of foreign currencies                                                             5,427                       5,427
   Other                                                                               1,948                       1,948
Total comprehensive income                                                                                       169,130
Cash dividends ($.05 per share)                                         (3,721)                                   (3,721)
Stock options, warrants and other
   issuances (1,130,258 shares)                            6,402                                     9,956        16,358
Treasury stock acquired
   (5,368,600 shares)                                                                              (94,974)      (94,974)
                                      ---------------------------------------------------------------------------------------
BALANCE, DECEMBER 26, 1998                   7,733       238,615       (15,985)      (38,414)     (125,246)       66,703
                                      ---------------------------------------------------------------------------------------
Comprehensive
income:
   Net loss                                                           (175,038)                                 (175,038)
Equity adjustment for translation of
   foreign currencies                                                                (22,984)                    (22,984)
   Other                                                                                 160                         160
Total comprehensive income                                                                                      (197,862)
Cash dividends ($.10 per share)                                         (9,351)                                   (9,351)
Stock options and other issuances
   (17,030 common shares and
   243,017 treasury        shares)                         3,703                                     2,132         5,835
Treasury stock acquired
   (6,366,900 shares)                                                                             (101,781)     (101,781)
Change in par value                         (5,893)        5,893                                                       -
Cancellation of treasury stock
   (11,850,119 shares)                      (1,185)     (196,525)                                  197,710             -
Acquisition of Witco
   (53,572,031 shares)                         536       995,832                                                 996,368
                                      --------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $      1,191  $  1,047,518  $   (200,374) $    (61,238) $    (27,185) $    759,912
                                      ======================================================================================


See accompanying notes to consolidated financial statements
CK WITCO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MERGER

            On September 1, 1999, the shareholders of Crompton and Knowles Corporation (Crompton) and Witco Corporation (Witco) approved a tax-free stock-for-stock merger of Crompton and Witco (the "Merger"). The terms of the Merger provided that (a) Crompton merge with and into CK Witco Corporation (the "Company") and (b) immediately thereafter, Witco merge with and into the Company, so that the Company is the surviving corporation. Also, under the terms of the Merger, each share of Crompton's common stock was automatically converted into one share of the Company's common stock, and each share of Witco's common stock was exchanged for 0.9242 shares of the Company's common stock.

            The Merger was accounted for as a purchase and accordingly, the results of operations of Witco have been included in the consolidated financial statements from the date of acquisition. An allocation of the purchase price resulted in cost in excess of the estimated fair value of acquired net assets (goodwill) of approximately $834 million. This is being amortized on a straight-line basis over forty years.

ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

            The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries. Other affiliates in which the Company has a 20% to 50% ownership are accounted for in accordance with the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

            Effective with the Merger, the Company adopted a fiscal year ending on December 31. Prior to the Merger, Crompton's fiscal year ended on the last Saturday in December.

            The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which requires the Company to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS

            Certain prior year amounts have been reclassified to conform with the current year presentation.

INVENTORY VALUATION

            Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($89.2 million in 1999, $59.4 million in 1998 and $58.7 million in 1997) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements: 10 to 40 years, machinery and equipment: 3 to 25 years, and furniture and fixtures: 3 to 10 years.

            Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

LONG-LIVED ASSETS

            The Company evaluates the recoverability of the carrying value of long-lived assets, including intangible assets, of each of its businesses by assessing whether the projected cash flows of each of its businesses is sufficient to recover the existing unamortized cost of these assets. In addition, the Company periodically evaluates the future period over which the benefit of long-lived assets will be received, based on the undiscounted value of future cash flows. If the Company determines that any assets have been permanently impaired, the amount of the impaired assets is written-off against earnings in the quarter in which the impairment is determined.

INTANGIBLE ASSETS

            The excess cost over the fair value of net assets of businesses acquired is being amortized on a straight-line basis over 20 to 40 years. Accumulated amortization was $49.4 million and $44.6 million in 1999 and 1998, respectively.

            Patents, unpatented technology, trademarks and other intangibles
(net) of $152.3 million in 1999 and $59 million in 1998, included in other assets, are being amortized principally on a straight-line basis over their estimated useful lives ranging from 6 to 40 years. Accumulated amortization was $135.5 million and $120.9 million in 1999 and 1998, respectively.

FINANCIAL INSTRUMENTS

            Financial instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by generally accepted accounting principles.

TRANSLATION OF FOREIGN CURRENCIES

            Balance sheet accounts denominated in foreign currencies are translated generally at the current rate of exchange as of the balance sheet date, while revenues and expenses are translated at average rates of exchange during the periods presented. The cumulative foreign currency adjustments resulting from such translation are included in accumulated other comprehensive income. For foreign subsidiaries operating in highly inflationary economies, monetary balance sheet accounts and related revenue and expenses are translated at current rates of exchange while non-monetary balance sheet accounts and related revenues and expenses are trans-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

lated at historical exchange rates. The resulting translation gains and losses related to those countries are reflected in operations and are not significant in any of the years presented.

RESEARCH AND DEVELOPMENT

            Research and development costs are expensed as incurred.

COMPREHENSIVE INCOME

            Effective in the first quarter of 1998, the Company adopted FASB Statement No. 130 "Reporting Comprehensive Income." The Statement establishes standards for reporting "Comprehensive Income" and its components in the consolidated financial statements. The adoption of this statement had no impact on the Company's net earnings (loss) or stockholders' equity. Further information is provided in the footnote on Comprehensive Income.

STATEMENTS OF CASH FLOWS

            Cash includes bank term deposits of three months or less. Cash payments during the fiscal years ended 1999, 1998 and 1997 included interest payments of $89.6 million, $79.5 million and $90.8 million and income tax payments of $67 million, $33.5 million and $28.3 million, respectively.

OTHER DISCLOSURES

            Included in accounts receivable are allowances for doubtful accounts in the amount of $23.4 million in 1999 and $9.8 million in 1998.

            Included in accrued expenses are environmental liabilities of $47.8 million in 1999 and $18.4 in 1998 and merger related accruals of $110.7 million in 1999.

            Included in other liabilities are environmental liabilities in the amount of $150.2 million in 1999 and $75.6 million in 1998 and pension liabilities of $148.5 million in 1999 and $51.6 million in 1998.

            In 1997, the Company incurred a $13 million charge related to severance ($6.9 million) and other non-recurring costs ($6.1 million). As of December 31, 1999 all amounts had been realized.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

            Acquired in-process research and development (IPR&D) represents the value assigned in a purchase business combination to research and development projects of the acquired business that had commenced, but had not yet been completed at the date of acquisition, and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with FASB Statement No. 2 "Accounting for Research and Development Costs" as clarified by FASB Interpretation No. 4, amounts assigned to purchased IPR&D that meet the above stated criteria must be charged to expense as part of the allocation of the purchase price of the business combination. Accordingly, charges totaling $195 million were re-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

corded in the third quarter of 1999 as part of the allocation of the purchase price related to the acquisition of Witco.

            The Company engaged an independent appraiser to provide a basis for allocating a portion of the purchase price of Witco to the purchased IPR&D. The fair value assigned to purchased IPR&D was determined by the independent appraiser applying the income approach and a valuation model, incorporating revenue and expense projections, probability of commercial and technological success, stage of development and present value factors.

            The more significant IPR&D projects were principally in the Polymer Additives and OrganoSilicones segments. The following is a summary of the IPR&D projects and the values assigned:

                                              Projected            IPR&D
Business                    Percent           Completion           Value
Segment                    Complete              Date         (In thousands)
-------------------------------------------------------------------------------
Polymer
  Additives (a)              24-86%           2000-2003          $ 62,000
OrganoSilicones (b)           8-65%           2000-2001           106,000
Crop Protection (c)          21-37%           2000-2004            27,000
-------------------------------------------------------------------------------
Total IPR&D                                                      $195,000
-------------------------------------------------------------------------------

(a) Includes the development of an internal anti-static agent for use in acrylic sheets and pellets for extrusion and injection molding ($18,000), replacement of lead-based stabilizers utilized in PVC ($15,000) and approximately 35 other projects ($29,000).

(b) Includes the development of a family of chemicals utilized in finished tires, which are expected to provide improved compounding and dispersion of silica in a single compounding pass ($11,000), production of a chemical to be used in the manufacture of silica tires, resulting in improved performance and longer life ($21,000) and approximately 78 other projects ($74,000).

(c)  Includes approximately 29 projects.

            Due to the uniqueness of each of the projects, the costs and effort required are estimated based on the latest available information. Additionally, the completion date reflects management's best estimate of the time that the company will begin to benefit from cash inflows or cost reductions from the projects. However, there is a risk that certain projects may not be completed successfully for a variety of reasons including change in strategies, changes in market demand or customer requirements, technology issues, etc. However, the projected revenues, costs, and margins in the cash flow forecasts are substantially consistent with projections utilized by management in evaluating the feasibility of research and development projects.

PRO FORMA FINANCIAL INFORMATION

            The following pro forma unaudited results of operations for the twelve months ended 1999 and 1998, assume the merger had been consummated as of January 1, 1998, and exclude the write-off of acquired in-process research and development of $195 million:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                        1999           1998
                                                     ----------    ------------
Net sales                                            $3,421,651      $3,797,742
                                                     ----------    ------------
Earnings before extraordinary loss (a)               $   52,611      $  234,652
                                                     ----------    ------------
Net earnings (a)                                     $   36,924      $  213,184
                                                     ----------    ------------
Net earnings before extraordinary loss per
  basic common share                                 $     0.44      $     1.85
                                                     ----------    ------------
Net earnings before extraordinary loss per
  diluted common share                               $     0.44      $     1.82
                                                     ----------    ------------
Net earnings per basic common share                  $     0.31      $     1.68
                                                     ----------    ------------
Net earnings per diluted common share                $     0.31      $     1.65
                                                     ----------    ------------
Weighted average basic shares outstanding               119,489         126,854
                                                     ----------    ------------
Weighted average diluted shares outstanding             120,846         128,961
                                                     ---------------------------

(a) The pro forma net earnings before extraordinary loss and net earnings include the following after-tax special items:

(IN THOUSANDS)                                          1999            1998
                                                     ----------     ------------

Restructuring charges (credits) - net                $    1,954      $  (21,100)
Environmental charge                                          -          13,435
(Gain) loss on sale of businesses and
      investment - net                                   38,731         (95,288)
Merger and related costs                                 20,608               -
Facility closure costs                                        -          21,100
Other                                                         -           5,000
                                                     ----------     ------------

(Earnings) loss from special items                   $   61,293      $  (76,853)
                                                     ----------     ------------

MERGER ACCRUALS

            As a result of the Merger, the Company recorded $176.1 million of merger related accruals as a component of the cost in excess of acquired net assets (goodwill), summarized as follows:

                                                                       1999
(IN THOUSANDS)                                 Accrual    Payments   Balance

                                              ---------------------------------
Severance and related accruals                $ 128,261  $  53,961  $  74,300
Merger related fees                              41,619     10,400     31,219
Other merger related costs                        6,174        967      5,207
                                              ---------------------------------
                                              $ 176,054  $  65,328  $ 110,726
                                              ---------------------------------

            Also, as a result of the Merger, the Company recorded a charge of $29.5 million during the fourth quarter of 1999, summarized as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                        1999
(IN THOUSANDS)                                  Charge    Realized     Balance
                                              ---------------------------------

Severance and other employee benefit
related costs                                 $  18,959   $   8,942   $  10,017
Facility closure and maintenance costs            8,988         125       8,863
Other merger related costs                        1,571         406       1,165
                                              ----------------------------------
                                              $  29,518   $   9,473   $  20,045
                                              ----------------------------------

JOINT VENTURES AND DIVESTITURES

            In December 1999, the Company sold its textile colors business to Yorkshire Group PLC for $86.5 million ($78 million in cash proceeds and a 12.4% equity interest in Yorkshire valued at approximately $8.5 million). The sale resulted in a pre-tax loss of $83.3 million.

            In January 1999, the Company sold its specialty ingredients business to Chr. Hansen Holding A/S of Denmark for $103 million, which resulted in a pre-tax gain of $42.1 million in the first quarter of 1999.

            In November 1998, the Company and Bayer Corporation formed a 50/50 joint venture to serve the agricultural seed treatment markets in North America. The basis of the joint venture is the Company's Gustafson seed treatment business. The Company received cash proceeds of $180 million in the transaction which resulted in a fourth quarter 1998 pre-tax gain of $153.4 million. Also, in November 1998, the Company announced the formation of a joint venture with GIRSA, a subsidiary of DESC, S.A. de C.V. to produce nitrile rubber products in Mexico. The joint venture resulted in the closure of the Company's existing nitrile rubber facility in Painesville, Ohio. In connection with the facility closure, the Company incurred a charge of $33.6 million summarized as follows:

                                                 1998                   1999
(IN THOUSANDS)                                  Charge    Realized    Balance
                                              ---------------------------------

Write-off of long lived assets                $  13,811   $  13,811   $       -
Facility closure and maintenance costs           12,239       4,505       7,734
Severance and other costs                         7,550       7,550           -
                                              ---------------------------------
                                              $  33,600   $  25,866   $   7,734
                                              ---------------------------------

ACCOUNTS RECEIVABLE PROGRAM

            The Company has entered into two separate agreements to sell domestic accounts receivable to agent banks. The first agreement, dated December 1998, is a five year agreement to sell up to $82 million in receivables, of which $80 million had been sold at December 31, 1999 and December 26, 1998 at a cost of approximately 6.43% and 5.85%, respectively. The second agreement, dated June 1999, is a three year agreement to sell up to $150 million in receivables, of which $84.7 million had been sold at December 31, 1999 at a cost of approximately 6.12%. These programs reduce financing costs versus borrowings under the revolving credit agreement and diversifies the Company's sources of financing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

INVENTORIES

(IN THOUSANDS)                                      1999             1998
                                                 ---------------------------

Finished goods                                   $  410,513       $  226,663
Work in process                                      27,394           45,237
Raw materials and supplies                           85,456           62,662
                                                 ---------------------------
                                                 $  523,363       $  334,562
                                                 ---------------------------

PROPERTY, PLANT AND EQUIPMENT

(IN THOUSANDS)                                      1999             1998
                                                 ---------------------------

Land and improvements                             $  50,922        $  30,380
Buildings and improvements                          189,982          155,578
Machinery and equipment                           1,264,954          634,136
Furniture and fixtures                               41,170           37,989
Construction in progress                            163,663           50,000
                                                 ---------------------------
                                                  1,710,691          908,083
Less accumulated depreciation                       448,346          434,680
                                                 ---------------------------
                                                $ 1,262,345        $ 473,403
                                                 ---------------------------


LEASES

            At December 31, 1999, minimum rental commitments related to continuing operations under non-cancelable operating leases amounted to $27.8 million (2000), $24.2 million (2001), $22.2 million (2002), $20.2 million
(2003), $19.3 million (2004) and $149.4 million (2005 and thereafter).

            Rental expenses under operating leases were $20.9 million (1999), $15.8 million (1998) and $16.8 million (1997).

            Future minimum lease payments under capital leases at December 31, 1999, were as follows:

(IN THOUSANDS)
-------------------------------------------------------------------------------
2000                                                               $   1,327
2001                                                                   1,327
2002                                                                   1,327
2003                                                                   1,327
2004                                                                   1,327
2005 and thereafter                                                    3,981
-------------------------------------------------------------------------------
Total minimum lease payments                                          10,616
Amounts representing interest                                         (3,298)
-------------------------------------------------------------------------------
Present value of net minimum lease payments                            7,318
Current portion                                                         (689)
-------------------------------------------------------------------------------
Long-term obligation                                               $   6,629
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

            Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by similar leases.

INDEBTEDNESS

LONG-TERM DEBT

(IN THOUSANDS)                                            1999          1998
                                                       ------------------------

Credit facilities                                      $ 680,000     $ 286,280

6.60% Notes due 2003 net of unamortized discount
  of $5,752, with an effective interest rate of          159,248             -
  7.67%

6.125% Notes due 2006, net of unamortized discount
  of $14,501, with an effective interest rate of         135,499             -
  7.71%

6.875% Debentures due 2026, net of unamortized
  discount of $27,485, with an effective interest
  rate of 7.58%                                          122,515             -

7.75% Debentures due 2023, net of unamortized
  discount of $1,696, with an effective interest
  rate of 7.82%                                          108,304            -

AIBOR Based Bank Loans due 2003                           66,298             -

9% Senior Notes due 2000                                   1,655       182,261

10.5% Senior Notes due 2002                                  714       173,128

Other                                                     35,579         5,188
                                                      -------------------------
                                                      $1,309,812     $ 646,857
                                                      -------------------------

            The Company's long-term debt instruments are recorded at face value, net of unamortized discounts and premiums. Such discounts and premiums will be amortized to interest expense over the life of the related debt instrument.

            At December 31, 1999, the Company had outstanding interest rate swap contracts with an aggregate notional amount of $66.3 million. These contracts are used to convert the Company's variable interest rate (AIBOR - Amsterdam Interbank Offered Rate), Dutch guilder denominated debt to fixed rate debt. The weighted average fixed interest rate on these swap contracts was 5.2% at December 31, 1999.

DEBT REDEMPTIONS AND REPURCHASES

            On November 4, 1999, the Company offered to purchase for cash any and all of its outstanding 9% Senior Notes and 10.5% Senior Notes. As a result of the offer, during the fourth quarter of 1999, the Company repurchased $180.6 million of 9% Senior Notes and $149.5 million of 10.5% Senior Notes at a purchase price of 102% and 110%, respectively, plus accrued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)



and unpaid interest. Also during 1999, the Company repurchased in the open market $22.9 million of 10.5% Senior Notes. As a result of these repurchases, the Company recognized an extraordinary loss of $15.7 million, net of a tax benefit of $8.9 million.

            During 1998, the Company redeemed the outstanding 11% Senior Subordinated Notes at a price of 105.5% of the principal amount thereof and the 12% Subordinated Discount Notes at a price of 100% of the principal amount thereof. In addition, the Company repurchased in the open market $44.4 million of 9% Senior Notes and $62.8 million of 10.5% Senior Notes. As a result of the redemptions and repurchases, the Company recognized an extraordinary loss of $21.5 million, net of tax benefit of $13.1 million.

            During 1997, the Company repurchased in the open market $24 million of 9% Senior Notes, $47.1 million of 10.5% Senior Notes, $3.5 million of 11% Senior Subordinated Notes, and $2.5 million of 12% Subordinated Discount Notes. As a result of the repurchases, the Company recognized an extraordinary loss of $5.3 million, net of tax benefit of $3.5 million.

CREDIT FACILITIES

            On October 28, 1999, the Company entered into a $600 million 364-day senior unsecured revolving credit facility (with an option to renew for an additional year) and a $400 million five-year senior unsecured credit facility with a syndicate of lenders. Borrowings on these facilities are at various rate options to be determined on the date of borrowing. In addition, the Company must pay a facility fee on the aggregate amount of the 364-day and the five-year credit facilities (currently these rates are .15% and .20%, respectively). The Company is also required to pay a utilization fee on the outstanding balance of each of the credit facilities, if such balances are in excess of 33% of the available credit (currently the rate is .25% for both facilities). At December 31, 1999, borrowings under the 364-day and the five-year credit facilities were $280 million and $400 million, respectively, with weighted average interest rates of 7.16% and 6.86%.

            The Company has classified the 364-day credit facility as long-term based on its ability and intent to refinance this facility with an offering of new long-term notes. On March 7, 2000, $600 million of 8.5% Senior Notes due 2005 and $25 million of floating rate Senior Notes due 2001 were issued via a private placement.

            The Company also has access to short-term uncommitted facilities based on current money market rates. At December 31, 1999, borrowings under these short-term uncommitted facilities were $75.3 million, with a weighted average interest rate of 6.72%. The Company also has arrangements with various banks for lines of credit for its international subsidiaries aggregating $19.9 million, of which $2.8 million was outstanding at December 31, 1999.

DEBT COVENANTS

            The Company's various debt agreements contain covenants which limit the ability to incur additional debt, create or assume mortgages or engage in mergers, consolidations, and certain sales or leases of assets. In addition, the credit agreement requires the Company to maintain certain financial ratios.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

MATURITIES

            At December 31, 1999, the scheduled maturities of long-term debt during the next five fiscal years are: 2000 - $4 million; 2001 - $2.5 million; 2002 - $2.8 million; 2003 - $233.5 million; and 2004 - $402.4 million.

FINANCIAL INSTRUMENTS

            The Company purchases foreign currency forward contracts that are designated and effective as hedges of recorded transactions (principally foreign currency trade receivables and payables, as well as intercompany debt), which otherwise would expose the Company to foreign currency risk. The Company uses foreign currency swap contracts to reduce its exposure to foreign currency fluctuations from its net investment (including long-term intercompany loans) in its international subsidiaries. The Company also enters into interest rate swap contracts to modify the interest characteristics of its outstanding debt. Further information is provided in the Market Risk and Risk Management Policies section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

            At December 31, 1999, the Company had outstanding foreign currency forward contracts with aggregate notional amounts of approximately $138 million, to hedge foreign currency risk on accounts receivable and payable and intercompany debt. These forward contracts are generally outstanding for one to six months and are primarily denominated in German marks, Italian lira, Dutch guilders, Swiss and French francs, Hong Kong dollars, and British pounds.

            At December 31, 1999, the Company had outstanding foreign currency swap contracts with aggregate notional amounts of approximately $170.8 million, to hedge its foreign net investments. At December 31, 1999 the swap contracts are primarily in German marks, which expire in March 2003.

            At December 31, 1999, the Company had outstanding interest rate swap contracts with an aggregate notional amount of approximately $66.3 million. These contracts are used to convert the Company's variable interest rate Dutch guilder denominated debt to fixed rate debt.

            At December 26, 1998 the Company had an interest rate lock contract ("Interest Hedge") for $230 million at a rate of 6.04%. The settlement value of the Interest Hedge as of December 26, 1998 was approximately $17 million. During the second quarter of 1999, the Company settled the Interest Hedge. The Interest Hedge would have expired on September 1, 2000.

            All contracts have been entered into with major financial institutions. The risk associated with these transactions is the cost of replacing these agreements, at current market rates, in the event of default by the counterparties. Management believes the risk of incurring such losses is remote.

            The carrying amounts for cash, accounts receivable, accounts payable and other current liabilities approximate their fair value because of the short-term maturities of these instruments. The fair value of the note receivable is estimated by discounting the future cash flows

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

using the interest rates at which similar loans would be made under current conditions. The fair value of the long-term payable is estimated by discounting the future cash flows using the Company's incremental borrowing rate. The fair value of long-term debt is based on quoted market values. For all other long-term debt which have no quoted market values, the fair value is estimated by discounting projected future cash flows using the Company's incremental borrowing rate. The fair value of interest rate swap and foreign currency forward and swap contracts is the amount at which the contracts could be settled based on quotes provided by investment banking firms.

            The following table presents the carrying amounts and estimated fair values of material financial instruments used by the Company in the normal course of its business.

                                                                1999
                                                    ---------------------------
                                                      CARRYING        FAIR
(IN THOUSANDS)                                         AMOUNT         VALUE
-------------------------------------------------------------------------------

Note receivable                                   $     8,767      $     8,694
Long-term payable                                 $     7,427      $     7,720
Long-term debt                                    $ 1,309,812      $ 1,280,936
Interest rate swap contracts                      $     1,389      $       635
Foreign currency forward and swap contracts       $    16,732      $    21,607
-------------------------------------------------------------------------------

                                                    ---------------------------
                                                                1998
                                                    ---------------------------
                                                      Carrying        Fair
(IN THOUSANDS)                                         Amount         Value
-------------------------------------------------------------------------------

Long-term debt                                      $ 646,857      $ 685,900
Interest hedge                                      $      --      $  17,000
-------------------------------------------------------------------------------

            At December 31, 1999, the carrying amount of the note receivable is included in other current assets, the carrying amounts of the long-term payable and the interest rate swap contracts are included in other liabilities, and the carrying amounts of the foreign currency forward and swap contracts are included in other assets.

INCOME TAXES

            The components of earnings (loss) before income taxes and extraordinary loss, and the provision for income taxes are as follows:

(IN THOUSANDS)                                  1999        1998         1997
                                            ------------------------------------

Pretax Earnings (Loss):
  Domestic                                   $ (153,347)  $ 207,595   $ 104,886
  Foreign                                        36,918      91,121      43,860
                                            ------------------------------------
                                             $ (116,429)  $ 298,716   $ 148,746
                                            ------------------------------------
Income Taxes:
  Domestic
   Current                                   $   27,949   $  95,386   $  22,506
   Deferred                                     (10,833)     (7,381)     16,989
                                             ----------------------------------
                                                 17,116      88,005      39,495
                                             ----------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

(IN THOUSANDS)                                  1999        1998         1997
                                            ------------------------------------

  Foreign
   Current                                       41,254      25,473      15,985
   Deferred                                     (15,448)      2,015       1,195
                                             ----------------------------------
                                                 25,806      27,488      17,180
                                             ----------------------------------
Total
  Current                                        69,203     120,859      38,491
  Deferred                                      (26,281)     (5,366)     18,184
                                             ----------------------------------
                                             $   42,922  $  115,493  $   56,675
                                             ----------------------------------


            The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

(IN THOUSANDS)                                  1999        1998         1997
                                            ------------------------------------

Provision (benefit) at statutory rate         $ (40,750)  $ 104,551   $  52,061

Non-deductible acquired IPR&D                    68,250          --          --

Impact of valuation allowance                     3,216       3,598      (3,616)

Goodwill amortization                             4,016       4,395       1,619

Foreign income tax rate differential             10,766      (5,686)        674

State income taxes, net of federal benefit       (2,105)      7,629       5,141

Other, net                                         (471)      1,006         796
                                             ----------------------------------
Actual provision for income taxes             $  42,922   $ 115,493   $  56,675
                                             ----------------------------------

            Provisions have been made for deferred taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations. The components of the net deferred tax assets and liabilities are as follows:

(IN THOUSANDS)                                              1999         1998
                                                         -----------------------
Deferred tax assets:
  Pension and other postretirement                       $ 118,989    $  81,398
  Accruals for environmental remediation                    59,802       28,992
  Merger related accruals                                   17,226           --
  Other accruals                                           129,660       45,860
  NOL and credit carryforwards                              79,070       15,774
  Inventories and other                                      4,448       17,147
Deferred tax liabilities:
  Property, plant and equipment                           (108,966)     (65,771)
  Intangibles                                              (23,267)      (5,862)
  Financial instruments                                    (29,353)          --
  Other                                                    (10,267)      (5,769)
                                                         -----------------------
  Net deferred tax asset before valuation
   allowance                                             $ 237,342    $ 111,769
Valuation allowance                                        (53,562)     (16,064)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

Net deferred tax asset after valuation allowance         $ 183,780    $  95,705
                                                         -----------------------

            Net deferred taxes include $127.8 million and $46.9 million in current assets and $56 million and $48.8 million in long-term assets in 1999 and 1998, respectively.

            At December 31, 1999, the Company had an aggregate of $147.8 million of net operating loss carryforwards (NOL's) ($116.9 million generated domestically and $30.9 million related to the Company's foreign subsidiaries), $20.9 million of excess foreign tax credits and $4 million of local foreign tax credit carryforwards. The Company has concluded that it is uncertain if it will be able to utilize all of the NOL's or the excess foreign tax credits and the other local foreign tax credits, thus a valuation allowance has been established. The valuation allowance includes $28.6 million related to the NOL's, $4 million for the other local foreign tax credits and $20.9 million related to excess foreign tax credits for which subsequently recognized tax benefits will be applied to reduce goodwill.

            The Company's NOL's are subject to certain limitations and will begin to expire in 2005. The Company's excess foreign tax credits begin to expire in 2000 and the local foreign tax credits will begin to expire in 2000.

            A provision has not been made for U.S. taxes which would be payable if undistributed earnings of the foreign subsidiaries of approximately $246 million at December 31,1999, were distributed to the Company in the form of dividends, since certain foreign countries limit the extent of repatriation of earnings, while for others, the Companies intention is to permanently reinvest such foreign earnings. The determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practicable.

            The Company has not recognized a deferred tax liability for the difference between the book basis and the tax basis of its investment in the common stock of its subsidiaries (such difference relates primarily to unremitted earnings of foreign subsidiaries of approximately $247 million) because the Company does not expect this basis to become subject to tax at the parent level as it is the Company's intention to permanently reinvest such foreign earnings.

EARNINGS PER COMMON SHARE

            The computation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common and common equivalent shares outstanding. The computation of diluted loss per share for fiscal year 1999 equals the basic calculation since common stock equivalents were antidilutive.

(IN THOUSANDS, EXCEPT PER SHARE DATA)            1999        1998       1997
                                             ----------------------------------

Earnings (loss) before extraordinary loss    $ (159,351)  $ 183,223  $  92,071
                                             ----------------------------------
Net earnings (loss)                          $ (175,038)  $ 161,755  $  86,829
                                             ----------------------------------

BASIC
Weighted average shares outstanding              83,507      73,696     73,373
                                             ----------------------------------
Earnings (loss) before extraordinary loss    $    (1.91)  $    2.48  $    1.25
                                             ----------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)             1999        1998       1997
                                             ----------------------------------

Net earnings (loss)                          $    (2.10)  $    2.20  $    1.18
                                             ----------------------------------
DILUTED
Weighted average shares outstanding              83,507      73,696     73,373
Stock options, warrants and other                    --       2,004      1,985
equivalents                                  ----------------------------------

Weighted average shares adjusted for             83,507      75,700     75,358
dilution

Earnings (loss) before extraordinary         $    (1.91)  $    2.42  $    1.22
loss                                         ---------------------------------

Net earnings (loss)                          $    (2.10)  $    2.14  $    1.15
                                             ---------------------------------

CAPITAL STOCK

            The Company is authorized to issue 500 million shares of $.01 par value common stock. Prior to the Merger, Crompton was authorized to issue 250 million shares of $.10 par value common stock. There were 119,071,693 and 77,332,751 shares issued at year-end 1999 and 1998, respectively, of which 2,236,500 and 7,962,736 shares were held in the treasury in 1999 and 1998, respectively.

            In November 1999, the Board of Directors approved a share repurchase program for 10% of the common shares then outstanding, or approximately 11.9 million shares. As of December 31, 1999, the Company had repurchased 2.2 million common shares under that program at an average price of $12.16 per share.

            In September 1998, the Board of Directors authorized a plan to repurchase 7.5 million shares of the Company's common shares then outstanding. In January 1999, the Company announced a share repurchase program for 6.8 million shares, or approximately 10% of the common shares then outstanding. From September 1998 through the completion of these programs in 1999, the Company repurchased 9.5 million common shares at an average price of $17.85 per share.

            The Company is authorized to issue 250,000 shares of preferred stock without par value, none of which are outstanding. At the time of the Merger, Crompton's existing preferred share purchase rights were terminated. On September 3, 1999, the Company declared a dividend distribution of one Preferred Share Purchase Right (Rights) on each outstanding share of common stock. These Rights entitle stockholders to purchase one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $100. The Rights are only exercisable if a person or group acquires 15% or more of the Company's common stock or announces a tender offer which, if successful, would result in ownership of 15% or more of the Company's common stock.

COMPREHENSIVE INCOME

            Components of accumulated other comprehensive income are as follows:

(IN THOUSANDS)                                              1999         1998
                                                         -----------------------
Foreign currency translation adjustment                  $ (59,602)   $ (36,618)
Other                                                       (1,636)      (1,796)
                                                         -----------------------
Accumulated other comprehensive income                   $ (61,238)   $ (38,414)
                                                         -----------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


STOCK INCENTIVE PLANS

            The 1988 Long-Term Incentive Plan (1988 Plan), as amended, authorized the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards covering up to 10 million shares to the officers and other key employees of the Company over a period of ten years through October 1998. Non-qualified and incentive stock options were granted under the 1988 plan at prices not less than 100% of the market value on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant.

            The 1993 Stock Option Plan for Non-Employee Directors, as amended in 1996, authorized 200,000 options to be granted to non-employee directors. The options vest over a two year period and are exercisable over a ten year period from the date of grant, at a price equal to the fair market value on the date of grant.

            The 1998 Long-Term Incentive Plan (1998 Plan) was approved by the shareholders of Crompton in 1999. This plan authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to eligible employees and stock options to non-employee directors over a ten year period. During 1999, non-qualified and incentive stock options were granted under the 1998 plan at prices not less than 100% of the market value on the date of grant. All outstanding options will expire not more than ten years and one month from the date of grant. The 1998 Plan authorizes the Company to grant shares and options for shares of common stock equal to the sum of (i) shares available for award under the 1988 Plan and the 1993 Stock Option Plan for Non-Employee Directors as of October 18, 1998 and (ii) shares awarded under prior plans of the Company which were forfeited, expired, lapsed, not earned or tendered to pay the exercise price of options or withholding taxes. In 1999, the number of common shares reserved for issuance under the 1998 plan was increased by 2.8 million shares, and pursuant to the Merger, increased by an additional 5 million shares. Under the terms of the Merger, the shareholders also approved the conversion of all outstanding Witco options into options to purchase the Company's common stock. These 4.7 million converted options expired 30 days after the Merger, and are now available for grant under the 1998 Plan.

            Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for the Company's long-term incentive program. At December 31, 1999 deferred compensation relating to such shares in the amount of $0.7 million is being amortized over an estimated service period of six to fifteen years. In 1996, the Company granted long-term incentive awards from the 1988 Plan in the amount of 824,250 shares which were earned at the end of 1998 based upon the achievement of certain financial criteria. The shares earned in 1998 vest ratably at 25% per year with the final installment at retirement. Compensation expense related to such shares is accrued over a six year period.

            In 1999, the Company granted long-term incentive awards in the amount of 1,207,500 shares to be earned at the end of 2001 if certain financial criteria were met. At the time of the Merger, these awards were cancelled, and upon cancellation, cash payments were made to award recipients.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

            In October 1999, the Company granted long-term incentive awards in the amount of 2,175,000 shares of restricted stock from the 1998 Plan. These shares will vest over a three year period ending on January 1, 2003 or 2004, depending on when and if certain financial goals are achieved. The compensation expense relating to these shares is being accrued ratably over a three year period.

            In January 2000, the Company granted long-term incentive awards from the 1998 Plan in the amount of 2,745,750 shares, to be earned at the end of 2002, if certain financial criteria are met. The shares covered by this grant vest ratably over a three year period, upon achievement of the financial criteria, and the compensation expense relating to these shares will be accrued over a six year period.

            Effective in 1996, the Company adopted the provisions of FASB Statement No. 123 "Accounting and Disclosure of Stock-Based Compensation." As permitted, the Company elected to continue its present method of accounting for stock-based compensation. Accordingly, compensation expense has not been recognized for stock based compensation plans other than restricted stock awards under the Company's long-term incentive programs. Had compensation cost for the Company's stock option and long-term incentive awards been determined under the fair value method, net earnings (loss) (in thousands) would have been $(182,747), $158,641, and $84,660 for the years 1999, 1998 and 1997, respectively. Net earnings (loss) per common share (basic) would have been $(2.19), $2.15, and $1.15 and net earnings (loss) per common share (diluted) would have been $(2.19), $2.06, and $1.11 for the years 1999, 1998 and 1997, respectively. The average fair value per share of options granted was $3.42 in 1999, $5.46 in 1998, and $10.53 in 1997. The fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997, respectively: dividend yield 2.1%, .35%, and .19%, expected volatility 33%, 31%, and 28%, risk-free interest rate 6.3%, 4.6%, and 6.1%, and expected life 8 years, 6 years, and 6 years.

            Changes during 1999, 1998 and 1997 in shares under option are summarized as follows:

                                       Price Per Share
                                 ---------------------------
                                      Range         Average         Shares
                                 -------------------------------------------
Outstanding at 12/28/96          $   2.47-23.75    $   12.47      6,271,975
Granted                             19.31-26.41        26.39        613,251
Exercised                            2.47-19.31         6.69       (667,733)
Lapsed                               9.31-19.31        14.62        (86,917)

Outstanding at 12/27/97              3.13-26.41        14.46      6,130,576
Granted                                   14.34        14.34      1,077,112
Exercised                            3.13-19.31         9.74       (966,664)
Lapsed                              13.00-26.41        19.06        (34,543)

Outstanding at 12/26/98              3.13-26.41        15.15      6,206,481
Granted                              8.34-17.13         9.36      4,320,500
Exercised                            5.22-16.88         8.38       (177,865)
Lapsed                               8.34-26.41        16.24       (115,870)

Outstanding at 12/31/99          $   3.13-26.41    $   12.81     10,233,246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                       Price Per Share
                                 ---------------------------
                                      Range         Average         Shares
                                 -------------------------------------------
Exercisable at 12/27/97          $   3.13-23.75    $   12.32      3,866,992
Exercisable at 12/26/98          $   3.13-26.41    $   14.16      3,650,289
Exercisable at 12/31/99          $   3.13-26.41    $   15.15      4,461,652

            Shares available for grant at year-end 1999 and 1998 were 8,697,610 and 2,552,948, respectively.

            The following table summarizes information concerning currently outstanding and exercisable options:

                               Weighted
                  Number        Average     Weighted     Number       Weighted
  Range of      Outstanding    Remaining     Average   Exercisable     Average
  Exercise       at end of    Contractual   Exercise    at end of     Exercise
   Prices          1999          Life        Price        1999          Price
--------------------------------------------------------------------------------

$  3.13-5.22       225,139        2.5        $ 4.93       225,139      $ 4.93
$  8.34-9.31     3,896,532        9.6        $ 8.37       115,032      $ 9.30
$11.75-13.57     1,232,356        3.8        $12.20     1,232,356      $12.20
$14.34-17.13     3,799,856        6.5        $15.15     1,955,637      $15.07
$18.31-26.41     1,079,363        5.2        $22.94       933,488      $22.39
                 ---------------------------------------------------------------
                 10,233,246       7.1        $12.81     4,461,652      $15.15

            The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $4.2 million in 1999 and $2 million in 1998 and 1997.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

            The Company has several defined benefit and defined contribution pension plans covering substantially all of its domestic employees and certain international employees. Benefits are primarily based on the employees' years of service and compensation during employment. The Company's funding policy for the defined benefit plans is based on contributions at the minimal annual amounts required by law plus such amounts as the Company may deem appropriate. Contributions for the defined contribution plans are determined as a percentage of each covered employees' salary. Plan assets consist of publicly traded securities and investments in commingled funds administered by independent investment advisors.

            Employees of international locations are covered by various pension benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes. Assets of the plans are comprised primarily of insurance contracts and equity securities. Benefits under these plans are primarily based upon levels of compensation. Funding policies are based on legal requirements, tax considerations and local practices.

            The Company also provides health and life insurance benefits for certain retired and active employees and their beneficiaries and covered dependents for substantially all of its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


domestic employees and certain international employees. These plans are generally not pre-funded and are paid by the Company as incurred.


CHANGE IN BENEFIT OBLIGATION:

                                             Pension Plans         Post-Retirement Plans
                                          -----------------------------------------------
(IN THOUSANDS)                           1999          1998          1999         1998
-----------------------------------------------------------------------------------------
Benefit obligation at beginning        $251,798     $ 244,364     $ 151,440    $ 154,829
of year
Service cost                              7,791         7,635         1,272        1,256
Interest cost                            28,345        16,044        10,820        9,958
Plan participants' contributions            328           122           301           91
Plan amendments                              --            --            --         (238)
Actuarial gains                         (39,936)       (2,649)      (26,271)      (5,374)
Foreign currency exchange rate           (6,150)       (1,724)          258         (432)
changes
Acquisitions                            547,377            --        78,395           --
Benefits paid                           (25,051)      (13,520)      (12,960)      (8,650)
Curtailments                            (14,183)        1,526           341           --
----------------------------------------------------------------------------------------
Benefit obligation at end of           $750,319      $251,798      $203,596     $151,440
year
----------------------------------------------------------------------------------------


CHANGE IN PLAN ASSETS:

                                             Pension Plans         Post-Retirement Plans
                                          -----------------------------------------------
(IN THOUSANDS)                           1999          1998          1999         1998
-----------------------------------------------------------------------------------------
Fair value of plan assets at           $203,247     $197,229      $ 40,953     $ 40,002
beginning of year
Actual return on plan assets             64,573       17,004         4,966        3,271
Foreign currency exchange rate           (3,012)      (1,949)           --           --
changes
Employer contributions                   10,296        4,361        10,251        6,239
Plan participants' contributions            328          122           301           91
Acquisitions                            471,590            -            --           --
Benefits paid                           (25,051)     (13,520)      (12,960)      (8,650)
-----------------------------------------------------------------------------------------
Fair value of plan assets at           $721,971     $203,247      $ 43,511     $ 40,953
end of year
-----------------------------------------------------------------------------------------


FUNDED STATUS:

                                             Pension Plans         Post-Retirement Plans
                                          -----------------------------------------------
(IN THOUSANDS)                           1999          1998          1999         1998
-----------------------------------------------------------------------------------------
Funded status                          $ (28,348)   $(48,551)     $(160,085)   $(110,487)
Unrecognized transition asset              3,499       1,257             --           --
Unrecognized actuarial (gain) loss       (78,994)      4,017        (32,298)      (2,379)
Unrecognized prior service cost            6,377      (2,339)       (24,414)     (29,861)
-----------------------------------------------------------------------------------------
Net amount recognized                  $ (97,466)   $(45,616)     $(216,797)   $(142,727)
-----------------------------------------------------------------------------------------

The amounts recognized in the consolidated balance sheets consist of the following:

                                             Pension Plans         Post-Retirement Plans
                                          -----------------------------------------------
(IN THOUSANDS)                           1999          1998          1999         1998
-----------------------------------------------------------------------------------------
Prepaid benefit costs                  $  48,030    $  1,597      $      --      $    --
Accrued benefit liabilities             (148,478)    (51,603)      (216,797)    (142,727)
Intangible asset                           2,048       3,437             --           --
Accumulated other comprehensive              934         953             --           --
income
-----------------------------------------------------------------------------------------
Net amount recognized                  $ (97,466)   $(45,616)     $(216,797)   $(142,727)
-----------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

COMPONENTS OF NET PERIODIC BENEFIT COST (CREDIT):
                                              Pension Plans                 Post-Retirement Plans

                                      ---------------------------------------------------------------
(IN THOUSANDS)                        1999        1998         1997      1999        1998       1997
-----------------------------------------------------------------------------------------------------


Service cost                        $  7,791     $ 7,635      $ 6,599    $ 1,272    $ 1,256    $1,174
Interest cost                         28,345      16,044       15,171     10,820      9,958    10,298
Expected return on plan              (31,045)    (15,610)     (14,328)    (3,175)    (3,271)     (910)
assets
Amortization of prior                  1,166         410          577     (5,561)    (6,196)   (6,148)
service cost
Amortization of unrecognized
transition obligation (asset)             36          58         (131)        --         --        --
Recognized actuarial                   5,883          74          136     (1,269)    (1,367)     (671)
(gains) losses
Curtailment (gain) loss              (14,449)      2,570           --        196         --        --
recognized
-----------------------------------------------------------------------------------------------------
Net periodic benefit cost           $ (2,273)   $ 11,181      $ 8,024    $ 2,283    $   380   $ 3,743
(credit)
-----------------------------------------------------------------------------------------------------

            The assumed health care cost trend rate ranged from 7% - 8.8% and is assumed to decrease gradually to a range of 4% - 6.1% in 2020 and remain level thereafter.

            Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                One-Percentage    One-Percentage
                                                    Point             Point
(IN THOUSANDS)                                     Increase          Decrease
--------------------------------------------------------------------------------
Effect on the aggregate of the service
  and interest cost components of net
  periodic post-retirement health care
  benefit cost for 1999                            $ 1,041           $   (927)
Effects on accumulated post-retirement
  benefit obligation for health care
  benefits as of December 31, 1999                 $17,804           $(15,822)
--------------------------------------------------------------------------------

            For plans with benefit obligations in excess of plan assets, the aggregate benefit obligation was $292.2 million in 1999 and $229.2 million in 1998, and the aggregate fair value of plan assets was $188.2 million in 1999 and $178.6 million in 1998.

            The weighted-average discount rate used to calculate the projected benefit obligation ranged from 5.75% - 7.75% in 1999 and 5.75% - 7% in 1998. The expected long-term rate of return on plan assets ranged from 7% - 9% in 1999 and 7.75% - 9% in 1998. The assumed rate of compensation increase ranged from 2.5% - 4.5% in 1999 and 2% - 4% in 1998.

            The Company's net cost of pension plans, including defined contribution plans, was $11.2 million, $19 million, and $15 million in 1999, 1998, and 1997, respectively.

CONTINGENCIES

            The Company is involved in claims, litigation, administrative proceedings and investigations of various types in various jurisdictions. A number of such matters involve claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. The Company and some of its subsidiaries have been identified by federal, state or local governmental agencies, and by other potentially responsible parties (each a "PRP") under the Comprehensive Environmental Response, Compensation and Liability

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

Act of 1980, as amended, or comparable state statutes, as a PRP with respect to costs associated with waste disposal sites at various locations in the United States. In addition, the Company is involved with environmental remediation and compliance activities at some of its current and former sites in the United States and abroad.

            Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. The total amount accrued for such environmental liabilities at December 31, 1999 was $198 million. The Company estimates its potential environmental liability to range from $181 million to $222 million at December 31, 1999. It is reasonably possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

            On May 21, 1997, the United States District Court, Eastern District of Arkansas, entered an order finding that Uniroyal Chemical Co./Cie. (a wholly-owned subsidiary of the Company) is jointly and severally liable to the United States and Hercules Incorporated and Uniroyal Chemical Co./Cie. are liable to each other in contribution with respect to the remediation of the Vertac Chemical Corporation site in Jacksonville, Arkansas. On October 23, 1998, the Court entered an order granting the United State's motion for summary judgment against Uniroyal Chemical Co./Cie and Hercules for removal and remediation costs of $102.9 million at the Vertac site. On February 3, 2000, after trial on the allocation of these costs, the Court entered an order finding Uniroyal Chemical Co./Cie liable to the United States for approximately $2.3 million and liable to Hercules in contribution for approximately $700,000 of these costs. Uniroyal Chemical Co./Cie and Hercules have each appealed to the United States Court of Appeals for the Eighth Circuit.

            The Company is a defendant in two similar actions arising out of the Company's involvement in the polybutylene resin manufacturing business in the 1970's. The following cases are currently pending in California state courts:
Alameda County Water District v. Mobil Oil Corporation, et al., filed in April 1996, and Marin Municipal Water District v. Shell Oil Company, et al., filed in May 1996, both pending in Superior Court for the County of San Mateo. The actions generally allege that the Company and several other defendants negligently misrepresented the performance of polybutylene pipe and fittings installed in water distribution systems. Other allegations include breach of the California Unfair Practices Act, and breach of warranty, fraud and strict liability. It is possible that the Company may be named as a defendant in future actions arising out of its past involvement in the polybutylene resin manufacturing business.

            The Company intends to assert all meritorious legal defenses and all other equitable factors which are available to it with respect to the above matters. The Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position. While the Company believes it is unlikely, the resolution of these matters could

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

have a material adverse effect on its consolidated results of operations in any given year if a significant number of these matters are resolved unfavorably.

BUSINESS SEGMENT DATA

            Effective in 1998, the Company adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" which established revised standards for reporting information about operating segments. Pursuant to Statement No. 131 and the Merger, the Company redefined its reporting segments into two major business categories, "Polymer Products" and "Specialty Products." Polymer Products includes reporting segments of Polymer Additives (plastic additives, rubber chemicals and urethane chemicals), Polymers (EPDM, urethanes and nitrile rubber) and Polymer Processing Equipment (specialty processing equipment and controls). Specialty Products includes reporting segments of OrganoSilicones (silanes and specialty silicones), Crop Protection (actives, seed treatment and surfactants) and Other (petroleum additives, refined products, colors and glycerine/fatty acids).

            The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates a segment's performance based on several factors, of which a primary financial measure is operating profit. In computing operating profit, the following items have not been deducted: amortization, interest expense, other income and income taxes. Corporate assets are principally cash, intangible assets and other assets maintained for general corporate purposes. Prior to 1999, inter-segment sales were not significant. A summary of business data for the Company's reportable segments for the years 1999, 1998 and 1997 follows.

INFORMATION BY BUSINESS SEGMENT
(IN THOUSANDS)                  1999             1998              1997
                           --------------------------------------------------
SALES

Polymer Products
  Polymer
    Additives              $   620,188      $   391,964      $   417,204
  Polymers                     316,300          342,527          342,154
  Polymer
    Processing
    Equipment                  300,016          344,480          311,673
  Eliminations                  (3,469)              --               --
                           --------------------------------------------------
                             1,233,035        1,078,971        1,071,031
                           --------------------------------------------------
Specialty Products
  OrganoSilicones              158,925               --               --
  Crop Protection              294,798          348,000          370,091
  Other                        405,600          369,148          410,058
                           --------------------------------------------------
                               859,323          717,148          780,149
                           --------------------------------------------------
                           $ 2,092,358      $ 1,796,119      $ 1,851,180
                           --------------------------------------------------

(IN THOUSANDS)                  1999             1998             1997
                           --------------------------------------------------
OPERATING PROFIT
Polymer Products
  Polymer
    Additives              $    67,880      $    49,215      $    71,184
  Polymers                      82,951           79,892           57,824

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

(IN THOUSANDS)                  1999             1998             1997
                          --------------------------------------------------
Polymer
Processing
Equipment                       19,981           46,653           36,983
                          --------------------------------------------------
                               170,812          175,760          165,991
                          --------------------------------------------------
Specialty Products

OrganoSilicones                 16,784               --               --
Crop Protection                 69,194           84,882           83,478
Other                           25,144           35,760           40,104
                          --------------------------------------------------
                               111,122          120,642          123,582
                          __________________________________________________

General
corporate
expenses                       (56,033)         (36,544)         (37,295)

Special items                 (224,518)         (41,560)         (28,000)
                          --------------------------------------------------
                           $     1,383      $   218,298      $   224,278
                          --------------------------------------------------


DEPRECIATION AND AMORTIZATION
Polymer Products
Polymer
Additives                    $  30,054         $18,043           $19,786
Polymers                        13,957          14,008            14,453
Polymer
Processing
Equipment                        2,951           3,481             3,111
                          --------------------------------------------------
                                46,962          35,532            37,350
                          --------------------------------------------------
Specialty Products
OrganoSilicones                  6,929              --                --
Crop Protection                  9,414           8,616             8,252
Other                           19,615          15,779            13,635
                          --------------------------------------------------
                                35,958          24,395            21,887
                          __________________________________________________

Corporate                       33,728          20,609            20,619
                          --------------------------------------------------
                             $ 116,648         $80,536           $79,856
                          --------------------------------------------------

SEGMENT ASSETS

Polymer Products
  Polymer
   Additives                 $ 788,062         $340,621         $381,389
  Polymers                     226,678          192,172          225,838
  Polymer
   Processing
   Equipment                   128,679          132,911          156,961
                          --------------------------------------------------
                             1,143,419          665,704          764,188
                          --------------------------------------------------
Specialty Products
  OrganoSilicones              384,392               --               --
  Crop Protection              316,733          181,036          213,915
  Other                        438,699          318,073          327,658
                          --------------------------------------------------
                             1,139,824          499,109          541,573
                          __________________________________________________

Corporate                    1,443,375          244,080          243,059
                          --------------------------------------------------
                           $ 3,726,618       $1,408,893       $1,548,820
                          --------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

(IN THOUSANDS)                  1999             1998             1997
                          --------------------------------------------------
CAPITAL EXPENDITURES
Polymer Products
  Polymer
   Additives                 $  49,005          $20,408          $18,833
  Polymers                      23,938           15,937            8,708
  Polymer
   Processing
   Equipment                     3,204            4,733            2,676
                          --------------------------------------------------
                                76,147           41,078           30,217
                          --------------------------------------------------
Specialty Products
  OrganoSilicones                8,586               --               --
  Crop Protection               17,458           10,234            8,696
  Other                         21,333           14,888           11,140
                          --------------------------------------------------
                                47,377           25,122           19,836
                          --------------------------------------------------
Corporate                        8,258              428              123
                          --------------------------------------------------
                             $ 131,782          $66,628          $50,176
                          --------------------------------------------------


EQUITY METHOD INVESTMENTS
Polymer Products
  Polymer
   Additives                   $33,051          $31,090          $20,900
  Polymers                       7,551               --               --
  Polymer
   Processing
   Equipment                        --               --               --
                          --------------------------------------------------
                                40,602           31,090           20,900
                          --------------------------------------------------
Specialty Products
  OrganoSilicones                   52               --               --
  Crop Protection               22,262           11,909               --
  Other                         11,194               --               --
                          --------------------------------------------------
                                33,508           11,909               --
                          --------------------------------------------------
                               $74,110          $42,999          $20,900
                          --------------------------------------------------


GEOGRAPHIC INFORMATION
Sales are attributed based on location of customer.
(IN THOUSANDS)                  1999             1998             1997
                          --------------------------------------------------
SALES
United States               $1,140,401       $1,077,190       $1,125,121
Canada                         108,041          106,230          107,386
Latin America                  132,674          133,870          116,734
Europe/Africa                  505,597          359,760          348,294
Asia/Pacific                   205,645          119,069          153,645
                          --------------------------------------------------
                            $2,092,358       $1,796,119       $1,851,180
                          --------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

United States              $   938,555         $360,241         $374,395
Canada                          47,869           22,158           21,040
Latin America                   15,021            7,213            6,016
Europe/Africa                  233,836           71,168           62,180
Asia/Pacific                    27,064           12,623           11,261
                          --------------------------------------------------
                            $1,262,345         $473,403         $474,892
                          --------------------------------------------------


SUMMARIZED UNAUDITED QUARTERLY FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                   1999
                           ----------------------------------------------------
                               FIRST        SECOND       THIRD        FOURTH
                           ----------------------------------------------------
Net sales                    $ 396,292    $409,174     $500,429      $786,463
Gross profit                   148,997     160,592      170,799       250,597
Earnings (loss)
  before
  extraordinary loss            59,203      37,969     (179,920)      (76,603)
Net earnings (loss)             59,203      36,884     (180,128)      (90,997)
Earnings (loss) before
 extraordinary loss
 per common share
   Basic                           .87         .58        (2.21)         (.64)
   Diluted                         .86         .57        (2.21)         (.64)
Net earnings (loss)
 per common share:
   Basic                           .87         .56        (2.21)        (.77)
   Diluted                         .86         .55        (2.21)        (.77)
Common dividends
  per share                          -         .05            -           .05
Market price
 per common share:
   High                         21 3/8    20 15/16      20 7/16      14 15/16
   Low                         15 5/16    14 15/16       13 7/8         7 1/8

            The sum of earnings per common share for the four quarters do not equal the total earnings per common share for 1999 due to changes in the average number of shares outstanding.

                                                   1999
                           ----------------------------------------------------
                               First        Second       Third        Fourth
                           ----------------------------------------------------
Net sales                     $477,219    $474,337     $442,768      $401,795
Gross profit                   174,754     182,246      163,168       129,751
Earnings before
  extraordinary loss            31,943      39,795       30,592        80,893
Net earnings                    29,992      25,952       24,918        80,893
Earnings before
  extraordinary loss
  per common share
   Basic                           .43         .53          .41          1.13
   Diluted                         .42         .52          .40          1.11
Net earnings
 per common share:
   Basic                           .40         .35          .34          1.13
   Diluted                         .39         .34          .33          1.11
Common dividends
  per share                          -         .05            -            -
Market price
 per common share:
   High                        31 1/16    32 13/16       26 7/8      21 9/16
   Low                         25 7/16          23       13 3/8       13 1/4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


            The sum of earnings per common share for the four quarters do not equal the total earnings per common share for 1998 due to changes in the average number of shares outstanding.

                     RESPONSIBILITY FOR FINANCIAL STATEMENTS

            The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and have been audited by KPMG LLP, Independent Certified Public Accountants, whose report is presented herein.

            Management of the Company assumes responsibility for the accuracy and reliability of the financial statements. In discharging such responsibility, management has established certain standards which are subject to continuous review and are monitored through the Company's financial management and internal audit group.

            The Board of Directors pursues its oversight role for the financial statements through its Audit Committee which consists of outside directors. The Audit Committee meets on a regular basis with representatives of management, the internal audit group and KPMG LLP.

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CK WITCO CORPORATION

            We have audited the accompanying consolidated balance sheets of CK Witco Corporation and subsidiaries (the Company) as of December 31, 1999 and December 26, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and December 26, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

(KPMG signature)
Stamford, Connecticut
January 31, 2000, except for the private placement information described in the note captioned "Credit Facilities" as to which the date is March 7, 2000

                        FIVE YEAR SELECTED FINANCIAL DATA

(In millions of dollars, except per share data)       1999           1998           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                       $    2,092.4        1,796.1        1,851.2        1,804.0        1,744.8
Cost of products sold                           $    1,361.4        1,146.2        1,196.0        1,170.6        1,126.2
Selling, general and administrative             $      331.1          264.7          269.4          279.8          270.3
Depreciation and amortization                   $      116.6           80.5           79.9           82.6           80.1
Research and development                        $       68.0           52.8           53.6           52.4           50.1
Equity income                                   $      (10.6)            --             --             --             --
Acquired in-process research and                $      195.0             --             --             --             --
development
Merger and related costs                        $       29.5             --             --           85.0             --
Facility closure costs                          $         --           33.6             --             --             --
Severance and other costs                       $         --             --           13.0             --             --
Special environmental charge                    $         --             --           15.0           30.0             --
Operating profit                                $        1.4          218.3          224.3          103.6          218.1
Interest expense                                $       69.8           78.5          103.3          114.2          122.4
Other expense (income)                          $       48.0         (158.9)         (27.8)          (1.3)          (2.7)
Earnings (loss) before income taxes             $     (116.4)         298.7          148.8           (9.3)          98.4
and extraordinary loss
Provision (benefit) for income                  $       42.9          115.4           56.7           12.7          (41.5)
taxes
Earnings (loss) before                          $     (159.3)         183.3           92.1          (22.0)         139.9
extraordinary loss
Extraordinary loss                              $      (15.7)         (21.5)          (5.3)           (.5)          (8.3)
Net earnings (loss)                             $     (175.0)         161.8           86.8          (22.5)         131.6
Special items, net of tax (included above):
Acquired in-process research and                $     (195.0)            --             --             --             --
development
Merger and related costs                        $      (20.6)            --             --          (68.1)            --
Textile colors loss                             $      (65.5)            --             --             --             --
Specialty ingredients gain                      $       26.8             --             --             --             --
Seed treatment gain                             $         --           92.1             --             --             --
Facility closure costs                          $         --          (21.1)            --             --             --
Severance and other costs                       $         --             --           (7.8)            --             --
Special environmental charge                    $         --             --           (9.0)         (18.5)            --
Postretirement settlement gain                  $         --             --           16.8             --             --
Early extinguishment of debt                    $      (15.7)         (21.5)          (5.3)           (.5)          (8.3)
Change in deferred tax valuation                $         --             --             --             --           78.9
allowance
Other                                           $         --           (5.0)            --             --            4.4
Total special items, net of tax                 $     (270.0)          44.5           (5.3)         (87.1)          75.0
PER SHARE STATISTICS
Basic
   Earnings (loss) before                       $      (1.91)          2.48           1.25           (.31)          2.13
   extraordinary loss
   Net earnings (loss)                          $      (2.10)          2.20           1.18           (.31)          2.01
Diluted
   Earnings (loss) before                       $      (1.91)          2.42           1.22           (.31)          2.11
   extraordinary loss
   Net earnings (loss)                          $      (2.10)          2.14           1.15           (.31)          1.99
Dividends                                       $        .10            .05            .05            .27            .52
Book value                                      $       8.82            .32           (.27)         (1.32)          (.83)
Common stock trading range:  High                     21 3/8       32 13/16         27 3/8         20 1/8             20
Low                                                    7 1/8       13 1/4           17 7/8         13             12
Average shares outstanding                            83,507       73,696           73,373         72,026         65,572
(thousands) - Basic
Average shares outstanding                            83,507       75,700           75,358         72,026         66,269
(thousands) - Diluted
FINANCIAL POSITION
Current assets                                  $    1,119.8          597.8          715.0          742.2          697.0
Non-current assets                              $    2,606.8          811.1          833.8          915.0          958.8
Total assets                                    $    3,726.6        1,408.9        1,548.8        1,657.2        1,655.8
Current liabilities                             $      978.0          394.4          363.1          357.5          420.6
Long-term debt                                  $    1,309.8          646.9          896.3        1,055.0          974.2
Other liabilities                               $      678.9          300.9          309.5          341.1          320.2
Stockholders' equity (deficit)                  $      759.9           66.7          (20.1)         (96.4)         (59.2)
Current ratio                                            1.1            1.5            2.0            2.1            1.7
Total capital                                   $    2,150.9          730.9          878.0          967.9        1,020.1
Total debt-to-capital %                                 64.7           90.9          102.3          110.0          105.8
PROBABILITY STATISTICS (BEFORE
SPECIAL ITEMS)
% Operating profit on sales                             10.8           14.5           13.6           12.1           12.2
% Earnings on sales                                      4.5            6.5            5.0            3.6            3.2
% Earnings on average total capital                     11.4           18.6           16.5           12.8           14.2
OTHER STATISTICS
EBITDA before special items                     $      342.5          340.4          332.1          301.2          305.5
Capital spending                                $      131.8           66.6           50.2           39.2           87.7

                        FIVE YEAR SELECTED FINANCIAL DATA

(In millions of dollars, except per share data)       1999           1998           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Depreciation                                    $       89.2           59.4           58.7           59.2           57.4
Number of employees                                    8,612          5,536          5,583          5,725          5,641

                          RESPONSIBLE CARE(R) STATEMENT

                                     [PHOTO]

            After an extensive collaboration with federal and state regulators, local stakeholders and national environmental groups, our Sistersville, West Virginia facility became the first chemical plant in the U.S. to initiate an approved project under the EPA's Project XL.

            Project XL encourages companies to undertake innovative and often cost-saving approaches in lieu of restrictive federal environmental regulations. Under the Sistersville program, we installed efficient vent emission controls that reduce our emissions by about 200,000 pounds a year. Under the deferred federal regulatory requirements, controls on the plant's wastewater treatment facility would have reduced our emissions by 130,000 pounds annually. The cost to the Sistersville plant was $700,000, versus $5 million that the federal regulations would have required. Also as part of the project, we have recycled over one million pounds of methanol for beneficial reuse.

            Sistersville has an active Pollution Prevention Council, made up of a broad cross-section of employees, that has implemented projects to substantially reduce waste while saving the company $1 million annually.

            All of CK Witco is dedicated to the Responsible Care principles of the Chemical Manufacturers Association that call for "continuous progress toward the vision of no accidents, injuries or harm to the environment."

                                     [LOGO]

            [PHOTO CAPTION]: ABOVE: WILD TURKEYS AND OTHER WILDLIFE ARE TESTIMONIALS TO THE ENVIRONMENTAL PROTECTION PROGRAM AT SISTERSVILLE. HERE TURKEYS FEED ABOVE A CAPPED LANDFILL AT THE FACILITY.

                              CORPORATE MANAGEMENT

                                     [PHOTO]

            [PHOTO CAPTION]: STANDING (LEFT TO RIGHT): JAMES J. CONWAY, WILLIAM
A. STEPHENSON, ALFRED F. INGULLI, VINCENT A. CALARCO, ROBERT W. ACKLEY, JOSEPH
B. EISENBERG, WALTER K. RUCK, AND MARY GUM. SEATED (LEFT TO RIGHT): JOHN T. FERGUSON II, CHARLES J. MARSDEN, MARVIN H. HAPPEL, AND PETER BARNA.

VINCENT A. CALARCO                 Organization and
Chairman, President and            Administration
Chief Executive Officer
                                   CHARLES J. MARSDEN
ROBERT W. ACKLEY                   Senior Vice President
Executive Vice President           Strategy and Development
Polymer Processing
Equipment                          WALTER K. RUCK
                                   Senior Vice President
JAMES J. CONWAY                    Operations
Executive Vice President
Performance Chemicals and          OTHER CORPORATE
Elastomers                         OFFICERS

JOSEPH B. EISENBERG                BRIAN J. DICK
Executive Vice President           Vice President, Finance
Polymer Additives
                                   JOHN R. JEPSEN
MARY GUM                           Vice President, Treasurer
Executive Vice President
OrganoSilicones                    MICHAEL F. VAGNINI
                                   Corporate Controller
ALFRED F. INGULLI
Executive Vice President           GERALD H. FICKENSCHER
Crop Protection                    Regional Vice President
                                   Europe, Africa & the Middle
WILLIAM A. STEPHENSON              East
Executive Vice President
Urethanes and Petroleum            EDWARD L. HAGEN
Additives                          Regional Vice President
                                   Asia-Pacific

PETER BARNA
Senior Vice President and          MICHEL J. DUCHESNE
Chief Financial Officer            Regional Vice President
                                   Latin America

JOHN T. FERGUSON II
Senior Vice President
general Counsel and
Secretary

MARVIN H. HAPPEL
Senior Vice President

BOARD OF DIRECTORS                    CORPORATE DATA

JAMES A. BITONTI  (3)                 CORPORATE HEADQUARTERS
Chief Executive Officer
DSS/BITCO International               One American Lane
                                      Greenwich, CT 06831
SIMEON BRINBERG  (1,4)                (203) 552-2000
Senior Vice President                 www.ckwitco.com
BRT Realty Trust

                                      AUDITORS

VINCENT A. CALARCO                    KPMG LLP
Chairman of the Board                 Stamford Square
President                             3001 Summer Street
and Chief Executive Officer           Stamford, CT 06905

ROBERT A. FOX  (1,4)
President and
Chief Executive Officer               TRANSFER AGENT AND REGISTRAR
Foster Farms
                                      ChaseMellon Shareholder Services L.L.C.
Roger L. Headrick  (2,3)              85 Challenger Road
Managing General Partner              Ridgefield Park, NJ 07660
HMCH Ventures                         (800) 288-9541
                                      www.chasemellon.com
Leo I. Higdon, Jr. (2)
President                             ANNUAL MEETING
Babson College
                                      The annual meeting of stockholders will
                                      be held at 11:15 a.m. on Tuesday, April
                                      25, 2000, at the Sheraton Stamford Hotel,
HARRY G. HOHN  (2,3)                  2701 Summer Street, Stamford, CT 06905

Retired Chairman and
Chief Executive Officer
New York Life Insurance Company       FORM 10-K

NICHOLAS PAPPAS, PH.D. (4)            A copy of the Company's report on Form
Vice Chairman of the Board            10-K for 1999, as filed with the
BioTraces, Inc.                       Securities and Exchange Commission, may
Retired Executive Vice President      be obtained free of charge by writing to
E.I. du Pont de Nemours and Company   the Secretary of the Corporation, Benson
                                      Road, Middlebury, CT 06749

                                      INVESTOR RELATIONS
C.A. PICCOLO  (1,4)
President and                         William A. Kuser
 Chief Executive Officer              CK Witco Corporation
HealthPic Consultants, Inc.           One American Lane
                                      Greenwich, CT 06831
Bruce F. Wesson  (1)                  (203) 552-2000
President                             bill-kuser@ckwitco.com
Galen Associates
General Partner                       PUBLIC RELATIONS
Galen Partners, L.P.
                                      Robert P. Harwood
PATRICIA K. WOOLF, PH.D. (1,4)        CK Witco Corporation
Private Investor and Lecturer         Benson Road
Department of Molecular Biology       Middlebury, CT 06749
Princeton University                  (203) 573-2000
                                      robert-harwood@ckwitco.com


1 Member of Audit Committee                 (C)  2000 CK Witco Corporation.  All
2 Member of Finance and Pension Committee        rights reserved.
3 Member of Organization, Compensation      (R)  and TM indicate registered and
  and Governance Committee                       unregistered trade and service
4 Member of Safety, Health and                   marks.
  Environment Committee

                              CK WITCO CORPORATION
                     ONE AMERICAN LANE, GREENWICH, CT 06831
                                WWW.CKWITCO.COM