Form 10-K, Exhibit 13
period 2000-12-31
CROMPTON CORP
filed 2001-03-28
CIK 1091862

EXHIBIT 13

FINDING BETTER SOLUTIONS

Crompton Corporation, is a global producer and marketer of specialty chemicals and polymer products and equipment. The company has about 8,300 employees in research, manufacturing, sales, and administrative facilities in every major market around the world.

Available in 120 countries, our products and services solve customer problems and add value to customers' products. Our 113 million shares of common stock are traded on the New York Stock Exchange under the symbol CK. Up-to-date information about the company is available at www.cromptoncorp.com. The interactive version of this report is at www.cromptoncorp.com/ar2000.

The company has six primary business segments divided into two groups:


POLYMER PRODUCTS

POLYMER ADDITIVES
The largest worldwide producer of heat stabilizers for polyvinyl chloride. A leading worldwide producer of additives for plastics and rubber.

KEY PRODUCTS Plastics additives include alkyls, amides, stearates, white oils, heat stabilizers, plasticizers, lubricants, olefin additives, tin specialties, antioxidants, antistats, polymer modifiers, foaming agents, polymerization inhibitors, chemical intermediates, curatives, and dispersants. Rubber chemicals include antioxidants, antiozonants, accelerators, blowing agents, and miscellaneous specialty products. Urethane chemicals include polyester polyols, polyurethane dispersions, microcellular systems and silicones. Markets Served Products are sold to producers, compounders, extruders, and molders of vinyl, rubber, styrenics, polyolefins, and fiberglass. Rubber and plastic applications in construction, automotive, transportation, tires, packaging, flooring, and synthetic fibers. Coatings and adhesives for industrial and marine uses.


POLYMERS
The number one world supplier of castable urethane prepolymers. The number one manufacturer of EPDM in North America. World's largest dedicated nitrile rubber production facility.

KEY PRODUCTS Abrasion- and wear-resistant castable urethane prepolymers. Heat-, sunlight- and ozone-resistant EPDM rubber. Oil-resistant nitrile rubber polymers.

MARKETS SERVED Urethane end products include industrial and printing rolls, mining machinery and equipment, mechanical goods, solid industrial tires & wheels, and sporting/recreational goods. EPDM is used in numerous automotive applications as well as in roofing, hose, wire & cable insulation, and construction. Nitrile rubber is used in automotive hoses, seals, O-rings, and other consumer and industrial applications.


POLYMER
PROCESSING EQUIPMENT

The number one worldwide producer of plastics and rubber extruders and extrusion systems.

KEY PRODUCTS
Integrated single-screw, twin-screw and compounding extruders, and extrusion systems with advanced electronic controls.

MARKETS SERVED
Packaging, automotive, construction, appliance, medical, power & communications cables, plastics.

SPECIALTY PRODUCTS
ORGANOSILICONES
World's leading supplier of specialty silicones and organofunctional silanes serving a wide variety of industrial and consumer markets.

KEY PRODUCTS
Silane coupling agents and adhesion promoters. Silicone surfactants, foam control agents and other specialty silicones. Urethane foam additives, including surfactants and catalysts.

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

MARKETS SERVED
Focus on high-value crops such as fruits, nuts, cotton, turf, and ornamentals. Seed treatments cross all major crop segments and geographies.

OTHER SPECIALTIES
A leading global supplier of components serving the fuels and lubricants industry. World's leading supplier of white oils and petrolatums to the personal care industry. Leading North American producer of industrial dyes.

KEY PRODUCTS
Petroleum and lubricant additives. USP white mineral oils, petrolatums, microcrystalline waxes, cable-filling compounds. Industrial dyes. Fatty acids and glycerines.

MARKETS SERVED
Petroleum and lubricant additive components for automotive, marine and metalworking. Paper, coatings, inks, and film. Personal care, household, and institutional.


FINANCIAL HIGHLIGHTS


(In thousands of dollars, except graph and
   per share data) (a)                                    2000           1999
--------------------------------------------------------------------------------
Net sales                                              $3,038,430   $ 2,092,358

Operating profit                                       $  268,335   $     1,383

Interest expense                                       $  120,476   $    69,833

Net earnings (loss)                                    $   89,273   $  (175,038)

Basic earnings (loss) per share                        $      .78   $     (2.10)

Diluted earnings (loss) per share                      $      .78   $     (2.10)

Total assets                                           $3,528,327   $ 3,726,618

Total debt                                             $1,506,823   $ 1,390,974

Stockholders' equity                                   $  753,976   $   759,912

Operating profit, EBITDA and net earnings before special items (refer to page 38) are as follows:

EBITDA before special items                            $  468,015   $   335,843

Operating profit before special items                  $  291,483   $   225,901

Net earnings before special items                      $  104,273   $    94,988


(a) The 1999 amounts include the results of operations of Crompton & Knowles Corporation for the twelve months ended December 1999 and the results of operations of Witco Corporation for the months of September through December 1999. The 1996 to 1998 amounts represent the results of Crompton & Knowles Corporation.

[GRAPHIC DELETED HERE]

(a) The 1999 amouhnts include the results of operations of Crompton & Knowles Corportion for the twelve months ended Decmeber 1999 and the results of operations of Witco Corporation for the months of September through December 1999. The 1996 to 1998 represent the results of Crompton & Knowles Corporation.

FELLOW SHAREHOLDERS

Our first full year as the new Crompton Corporation was both satisfying and disappointing. While I am pleased to report that we made significant progress in achieving our company's strategic objectives in 2000, I regret to report that we did not meet our financial performance targets for the year.

     We were successful in restructuring, strengthening and integrating our core businesses to reduce costs, improve efficiencies and to assure their long-term success. External factors, including an unprecedented surge in energy and raw materials costs, together with unfavorable foreign currency shifts, masked much of our company's progress for the year.

STRONG OPERATING PERFORMANCE
Our net sales in 2000 were $3.04 billion, slightly below the prior year's adjusted sales of $3.09 billion. However, excluding the impact of foreign currency translation, sales for the year increased by one percent. Operating profit before special items of $291.5 million in 2000 was up four percent from adjusted 1999 operating profit of $281.6 million. Net earnings before special items were $104.3 million, or 91 cents per share, excluding a plant closing charge. Including this after-tax charge of $15 million, net earnings were $89.3 million, or 78 cents per share, in 2000, compared to a net loss of $175 million, or $2.10 per share in 1999, the year Crompton & Knowles and Witco Corporation merged to form the new Crompton Corporation.

     External factors -- rising raw material and energy costs, and the impact of negative foreign currency, especially the Euro -- impacted us by $60 million in 2000, fully offsetting the $60 million in savings we promised and delivered through our worldwide merger synergy cost- reduction program. In fact, without these external factors, our company's performance last year would have been in line with original financial forecasts for earnings per share of $1.20, a full 29 cents per share higher than we reported.

CUSTOMER FOCUS
Our ability to hold sales and to post operating profit gains before special items in 2000 -- while we integrated, consolidated and restructured our businesses and product lines in a difficult environment -- is testament to Crompton's 8,300 employees. They truly understand and have worked to implement our company's guiding principle that customers come first. They are dedicated to combining the most advanced and differentiated technical offerings with the most creative and responsive applications experts to provide our customers with not just products, not just services, but genuine solutions that help them succeed. This commitment is embodied in our corporate tag line: Crompton -- Finding Better Solutions, and it guides our thinking in everything we do.

STRATEGIC FOCUS
During 2000 we completed a strategic review of all of our businesses. We examined market positions, technological strengths, production advantages, and new product- development opportunities. We also measured every business against financial yardsticks which would qualify them as true specialty chemical businesses with superior operating profit margins, growth and returns on capital. Finally, we studied the degree to which our operating businesses complemented each other and would help drive our unifying corporate objective of Finding Better Solutions.

     The results are compelling. Our businesses are uniquely positioned to serve key end-use industries with a breadth of technology, expertise and market coverage unmatched by other suppliers. From automotive and transportation, to the construction/home furnishings markets, from agriculture to packaging and apparel, Crompton adds value and offers distinct advantages for our customers with performance-enhancing products. These capabilities, supported by specific examples of successful partnering with customers, are briefly illustrated in the individual business review sections of this report, and are discussed more extensively on our corporate web site www.cromptoncorp.com.

GROWTH
To support our businesses and to reinforce their growth potential, in 2000 we invested $155 million in capital projects primarily to expand capacity, improve production efficiencies and maintain environmental standards. Our largest single investment was $50 million for increased production of silanes at our facility in Termoli, Italy. This capacity, due to come on-stream this spring, will enable us to meet strong demand from key customers who produce the newest generation of energy-efficient tires. Our 2001 capital budget of $155 million will continue to support growth plans in our core businesses.

     In line with our strategy to focus resources on the core businesses with the greatest sustainable competitive advantage, in 2000 we initiated the process of divesting our Industrial Surfactants and Refined Products businesses. The proceeds will be used primarily to repay debt and to repurchase stock.

Our accomplishments in 2000 were significant:

We integrated our operating businesses to achieve maximum merger synergies and efficiencies in production, marketing and sales, saving $60 million in costs on an ongoing basis;

We completed a strategic review of our businesses, identifying core operations and initiated divestments to monetize non-strategic assets;

We closed and consolidated less-efficient facilities;

We restructured management systems to push down decision making, authority and accountability, improving customer responsiveness;

We regained customers and extended our market reach;

We harmonized pay, benefits and incentive compensation packages in the merged corporation to align the interests of our employees with those of our shareholders;

We invested for growth; and

Our operations performed strongly in
an unusual and difficult year.

CONFIDENT OUTLOOK
These achievements reinforce our confidence that we are on course with our strategic initiatives and that our business and market actions will enable us to meet our objectives. Our primary goal is to deliver consistent top- line growth accompanied by sustainable annual earnings per share growth of 10% over the long term. We're equally confident that we will meet our long-term objective of increasing our return on capital employed to 15% within five years.

     While we are focused on accelerating Crompton's growth through coordinated marketing and customer service efforts, we remain concerned about the worldwide economic outlook. Present conditions do not permit us to think otherwise, as energy and raw material costs remain unusually high and currencies remain volatile. While lower interest rates could be expected to stimulate a resumption of economic growth, we will continue to seek and identify more opportunities for cost reductions, improved capital utilization and increased efficiencies throughout our organization while working to enhance our company's effectiveness in the marketplace.

     We believe that our dedication to hands-on management, combined with a strategy of employee empowerment and customer focus will, in the long term, create significant shareholder value. We appreciate and value your support and will keep you informed of our progress.

Respectfully yours,
/s/ Vincent A. Calarco
Vincent A. Calarco
Chairman, President and
Chief Executive Officer
March 12, 2001

Beginning in 2003, European environmental regulations will limit the use of lead-based heat stabilizers that until now have been crucial to the manufacture of polyvinyl chloride construction pipe. Crompton has patented new technology for an organic-based, heavy-metal-free product that is more environmentally sound than lead-based products. New capacity is being added at the Lampertheim, Germany plant.

For more on this success story, visit us at www.cromptoncorp.com/ar2000


KEY DEVELOPMENTS OF 2000

Organic-based stabilizers introduced in Europe to replace metal-based stabilizers in production of PVC pipe. Expanding production capacity for market-leading product that is an environmentally sound alternative to lead-based stabilizers.

Brought online upgraded stearate lubricant production in Memphis, Tennessee for plastics markets.

Closed Freeport, Bahamas antioxidant plant, transferring production to other facilities. Move resulted in significant ongoing operating cost savings.


With one of the most extensive POLYMER ADDITIVES lines serving the polymer industry, Crompton enables producers, compounders, extruders, and molders to meet the growing demand for better and more environmentally friendly products.

     Our products are key to the development of new materials such as engineered plastics and nanocomposites that bring lighter, stronger, safer, and more economical materials to construction, transportation and other global markets. Royaltuf(R) modified EPDM toughens engineered thermoplastics. Polybond(R) coupling agents are critical to the production of advanced composites. Production of these materials represents the fastest-growing segments of the specialty chemicals industry.

     We are the world's largest producer of value-added polymer chemicals for polyvinyl chloride, with a complete line of metal and metal-free vinyl heat stabilizers. Our lubricants, plasticizers and other products solve PVC manufacturing challenges and improve the characteristics of PVC products. Our new line of organic-based stabilizers is leading the industry in providing PVC makers with an innovative solution to mounting environmental challenges.

     Our products for the olefins and styrenics markets are used in every stage of the manufacturing process from monomer stabilization to polymerization to compounding to fabrication. New grades of Naugard(R) inhibitors, polymer modifiers and antioxidants are helping speed the expansion of plastics into developing global markets. Polybond(R) coupling agents with enhanced performance characteristics make possible new materials in advanced markets such as wire and cable insulation and wood-filled compounds.

     We have been a world leader in rubber chemicals for over a century and have a comprehensive line of more than 100 different products used in rubber processing. Our Flexzone(R) antiozonants and Naugard(R) antioxidants extend the life of rubber products from tires to wire and cable by providing protection from ozone, oxygen, heat and light.

     Global polyurethane processors depend on our urethane chemicals, including polyester polyols and dispersions, to manufacture solid, liquid and foam materials. Our Fomrez(R) polyester polyols are critical in flexible foams; Witcobond(R) water-based dispersions provide hard, clear coatings for woods, plastics, leather, and rubber; and Witcothane(R) microcellular systems provide increased wear and light weight to footwear and industrial applications.

KEY DEVELOPMENTS OF 2000

     Implemented strategy to expand higher-margin product applications for EPDM. Introduced new specialty grades for use in wire and cable markets.

     Expanded production of low-free TDI and PPDI castable urethanes in North America and Europe to meet growing global demand.

     Brought online world's largest nitrile rubber production facility. Mexican facility will produce new grades of product to serve global customers.

VAIL RUBBER WORKS, INC.
Crompton's Adiprene(R) low-free TDI castable urethanes provide the "tough" in "the tough ones come to us," the slogan of Vail Rubber. Vail's Tim Hanley finishes industrial rolls for delivery to metal and paper manufacturers. Aluminum makers use a series of these rolls in stretching and bending the metal under high tension. Adiprene rolls resist cut and tear, resulting in less downtime and lower material scrap rates.

For more on this success story, visit us at www.cromptoncorp.com/ar2000

Crompton's Adiprene(R) low-free TDI castable urethanes provide the "tough" in "the tough ones come to us," the slogan of Vail Rubber. Vail's Tim Hanley finishes industrial rolls for delivery to metal and paper manufacturers. Aluminum makers use a series of these rolls in stretching and bending the metal under high tension. Adiprene rolls resist cut and tear, resulting in less downtime and lower material scrap rates.

For more on this success story, visit us at www.cromptoncorp.com/ar2000

     Crompton is a global leader in POLYMERS, providing EPDM rubber, castable urethane prepolymers and nitrile rubber to global markets that depend on unique wear and durability characteristics.

     We are the largest North American producer of EPDM and one of the most experienced manufacturers in the world. EPDM or "crackless rubber" withstands heat, sunlight and ozone without deteriorating. With three production lines producing Royalene EPDM, we have world-class quality, high-volume capability and production flexibility to meet the most challenging global customer demands.

     We produce over 30 different types of EPDM, which has varied uses in automotive, construction, wire and cable, and mechanical goods markets. A typical new car has about 20 pounds of EPDM in its weather stripping, hoses, seals, and cable. In commercial construction, EPDM is the industry standard for roofing applications because of its 25-year life expectancy.

     The use of RoyalEdge(R), a new generation of EPDM, is growing in the wire and cable market where it is valued for improved electrical stability and superior processing properties.

     We are the world's largest supplier of castable urethanes with over 200 prepolymers in our product line. Applications for Adiprene(R)/Vibrathane(R) cast urethane prepolymers range from industrial machinery, such as mining equipment and printing press rolls, to sporting goods, such as golf ball covers and skate wheels. The unique abrasion resistance and durability characteristics of our castable urethane products are an inspiration for new applications in a wide variety of markets.

     Environmentally friendly formulations of Adiprene(R) LFTDI (low-free toluene diisocyanate) and PPDI (para-phenylene diisocyanate) prepolymers are showing strong growth in worldwide ultra-high performance applications, and we have expanded plants in North America and Europe to help us meet growing customer demand.

     These innovative products are backed by our advanced manufacturing technology such as our Ribbon Flow System(R), a moldless casting combination of rotational casting and room temperature curing to produce high-performance industrial rolls.

     In a joint venture with DESC, a diversified Mexican chemical company, we operate the largest dedicated nitrile rubber plant in the world, providing oil-resistant Paracril nitrile rubber to global automotive and industrial customers.

ADC TELECOMMUNICATIONS turned to us when it decided to do in-house extrusion of guides that house fiber optic cables. As The Broadband Company(TM), ADC is a world leader in fiber optics, network equipment and integration services to deliver high-speed internet, data and voice services. Our Davis-Standard systems, backed by experienced engineers, process specialists, testing and customer training personnel, are providing ADC with the production capability necessary to excel in highly competitive markets.

For more on this success story, visit us at www.cromptoncorp.com/ar2000

KEY DEVELOPMENTS OF 2000

     Introduced advanced composite extrusion systems for high-speed production of new wood fiber/plastic materials for the construction industry. Systems produce lumber products that are 40 percent polymer for longer life and ease of maintenance.

     Assisted in the development of the proprietary OrganoSilicones dry silane product for wire and cable and unique equipment-additive combination for PVC extrusion. Processes provide impressive improvements in productivity.

     Completed new blown film testing center at Somerville, New Jersey facility and small systems testing center at Pawcatuck, Connecticut facility.

As the world's number one producer of extruders and extrusion systems for plastics and rubber, our POLYMER PROCESSING EQUIPMENT unit rounds out our unmatched product line to serve the polymer industry. Customers who buy our polymers and polymer additives can also depend on Davis-Standard for the most advanced and productive machinery available for manufacturing their products. With a common customer base, Davis-Standard systems can be used to test new Crompton materials, allowing us to bring both equipment and polymer products to market faster and at lower cost than our competition.

     Our integrated extrusion systems, patented feedscrew technology, and advanced computer-based controls, are the impetus to produce rubber and plastic extruded forms for a wide range of everyday products in packaging, construction and automotive products. Recent advancements include our in-line systems that combine multiple technologies into one to allow our customers to reduce manufacturing steps and increase productivity, and our Woodtruder(TM) that combines current wood fiber processing and plastics extrusion technology.

     We continue to make advancements in feedscrew designs. We also introduced new technology for extruding foam such as styrene to expand future applications for the material.

     In addition to single- and twin-screw extrusion systems, Davis-Standard is a leading producer of industrial blow molding systems used to produce outdoor furniture and toys, and extrusion coating systems for flexible packaging.

     A lean manufacturing program has been implemented to free up capital and other resources while improving productivity. We continue to work with our customers to develop complete process solutions. To ensure quality, our assembly specialists, who have an intimate knowledge of our product, verify that each system is properly wired and tested before it leaves our plant, and then travel to our customer's site to reassemble and install the system.

     We have patents pending on several new product developments. We have introduced a new low-temperature gear extruder for elastomer processing that is showing significant reduction in scrap rates. We have made several advancements in solid and foam processing technology for the data communications cable industry.

KEY DEVELOPMENTS OF 2000

        Commenced $50 million expansion of silanes production capacity at Termoli, Italy facility to meet growing demand from greentyre manufacturers. This is second commercialization of new process that reduces waste and eliminates chlorides.

        Initiated expansion of silanes capacity at Sistersville, West Virginia plant to serve expanding North American markets.

        Secured five-year silanes contract with largest supplier of clearcoat finishes to the automotive industry. Clearcoat is finishing application providing durable, high-gloss to vehicles.

ORGANOSILICONES offers more than 500 silicone-based chemical products to worldwide customers whose success depends on the product characteristics that our silanes and silicones convey. We are the world's leading supplier of organofunctional silanes that are critical in linking organic and inorganic materials, thus imparting outstanding adhesion, durability and abrasion resistance properties in rubber products, coatings, adhesives and sealants, thermoplastics and fiberglass. Our specialty silicones are active in the success of a wide variety of products from textiles and cosmetics to pulp and paper processing chemicals.

     Our sulfur silanes cross-linkers have been instrumental in the development of environmentally preferable greentyres. These new tires have less rolling resistance due to the use of silica instead of carbon black in the rubber compound. The result is improved tire life, handling and fuel economy.

     Silane technology has brought equally extraordinary product advances in the coatings industry. Our patented chemistry is used in water-based paints, sealants, adhesives, and polymer solutions to give them the durability and adhesive properties of solvent-based materials while not sacrificing their convenience, ease of use and favorable environmental qualities.

     In the consumer market, our Silsoft(R) organosilicone copolymers enhance the performance of shampoos and hair conditioners. Our Magnasoft(R) brands of organo-modified silicones allow the textile industry to provide superior softening for high-end fabrics used in clothing, bedding and toweling.

     The SAG(R) and Sentry(R) foam control additives are valued in diverse markets such as food and beverage processing, pharmaceuticals and waste-water treatment. Our newest foam control agent has been very successful in high-speed pulp and paper manufacturing, allowing producers to take advantage of our better performing and more environmentally friendly product.

     Our additives serve the urethane industry with a broad range of product offerings including Niax(R) silicone surfactants. We are known for our problem-solving innovation in a global industry that is challenged to find more environmentally friendly production alternatives. New surfactant technology has been introduced in specialty urethane foam manufacturing to meet emission requirements while using environmentally acceptable carbon dioxide in the blowing process. In molded foam, our products improve the comfort of automotive seating and the safety aspects of interior car parts.


SUMITOMO BAKELITE SINGAPORE
     SUMITOMO BAKELITE SINGAPORE, the world's largest manufacturer of semiconductor encapsulating compounds, employs organosilicone products as key components in epoxy molding compounds and clear resins for electronic chips. Silanes are used as adhesive promoters and cross-linking aids, while silicone fluids improve a number of the material's properties including thermal and moisture resistance.

For more on this success story, visit us at www.cromptoncorp.com/ar2000

HANNAFORD
=========
HANNAFORD SEEDMASTER SERVICES of Boyup-Dardan, Australia operates under a Crompton-subsidiary franchise agreement to offer local farmers in Western Australia a wide range of seed treatment products and professional application services for wheat, barley and other crops. Using a mobile seed grader, Hannaford grades, cleans and treats seeds at farm sites. Our
Vitavax(R)fungicide, one of the world's best-selling seed-treatment products, is a key product for Australian wheat growers.

For more on this success story, visit us at www.cromptoncorp.com/ar2000

KEY DEVELOPMENTS OF 2000

     Dimilin(R) insecticide sales surged worldwide with particular success in non-crop uses including locust control, animal health and forestry.

     Bifenazate miticide was granted reduced risk status by the EPA, which will speed up U.S. registration for use on food crops. The product had a very highly successful launch in Japan and Korea.

     The Gustafson joint venture introduced Gaucho(R) into seed corn market, providing this insecticide with a large market for future growth.


     CROP PROTECTION is focused on improving crop quality and increasing yields for farmers of high-value crops such as nuts, citrus, tobacco, cotton, rice, tree and vine fruits, and ornamental plants. Crompton's surfactants increase the effectiveness of the active ingredients in fungicides, herbicides and insecticides.

     Our product formulations and application advice are specific to crops and geographic regions around the world, and our fungicides, miticides, insecticides, herbicides, and growth regulants benefit from a loyal and expanding customer base.

     We generate higher sales margins by focusing on high-value market niches where we have decades of experience with the crops and growing conditions around the world. In turn, we serve larger commodity markets such as cotton and corn with targeted, value-added products such as our Harvade(R) defoliant that aids in harvesting. We are constantly expanding our presence in niche markets by developing new products, obtaining new use registrations, and acquiring new labels.

     We are a world leader in seed-treatment products to assure germination and healthy seedlings. Our Vitavax(R) fungicide is one of the world's best-selling seed- treatment products and stimulates growth as well as controls disease. A significant portion of our Crop Protection business is related to seed-treatment products and application systems. Gustafson LLC, our joint venture with Bayer, is the largest seed-treatment company in North America, and combines active ingredients from both partners with proprietary formulations and delivery systems.

     In Australia, our Hannaford Seedmaster Services subsidiary holds the major share in seed treatment and is leveraging that strength into expanded product offerings in other crop protection applications.

     Our Industrial Surfactants products provide considerable economic and environmental benefits in agriculture. Our surfactants and dispersants, primarily used in herbicides and insecticides, reduce the surface tension of the product, increasing its ability to spread over and penetrate leaf surfaces. Farmers can cover more acreage with less active ingredient and lower spray volume.

     Our surfactants also have a broad range of uses in oilfield chemicals for well drilling, production and enhanced oil recovery. These markets have grown considerably with the recent expansion of oil and gas exploration and production activity.

KEY DEVELOPMENTS OF 2000

     Brought online sixth production expansion for Synton PAO synthetic lubricant. Initiated seventh expansion at Elmira, Ontario, Canada facility to be completed in 2001.

     Introduced Hybase C-231 calcium sulfonate, a multi-functional petroleum additive with outstanding anti-wear properties. It is an extreme pressure agent and detergent for transport applications.

     Rationalized production of calcium sulfonate lubricant additives at Gretna, Louisiana facility in order to focus assets on higher value-added, higher margin businesses.

TEXACO
TEXACO field engineer Ron Reiniger keeps heavy mining equipment operating around the clock in extreme weather and load conditions at Fording Coal's Whitewood Mine near Edmonton, Alberta, Canada. Crompton's calcium sulfonate grease technology is a key component in the Texaco product that lubricates the heavily loaded gears on the 60 cubic yard drag line.

For more on this success story, visit us at www.cromptoncorp.com/ar2000

Our PETROLEUM ADDITIVES unit offers one of the most comprehensive product lines of components to lubricant package additive formulators and manufacturers of products for the transportation, industrial, grease, and fuels markets. Our performance components allow our customers to formulate products that can meet demanding new industry specifications driven by higher performance and advanced environmental requirements.

     Our sulfur-nitrogen chemistry combined with advanced detergent technology provides for the development of new products to meet performance challenges in both lubricants and fuels. Our customers are being required to meet new and more stringent lubricant specifications that will increase sales of new products such as friction modifiers, antioxidants, anti-wear compounds, and deposit-control additives, all of which are critical to cleaner, more efficient lubricant systems.

     Our high-performance synthetic fluids are finding new markets in the lubricants industry. For automotive and industrial lubricants makers, Synton(R) PAO synthetic fluids answer the challenge of extended drain intervals and enhanced high-temperature performance in machinery and gearboxes.

     Responding to the environmental demands of the metalworking industry, we are developing new anti-wear components to replace chlorine-based additives.

     Our calcium sulfonate premium grease continues to solve tough customer problems where severe operating conditions exist. New grease formulations have exceeded customer expectations in steel and paper mills, mines, and on board ocean-going ships.

INDUSTRIAL COLORS serves a wide range of industrial markets including paper, leather, films, specialty printing inks, and wood stains with solvent-soluble and water-soluble dyes in liquid and powder forms.

     Our REFINED PRODUCTS unit is the world leader in the production and marketing of white oils, petrolatums, cable fillers, refrigeration oil, and waxes to a broad range of end-use markets. Our customers depend on the high quality of our products in markets ranging from personal care and cosmetics to industrial applications such as telecommunications cable-filling compounds and plastics additives.

     Our GLYCERIN AND FATTY ACIDS business is derived from renewable sourced materials, and provides cost-effective ingredients for such diverse markets as personal care, paper and packaging, paints and coatings, and tires.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
The December 31, 2000 working capital balance of $361.4 million increased $219.6 million from the December 31, 1999 balance of $141.8 million, and the current ratio increased to 1.5 from 1.1 in 1999. The increase in working capital and the current ratio were primarily due to the decrease in accrued expenses, accounts payable and short-term borrowings, partially offset by a decrease in accounts receivable. Days sales in receivables averaged 47 days in 2000, versus 46 days in 1999. Inventory turnover averaged 3.7 in 2000, compared to 3.4 in 1999.

     Net cash provided by operations of $175 million increased $86.4 million from net cash provided by operations of $88.6 million in 1999. The increase was mainly due to the inclusion of an additional eight months of operations of Witco Corporation (Witco) in 2000, which is a result of the merger of Crompton and Knowles Corporation (C&K) and Witco (the "Merger") effective September 1, 1999. Net cash provided by operations, proceeds on the issuance of Senior Notes and proceeds from the sale of accounts receivable were used primarily to pay down credit agreement debt and short-term borrowings, finance capital expenditures, pay merger related costs, repurchase common shares and make dividend payments. The Company's debt to total capital ratio increased slightly to 67% in 2000 from 65% in 1999, primarily as a result of the repurchase of common shares. The Company's future liquidity needs are expected to be financed from operations.

     On March 7, 2000, the Company issued $600 million of Senior Notes due 2005 with a coupon rate of 8.5%. Effective March 24, 2000, the Company swapped $300 million of this amount into variable interest rate debt (three month LIBOR plus fixed spread of 1.22%) which expires on March 15, 2005. The variable interest rate on the swap contract was 7.8% at December 31, 2000. On June 9, 2000, the Company exchanged the $600 million Senior Notes, which were not registered with the Securities and Exchange Commission for public trading, for identical securities which are registered.

     On March 10, 2000, the Company amended the amount of its $1 billion senior unsecured revolving credit facility to $600 million. Of this amount, $200 million was available through October 2000 and $400 million through October 2004. On October 26, 2000, the Company renewed $192 million of its $200 million facility, which will be available through October 2001. Borrowings on these facilities are at various rate options determined on the date of borrowing. Borrowings under these facilities totaled $260 million at December 31, 2000, with a weighted average interest rate of 7.48%.

     The Company has access to short-term uncommitted facilities based on current money market rates. At December 31, 2000, the Company had no outstanding borrowings under these facilities. The Company also has arrangements with various banks for short-term lines of credit for its international subsidiaries aggregating $48.8 million, of which $5 million was outstanding at December 31, 2000.

     In addition, the Company has available accounts receivable securitization programs to sell up to $200 million of domestic accounts receivable to agent banks. As of December 31, 2000, $176.3 million of domestic accounts receivable had been sold under these agreements. In addition, the Company's European subsidiaries have accounts receivable securitization programs to sell up to $25 million of accounts receivable. As of December 31, 2000, $24 million of accounts receivable had been sold under these European agreements.


     In November 1999, the Board of Directors approved a share repurchase program for 10% of the common shares then outstanding, or approximately 11.9 million shares. As of December 31, 2000, the Company had repurchased 6.8 million common shares under that program at an average price of $11.91 per share.

     In November 1999, the Company announced a cost savings program intended to reduce costs by $60 million in 2000. The Company achieved the $60 million in cost savings in 2000 through salaried staff reductions, consolidation of plants and offices, purchasing and logistics efficiencies and the elimination of outside services and consultants.

     On April 19, 2000, the Company announced that it was exploring strategic alternatives, including the possible sale, for its Refined Products business. On May 22, 2000, the Company announced that it was in preliminary discussions with a select group of strategic buyers for the sale of its Industrial Specialties business. Due to the difficult economic environment, the divestitures are progressing at a slower pace than originally anticipated. The Company intends to use the proceeds primarily to pay down debt and to repurchase common shares.

     In December 2000, the Company closed its manufacturing facility in Freeport, Grand Bahama Island. In connection with the facility closure, the Company incurred an after-tax charge of $15 million. The closure of this facility is expected to benefit annual net earnings by $2 million.

     Capital expenditures for 2000 amounted to $154.8 million as compared to $131.8 million in 1999. The increase is primarily due to the inclusion of an additional eight months of Witco operations. Capital expenditures are expected to approximate $155 million in 2001, primarily for the Company's replacement needs and improvement of domestic and foreign facilities.

ACCOUNTING DEVELOPMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends some of the provisions of Statement No. 133. The Company adopted the provisions of FASB Statements No. 133 and No. 138 effective January 1, 2001. The adoption of these Statements does not have a material impact on the earnings or financial position of the Company.

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

     Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. As of December 31, 2000, the Company's reserves for environmental remediation activities totaled $164.5 million. It is reasonably possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

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

MARKET RISK & Risk Management Policies
The operations of the Company are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. The Company uses derivative financial instruments to reduce its exposure to these risks. The Company does not use derivative financial instruments for trading or speculative purposes.

     The Company's primary interest rate risk exposure results from changes in the fair value of its long-term, U.S. dollar fixed rate debt, as well as cash flow risk associated with long-term variable rate debt. The Company used interest rate swap contracts to convert $300 million of its $600 million 8.5% Senior Notes to variable rate debt and to convert its $61.8 million long-term variable rate Dutch guilder denominated debt to fixed rate debt. Each interest rate swap contract is designated with the principal balance and the term of the specific debt obligation. These contracts involve the exchange of interest payments over the life of the contract without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued as other liabilities or assets and recognized as an adjustment to interest expense. The changes in the fair value of the swap contracts due to changes in market interest rates are not recognized in the financial statements. In the event of early extinguishment of the designated debt obligations, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment gain or loss. The following table provides information about the Company's derivative and other financial instruments that are sensitive to changes in interest rates. For long-term financial instruments, the table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average variable interest rates are based on the applicable floating rate index as of the reporting date. For interest rate swaps, the table presents the notional amount and weighted average interest rates by maturity date. The notional amounts are used to calculate the contractual cash flows to be exchanged under the respective contracts.



INTEREST RATE SENSITIVITY
                                                                                               2006 and       Total    Fair Value at
(In thousands)                         2001     2002        2003        2004         2005     Thereafter    Principal     12/31/00
-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT:
 Fixed rate                        $  1,207  $  1,599    $165,929   $   2,044     $ 601,081  $   421,166    $1,193,026  $ 1,112,487
 Average interest rate                7.64%     7.64%       7.64%       7.80%         7.81%        6.82%

 Variable rate - swapped                                 $ 61,758                                           $   61,758  $    61,758
 Average interest rate (a)            5.63%     5.63%       5.63%
 Other variable rate                         $ 60,000               $ 200,000                $     8,500    $  268,500  $   268,500
 Average interest rate (a)            7.40%     7.40%       7.38%   S    7.38%        5.05%        5.05%

INTEREST RATE SWAPS:
Total pay fixed/receive variable                         $ 61,758                                           $   61,758  $      (234)
 Average pay rate                     5.20%     5.20%       5.20%
 Average receive rate (a)             5.63%     5.63%       5.63%
Total pay variable/receive fixed                                                  $ 300,000                 $  300,000  $    14,800
 Average pay rate (a)                 7.80%     7.80%       7.80%        7.80%        7.80%
 Average receive rate                 8.50%     8.50%       8.50%        8.50%        8.50%

--------------------------------------------------------------------------------

(a) Average variable interest rate is based on rates in effect at December 31, 2000.

The Company's short-term exposure to changes in foreign currency exchange rates results from transactions entered into by the Company and its foreign subsidiaries in currencies other than their local currency (primarily trade payables and receivables). The Company manages these transactional currency risks on a consolidated basis, which allows it to net its trade payable and receivable exposure. The Company is also exposed to currency risk on intercompany transactions (including long-term intercompany loans). The Company purchases foreign currency forward contracts, primarily denominated in Swiss francs, British pounds, Singapore dollars, Canadian dollars and the Euro, to hedge its transaction exposure. These contracts are generally settled on a monthly basis. Realized and unrealized gains and losses on foreign currency forward contracts that are designated and effective as hedges of recorded transactions are recognized in earnings to offset the impact of valuing recorded foreign currency trade payables, receivables and intercompany transactions at current rates. Discounts and premiums on foreign currency forward contracts that are designated and effective as hedges are recorded as a deferred asset and amortized over the respective contract life. Realized and unrealized gains and losses on contracts that do not satisfy the requirements of an effective hedge would be reported as other expense (income). The fair value of the foreign currency forward contracts used to hedge the Company's intercompany loan, trade payable and trade receivable exposures is not significant at December 31, 2000, and are short-term in nature.

EURO CONVERSION

On January 1, 1999, certain member countries of the European Union adopted the Euro as their common legal currency. Between January 1, 1999 and December 31, 2001, transactions may be conducted in either the Euro or the participating countries' national currencies. However, effective January 1, 2002, the participating countries will withdraw their national currencies as legal tender and complete the conversion to the Euro.

     The Company conducts business in Europe and does not expect the conversion to the Euro to have an adverse effect on its competitive position, results of operations or consolidated financial position. At December 31, 2000, the Company's systems were processing business transactions in the Euro and the participating countries' national currencies. The Company is in the process of further upgrading its information systems, which will allow the Company to conduct business solely in the Euro on January 1, 2002. The Company does not anticipate any disruption to its operations due to the conversion to the Euro.

FORWARD-LOOKING STATEMENTS
     Certain statements made in this Annual Report are forward-looking statements that involve risks and uncertainties, including, but not limited to, general economic conditions, energy and raw material prices and availability, production capacity, changes in interest rates and foreign currency exchange rates, changes in technology, market demand and customer requirements, the enactment of more stringent environmental laws and regulations, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission. These statements are based on currently available information and the Company's actual results may differ significantly from the results discussed. Forward-looking information is intended to reflect opinions as of the date the report was produced and such information will not necessarily be updated by the Company.

OPERATING RESULTS - 2000 COMPARED TO 1999

OVERVIEW
Consolidated net sales increased 45% to $3.04 billion in 2000 from $2.09 billion in 1999. After adjusting 1999 net sales to exclude $150.5 million from the divestiture of the textile colors business and to include $1,148.7 million from Witco operations for the first eight months of 1999, net sales decreased 2%. The decrease was mainly due to lower foreign currency translation, primarily the Euro. International sales, including U.S. exports, were 46% of total sales, down from 47% on a comparable basis in 1999. This decrease was also due to lower foreign currency translation, primarily the Euro.

     Net earnings for 2000 were $89.3 million, or $0.78 per common share basic and diluted, as compared to a net loss of $175 million, or $2.10 per common share basic and diluted in 1999. Earnings before after-tax special items (as detailed on page 38) were $104.3 million, or $0.91 per common share basic and diluted, as compared to $95 million, or $1.14 per common share basic and diluted, in 1999.

     Gross margin as a percentage of sales decreased to 31.6% in 2000 from 34.9% in 1999. The decrease was primarily due to higher raw material and energy costs, lower foreign currency translation and the impact of including an additional eight months of Witco operations in 2000. Consolidated operating profit before special items increased $65.6 million to $291.5 million in 2000 from $225.9 million in 1999. After adjusting 1999 to exclude $6.8 million from the divestiture of the textile colors business, and to include $62.4 million from Witco operations for the first eight months of 1999, operating profit increased 4% from an adjusted $281.6 million in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


(In thousands)
                                           2000                                  1999
                                           ----       ----------------------------------------------------------
                                                                   WITCO OPERATIONS
                                            AS             AS        EIGHT MONTHS      TEXTILE COLORS   AS
                                         REPORTED       REPORTED    ENDED AUGUST 31 (A)  BUSINESS     ADJUSTED
                                        ----------    ----------------------------------------------------------
NET SALES
Polymer Products
        Polymer Additives              $   992,690    $   620,188    $   430,440    $      --      $ 1,050,628
        Polymers                           335,081        316,300           --             --          316,300
        Polymer Processing Equipment       310,490        300,016           --             --          300,016
        Eliminations                       (14,175)        (3,469)          --             --           (3,469)
                                        ----------    ----------------------------------------------------------
                                         1,624,086      1,233,035        430,440           --        1,663,475
                                        ----------    ----------------------------------------------------------
Specialty Products
        OrganoSilicones                    484,424        158,925        306,630           --          465,555
        Crop Protection                    413,706        294,798        116,438           --          411,236
        Other                              516,214        405,600        295,164       (150,527)       550,237
                                        ----------    ----------------------------------------------------------
                                         1,414,344        859,323        718,232       (150,527)     1,427,028
                                        ----------    ----------------------------------------------------------
Total net sales                        $ 3,038,430    $ 2,092,358    $ 1,148,672    $  (150,527)   $ 3,090,503
                                        ----------    ----------------------------------------------------------
OPERATING PROFIT
Polymer Products
        Polymer Additives              $    79,482    $    67,880    $    34,164    $      --      $   102,044
        Polymers                            71,771         82,951           --             --           82,951
        Polymer Processing Equipment        24,640         19,981           --             --           19,981
                                        ----------    ----------------------------------------------------------
                                           175,893        170,812         34,164           --          204,976
                                        ----------    ----------------------------------------------------------
Specialty Products
        OrganoSilicones                     84,139         16,784         40,055           --           56,839
        Crop Protection                     83,756         69,194         13,411           --           82,605
        Other                               32,449         25,144         10,264         (6,756)        28,652
                                        ----------    ----------------------------------------------------------
                                           200,344        111,122         63,730         (6,756)       168,096
                                        ----------    ----------------------------------------------------------
General corporate expense
   including amortization                  (84,754)       (56,033)       (35,467)          --          (91,500)
                                        ----------    ----------------------------------------------------------
Total operating profit
  before special items                     291,483         225,901  $     62,427    $    (6,756)   $   281,572
Special items (b)                          (23,148)       (224,518) --------------------------------------------
                                        ----------     -----------
Total operating profit                  $  268,335       $   1,383
                                        ----------     -----------

(a) Excludes the oleochemicals and derivatives business sold on August 31, 1999.
(b) Special items affecting operating profit include the following expenses:




                                                                                       2000         1999
                                                                                       ----         ----
Facility closure costs (includes $2,967 in cost of products sold)                 $    23,148   $     -
Write-off of in-process research and development                                       -           195,000
Merger related costs                                                                   -            29,518
Total special items                                                               $    23,148   $  224,518

POLYMER PRODUCTS
Polymer products sales of $1.62 billion declined 2% from an adjusted $1.66 billion in 1999. Operating profit of $175.9 million decreased 14% from an adjusted $205 million in 1999.

     Polymer additives sales of $992.7 million decreased 6% from an adjusted $1.05 billion in 1999 primarily as a result of lower foreign currency translation of 4% and lower pricing of 2%. Plastic additives sales were down 6% primarily due to lower foreign currency translation. Rubber chemicals sales decreased 1%, as the 4% impact of lower pricing and foreign currency translation more than offset volume growth of 3%. Urethane chemicals sales were down 10% primarily due to lower foreign currency translation of 4% and lower volume due to rationalization of lower margin business. Polymer additives operating profit of $79.5 million declined 22% from an adjusted $102 million in 1999 primarily due to adverse foreign currency impact, higher energy costs and lower selling prices.

     Polymers sales of $335.1 million were 6% above 1999 primarily due to volume growth, as higher selling prices of 2% offset lower foreign currency translation. EPDM sales were up 3% primarily due to higher pricing. Urethanes sales rose 10% primarily due to volume growth, partially offset by lower foreign currency translation of 2%. Polymers operating profit of $71.8 million was down 13% from 1999 primarily as a result of lower nitrile rubber joint venture income and increased raw material and energy costs, which more than offset the impact of higher unit sales and improved pricing.

     Polymer processing equipment sales of $310.5 million increased 4% from 1999 primarily due to volume growth of 7%, partially offset by lower foreign currency translation of 3%. Operating profit of $24.6 million rose 23% from 1999 primarily as a result of higher sales volume. The equipment order backlog totaled $105 million at the end of 2000 compared to $113 million at the end of 1999.

SPECIALTY PRODUCTS
Specialty products sales of $1.41 billion represent a decrease of 1% from an adjusted $1.43 billion for 1999. Operating profit of $200.3 million increased 19% from an adjusted $168.1 million in 1999.

     OrganoSilicones sales of $484.4 million rose 4% from an adjusted $465.6 million in 1999 primarily due to volume growth of 8%, partially offset by lower foreign currency translation of 3% and lower pricing of 1%. The most prominent growth was in the sulfur silanes market attributable to increased industry demand and a greater market share. Operating profit of $84.1 million was up 48% from an adjusted $56.8 million in 1999 primarily due to increased sales volume and lower operating costs.

     Crop protection sales of $413.7 million were 1% above an adjusted $411.2 million in 1999 primarily due to higher volume. An increase in surfactants demand was partially offset by actives market weakness mainly attributable to adverse weather conditions and lower insect infestation. Operating profit of $83.8 million was 1% ahead of an adjusted $82.6 million in 1999 primarily due to higher sales volume and increased joint venture earnings.

     Other sales of $516.2 million decreased 6% from an adjusted $550.2 million in 1999 primarily due to a decline in volume of 8% and lower foreign currency translation of 1%, partially offset by higher pricing of 3%. Petroleum additives sales declined 6% primarily due to lower volume mainly attributable to the closure of the Gretna, Louisiana plant. Refined products sales were down 4% primarily due to lower volume offset in part by a partial recovery of increased raw material costs through higher pricing. Glycerine/fatty acids and industrial colors sales declined 13% and 5%, respectively, primarily due to lower volume and lower pricing. Operating profit of $32.4 million was up 13% from an adjusted $28.7 million in 1999 primarily as a result of reduced operating costs including the closure of the Gretna facility.

OTHER
Selling, general and administrative expenses of $417.6 million increased
26% versus 1999 mainly due to the inclusion of an additional eight months of Witco operations in 2000. Depreciation and amortization (up 56%), research and development costs (up 24%) and interest expense (up 73%) also increased primarily as a result of the inclusion of an additional eight months of Witco operations in 2000.

     Facility closure costs of $20.2 million include primarily the write-off of long-lived assets, decommissioning costs and severance costs related to the closure of the Company's manufacturing facility in Freeport, Grand Bahama Island. An additional $2.9 million of related closure costs is included in cost of products sold.

     Other expense of $5.5 million decreased $42.5 million from 1999. The decrease is mainly due to two special items in 1999, including the loss on the sale of the textile colors business of $83.3 million, partially offset by the gain on the sale of the specialty ingredients business of $42.1 million. The effective tax rate, excluding the impact of special items, was 37% in 2000 compared to 1999 rates of 36.4% (as reported) and 39.2% (reflecting the Merger as if it had occurred at the beginning of 1999).


OPERATING RESULTS - 1999 COMPARED TO 1998

OVERVIEW
Consolidated net sales increased 16% to $2.09 billion in 1999 from $1.8 billion in 1998. After adjusting 1998 net sales to exclude $216.1 million from deconsolidated joint ventures and the divestiture of the specialty ingredients business, and to include $550.8 million from Witco operations for the months of September through December 1998, net sales decreased 2%. This decrease was primarily the result of lower sales in the Polymer Processing Equipment and Crop Protection businesses. International sales, including U.S. exports, were 45% of total sales, up from 40% in 1998.
     The net loss for 1999 was $175 million, or $2.10 per common share basic and diluted, as compared to net earnings of $161.8 million, or $2.20 per common share basic and $2.14 per common share diluted in 1998. Earnings before after-tax special items (as detailed on page 38) were $95 million, or $1.14 per common share basic and diluted, as compared to $117.3 million, or $1.59 per common share basic and $1.55 per common share diluted, in 1998.

Gross margin as a percentage of sales decreased to 34.9% from 36.2% in 1998. The decrease was primarily due to the impact of including four months of Witco results, lower pricing and unfavorable product mix. Consolidated operating profit before special items decreased $34 million to $225.9 million from $259.9 million in 1998. After adjusting 1998 to exclude $19.6 million from the deconsolidated joint ventures and the divestiture of the specialty ingredients business, and to include $24 million from Witco operations for the months of September through December 1998, operating profit decreased 15% from an adjusted $264.3 million in 1998.



(In thousands)                            1999                                        1998
                                      ------------   ---------------------------------------------------------------------
                                                                   Witco Operations
                                                                     Four Months
                                             As             As         Ended     Deconsolidated   Divested        As
                                          Reported       Reported   December 31  Joint Ventures   Business    Adjusted
                                      ------------   ---------------------------------------------------------------------
Net Sales
Polymer Products
        Polymer Additives              $   620,188    $   391,964    $ 214,608    $    --      $      --      $   606,572
        Polymers                           316,300        342,527         --        (41,520)          --          301,007
        Polymer Processing Equipment       300,016        344,480         --           --             --          344,480
        Eliminations                        (3,469)          --           --           --             --             --
                                         1,233,035      1,078,971      214,608      (41,520)          --        1,252,059
Specialty Products
        OrganoSilicones                    158,925           --        144,718         --             --          144,718
        Crop Protection                    294,798        348,000       49,376      (84,966)          --          312,410
        Other                              405,600        369,148      142,075         --          (89,590)       421,633
                                           859,323        717,148      336,169      (84,966)       (89,590)       878,761
Total net sales                        $ 2,092,358    $ 1,796,119    $ 550,777    $(126,486)   $   (89,590)   $ 2,130,820
Operating Profit
Polymer Products
        Polymer Additives              $    67,880    $    49,215    $  16,325    $    --      $      --      $    65,540
        Polymers                            82,951         79,892         --           (709)          --           79,183
        Polymer Processing Equipment        19,981         46,653         --           --             --           46,653
                                           170,812        175,760       16,325         (709)          --          191,376
Specialty Products
        OrganoSilicones                     16,784           --         16,621         --             --           16,621
        Crop Protection                     69,194         84,882          820      (10,840)          --           74,862
        Other                               25,144         35,760        1,544         --           (7,863)        29,441
                                           111,122        120,642       18,985      (10,840)        (7,863)       120,924
General corporate expense
        including amortization             (56,033)       (36,544)     (11,273)        (187)          --          (48,004)
Total operating profit
        before special items               225,901        259,858    $  24,037    $ (11,736)   $    (7,863)   $   264,296
Special items (a)                         (224,518)       (41,560)   -----------------------------------------------------
                                       -----------     ----------
Total operating profit                 $     1,383     $  218,298
                                       -----------     ----------

(a) Special items affecting operating profit include the following expenses:

                                                              1999      1998
                                                              ----      ----
--------------------------------------------------------------------------------
Write-off of in-process research and development        $   195,000  $    -
Merger related costs                                         29,518       -
Facility closure costs                                           -     33,600
Other                                                            -      7,960
--------------------------------------------------------------------------------
Total special items                                     $   224,518  $ 41,560
--------------------------------------------------------------------------------

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

     Other sales of $405.6 million declined 4% from an adjusted $421.6 million in 1998 primarily due to lower pricing of 3% and lower foreign currency translation of 1%. Petroleum additives and refined products sales increased 7% and 12%, respectively, primarily as a result of higher sales volume. Glycerine/fatty acids sales rose 5% primarily due to volume growth, partially offset by lower pricing. Colors sales were down 14% primarily due to lower volume and pricing for textile colors. The textile colors business was sold in December 1999. Other operating profit of $25.1 million decreased 15% from an adjusted $29.4 million in 1998 primarily due to lower pricing in the colors business, partially offset by higher sales volume in the remaining businesses.

OTHER
Selling, general and administrative expenses of $331.1 million increased 25% versus 1998 primarily due to the Merger, offset partially by the impact of the deconsolidation of the joint ventures and the divestiture of the specialty ingredients business. Depreciation and amortization (up 45%) and research and development costs (up 29%) also increased as a result of the Merger. Interest expense of $69.8 million decreased 11% primarily due to lower levels of indebtedness prior to the Merger, which more than offset the four months impact of the debt acquired in the Merger. Other expense of $48 million in 1999 includes a loss on the sale of the textile colors business of $83.3 million, a gain on the sale of the specialty ingredients business of $42.1 million and fees related to the accounts receivable securitization of $6.3 million. Other income of $158.9 million in 1998 includes a gain of $153.4 million resulting from the sale of a 50% interest in the Gustafson seed treatment business. The effective tax rate, excluding the impact of special items was 36.4% compared to 37.2% in 1998.


CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal years ended 2000, 1999 and 1998

(In thousands of dollars, except per share data)                 2000            1999         1998
                                                             -----------    --------------------------
NET SALES                                                    $ 3,038,430    $ 2,092,358    $ 1,796,119

COSTS AND EXPENSES
Cost of products sold                                          2,077,088      1,361,373      1,146,200
Selling, general and administrative                              417,643        331,050        264,710
Depreciation and amortization                                    182,017        116,648         80,536
Research and development                                          84,571         67,954         52,775
Equity income                                                    (11,405)       (10,568)          --
Facility closure costs                                            20,181           --           33,600
Acquired in-process research and development                        --          195,000           --
Merger and related costs                                            --           29,518           --
                                                             -----------    --------------------------

OPERATING PROFIT                                                 268,335          1,383        218,298
Interest expense                                                 120,476         69,833         78,520
Other expense (income)                                             5,485         47,979       (158,938)
                                                             -----------    --------------------------
EARNINGS
Earnings (loss) before income taxes and extraordinary loss       142,374       (116,429)       298,716
Income taxes                                                      53,101         42,922        115,493
                                                             -----------    --------------------------
Earnings (loss) before extraordinary loss                         89,273       (159,351)       183,223
Extraordinary loss on early extinguishment of debt                  --          (15,687)       (21,468)
                                                             -----------    --------------------------
Net earnings (loss)                                          $    89,273    $  (175,038)   $   161,755
                                                             -----------    --------------------------

BASIC EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before extraordinary loss                    $       .78    $     (1.91)   $      2.48
Extraordinary loss                                                  --             (.19)          (.28)
                                                             -----------    --------------------------
Net earnings (loss)                                          $       .78    $     (2.10)   $      2.20
                                                             -----------    --------------------------
DILUTED EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before extraordinary loss                    $       .78    $     (1.91)   $      2.42
Extraordinary loss                                                  --             (.19)          (.28)
                                                             -----------    --------------------------
Net earnings (loss)                                          $       .78    $     (2.10)   $      2.14
                                                             -----------    --------------------------


CONSOLIDATED BALANCE SHEETS
Fiscal years ended 2000 and 1999

(In thousands of dollars, except per share data)                2000          1999
                                                                ----          ----
ASSETS
CURRENT ASSETS
Cash                                                     $      20,777    $    10,543
Accounts receivable                                            323,097        411,536
Inventories                                                    552,386        523,363
Other current assets                                           180,635        174,311
                                                         -------------    -----------
        Total current assets                                 1,076,895      1,119,753
NON-CURRENT ASSETS
Property, plant and equipment                                1,182,087      1,262,345
Cost in excess of acquired net assets                          938,792        969,625
Other assets                                                   330,553        374,895
                                                         -------------    -----------
                                                         $   3,528,327    $ 3,726,618
                                                         =============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                            $      27,429    $    81,162
Accounts payable                                               234,955        330,591
Accrued expenses                                               306,680        422,252
Income taxes payable                                           127,950        121,366
Other current liabilities                                       18,449         22,599
                                                         -------------    -----------
        Total current liabilities                              715,463        977,970
                                                         -------------    -----------
NON-CURRENT LIABILITIES
Long-term debt                                               1,479,394      1,309,812
Post-retirement health care liability                          206,469        216,797
Other liabilities                                              373,025        462,127

STOCKHOLDERS' EQUITY
Common stock, $.01 par value - issued                      119,372,359
 and 119,071,693 shares in 2000 and 1999, respectively           1,194          1,191
Additional paid-in capital                                   1,051,371      1,047,518
Accumulated deficit                                           (133,864)      (200,374)
Accumulated other comprehensive income                         (86,221)       (61,238)
Treasury stock at cost                                         (78,504)       (27,185)
                                                         -------------    -----------
        Total stockholders' equity                             753,976        759,912
                                                         -------------    -----------
                                                         $   3,528,327    $ 3,726,618
                                                         =============    ===========


CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended 2000, 1999 and 1998

Increase (decrease) in cash (In thousands of dollars)            2000         1999        1998
                                                                 ----         ----        ----

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                           $  89,273    $(175,038)   $ 161,755
Adjustments to reconcile net earnings
(loss) to net cash provided by operations:
        Facility closure costs                                   23,148         --         33,600
        Acquired in-process research and development               --        195,000         --
        Loss on sale of textile colors                             --         83,333         --
        Gain on sale of specialty ingredients                      --        (42,060)        --
        Merger and related costs                                   --         29,518         --
        Extraordinary loss on early extinguishment of debt         --         15,687       21,468
        Gustafson joint venture gain                               --           --       (153,429)
        Depreciation and amortization                           182,017      116,648       80,536
        Equity income                                           (11,405)     (10,568)        --
        Deferred taxes                                           19,068      (26,281)      (5,366)
        Changes in assets and liabilities:
                Accounts receivable                              25,359        4,539          497
                Inventories                                     (41,546)     (25,475)       7,314
                Other current assets                            (24,171)      25,422      (11,508)
                Other assets                                     30,361        7,333        3,358
                Accounts payable and accrued expenses           (85,574)     (73,963)     (32,188)
                Income taxes payable                              6,969      (10,776)      79,568
                Other current liabilities                        (3,790)       4,983      (10,562)
                Post-retirement health care liability           (10,858)      (2,342)      (3,727)
                Other liabilities                               (22,914)     (24,624)      (7,161)
                Other                                              (892)      (2,712)       5,367
                                                              ---------    ---------    ---------
        Net cash provided by operations                         175,045       88,624      169,522
                                                              ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
        Capital expenditures                                   (154,814)    (131,782)     (66,628)
        Merger related expenditures                             (66,740)     (17,420)        --
        Proceeds from sale of specialty ingredients                --        103,000         --
        Proceeds from sale of textile colors                       --         75,322         --
        Acquired cash of Witco Corporation                         --        236,658         --
        Proceeds from Gustafson joint venture                      --           --        180,000
        Other investing activities                              (25,303)     (15,521)      (9,717)
                                                              ---------    ---------    ---------
        Net cash (used in) provided by investing activities    (246,857)     250,257      103,655
                                                              ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds on senior notes                                593,754         --           --
        (Payments) proceeds on credit agreement borrowings     (420,000)      93,720      199,894
        (Payments) proceeds on short-term borrowings            (54,799)      61,267       15,535
        Payments on long-term notes                              (4,075)    (356,449)    (460,034)
        Premium paid on early extinguishment of debt               --        (20,431)     (22,984)
        Proceeds from sale of accounts receivable                35,560         --         80,000
        Treasury stock acquired                                 (54,003)    (101,781)     (94,974)
        Dividends paid                                          (22,763)      (9,351)      (3,721)
        Other financing activities                                8,959       (6,222)      14,425
                                                              ---------    ---------    ---------
        Net cash provided by (used in) financing activities      82,633     (339,247)    (271,859)
                                                              ---------    ---------    ---------

CASH
        Effect of exchange rates on cash                           (587)      (1,195)         179
                                                              ---------    ---------    ---------
        Change in cash                                           10,234       (1,561)       1,497
        Cash at beginning of period                              10,543       12,104       10,607
        Cash at end of period                                 $  20,777    $  10,543    $  12,104
                                                              =========    =========    =========




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) FISCAL YEARS ENDED
2000, 1999 and 1998 (In thousands of dollars, except per share data)

                                                                                           Accumulated
                                                           Additional                         Other
                                              Common        Paid-in        Accumulated    Comprehensive      Treasury
                                              Stock         Capital          Deficit          Income          Stock         Total
                                            ---------------------------------------------------------------------------------------

BALANCE, DECEMBER 27, 1997                  $   7,733    $   232,213      $  (174,019)    $   (45,789)     $  (40,228)    $ (20,090)
Comprehensive income:
       Net earnings                                                           161,755                                       161,755
       Equity adjustment for translation
         of foreign currencies                                                                  5,427                         5,427
       Other                                                                                    1,948                         1,948
                                                                                                                           --------
Total comprehensive income                                                                                                  169,130
Cash dividends ($.05 per share)                                                (3,721)                                       (3,721)
Stock options, warrants and other
  issuances (1,130,258 shares)                                 6,402                                            9,956        16,358
Treasury stock acquired
  (5,368,600 shares)                                                                                          (94,974)      (94,974)
                                            ---------------------------------------------------------------------------------------
BALANCE, DECEMBER 26, 1998                      7,733        238,615          (15,985)        (38,414)       (125,246)       66,703
                                            ---------------------------------------------------------------------------------------
Comprehensive income:
       Net loss                                                              (175,038)                                     (175,038)
       Equity adjustment for translation
         of foreign currencies                                                                (22,984)                      (22,984)
       Other                                                                                      160                           160
Total comprehensive income                                                                                                 (197,862)
Cash dividends ($.10 per share)                                                (9,351)                                       (9,351)
Stock options and other issuances
  (17,030 common shares
   and 243,017 treasury shares)                                3,703                                            2,132         5,835
Treasury stock acquired
  (6,366,900 shares)                                                                                         (101,781)     (101,781)
Change in par value                            (5,893)         5,893                                                            -
Cancellation of treasury stock
   (11,850,119 shares)                         (1,185)      (196,525)                                         197,710           -
Merger with Witco (53,572,031 shares)             536        995,832                                                        996,368
                                            ---------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                      1,191      1,047,518         (200,374)        (61,238)        (27,185)      759,912
                                            ---------------------------------------------------------------------------------------
Comprehensive income:
      Net earnings                                                            89,273                                        89,273
      Equity adjustment for translation
       of foreign currencies                                                                  (24,231)                     (24,231)
      Other                                                                                      (752)                        (752)
Total comprehensive income                                                                                                  64,290
Cash dividends ($.20 per share)                                              (22,763)                                      (22,763)
Stock options and other issuances
   (300,666 common shares and
    218,815 treasury shares)                        3          3,853                                            2,684        6,540
Treasury stock acquired
   (4,579,500 shares)                                                                                         (54,003)     (54,003)
                                            ---------------------------------------------------------------------------------------
Balance, December 31, 2000                  $   1,194   $  1,051,371     $  (133,864)     $   (86,221)     $  (78,504)   $ 753,976
                                            ---------------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MERGER
On September 1, 1999, the shareholders of Crompton and Knowles Corporation (C&K) and Witco Corporation (Witco) approved a tax-free stock-for-stock merger of C&K and Witco (the "Merger"). The terms of the Merger provided that (a) C&K merge with and into CK Witco Corporation (the former name of Crompton Corporation, the "Company") and (b) immediately thereafter, Witco merge with and into the Company, so that the Company is the surviving corporation. Also, under the terms of the Merger, each share of C&K's common stock was automatically converted into one share of the Company's common stock, and each share of Witco's common stock was exchanged for 0.9242 shares of the Company's common stock. The Merger was accounted for as a purchase and accordingly, the results of operations of Witco have been included in the consolidated financial statements from the date of acquisition. An allocation of the purchase price resulted in cost in excess of the estimated fair value of acquired net assets (goodwill) of $832 million. Goodwill is being amortized on a straight-line basis over forty years.

ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries. Other affiliates in which the Company has a 20% to 50% ownership are accounted for in accordance with the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.
     Effective with the Merger in 1999, the Company adopted a fiscal year ending on December 31. Prior to the Merger, C&K's fiscal year ended on the last Saturday in December.
     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which requires the Company to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

ACCOUNTING DEVELOPMENTS
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends some of the provisions of Statement No. 133. The Company adopted the provisions of FASB Statements No. 133 and No. 138 effective January 1, 2001. The adoption of these Statements does not have a material impact on the earnings or financial position of the Company.

REVENUE RECOGNITION
In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views on selected revenue recognition issues based upon existing generally accepted accounting principles. The Company was required to comply with the guidelines of SAB 101 by the end of the fourth quarter of 2000. The Company has reviewed its revenue recognition policies and has concluded that its policies and practices are in compliance with the guidelines of SAB 101.

INVENTORY VALUATION
Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($142.7 million in 2000, $89.2 million in 1999 and $59.4 million in 1998) is computed generally on the straight-line method using the following ranges of asset lives: buildings and improvements: 10 to 40 years, machinery and equipment: 3 to 25 years, and furniture and fixtures:
3 to 10 years.
     Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

LONG-LIVED ASSETS
The Company evaluates the recoverability of the carrying value of long-lived assets, including intangible assets, of each of its businesses by assessing whether the projected cash flows of each of its businesses is sufficient to recover the existing unamortized cost of these assets. In addition, the Company periodically evaluates the future period over which the benefit of long-lived assets will be received, based on the undiscounted value of future cash flows. If the Company determines that any assets have been permanently impaired, the amount of the impairment is written-off against earnings in the quarter in which the impairment is determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INTANGIBLE ASSETS
The excess cost over the fair value of net assets of businesses acquired is being amortized on a straight-line basis over 20 to 40 years. Accumulated amortization was $73.8 million and $49.4 million in 2000 and 1999, respectively.
     Patents, unpatented technology, trademarks and other intangibles (net) of $148.8 million in 2000 and $152.3 million in 1999, included in other assets, are being amortized principally on a straight-line basis over their estimated useful lives ranging from 6 to 40 years. Accumulated amortization was $148.4 million and $135.5 million in 2000 and 1999, respectively.

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

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred.

STATEMENTS OF CASH FLOWS
Cash includes bank term deposits of three months or less. Cash payments during the fiscal years ended 2000, 1999 and 1998 included interest payments of $110.7 million, $79.4 million and $79.5 million and income tax payments of $33.8 million, $67 million and $33.5 million, respectively.

OTHER DISCLOSURES
Included in accounts receivable are allowances for doubtful accounts in the amount of $22.1 million in 2000 and $23.4 million in 1999.
     Included in accrued expenses are environmental liabilities of $29.9 million in 2000 and $47.8 million in 1999 and merger related accruals of $19.9 million in 2000 and $112.8 million in 1999.
     Included in other liabilities are environmental liabilities in the amount of $134.6 million in 2000 and $150.2 million in 1999, merger related accruals of $12.5 million in 2000 and $18 million in 1999 and pension liabilities of $125.5 million in 2000 and $148.5 million in 1999.
     Included in selling, general and administrative expenses are net shipping and handling costs of $72.4 million in 2000 and $41.6 million in 1999.

ACQUIRED IN-PROCESS RESEARCH
AND DEVELOPMENT
Acquired in-process research and development (IPR&D) represents the value assigned in a purchase business combination to research and development projects of the acquired business that had commenced, but had not yet been completed at the date of acquisition, and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with FASB Statement No. 2 "Accounting for Research and Development Costs" as clarified by FASB Interpretation No. 4, amounts assigned to purchased IPR&D that meet the above stated criteria must be charged to expense as part of the allocation of the purchase price of the business combination. Accordingly, charges totaling $195 million were recorded in the third quarter of 1999 as part of the allocation of the purchase price related to the Merger.
     The Company engaged an independent appraiser to provide a basis for allocating a portion of the purchase price of Witco to the purchased IPR&D. The fair value assigned to purchased IPR&D was determined by the independent appraiser applying the income approach and a valuation model, incorporating revenue and expense projections, probability of commercial and technological success, stage of development and present value factors.
     The more significant IPR&D projects were principally in the Polymer Additives and OrganoSilicones segments. The following is a summary of the acquired IPR&D projects as of the date of the Merger and the values assigned:


                                    Projected        IPR&D
Business              Percent       Completion       Value
Segment               Complete        Date        (in thousands)
----------------------------------------------------------------

Polymer
   Additives (a)       24-86%        2000-2003      $ 62,000
OrganoSilicones (b)     8-65%        2000-2001       106,000
Crop Protection (c)    21-37%        2000-2004        27,000
----------------------------------------------------------------
Total IPR&D                                         $195,000
================================================================
(a) Includes the development of an internal anti-static agent for use in acrylic sheets and pellets for extrusion and injection molding ($18,000), replacement of lead-based stabilizers utilized in PVC ($15,000) and approximately 35 other projects ($29,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) Includes the development of a family of chemicals utilized in finished tires, which are expected to provide improved compounding and dispersion of silica in a single compounding pass ($11,000), production of a chemical to be used in the manufacture of silica tires, resulting in improved performance and longer life ($21,000) and approximately 78 other projects ($74,000).

(c) Includes approximately 29 projects.

     Due to the uniqueness of each of the projects, the costs and effort required were estimated based on the latest available information. Additionally, the completion date reflected management's best estimate of the time that the Company would begin to benefit from cash inflows or cost reductions from the projects. However, there is a risk that certain projects may not be completed successfully for a variety of reasons including changes in strategies, changes in market demand or customer requirements, technology issues, etc. However, the projected revenues, costs, and margins in the cash flow forecasts are substantially consistent with projections utilized by management in evaluating the feasibility of research and development projects.

PRO FORMA FINANCIAL INFORMATION
The following pro forma unaudited results of operations for the twelve months ended 1999 and 1998 assume the Merger had been consummated as of January 1, 1998, and exclude the write-off of acquired in-process research and development of $195 million: (In thousands of dollars, except per share data)

                                1999              1998
                                ----              ----
Net sales                   $ 3,421,651       $  3,797,742
                            -----------       ------------
Earnings before
  extraordinary loss (a)    $    52,611       $    234,652
                            -----------       ------------
Net earnings (a)            $    36,924       $    213,184
                            -----------       ------------
Net earnings before
   extraordinary loss per
   basic common share       $      0.44       $       1.85
                            ===========       ============
Net earnings before
   extraordinary loss per
   diluted common share     $      0.44       $       1.82
                            ===========       ============
Net earnings
   per basic
   common share             $      0.31       $       1.68
                            ===========       ============
Net earnings
   per diluted
   common share             $      0.31       $       1.65
                            ===========       ============
Weighted average
   basic shares outstanding     119,489            126,854
                            ===========       ============
Weighted average
   diluted shares outstanding   120,846            128,961
                            ===========       ============


(a) The pro forma net earnings before extraordinary loss and net earnings include the following after-tax special items:

(In thousands)                        1999            1998
                                      ----            ----
Restructuring charges
   (credits)-- net               $    1,954      $   (21,100)
Environmental charge                   -              13,435
(Gain) loss on sale of
    businesses and
    investment-- net                 38,731          (95,288)
Merger and related costs             20,608            -
Facility closure costs                -               21,100
Other           -                     5,000
                                 ----------     ------------
Loss (income) from special items $   61,293     $    (76,853)
                                 ==========     ============

MERGER ACCRUALS
As a result of the Merger, the Company recorded $176.1 million of merger related accruals as a component of cost in excess of acquired net assets (goodwill), summarized as follows:

                        Severance                  Other
                          and      Merger          Merger
                        Related    Related         Related
(In thousands)           Costs      Fees           Costs           Total
                     ----------------------------------------------------------
September 1,
   1999 accrual      $  128,261   $  41,619     $   6,174       $    176,054
Cash payments           (53,961)    (10,400)         (967)           (65,328)
                     ----------   ----------    ---------       ------------
Balance at
   Dec. 31, 1999         74,300      31,219         5,207            110,726
Cash payments           (37,583)    (25,325)       (3,832)           (66,740)
                     ----------   ----------    ---------       ------------
Purchase
   accounting
   revisions            (19,039)     (5,894)        6,231            (18,702)
                     ----------   ----------    ---------       ------------
Balance at
   Dec. 31, 2000     $   17,678   $     -       $   7,606        $    25,284
                     ==========   ==========    =========       ============

Also, as a result of the Merger, the Company recorded a charge of $29.5 million during the fourth quarter of 1999, summarized as follows:

                         Severance      Facility      Other
                           and         Closure and    Merger
                         Related      Maintenance     Related
(In thousands)            Costs          Costs         Costs      Total
                     ----------------------------------------------------------
Fourth quarter
   1999 charge          $  18,959   $    8,988     $  1,571     $ 29,518
Cash payments              (8,942)       (125)         (406)      (9,473)
                        ---------   ----------     --------     --------
Balance at
   Dec. 31, 1999           10,017        8,863        1,165       20,045
Cash payments              (8,521)      (3,317)      (1,142)     (12,980)
Reserve
   reclassifications         (149)        (750)         899         -
                        ---------   ----------     --------     --------
Balance at
   Dec. 31, 2000        $   1,347   $    4,796     $    922     $  7,065
                        =========   ==========     ========     ========

DIVESTITURES AND JOINT VENTURES

In December 2000, the Company closed its manufacturing facility in Freeport, Grand Bahama Island. In connection with the facility closure, the Company incurred a pre-tax charge of $23.1 million (of which $2.9 million is included in cost of products sold) summarized as follows:

                         Write-Off       Facility        Severance
                            of          Closure and        and
                        Long-Lived      Maintenance        Other
(In thousands)            Assets          Costs            Costs      Total
                   -----------------------------------------------------------
December
   2000 charge     $    15,498       $    6,210        $   1,440   $   23,148
Realized               (15,498)          (3,213)         -           (18,711)
                   -----------------------------------------------------------
Balance at
   Dec. 31, 2000   $     -           $    2,997        $   1,440   $   4,437
                   ===========================================================

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

     In November 1998, the Company and Bayer Corporation formed a 50/50 joint venture to serve the agricultural seed treatment markets in North America. The basis of the joint venture is the Company's Gustafson seed treatment business. The Company received cash proceeds of $180 million in the transaction which resulted in a fourth quarter 1998 pre-tax gain of $153.4 million. Also, in November 1998, the Company announced the formation of a joint venture with GIRSA, a subsidiary of DESC, S.A. de C.V. to produce nitrile rubber products in Mexico. The joint venture resulted in the closure of the Company's existing nitrile rubber facility in Painesville, Ohio. In connection with the facility closure, the Company incurred a pre-tax charge of $33.6 million, of which $28.9 million has been realized as of December 31, 2000 ($3 million in 2000). The remaining reserve balance of $4.7 million relates to facility closure and maintenance costs.

ACCOUNTS RECEIVABLE PROGRAM
In September 2000, the Company converted its two existing agreements to sell domestic accounts receivable into a single agreement. The agreement is a three year agreement that allows for the sale of up to $200 million in receivables to agent banks, of which $176.3 million had been sold at December 31, 2000 at a cost of approximately 6.64%. At December 31, 1999, the Company had two agreements to sell up to $232 million of domestic accounts receivable to agent banks, of which $164.7 million had been sold at a cost of approximately 6.27%.

     In December 2000, the Company's European subsidiaries entered into agreements to sell foreign accounts receivable to agent banks. The agreements allow for the sale of up to $25 million in receivables, of which $24 million had been sold at December 31, 2000 at a Euro cost of approximately 5%.

     These programs reduce financing costs versus borrowings under the revolving credit agreement and diversify the Company's sources of financing.

INVENTORIES
(In thousands)                     2000            1999
                                   ----            ----
Finished goods                $  421,200        $  410,513
Work in process                   29,610            27,394
Raw materials and supplies       101,576            85,456
                              ----------        ----------
                              $  552,386        $  523,363
                              ==========        ==========


PROPERTY, PLANT AND EQUIPMENT
(In thousands)                    2000            1999
                                  ----            ----
Land and improvements         $   51,079      $   50,922
Buildings and improvements       187,733         189,982
Machinery and equipment        1,322,932       1,264,954
Furniture and fixtures            48,267          41,170
Construction in progress         134,665         163,663
                              ----------      ----------
                               1,744,676       1,710,691
Less accumulated
   depreciation                  562,589         448,346
                              ----------      ----------
                              $1,182,087      $1,262,345
                              ==========      ==========


LEASES
At December 31, 2000, minimum rental commitments under non-cancelable operating leases amounted to $28.7 million (2001), $25.8 million (2002), $22.7 million
(2003), $20.3 million (2004), $19 million (2005) and $131.3 million (2006 and thereafter).
     Rental expenses under operating leases were $34.5 million (2000), $20.9 million (1999) and $15.8 million (1998).
     Future minimum lease payments under capital leases at December 31, 2000 were not significant.
     Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and accordingly, are not included as part of rental payments. It is expected that in the normal course of business, leases that expire will be renewed or replaced by similar leases.

INDEBTEDNESS

Long-Term Debt
(In thousands)                                  2000             1999
                                            ----------       ----------
Credit facilities                           $  260,000       $  680,000
8.50% Senior Notes due 2005,
  net of unamortized discount
  of $5,205, with an effective
  interest rate of 8.71%                       594,795             --
6.60% Notes due 2003, net of
  unamortized discount of
  $3,986 in 2000 and $5,752
  in 1999, with an effective
  interest rate of 7.67%                       161,014          159,248
6.125% Notes due 2006, net
  of unamortized discount of
  $12,117 in 2000 and $14,501
  in 1999, with an effective
  interest rate of 7.71%                       137,883          135,499
6.875% Debentures due 2026,
  net of unamortized discount
  of $26,428 in 2000 and
  $27,485 in 1999, with an
  effective interest rate of 7.58%             123,572          122,515
7.75% Debentures due 2023, net
  of unamortized discount of
  $1,624 in 2000 and $1,696 in
  1999, with an effective interest
  rate of 7.82%                                108,376          108,304
AIBOR based Bank Loans due 2003                 61,758           66,298
Other                                           31,996           37,948
                                            ----------       ----------
                                            $1,479,394       $1,309,812
                                            ==========       ==========

The Company's long-term debt instruments are recorded at face value, net of unamortized discounts. Such discounts will be amortized to interest expense over the life of the related debt instrument.

     On March 7, 2000, the Company issued $600 million of Senior Notes due 2005 with a coupon rate of 8.5% and $25 million of floating rate Notes due 2001. Effective March 24, 2000, the Company swapped $300 million of its 8.5% Senior Notes into variable interest rate debt (three month LIBOR plus fixed spread of 1.22%) which expires on March 15, 2005. On June 9, 2000, the Company exchanged the $600 million Senior Notes, which were not registered with the Securities and Exchange Commission for public trading, for identical securities which are registered. The variable interest rate on the swap contract was 7.8% at December 31, 2000.

     At December 31, 2000, the Company also had outstanding interest rate swap contracts to convert its variable interest rate (AIBOR - Amsterdam Interbank Offered Rate), Dutch guilder denominated debt to fixed rate debt. The weighted average variable interest rate on the Dutch guilder denominated debt was 5.63% at December 31, 2000. The aggregate notional amount of these swap contracts was $61.8 million at December 31, 2000. The weighted average fixed interest rate on these swap contracts was 5.2% at December 31, 2000.

DEBT REDEMPTIONS AND REPURCHASES
On November 4, 1999, the Company offered to purchase for cash any and all of its outstanding 9% Senior Notes and 10.5% Senior Notes. As a result of the offer, during the fourth quarter of 1999, the Company repurchased $180.6 million of its 9% Senior Notes and $149.5 million of its 10.5% Senior Notes at a purchase price of 102% and 110%, respectively, plus accrued and unpaid interest. Also during 1999, the Company repurchased in the open market $22.9 million of its 10.5% Senior Notes. As a result of these repurchases, the Company recognized an extraordinary loss of $15.7 million, net of a tax benefit of $8.9 million.

     During 1998, the Company redeemed its outstanding 11% Senior Subordinated Notes at a price of 105.5% of the principal amount thereof and its 12% Subordinated Discount Notes at a price of 100% of the principal amount thereof. In addition, the Company repurchased in the open market $44.4 million of its 9% Senior Notes and $62.8 million of its 10.5% Senior Notes. As a result of these redemptions and repurchases, the Company recognized an extraordinary loss of $21.5 million, net of tax benefit of $13.1 million.

CREDIT FACILITIES
On October 28, 1999, the Company entered into a $600 million 364-day senior unsecured revolving credit facility and a $400 million five-year senior unsecured credit facility with a syndicate of lenders. On March 10, 2000, the Company amended the amount of its $1 billion senior unsecured revolving credit facility to $600 million. Of this amount, $200 million was available through October 2000 and $400 million through October 2004. On October 26, 2000, the Company renewed $192 million of its $200 million facility which is available through October 2001. Borrowings on these facilities are at various rate options determined on the date of borrowing. In addition, the Company must pay a facility fee on the aggregate amount of the 364-day and the five-year credit facilities (at December 31, 2000 these rates are .15% and .20%, respectively). The Company is also required to pay a utilization fee on the outstanding balance of each of the credit facilities, if such balances are in excess of 33% of the available credit (at December 31, 2000 the rate is .25% for both facilities). At December 31, 2000, borrowings under the 364-day and the five-year credit facilities were $60 million and $200 million, respectively, with weighted average interest rates of 7.51% and 7.47%, respectively. The Company has classified the 364-day credit facility as long-term based on its ability and intent to refinance on a long-term basis.

     The Company also has access to short-term uncommitted facilities based on current money market rates. At December 31, 2000, the Company had no outstanding borrowings under these short-term uncommitted facilities. At December 31, 1999, borrowings under these short-term uncommitted facilities were $75.3 million, with a weighted average interest rate of 6.72%. The Company also has arrangements with various banks for short-term lines of credit for its international subsidiaries aggregating $48.8 million in 2000 and $19.9 million in 1999, of which $5 million and $2.8 million were outstanding at December 31, 2000 and December 31, 1999, respectively.

DEBT COVENANTS
The Company's various debt agreements contain covenants which limit the ability to incur additional debt, create or assume mortgages or engage in mergers, consolidations, and certain sales or leases of assets. In addition, the credit agreements require the Company to maintain certain financial ratios. At December 31, 2000, the Company was in compliance with all of its debt covenants.

MATURITIES
At December 31, 2000, the scheduled maturities of long-term debt during the next five fiscal years are: 2001 - $1.2 million; 2002 - $62.4 million; 2003 - $228.5 million; 2004 - $203 million; and 2005 - $602.1 million.

FINANCIAL INSTRUMENTS
The Company purchases foreign currency forward contracts that are designated and effective as hedges of recorded transactions (principally foreign currency trade receivables and payables, and intercompany loans), which otherwise would expose the Company to foreign currency risk. The Company enters into interest rate swap contracts to modify the interest characteristics of some of its outstanding debt. Further information is provided in the Market Risk and Risk Management Policies section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

     At December 31, 2000, the Company had outstanding foreign currency forward contracts with an aggregate notional amount of approximately $329.5 million, to hedge foreign currency risk on foreign currency accounts receivable and payable and intercompany loans. These forward contracts are generally outstanding for one month and are primarily denominated in Swiss francs, British pounds, Singapore dollars, Canadian dollars and the Euro. At December 31, 1999, the Company had outstanding foreign currency forward contracts with an aggregate notional amount of approximately $308.8 million.

     At December 31, 2000, the Company had outstanding interest rate swap contracts with an aggregate notional amount of $361.8 million. These contracts are used to convert the Company's $61.8 million variable rate Dutch guilder denominated debt to fixed rate debt, and to convert $300 million of its 8.5% Senior Notes to variable rate debt. At December 31, 1999, the Company had interest rate swap contracts with an aggregate notional amount of $66.3 million related to its variable rate Dutch guilder denominated debt.

     All contracts have been entered into with major financial institutions. The risk associated with these transactions is the cost of replacing these agreements, at current market rates, in the event of default by the counterparties. Management believes the risk of incurring such losses is remote.

     The carrying amounts for cash, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair value because of the short-term maturities of these instruments. The fair value of long-term debt is based primarily on quoted market values. For long-term debt which has no quoted market values, the fair value is estimated by discounting projected future cash flows using the Company's incremental borrowing rate. The fair value of interest rate swap and foreign currency forward and swap contracts is the amount at which the contracts could be settled based on quotes provided by investment banking firms.

     The following table presents the carrying amounts and estimated fair values of material financial instruments used by the Company in the normal course of its business.

                                                  2000
                                   ---------------------------------
(In thousands)                     Carrying Amount      Fair Value
                                   ---------------------------------
Long-term debt                     $ (1,479,394)      $(  1,448,536)
Interest rate swap contracts (a)   $       (993)      $      14,566
Foreign currency forward and
  swap contracts (b)               $       (326)      $       3,682


                                                  1999
                                   ---------------------------------
(In thousands)                     Carrying Amount      Fair Value
                                   ---------------------------------
Long-term debt                     $ (1,309,812)      $(  1,280,936)
Interest rate swap contracts (a)   $     (1,389)      $        (635)
Foreign currency forward and
  swap contracts (c)               $     16,732       $      21,607
                                   ============       =============


(a) Carrying amount included in other liabilities.
(b) Carrying amount primarily included in other liabilities.
(c) $34,383 of carrying amount included in other assets and $17,651 included in other liabilities.

INCOME TAXES
The components of earnings (loss) before income taxes and extraordinary loss, and the provision for income taxes are as follows:
(In thousands)                       2000          1999           1998
                                     ----          ----           ----
Pretax Earnings (Loss):
    Domestic                    $     8,259   $   (153,347)    $ 207,595
    Foreign                         134,115         36,918        91,121
                                -----------   ------------     ---------
                                $   142,374   $   (116,429)    $ 298,716
                                ===========   ===========     ===========
Income Taxes:
    Domestic
      Current                   $     4,169   $     27,949     $  95,386
      Deferred                        9,372        (10,833)       (7,381)
                                -----------   ------------     ---------
                                     13,541         17,116        88,005
                                -----------   ------------     ---------
    Foreign
      Current                        29,864         41,254        25,473
      Deferred                        9,696        (15,448)        2,015
                                -----------   ------------     ---------
                                     39,560         25,806        27,488
                                -----------   ------------     ---------
    Total
      Current                        34,033         69,203        120,859
      Deferred                       19,068        (26,281)        (5,366)
                                -----------   ------------     ---------
                                $    53,101   $    42,922     $   115,493
                                ===========   ===========     ===========

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:


(In thousands)                 2000           1999            1998
--------------                 ----           ----            ----
Provision (benefit)
  at statutory rate          $ 49,831       $(40,750)      $ 104,551
Goodwill
  amortization                  8,512          4,016           4,395
Foreign income tax
  rate differential            (7,380)        10,766          (5,686)
State income taxes,
  net of federal benefit        3,984         (2,105)          7,629
Non-deductible
  acquired IPR&D                 --           68,250            --
Impact of valuation
  allowance                      --            3,216           3,598
Other, net                     (1,846)          (471)          1,006
                             --------       --------       ---------
Actual provision for
  income taxes               $ 53,101       $ 42,922       $ 115,493
                             ========       ========       =========



Provisions have been made for deferred taxes based on differences between the financial statement and the tax basis of assets and liabilities using currently enacted tax rates and regulations. The components of the net deferred tax assets and liabilities are as follows:


(In thousands)                                2000             1999
--------------                                ----             ----
Deferred tax assets:
  Pension and other
     post-retirement liabilities           $ 118,184        $ 118,989
  Accruals for environmental
     remediation                              51,873           59,802
  Merger related accruals                      9,493           17,226
  Intercompany royalty                        24,592             --
  Other accruals                              85,795          129,660
  NOL and credit carryforwards                53,991           79,070
  Inventories and other                       29,925            4,448
Deferred tax liabilities:
  Property, plant and equipment             (110,892)        (108,966)
  Intangibles                                (22,883)         (23,267)
  Financial instruments                      (17,185)         (29,353)
  Other                                       (9,332)         (10,267)
                                           ---------        ---------
Net deferred tax asset before
  valuation allowance                        213,561          237,342
Valuation allowance                          (16,668)         (53,562)
                                           ---------        ---------
Net deferred tax asset
   after valuation allowance               $ 196,893        $ 183,780
                                           =========        =========

Net deferred taxes include $126.5 million and $127.8 million in other current assets and $70.4 million and $56 million in other assets in 2000 and 1999, respectively.

     At December 31, 1999, the Company had an aggregate of $147.8 million of net operating loss carryforwards (NOL's) ($116.9 million generated domestically and $30.9 million related to the Company's foreign subsidiaries), $20.9 million of excess foreign tax credits (FTC's) and $4 million of other foreign tax assets. At December 31, 1999, the Company was uncertain if it would be able to utilize all of the NOL's, excess FTC's and other foreign tax assets, thus, a valuation allowance was established. The valuation allowance at December 31, 1999 included $28.6 million related to the NOL's, $4 million for the other foreign tax assets and $20.9 million related to excess FTC's.

     At December 31, 2000, the Company had an aggregate of $143 million of NOL's ($106 million generated domestically and $37 million related to the Company's foreign subsidiaries) and $4 million of other foreign tax assets. During 2000, circumstances changed which caused a change in the Company's judgment about the realizability of the deferred tax assets related to the NOL's and excess FTC's. As a result, in order to reflect current utilization of the deferred tax assets, and to adjust for expected future utilization, the Company reduced the valuation allowance related to NOL's by $15.9 million and reduced the valuation allowance related to excess FTC's by $20.9 million. The impact of these changes has been a reduction of goodwill. The valuation allowance at December 31, 2000 includes $12.7 million related to the NOL's ($7.9 million for which subsequently recognized tax benefits will be applied to reduce goodwill) and $4 million related to other foreign deferred tax assets. The Company's NOL's are subject to certain limitations and will begin to expire in 2005.

     A provision has not been made for U.S. taxes which would be payable if undistributed earnings of the foreign subsidiaries of approximately $316 million at December 31, 2000 were distributed to the Company in the form of dividends since certain foreign countries limit the extent of repatriation of earnings while, for others, the Company's intention is to permanently reinvest such foreign earnings. A determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practicable.

     In addition, the Company has not recognized a deferred tax liability for the difference between the book basis and the tax basis of its investment in the common stock of its subsidiaries. Such difference relates primarily to $247 million of unremitted earnings earned by Witco's foreign subsidiaries prior to the Merger on September 1, 1999. The Company does not expect this difference in basis to become subject to tax at the parent level, as it is the Company's intention to permanently reinvest such foreign earnings.




EARNINGS PER COMMON SHARE
The computation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common and common share equivalents outstanding. The computation of diluted loss per share for fiscal year 1999 equals the basic calculation since common stock equivalents were antidilutive.

(In thousands, except per share data)
                                    2000            1999             1998
                                    ----            ----             ----
Earnings (loss) before
   extraordinary loss            $   89,273      $  (159,351)      $183,223
                                 ==========      ===========       ========
Net earnings (loss)              $   89,273      $  (175,038)      $161,755
                                 ==========      ===========       ========
Basic
Weighted average
   shares outstanding               113,644           83,507         73,696
                                 ==========      ===========       ========
Earnings (loss) before
   extraordinary loss            $      .78      $     (1.91)      $   2.48
                                 ==========      ===========       ========
Net earnings (loss)              $      .78      $     (2.10)      $   2.20
                                 ==========      ===========       ========
Diluted
Weighted average
   shares outstanding               113,644           83,507         73,696
Stock options,
   warrants and other
   equivalents                        1,521             --            2,004
                                 ----------      -----------       --------
Weighted average
    shares adjusted
    for dilution                    115,165           83,507         75,700
                                 ==========      ===========       ========
Earnings (loss) before
    extraordinary loss           $      .78      $     (1.91)      $   2.42
                                 ==========      ===========       ========
Net earnings (loss)              $      .78      $     (2.10)      $   2.14
                                 ==========      ===========       ========


CAPITAL STOCK
The Company is authorized to issue 500 million shares of $.01 par value common stock. Prior to the Merger, C&K was authorized to issue 250 million shares of $.10 par value common stock. There were 119,372,359 and 119,071,693 shares issued at year-end 2000 and 1999, respectively, of which 6,597,185 and 2,236,500 shares were held as treasury stock in 2000 and 1999, respectively.

     In November 1999, the Board of Directors approved a share repurchase program for 10% of the common shares then outstanding, or approximately 11.9 million shares. As of December 31, 2000, the Company had repurchased 6.8 million common shares under that program at an average price of $11.91 per share.

     The Company is authorized to issue 250,000 shares of preferred stock without par value, none of which are outstanding. At the time of the Merger, C&K's existing preferred share purchase rights were terminated. On September 3, 1999, the Company declared a dividend distribution of one Preferred Share Purchase Right (Rights) on each outstanding share of common stock. These Rights entitle stockholders to purchase one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $100. The Rights are only exercisable if a person or group acquires 15% or more of the Company's common stock or announces a tender offer which, if successful, would result in ownership of 15% or more of the Company's common stock.

COMPREHENSIVE INCOME
Components of accumulated other comprehensive income are as follows:

(In thousands)                            2000              1999
Foreign currency                          ----              ----
   translation adjustment            $  (83,833)      $    (59,602)
Other                                    (2,388)            (1,636)
                                     ----------       ------------
Accumulated other
   comprehensive income              $  (86,221)      $    (61,238)
                                     ==========       ============

STOCK INCENTIVE PLANS
The 1988 Long-Term Incentive Plan (1988 Plan), as amended, authorized the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards covering up to 10 million shares to the officers and other key employees of C&K over a period of ten years through October 1998. Non-qualified and incentive stock options were granted under the 1988 plan at prices not less than 100% of the fair market value of the underlying common shares on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant.

     The 1993 Stock Option Plan for Non-Employee Directors, as amended in 1996, authorized 200,000 options to be granted to non-employee directors. The options vest over a two year period and are exercisable over a ten year period from the date of grant, at a price equal to the fair market value of the underlying common shares on the date of grant.

     The 1998 Long-Term Incentive Plan (1998 Plan) was approved by the shareholders of C&K in 1999. This plan authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to eligible employees and non-qualified stock options to non-employee directors over a ten year period. During 2000 and 1999, non-qualified and incentive stock options were granted under the 1998 Plan at prices not less than 100% of the fair market value of the underlying common shares on the date of grant. All outstanding options will expire not more than ten years and one month from the date of grant. The 1998 Plan authorizes the Company to grant shares and options for shares of common stock equal to the sum of (i) the shares available for award under the 1988 Plan and the 1993 Stock Option Plan For Non-Employee Directors as of October 18, 1998 and (ii) the shares awarded under prior plans of C&K which were forfeited, expired, lapsed, not earned or tendered to pay the exercise price of options or withholding taxes. In 1999, the number of common shares reserved for issuance under the 1998 plan was increased by 2.8 million shares and, pursuant to the Merger, increased by an additional 5 million shares. Under the terms of the Merger, the shareholders also approved the conversion of all outstanding Witco options into options to purchase the Company's common stock. These 4.7 million converted options expired 30 days after the Merger, and became available for grant under the 1998 Plan.

     Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for C&K's long-term incentive program. At December 31, 2000, deferred compensation relating to such shares in the amount of $0.6 million is being amortized over an estimated service period of six to fifteen years.

     In 1996, C&K granted long-term incentive awards from the 1988 Plan in the amount of 824,250 shares which were earned at the end of 1998 based upon the achievement of certain financial criteria. The shares earned in 1998 vest ratably at 25% per year with the final installment payable at retirement. Compensation expense related to such shares is accrued over a six year period.

     In October 1999, C&K granted long-term incentive awards in the amount of 2,175,000 shares of restricted stock from the 1998 Plan. In connection with the Merger, vesting requirements relating to 300,000 shares of restricted stock were waived. The remaining 1,875,000 shares have been earned as of December 31, 2000 based upon the achievement of certain financial criteria and will vest over a three year period ending on January 1, 2003. The compensation expense relating to these shares is being accrued over a three year period.

     In January 2000, the Company granted long-term incentive awards under the 1998 Plan for a maximum of 2,707,250 shares to be earned at the end of 2002 if certain financial criteria are met. In January 2001, in connection with a restructuring of the Company's long-term incentive award program, the January 2000 awards were canceled and awards were made for a maximum of 2,343,367 shares to be earned if certain vesting and financial criteria are met at the end of 2002. Any shares earned will vest in January 2003, 2004, and 2005. The compensation expense relating to these shares will be accrued over a four year period.

     Effective in 1996, the Company adopted the provisions of FASB Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation." As permitted, the Company elected to continue its historical method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense has not been recognized for stock based compensation plans other than restricted stock awards under the Company's long-term incentive programs. Had compensation cost for the Company's stock option and long-term incentive awards been determined under the fair value method, net earnings (loss) (in thousands) would have been $85,094, $(182,747) and $158,641 for the years 2000, 1999 and 1998, respectively. Net earnings (loss) per common share (basic) would have been $0.75, $(2.19) and $2.15 and net earnings (loss) per common share (diluted) would have been $0.74, $(2.19) and $2.06 for the years 2000, 1999 and 1998, respectively. The average fair value per share of options granted was $3.56 in 2000, $3.42 in 1999, and $5.46 in 1998. The fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 2000, 1999 and 1998, respectively: dividend yield 1.9%, 2.1%, and .35%, expected volatility 39%, 33%, and 31%, risk-free interest rate 5.8%, 6.3%, and 4.6%, and expected life 8 years, 8 years, and 6 years.

     Changes during 2000, 1999 and 1998 in shares under option are summarized as follows:

                                 Price Per Share
                     -----------------------------------------
                         Range         Average       Shares
Outstanding at      --------------------------------------------
   12/27/97         $  3.13-26.41      $ 14.46     6,130,576
Granted                     14.34        14.34     1,077,112
Exercised              3.13-19.31         9.74      (966,664)
Lapsed                13.00-26.41        19.06       (34,543)
                    -----------------------------------------
Outstanding at
  12/26/98             3.13-26.41        15.15     6,206,481
Granted                8.34-17.13         9.36     4,320,500
Exercised              5.22-16.88         8.38      (177,865)
Lapsed                 8.34-26.41        16.24      (115,870)
                    -----------------------------------------
Outstanding at
  12/31/99             3.13-26.41        12.81    10,233,246
Granted                8.16-8.34          8.16     2,168,500
Exercised              5.22-13.00         8.10       (45,357)
Lapsed                 8.16-26.41        12.61      (585,067)
                    -----------------------------------------
Outstanding at
  12/31/00          $  3.13-26.41      $ 11.98    11,771,322
                    =========================================
Exercisable at
  12/26/98          $  3.13-26.41      $ 14.16     3,650,289
                    =========================================
Exercisable at
  12/31/99          $  3.13-26.41      $ 15.15     4,461,652
                    =========================================
Exercisable at
  12/31/00          $  3.13-26.41      $ 14.15     6,718,519
                    =========================================

Shares available for grant at year-end 2000 and 1999 were 4,357,732 and 8,697,610, respectively.


The following table summarizes information concerning currently outstanding and exercisable options:
                                  Weighted
                      Number      Average    Weighted     Number     Weighted
    Range of        Outstanding   Remaining  Average    Exercisable   Average
    Exercise        at end of    Contractual Exercise    at end of   Exercise
     Prices            2000         Life      Price        2000       Price
  -----------------------------------------------------------------------------

  $   3.13-5.22        219,115      1.4     $  4.92       219,115     $   4.92
  $   8.16-8.34      5,840,335      9.1     $  8.28     1,351,505     $   8.34
  $   11.75-13.57    1,014,044      3.4     $ 12.27     1,014,044     $  12.27
  $   14.34-17.13    3,681,632      5.6     $ 15.15     3,184,023     $  15.26
  $   18.31-26.41    1,016,196      4.4     $ 23.04       949,832     $  22.81
  -----------------------------------------------------------------------------
                    11,771,322      6.9     $ 11.98     6,718,519     $  14.15
  =============================================================================

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $3.3 million in 2000, $4.2 million in 1999 and $2 million in 1998.

PENSION AND OTHER POST-RETIREMENT
BENEFIT PLANS
The Company has several defined benefit and defined contribution pension plans covering substantially all of its domestic employees and certain international employees. Benefits under the defined benefit plans are primarily based on the employees' years of service and compensation during employment. The Company's funding policy for the defined benefit plans is based on contributions at the minimal annual amounts required by law plus such amounts as the Company may deem appropriate. Contributions for the defined contribution plans are determined as a percentage of each covered employees' salary. Plan assets consist of publicly traded securities and investments in commingled funds administered by independent investment advisors.
     Employees of international locations are covered by various pension benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes. Assets of these plans are comprised primarily of insurance contracts and equity securities. Benefits under these plans are primarily based upon levels of compensation. Funding policies are based on legal requirements, tax considerations and local practices.
     The Company also provides health and life insurance benefits for certain retired and active employees and their beneficiaries and covered dependents for substantially all of its domestic employees and certain international employees. These plans are generally not pre-funded and are paid by the Company as incurred, except for certain inactive government related plans.


Change in benefit obligation:

                                             Pension Plans          Post-Retirement Plans
                                         --------------------------------------------------
(In thousands)                               2000         1999        2000       1999
                                          ---------     --------     -------    -------
Benefit obligation at beginning of year   $ 750,319    $ 251,798    $203,596 $  151,440
Service cost                                 14,950        7,791      1,864       1,272
Interest cost                                54,879       28,345     15,567      10,820
Plan participants' contributions              1,038          328        906         301
Plan amendments                                --           --        4,009        --
Actuarial losses (gains)                     25,316      (39,936)     4,539     (26,271)
Foreign currency exchange rate changes       (8,501)      (6,150)      (119)        258
Acquisitions                                 14,210      547,377       --        78,395
Benefits paid                               (49,394)     (25,051)   (17,699)    (12,960)
Curtailments                                   (336)     (14,183)    (1,317)        341
Settlements                                    (518)        --         --          --
Special termination benefits                  2,811         --        1,065        --
                                          ---------    ---------    -------    --------
   Benefit obligation at end of year      $ 804,774    $ 750,319    $212,411 $  203,596
                                          =========    ---------    -------    ========

Change in plan assets:

                                              Pension Plans         Post-Retirement Plans
                                          ------------------------------------------------
(In thousands)                                2000        1999        2000        1999
                                          ---------     --------     -------     -------
Fair value of plan assets at
   beginning of year                       $ 721,971     $203,247 $   43,511    $ 40,953
Actual return on plan assets                  29,570       64,573     (1,037)      4,966
Foreign currency exchange rate changes        (6,510)      (3,012)      --          --
Employer contributions                        11,470       10,296     14,095      10,251
Plan participants' contributions               1,038          328        906         301
Acquisitions                                  10,002      471,590       --          --
Benefits paid                                (49,394)     (25,051)   (17,699)    (12,960)
Settlements                                     (475)        --         --          --
                                           ---------    ---------    -------    --------
  Fair value of plan assets at end of year $ 717,672    $ 721,971    $39,776    $ 43,511
                                           =========    =========    =======    ========

Funded status:

                                               Pension Plans        Post-Retirement Plans
                                         -----------------------------------------------------
(In thousands)                              2000         1999          2000       1999
                                         ---------     --------     ---------   ---------
Funded status                             $ (87,102)   $ (28,348)   $(172,635) $(160,085)
Unrecognized transition asset                 1,558        3,499       --          --
Unrecognized actuarial gain                 (24,571)     (78,994)   (18,305)     (32,298)
Unrecognized prior service cost               7,865        6,377    (15,529)     (24,414)
                                          ---------    ---------    -------    ---------
   Net amount recognized                  $(102,250)   $ (97,466)   $(206,469) $(216,797)
                                          =========    =========    =======    -========

The amounts recognized in the consolidated balance sheets consist of the following:


                                               Pension Plans           Post-Retirement Plans
                                         -----------------------------------------------------
(In thousands)                               2000        1999        2000        1999
                                         ---------     --------     --------    -------
Prepaid benefit costs                     $  15,004    $  48,030    $  --      $   --
Accrued benefit liabilities                (125,503)    (148,478)   (206,469)  (216,797)
Intangible asset                              5,263        2,048       --          --
Accumulated other comprehensive income        2,986          934       --          --
                                          ---------    ---------    -------    --------
   Net amount recognized                  $(102,250)   $ (97,466)   $(206,469) $(216,797)
                                          =========    =========    =======    ========


Components of net periodic benefit cost (credit):


                                                   Pension Plans                        Post-Retirement Plans
                                                ------------------------------------------------------------------
(In thousands)                                   2000        1999         1998        2000       1999        1998
                                                ------     --------       ----      --------    -------    -------
Service cost                                   $ 14,950    $  7,791    $  7,635    $  1,864    $  1,272    $ 1,256
Interest cost                                    54,879      28,345      16,044      15,567      10,820      9,958
Expected return on plan assets                  (59,941)    (31,045)    (15,610)     (3,795)     (3,175)    (3,271)
Amortization of prior service cost                1,491       1,166         410      (4,877)     (5,561)    (6,196)
Amortization of unrecognized
 transition obligation                               59          36          58        --          --         --
Recognized actuarial (gains) losses                (335)      5,883          74      (1,363)     (1,269)    (1,367)
Curtailment (gain) loss recognized                 (336)    (14,449)      2,570        --           196       --
Settlement gain recognized                          (61)       --          --          --          --         --
                                               --------    --------    --------    --------    --------    -------
        Net periodic benefit cost (credit) $     10,706    $ (2,273)   $ 11,181    $  7,396    $  2,283    $   380
                                               ========    ========    ========    ========    ========    =======


The assumed health care cost trend rate ranged from 7% - 10% and is assumed to decrease gradually to 5% in 2020 and remain level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                               One-Percentage  One-Percentage
                                                    Point           Point
(In thousands)                                    Increase         Decrease
-----------------------------------------------------------------------------
Effect on the aggregate of the
     service and interest cost
     components of net periodic
     post-retirement health care
     benefit cost for 2000                       $ 1,677         $ (1,716)
Effect on accumulated
  post-retirement benefit
  obligation for health care
  benefits as of
  December 31, 2000                              $ 18,794        $ (16,540)


For pension plans with benefit obligations in excess of plan assets, the aggregate benefit obligation was $320.9 million in 2000 and $292.2 million in 1999, and the aggregate fair value of plan assets was $204 million in 2000 and $188.2 million in 1999.

     The weighted-average discount rate used to calculate the projected benefit obligation ranged from 6.0% - 7.75% in 2000 and 5.75% - 7.75% in 1999. The expected long-term rate of return on plan assets ranged from 6.25% - 9.5% in 2000 and 7% - 9% in 1999. The assumed rate of compensation increase ranged from 3.0% - 4.25% in 2000 and 2.5% - 4.5% in 1999.

     The Company's net cost of pension plans, including defined contribution plans, was $28.9 million, $11.2 million, and $19 million in 2000, 1999 and 1998, respectively.


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

     Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. The total amount accrued for such environmental liabilities at December 31, 2000 was $164.5 million. The Company estimates its potential environmental liability to range from $145 million to $182 million at December 31, 2000. It is reasonably possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

     On May 21, 1997, the United States District Court, Eastern District of Arkansas, entered an order finding that Uniroyal Chemical Co./Cie (a wholly owned subsidiary of the Company) is jointly and severally liable to the United States and Hercules Incorporated and Uniroyal Chemical Co./Cie are liable to each other in contribution with respect to the remediation of the Vertac Chemical Corporation site in Jacksonville, Arkansas. On October 23, 1998, the Court entered an order granting the United State's motion for summary judgment against Uniroyal Chemical Co./Cie and Hercules for removal and remediation costs of $102.9 million at the Vertac site. On February 3, 2000, after trial on the allocation of these costs, the Court entered an order finding Uniroyal Chemical Co./Cie liable to the United States for approximately $2.3 million and liable to Hercules in contribution for approximately $700,000 of these costs. Uniroyal Chemical Co./Cie and Hercules have each appealed to the United States Court of Appeals for the Eighth Circuit and a decision is expected during the second quarter of 2001.

     The Company intends to assert all meritorious legal defenses and all other equitable factors which are available to it with respect to the above matters. The Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position. While the Company believes it is unlikely, the resolution of these matters could have a material adverse effect on its consolidated results of operations in any given year if a significant number of these matters are resolved unfavorably.

BUSINESS SEGMENT DATA
Effective in 1998, the Company adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established revised standards for reporting information about operating segments. Pursuant to Statement No. 131 and the Merger, the Company redefined its reporting segments into two major business categories, "Polymer Products" and "Specialty Products." Polymer Products includes reporting segments of Polymer Additives (plastic additives, rubber chemicals and urethane chemicals), Polymers (EPDM, urethanes and nitrile rubber) and Polymer Processing Equipment (specialty processing equipment and controls). Specialty Products includes reporting segments of OrganoSilicones (silanes and specialty silicones), Crop Protection (actives and surfactants) and Other (petroleum additives, refined products, industrial colors and glycerine/fatty acids).

The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates a segment's performance based on several factors, of which a primary financial measure is operating profit. In computing operating profit, the following items have not been deducted: amortization, interest expense, other expense (income) and income taxes. Corporate assets are principally cash, intangible assets and other assets maintained for general corporate purposes. Prior to 1999, inter-segment sales were not significant. A summary of business data for the Company's reportable segments for the years 2000, 1999 and 1998 follows.

INFORMATION BY BUSINESS SEGMENT

(In thousands)            2000           1999          1998
--------------            ----           ----          ----
Sales
Polymer Products
  Polymer
    Additives        $   992,690    $   620,188    $   391,964
  Polymers               335,081        316,300        342,527
  Polymer
    Processing
    Equipment            310,490        300,016        344,480
  Eliminations           (14,175)        (3,469)          --
                     -----------    -----------    -----------
                       1,624,086      1,233,035      1,078,971
                     -----------    -----------    -----------
Specialty Products
  OrganoSilicones        484,424        158,925           --
  Crop Protection        413,706        294,798        348,000
  Other                  516,214        405,600        369,148
                     -----------    -----------    -----------
                       1,414,344        859,323        717,148
                     -----------    -----------    -----------
                     $ 3,038,430    $ 2,092,358    $ 1,796,119
                     ===========    ===========    ===========

Operating Profit
Polymer Products
  Polymer
    Additives        $    79,482    $    67,880    $    49,215
  Polymers                71,771         82,951         79,892
  Polymer
    Processing
    Equipment             24,640         19,981         46,653
                     -----------    -----------    -----------
                         175,893        170,812        175,760
                     -----------    -----------    -----------
Specialty Products
  OrganoSilicones         84,139         16,784           --
  Crop Protection         83,756         69,194         84,882
  Other                   32,449         25,144         35,760
                     -----------    -----------    -----------
                         200,344        111,122        120,642
                     -----------    -----------    -----------
Corporate                (45,483)       (28,573)       (15,400)
Amortization             (39,271)       (27,460)       (21,144)
Special items            (23,148)      (224,518)       (41,560)
                     -----------    -----------    -----------
                     $   268,335    $     1,383    $   218,298
                     ===========    ===========    ===========

(In thousands)            2000         1999       1998
                          ----         ----       ----
DEPRECIATION AND
  AMORTIZATION
Polymer Products
  Polymer Additives    $ 47,523   $   30,054 $   18,043
  Polymers               12,752       13,957     14,008
  Polymer Processing
    Equipment             2,543        2,951      3,481
                       --------   ---------- ----------
                         62,818       46,962     35,532
                       --------   ---------- ----------
Specialty Products
  OrganoSilicones        23,293        6,929       --
  Crop Protection        15,837        9,414      8,616
  Other                  22,314       19,615     15,779
                       --------   ---------- ----------
                         61,444       35,958     24,395
                       --------   ---------- ----------
 Corporate               57,755       33,728     20,609
                       --------   ---------- ----------
                       $182,017   $  116,648 $   80,536
                       ========   ========== ==========

SEGMENT ASSETS
Polymer Products
  Polymer Additives    $753,048   $  788,062 $  340,621
  Polymers              196,876      226,678    192,172
  Polymer Processing
    Equipment           122,743      128,679    132,911
                       --------   ---------- ----------
                       1,072,667   1,143,419    665,704
                       ========   ========== ==========
Specialty Products
  OrganoSilicones       388,244      384,392       --
  Crop Protection       306,103      316,733    181,036
  Other                 369,321      438,699    318,073
                       --------   ---------- ----------
                       1,063,668   1,139,824    499,109
                       --------   ---------- ----------
  Corporate            1,391,992   1,443,375    244,080
                       --------   ---------- ----------
                       $3,528,327 $3,726,618 $1,408,893
                       ========   ========== ==========

CAPITAL EXPENDITURES
Polymer Products
  Polymer Additives    $ 47,383   $   49,005 $   20,408
  Polymers               13,774       23,938     15,937
  Polymer Processing                                  E
    Equipment             3,355        3,204      4,733
                       --------   ---------- ----------
                         64,512       76,147     41,078
                       --------   ---------- ----------
Specialty Products
  OrganoSilicones        47,760        8,586       --
  Crop Protection        12,470       17,458     10,234
  Other                  21,212       21,333     14,888
                       --------   ---------- ----------
                         81,442       47,377     25,122
                       --------   ---------- ----------
 Corporate                8,860        8,258        428
                       --------   ---------- ----------
                       $154,814   $  131,782 $   66,628
                       ========   ========== ==========




(In thousands)            2000        1999       1998
--------------            ----        ----       ----
EQUITY METHOD
  INVESTMENTS
Polymer Products
  Polymer Additives    $ 41,832   $   33,051 $   31,090
  Polymers                6,765        7,551       --
  Polymer Processing
    Equipment              --           --         --
                       --------   ---------- ----------
                         48,597       40,602     31,090
                       --------   ---------- ----------
Specialty Products
  OrganoSilicones            48           52       --
  Crop Protection        20,725       22,262     11,909
  Other                  11,441       11,194       --
                       --------   ---------- ----------
                         32,214       33,508     11,909
                       --------   ---------- ----------
Corporate                 1,750         --         --
                       --------   ---------- ----------
                       $ 82,561   $   74,110 $   42,999
                       ========   ========== ==========


GEOGRAPHIC INFORMATION
Sales are attributed based on location of customer.

(In thousands)           2000        1999       1998
--------------           ----        ----       ----
Sales
United States        $1,644,125   $1,140,401 $1,077,190
Canada                  145,566      108,041    106,230
Latin America           179,239      132,674    133,870
Europe/Africa           722,513      505,597    359,760
Asia/Pacific            346,987      205,645    119,069
                      ---------   ---------- ----------
                     $3,038,430   $2,092,358 $1,796,119
                      =========   ========== ==========
Property, plant and
  equipment
United States          $822,669   $  938,555 $  360,241
Canada                   48,215       47,869     22,158
Latin America            15,307       15,021      7,213
Europe/Africa           270,435      233,836     71,168
Asia/Pacific             25,461       27,064     12,623
                      ---------   ---------- ----------
                     $1,182,087   $1,262,345 $  473,403
                      =========   ========== ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued



SUMMARIZED UNAUDITED QUARTERLY
FINANCIAL DATA

(In thousands, except per share data)

                                                        2000
                                 ---------------------------------------------
                                    First       Second      Third      Fourth
                                 ---------------------------------------------
Net sales                       $   769,018  $  802,886  $  738,456 $  728,070
Gross profit                        251,302     272,092     227,542    210,406
Net earnings
  (loss)                             29,673      41,541      21,560     (3,501)
Net earnings (loss)
per common share:
    Basic                               .26         .36         .19       (.03)
    Diluted                             .26         .36         .19       (.03)
Dividends per
    common share                        .05         .05         .05        .05
Market  price per common share:
    High                              14.19       13.88       12.94      11.06
    Low                                9.00        9.31        7.69       6.94





                                                 1999
                         -----------------------------------------------------
                            First       Second          Third        Fourth
                         -----------------------------------------------------
Net sales             $   396,292   $   409,174   $   500,429    $   786,463
Gross profit              148,997       160,592       170,799        250,597
Earnings (loss)
  before
  extraordinary
  loss                     59,203        37,969      (179,920)       (76,603)
Net earnings
  (loss)                   59,203        36,884      (180,128)       (90,997)
Earnings (loss)
  before
  extraordinary
  loss per common
  share:
     Basic                    .87           .58         (2.21)          (.64)
     Diluted                  .86           .57         (2.21)          (.64)
Net earnings (loss)
  per common share:
    Basic                     .87           .56         (2.21)          (.77)
    Diluted                   .86           .55         (2.21)          (.77)
Dividends per
  common share               --             .05       --                 .05
Market price per
  common share:
     High                    21.38        20.94         20.44          14.94
     Low                     15.31        14.94         13.88           7.13


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

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CROMPTON CORPORATION

We have audited the accompanying consolidated balance sheets of Crompton Corporation and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP
Stamford, Connecticut
February 1, 2001


FIVE YEAR SELECTED FINANCIAL DATA


(In millions of dollars, except per share data)                 2000            1999           1998          1997        1996
                                                                ----            ----           ----          ----        ----


SUMMARY OF OPERATIONS

Net sales                                                    $ 3,038.4         2,092.4       1,796.1       1,851.2      1,804.0
Gross profit                                                 $   961.3           731.0         649.9         655.2        633.4
Operating profit                                             $   268.3             1.4         218.3         224.3        103.6
Interest expense                                             $   120.4            69.8          78.5         103.3        114.2
Other expense (income)                                       $     5.5            48.0        (158.9)        (27.8)        (1.3)
Earnings (loss) before income taxes and extraordinary loss   $   142.4          (116.4)        298.7         148.8         (9.3)
Provision for income taxes                                   $    53.1            42.9         115.4          56.7         12.7
Earnings (loss) before extraordinary loss                    $    89.3          (159.3)        183.3          92.1        (22.0)
Extraordinary loss                                           $    --             (15.7)        (21.5)        (5.3)          (.5)
Net earnings (loss)                                          $    89.3          (175.0)        161.8          86.8        (22.5)
Special items, net of tax (included above):
        Facility closure costs                               $   (15.0)           --           (21.1)         --            --
        Acquired in-process research and development         $      --          (195.0)         =-            --
        Merger and related costs                             $      --           (20.6)         --            --          (68.1)
        Textile colors loss                                  $      --             --           --            --
        Specialty ingredients gain                           $      --            26.8          --            --            --
        Seed treatment gain                                  $      --             --           92.1          --            --
        Severance and other costs                            $      --             --           --            (7.8)         --
        Special environmental charge                         $      --             --           --            (9.0)       (18.5)
        Postretirement settlement gain                       $      --             --           --            16.8          --
        Early extinguishment of debt                         $      --           (15.7)        (21.5)         (5.3)         (.5)
        Other                                                $      --             --           (5.0)           --          --
Total special items, net of tax                              $   (15.0)         (270.0)         44.5          (5.3)       (87.1)
Per Share Statistics
Basic
        Earnings (loss) before extraordinary loss            $     .78           (1.91)         2.48          1.25         (.31)
        Net earnings (loss)                                  $     .78           (2.10)         2.20          1.18         (.31)
Diluted
        Earnings (loss) before extraordinary loss            $     .78           (1.91)         2.42          1.22         (.31)
        Net earnings (loss)                                  $     .78           (2.10)         2.14          1.15         (.31)
Dividends                                                    $     .20             .10           .05           .05          .27
Book value                                                   $    6.82            8.82           .32          (.27)       (1.32)
Common stock trading range: High                             $   14.19           21.38         32.81         27.38        20.13
                            Low                              $    6.94            7.13         13.25         17.88        13.00
Average shares outstanding (thousands) - Basic                 113,644          83,507        73,696        73,373       72,026
Average shares outstanding (thousands) - Diluted               115,165          83,507        75,700        75,358       72,026
Financial Position
Working capital                                              $   361.4           141.8         203.4         352.0        384.8
Current ratio                                                      1.5             1.1           1.5           2.0          2.1
Total assets                                                 $ 3,528.3         3,726.6       1,408.9       1,548.8      1,657.2
Total debt                                                   $ 1,506.8         1,391.0         664.2         898.1      1,064.3
Stockholders' equity (deficit)                               $   754.0           759.9          66.7         (20.1)       (96.4)
Total capital employed                                       $ 2,260.8         2,150.9         730.9         878.0        967.9
Total debt-to-capital %                                           66.7            64.7          90.9         102.3        110.0
Profitability Statistics (Before Special Items)
% Operating profit on sales                                        9.6            10.8          14.5          13.6         12.1
% Earnings on sales                                                3.4             4.5           6.5           5.0          3.6
% Earnings on average total capital                                7.9            11.4          18.6          16.5         12.8
Other Statistics
EBITDA before special items                                  $   468.0           335.8         345.9         332.0        302.5
Capital spending                                             $   154.8           131.8          66.6          50.2         39.2
Depreciation                                                 $   142.7            89.2          59.4          58.7         59.2
Amortization                                                 $    39.3            27.4          21.1          21.2         23.4
Number of employees                                              8,306           8,612         5,536         5,583        5,725



CROMPTON

One American Lane
Greenwich, CT  06831
203-552-2000
www.cromptoncorp.com

CORPORATE MANAGEMENT

Vincent A. Calarco
Chairman, President and
Chief Executive Officer

Robert W. Ackley
Executive Vice President
Polymer Processing Equipment

James J. Conway
Executive Vice President
Performance Chemicals and Elastomers

Joseph B. Eisenberg
Executive Vice President
Polymer Additives

Mary Gum
Executive Vice President
OrganoSilicones

Alfred F. Ingulli
Executive Vice President
Crop Protection

William A. Stephenson
Executive Vice President
Urethanes and Petroleum Additives

Peter Barna
Senior Vice President and
Chief Financial Officer

John T. Ferguson II
Senior Vice President and
General Counsel

Marvin H. Happel
Senior Vice President
Organization and Administration

Edward L. Hagen
Senior Vice President
Strategy and Development

Charles J. Marsden
Senior Vice President

Walter K. Ruck
Senior Vice President
Operations

OTHER CORPORATE OFFICERS

Brian J. Dick
Vice President, Finance

John R. Jepsen
Vice President, Treasurer

Barry J. Shainman
Secretary

Michael F. Vagnini
Corporate Controller

Gerald H. Fickenscher
Regional Vice President
Europe, Africa & the Middle East

Mark E. Harakal
Regional Vice President
Asia-Pacific

Michel J. Duchesne
Regional Vice President
Latin America

BOARD OF DIRECTORS

Vincent A. Calarco
Chairman of the Board
President and Chief Executive Officer

Robert A. Fox  (1,4)
President and Chief Executive Officer
Foster Farms

Roger L. Headrick  (2,3)
Managing General Partner
HMCH Ventures

Leo I. Higdon, Jr. (2)
President
Babson College

Harry G. Hohn  (2,3)
Retired Chairman and Chief Executive Officer
New York Life Insurance Company

C.A. Piccolo  (1,3)
President and Chief Executive Officer
HealthPic Consultants, Inc.

Bruce F. Wesson  (1,4)
President
Galen Associates
General Partner
Galen Partners, L.P.

Patricia K. Woolf, Ph.D. (1,4)
Private Investor and Lecturer
Department of Molecular Biology
Princeton University

1  Member of Audit Committee
2  Member of Finance and Pension Committee
3  Member of Organization, Compensation and Governance Committee
4  Member of Safety, Health and Environment Committee

CORPORATE DATA
Corporate Headquarters
One American Lane
Greenwich, CT 06831
(203) 552-2000
www.cromptoncorp.com

AUDITORS
KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.mellon-investor.com

ANNUAL MEETING
The annual meeting of stockholders will
be held at 11:15 a.m. on Tuesday, April 24, 2001, at The University Club
One West 54th Street
New York, NY 10019

Form 10-K
A copy of the Company's report on
Form 10-K for 2000, as filed with the
Securities and Exchange Commission,
may be obtained free of charge by
writing to the Secretary of the
Corporation, One American Lane,
Greenwich, CT 06831

Investor Relations
William A. Kuser
Crompton Corporation
One American Lane
Greenwich, CT 06831
(203) 552-2000
bill_kuser@cromptoncorp.com

MEDIA RELATIONS
Robert P. Harwood
Crompton Corporation
Benson Road
Middlebury, CT 06749
(203) 573-2000
robert_harwood@cromptoncorp.com



For an interactive version of this report visit www.cromptoncorp.com/ar2000.


(C)2001 Crompton Corporation.
All rights reserved.
Crompton is a registered trademark of Crompton Corporation.
(R)and(TM)indicate registered and unregistered trade and service marks.