Form 10-K, Exhibit 13
period 2001-12-31
CROMPTON CORP
filed 2002-03-27
CIK 1091862

Crompton
Finding better solutions.
2001 Annual Report

Crompton Corporation is a global producer and marketer of specialty chemicals and polymer products and equipment. The company has approximately 7,300 employees in research, manufacturing, sales, and administrative facilities in every major market around the world.

Available in 120 countries, our products and services solve customer problems and add value to customers' products. Our 113 million shares of common stock are traded on the New York Stock Exchange under the symbol CK. Up-to-date information about the company is available at www.cromptoncorp.com. The interactive version of this report is at www.cromptoncorp.com/ar2001.

Financial Highlights
(In thousands of dollars, except graph and per share data)

                                                                   2001               2000
Net sales                                                      $ 2,718,798         $3,038,430
Operating profit (loss)                                        $   (53,600)        $  268,335
Interest expense                                               $   109,877         $  120,476
Net earnings (loss)                                            $  (123,944)        $   89,273
Basic earnings (loss) per share                                $     (1.10)        $      .78
Diluted earnings (loss) per share                              $     (1.10)        $      .78
Total assets                                                   $ 3,232,188         $3,528,327
Total debt                                                     $ 1,422,624         $1,506,823
Stockholders' equity                                           $   547,541         $  753,976

Operating profit, EBITDA and net earnings before special items (refer to page
37) are as follows:

EBITDA before special items                                    $   320,361         $  468,015
Operating profit before special items                          $   140,799         $  291,483
Net earnings before special items                              $    15,946         $  104,273

(four bar charts)
Sales (in billions)

Net Earnings (before special items)

EBITDA (before special items)

Total Capital Employed

Fellow Shareholders

To say that 2001 was challenging is an understatement. Like many companies, Crompton faced one of the most difficult years in memory. However, with our dedicated employees, a focus on innovation and customer service, and leading positions in many markets, we are poised for success as the overall economy improves.

High energy and raw-material costs early in the year and steadily declining demand throughout the year negatively impacted us in 2001. After September 11, we faced even greater uncertainty with sales coming to a near standstill as the world contemplated the magnitude of the terrorist attacks. Crompton not only weathered this particularly difficult time, but we continued to move forward--streamlining our operations, developing new product applications and improving processes corporate-wide via Six Sigma methodologies.

From $3.04 billion in 2000, which was our first full year as a merged company, our sales in 2001 declined by nearly 11 percent to $2.72 billion, primarily due to weak domestic demand throughout the manufacturing sector. Earnings before special items of $15.9 million, or $.14 per share, were significantly below the $104.3 million, or $.91 per share in 2000. Including special items, the net loss was $123.9 million, or $1.10 per share, compared to net earnings of $89.3 million, or $.78 per share, in 2000.

2001 Accomplishments

In spite of the difficult economic climate in 2001, the Crompton team is proud of a number of significant accomplishments:

o We reduced our debt by $84 million. Reducing debt is one of our primary goals, and we expect a significant reduction in 2002 as well.

o We took steps to refine our business portfolio. We divested our industrial colors and nitrile rubber businesses, resulting in cash proceeds of $35 million. We also realigned some of our business units to better realize synergies and cross-selling opportunities, and already are seeing successes with our more market-oriented selling approach.

o We embarked on a new $60 million cost-reduction program, closing several plants and moving production to our most efficient facilities--with no interruption in service to our customers.

o We implemented Six Sigma throughout our corporation and realized initial savings of approximately $7 million. Our goal is a $25 million run rate by the end of 2002.

o We announced our headquarters' consolidation, which will save an additional $8-10 million per year and enable us to work together as an even more efficient team.

o We added capacity in West Virginia that will be used for a broad range of silanes applications.

o We opened a new production facility for organic-based PVC stabilizers and are working on a next-generation of organic-based PVC stabilizers that we can offer to markets in addition to PVC pipe. No other company has equaled our success with this technology.

Leveraging Business Synergies

As part of our ongoing strategic review process, we regularly examine our businesses, how they work together and how they can best serve our customers. One of the key drivers for the 1999 merger of Crompton & Knowles and Witco was the significant overlap in customers. The most compelling aspect of the combined portfolio as it stands today is the depth and breadth of products, services and technology Crompton provides to customers in many industries. We are constantly pursuing new ways to capitalize on our extensive portfolio and our reputation for superior customer service.

Crompton is a significant force in the plastics industry, with approximately 45 percent of our business attributable to a broad line of additives and extrusion equipment. We are using that and other market strengths to promote cross-selling opportunities throughout our business units. Our goal is to use all of our technical and marketing expertise to provide solutions to specific industries as no competitor can. We believe this formula of synergy plus solutions will equal greater sales. Our Web site, at www.cromptoncorp.com, is organized with this market focus.

Stimulating Growth

We have reduced costs, realized efficiencies and restructured. But we know that growing revenues is also critical. In addition to our cross-selling initiatives, we continue to focus on innovation as a key to growth -- challenging our 800 research personnel to develop new products, introduce improved versions of existing product lines, and create solutions and added value for our customers.

Crompton researchers are working on a new technology platform that will enable us to modify elastomers and polymers to make them compatible with dissimilar materials. Such functionality will open up new applications and enable us to offer patentable products and processes that will provide us with sustainable new revenue.

Our Crop scientists have developed a successful new mite-control product, bifenazate, which was introduced in 2001 and is being expanded, with great success, to additional crops and geographic areas in 2002.

We are realizing increased demand for a host of our recently introduced performance-enhancing fuel and lubricant additives that meet the latest industry requirements. When industry requirements changed, we were ready because we were tuned in to the marketplace and our customers.

We invested $137 million in capital projects in 2001 to maintain and expand capacity, improve efficiency and maintain environmental standards. This included a silanes expansion of our Termoli, Italy facility that has enabled us to meet the growing need for energy-efficient tires and will enable us to introduce next-generation technology later this year.

The Path Forward

While we expect 2002 to be better than 2001, it will be a transition year with many challenges. We remain focused on our strategic objectives:

1) Accelerating growth through new product introductions, marketing synergies and selective capital and R&D spending;
2) Decreasing costs through restructuring, Six Sigma and working capital management;
3) Reducing debt through cash flow from operations and proceeds from divestitures; and
4) Focusing on the customer to provide value-added solutions with our products, services and technology.

The fundamentals of our business are strong. As the economy improves, we are confident that Crompton is well positioned and operationally leveraged to take full advantage of an increase in demand and to translate that into accelerated profit improvement. We appreciate the support of our investors and employees and look forward to keeping you informed of our progress.

Respectfully yours,
(signature)
Vincent A. Calarco
Chairman, President and
Chief Executive Officer
March 12, 2002

Polymer Additives

Crompton serves the polymer industry with unrivaled breadth in its Polymer Additives products and technologies. The company combines a market-based business organization with a global manufacturing and sales infrastructure to serve producers, compounders and fabricators of polymers.

There is growing demand for a new line of organic-based stabilizers for PVC, an innovative alternative to lead-based heat stabilizers. Crompton offers the industry's most complete line of metal and metal-free vinyl heat stabilizers.

Royaltuf(R) modified EPDM and Polybond(R) coupling agents are key to the development of new materials such as wood-plastic composites for decking.

New grades of Naugard(R) inhibitors, polymer modifiers, peroxides and antioxidants are used in olefins and styrenics manufacturing worldwide.

Crompton offers a comprehensive line of more than 100 different rubber chemical products. Our Flexzone(R) antiozonants and Naugard(R) antioxidants extend the life of rubber products that are exposed to ozone and oxygen. Our Delac(R) accelerators improve the rubber vulcanization process.

Our urethane chemicals, including polyester polyols and dispersions, are key to the manufacture of solid and foam polyurethanes. Oil-based polyurethanes used in coatings are being replaced with environmentally friendly, water-based products like Witcobond(R) dispersions for hard, clear coatings used in wood and other materials.

THE BUSINESS

The largest worldwide producer of heat stabilizers for polyvinyl chloride. A leading worldwide producer of additives for plastics and rubber.

Key Products

Plastics additives include: aluminum alkyls, amides, stearates, white oils, heat stabilizers, plasticizers, lubricants, peroxides, UV absorbers, slip agents, tin specialties, antioxidants, antistats, polymer modifiers, foaming agents, polymerization inhibitors, chemical intermediates, curatives, and dispersants. Rubber chemicals include: antioxidants, antiozonants, accelerators, foaming agents, and miscellaneous specialty products. Urethane chemicals include polyester polyols, polyurethane dispersions, microcellular systems, and silicones.

Markets Served

Products are sold to producers, compounders and fabricators of vinyl, rubber, styrenics, polyolefins, and fiberglass. Rubber and plastic applications include: coatings and adhesives, construction, automotive, transportation, tires, packaging, flooring, synthetic fibers, and wire and cable.

KEY DEVELOPMENTS OF 2001

Opened new production facility for organic-based PVC stabilizers in Lampertheim, Germany. Crompton is the first company to commercialize this environmentally sound alternative to lead-based stabilizers. Began production of Witcothane(R) polyurethane microcellular systems in Sydney, Australia and Gastonia, North Carolina. Systems are used to make long-wearing, light-weight shoe soles and industrial parts.

Formed 85% Crompton-owned joint venture in China, Crompton Danyang Chemical, Ltd., to supply rubber chemical accelerators to the Asian market.

Kroy Building Products manufactures quality vinyl fencing and decking products using Crompton's Mark(R) and Marklube(R) products. Valvoline uses our polyurethane dispersions in an innovative, new consumer product. For more on these and other customer stories...www.cromptoncorp.com/ar2001

Polymers

Crompton Polymers is a global leader in castable urethane prepolymers and EPDM rubber. Global transportation, construction and industrial markets depend on unique wear and durability characteristics of our polymers.

With over 200 prepolymer products, we are the world's largest supplier of castable urethanes. The unique abrasion resistance and durability of our products are the key to product invention in a wide variety of markets. Applications for Adiprene(R)/Vibrathane(R) cast urethane prepolymers range from mining equipment and industrial rolls to golf ball covers and skate wheels.

New formulations of Adiprene(R) LFTDI (low-free toluene diisocyanate) and PPDI (para-phenylene diisocyanate) prepolymers are growing in demand due to their high performance and environmentally friendly characteristics, and we have expanded North American and European plant capacity.

As the largest North American producer of EPDM "crackless rubber," we are one of the most experienced manufacturers in the world. EPDM withstands heat, sunlight and ozone without deteriorating. Three Louisiana high-volume production lines produce Royalene(R) EPDM in a variety of forms to meet the most challenging customer demands.

We produce over 30 different types of EPDM with varied uses in automotive, construction, wire and cable, and mechanical goods markets. Automotive weather stripping, hoses and seals, commercial roofing and wire and cable insulation are major EPDM applications.

THE BUSINESS

The number one world supplier of castable urethane prepolymers. The number one manufacturer of EPDM in North America.

Key Products

Abrasion- and wear-resistant castable urethane prepolymers. Heat-, sunlight- and ozone-resistant EPDM rubber.

Markets Served

Urethane end products include industrial and printing rolls, mining machinery and equipment, mechanical goods, solid industrial tires & wheels, and sporting/ recreational goods. EPDM is used in numerous automotive applications as well as in roofing, hose, wire & cable insulation, and construction.

KEY DEVELOPMENTS OF 2001

Sold interest in ParaTec, nitrile rubber joint venture, to DESC, our Mexican partner.

Expanded production of Adiprene(R) low-free polyethers and added capacity for polyesters in Latina, Italy to serve the European market.

Introduced new RoyalEdge(R) EPDM that combines the characteristics of multiple grades of products into one polymer.

Polymer Processing Equipment

Polymer Processing Equipment manufactures extruders and extrusion systems for the global plastics and rubber industry. Customers who buy our polymers and polymer additives can also depend on our Davis-Standard brand for the most advanced and productive machinery available to make their end products.

With patented feedscrew technology and advanced computer-based controls, our integrated systems bring value to rubber and plastic extrusion for a wide range of packaging, construction and automotive products. Recent advancements include combining multiple technologies into one line to allow our customers to reduce manufacturing steps and increase productivity. Our advanced Woodtruder(TM) combines the latest wood fiber processing with plastics extrusion technology. We have also introduced new technology for extruding foam such as styrene that will expand applications for the material.

In addition to single- and twin-screw extrusion systems, Davis-Standard is a leading producer of industrial blow molding systems used to produce outdoor furniture and toys, and extrusion coating systems for flexible packaging.

With capital spending at a low point in the world economy, our sales demanded that we implement a lean manufacturing program to better allocate resources while awaiting a global economic recovery. We work closely with our customers to develop economical process solutions.

THE BUSINESS

The number one worldwide producer of plastics and rubber single-screw extruders.

Key Products

Integrated single-screw, twin-screw and compounding extruders, and extrusion systems with advanced electronic controls.

Markets Served

Packaging, automotive, construction, appliance, medical, power & communications cables, and plastics.

KEY DEVELOPMENTS OF 2001

Opened new U.K. facility to expand bimetallic barrel and screw manufacturing capabilities, complementing European extruder capabilities.

Patent granted for DSB(R)-V barrier screw to improve melting and mixing efficiency of polymer extruders.

CPI Plastics Group Ltd. relies on Davis-Standard extruders to manufacture its line of thermoplastic materials for wood replacement in decking, furniture and other products. For the story of CPI Plastics...www.cromptoncorp.com/ar2001

OrganoSilicones

OrganoSilicones pioneered silane and silicone technology and now offers more than 500 silicone-based products that add higher performance, lower cost and the ability to add market share to customers, whom we regard as partners, all over the world. We are the world's leading supplier of organofunctional silanes that can link organic and inorganic materials, providing outstanding adhesion, durability, abrasion, and chemical resistance properties to coatings, adhesives and sealants, rubber products, thermoplastics and fiberglass. Our Silsoft(R), Silwet(R), Magnasoft(R), CoatOSil(R), and SAG(R) specialty silicones enhance the performance of personal care, household, textile, crop protection, paint and coatings, adhesives and many other products. They control foam generated in many process industries, like food, pharmaceuticals, wastewater treatment, paper, and other industries.

Our sulfur silanes have been fundamental in the development of the newest generation of passenger car tires. These new tires have less rolling resistance due to the use of silica instead of carbon black in the rubber compound. The result is improved tire life, handling and fuel economy.

Our patented Silquest(R) and CoatOSil(R) silane products are key enablers that make it possible for water-based, more environmentally friendly coatings, sealants, adhesives and polymer solutions to equal the durability and adhesive properties of solvent based materials.

Our proprietary XL-PEarl(R) technology is used in the creation of wire, cable and pipe that is of better quality and performance, yet easier to manufacture.

In the consumer market, our products ease the way for new developments in hair-care, skin-care and sun-care products and improve the effectiveness of polishes and cleaners used in the home and car. Our silicones provide silkiness to clothing, bedding and toweling and other textile products, while our antifoams control foam in many industries.

In the creation of polyurethane foam, our Niax(R) and Geolite(R) stabilizers, catalysts and modifiers improve the performance and safety of automotive seating, appliances, construction and furnishings uses, among other applications.

THE BUSINESS

Major supplier of specialty silicones and organofunctional silanes serving a wide variety of industrial and consumer markets.

Key Products

Silane cross linkers, coupling agents and adhesion promoters. Specialty silicone surfactants, foam control agents and other specialty silicones. Urethane foam additives, including surfactants, catalysts and modifiers.

Markets Served

Tire and rubber, coatings, adhesives & sealants thermoplastic and fiberglass used for automotive, construction, and other industrial applications.

Urethane foam used for automotive, appliances, construction, furnishings and shoes. Personal and household care, textiles and non-wovens, agriculture. Foam control across most manufacturing processes.

KEY DEVELOPMENTS OF 2001

Brought on line new silanes production capacity at Termoli, Italy and Sistersville, West Virginia. Proprietary technology reduces manufacturing waste by 75 percent.

Introduced patent-pending Magnasoft(R) Prime(TM) Textile Softener, an easy-to-use fabric-finishing additive that will impart superior softness and a silky "hand" to terry cloth, knits and woven goods.

Introduced two new patent-pending, silicone-based products into the personal care market: Silsoft(R) A-454 Color Retaining Conditioning Agent for hair color formulations, shampoos, and conditioners; and Silsoft(R) A-553 Conditioner for clear shampoo.

Introduced four new products to our line of Niax(R) additives for improvement of foam for automotive, textile and furnishings, and for achieving anti-static properties of packaging materials without using florine.

Brazil's Natura cosmetics company uses Crompton's specialty silicones in its skin-, sun- and hair-care products. For more on how we partner for our customer's success...www.cromptoncorp.com/ar2001

Crop Protection

Crop Protection products enhance crop quality and increase yields of high-value crops such as nuts, tobacco, cotton, tree and vine fruits, and ornamental plants.

      Our fungicides, miticides, insecticides, herbicides and growth regulants benefit from a loyal and expanding global customer base that results from decades of experience with crops and growing conditions. We expand our presence in worldwide niche markets by developing new products and obtaining registrations for new uses and geographies.

      A large part of our Crop Protection business is related to seed-treatment products and application systems that assure germination and healthy seedlings. Vitavax(R) fungicide is one of the world's best selling seed-treatment products stimulating growth and controlling disease. Gustafson LLC, our joint venture with Bayer, is the largest producer of seed-treatment formulations and equipment in North America. Gustafson benefits from selling active ingredients from both partners and others in proprietary formulations and delivery systems.

Our Industrial Surfactants increase the effectiveness of crop protection active ingredients.

      These surfactants and dispersants alter the wetting characteristics of products, increasing their ability to spread over and penetrate leaf surfaces. This allows farmers to use less active ingredients and lower spray volumes.

      Industrial surfactants also have a broad range of uses in oilfield chemicals for well drilling, production and enhanced oil recovery. These markets have grown in recent years with expanded energy exploration and production.

THE BUSINESS

A world leader in seed-treatment products, with the largest producer of seed-treatment formulations and equipment in North America, our Gustafson joint venture with Bayer Corporation.

Key Products

Fungicides, miticides, insecticides, herbicides, growth regulants, seed treatments, and surfactants.

Markets Served

High-value crops such as fruits, nuts, cotton, turf, and ornamentals. Seed treatments cross all major crop segments and geographies.

KEY DEVELOPMENTS OF 2001

Acramite(R) was introduced into the U.S. for control of mites on a broad range of crops. This new method of mite control was developed in Crompton laboratories and is already being successfully marketed in Japan and Korea.

Latin American sales surged 36 percent from 2000. The company introduced a more efficient distribution system and expanded its sales force.

Dimilin(R) insecticide sales continued very strong worldwide. Prime markets were locust control in Russia and Kazakhstan, use on Brazilian soybeans and in the U.S. forestry market.

Acramite(R), bifenazate miticide, has been introduced into the U.S. after success in the Far East. For more on the introduction...www.cromptoncorp.com/ar2001

Other Specialties

Our Petroleum Additives unit offers one of the most comprehensive component product lines to lubricant additive package formulators and manufacturers of petroleum products for the transportation, industrial, grease, and fuels markets.

Our performance components allow both our lubricants and fuels customers to meet demanding new industry specifications for higher performance and advanced environmental requirements.

More stringent lubricant specifications are increasing sales of new products such as friction modifiers, antioxidants, anti-wear compounds, and deposit control additives, all of which are critical to cleaner, more efficient lubricant systems.

Our high-performance synthetic fluids are finding new markets with automotive and industrial lubricants makers. Synton(R) PAO synthetic fluids extend drain intervals and enhance high-temperature performance in machinery and gearboxes.

Our calcium sulfonate premium grease continues to solve tough customer problems where extreme operating conditions exist, such as steel and paper mills, mines, and on-board ocean-going ships.

Our Refined Products unit is the world leader in the production and marketing of high purity hydrocarbons including white oils, petrolatums, and microcrystalline waxes. The purity of our products is essential in markets such as personal care, pharmaceutical, polymer manufacturing, and food processing. Our performance products are also used as cable-filling compounds for telecommunications and as compressor lubricants for the refrigeration and air conditioning markets.

Our Glycerin and Fatty Acids business is derived from renewable sourced materials, and provides cost-effective ingredients for such diverse markets as personal care, pharmaceuticals, paper and packaging, paints and coatings, and tires.

THE BUSINESS

A leading global supplier of components serving the fuels and lubricants industry. World's leading supplier of white oils and petrolatums to the personal care industry.

Key Products

Petroleum and lubricant additives. USP white mineral oils, petrolatums, microcrystalline waxes, cable-filling compounds. Fatty acids and glycerines.

Markets Served

Petroleum and lubricant additive components for automotive, marine and metalworking. Personal care, household, and institutional.

KEY DEVELOPMENTS OF 2001

Developed Calcinate(TM) C300 CS, a novel, sulfonate detergent additive for metalworking fluids that dramatically improves extreme pressure and anti-wear performance.

Expanded production of Synton(R) Poly Alpha Olefin (PAO) at Elmira, Ontario, Canada. This is the seventh expansion in eight years. Synton PAO is a high-performance synthetic lubricant that replaces mineral oil in a wide variety of automotive and industrial lubricant applications, offering improved low-temperature properties and thermal stability.

Received registration to sell Naugalube(R) APAN antioxidant in Europe. This industrial lubricant product is a high-temperature, low-sludging antioxidant. It has applications in turbine and compressor oils, hydraulic fluids, and greases.

Unilever uses our petrolatum, white oil and wax in a wide variety of its lotions, creams, soaps and lip-therapy products. For how we help Unilever and other customers...www.cromptoncorp.com/ar2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The December 31, 2001 working capital balance of $132.5 million decreased $228.9 million from the December 31, 2000 balance of $361.4 million, and the current ratio decreased to 1.2 from 1.5 in 2000. The decreases in working capital and the current ratio were primarily due to the decreases in accounts receivable, inventories and other current assets. Days sales in receivables decreased to 39 days in 2001, versus 47 days in 2000, primarily due to the impact of accounts receivable securitization programs and an increased focus on collection efforts. Inventory turnover decreased to 3.4 in 2001, compared to 3.7 in 2000, primarily as a result of the sales decline which more than offset the reduction in inventory.

Net cash provided by operations of $185.6 million increased $10.6 million from net cash provided by operations of $175 million in 2000. The increase was mainly due to reductions in accounts receivable and inventories more than offsetting lower earnings. Net cash provided by operations plus proceeds from the sale of businesses and accounts receivable and the settlement of the interest rate swap contract were used primarily to reduce borrowings under the Company's revolving credit facility, finance capital expenditures and make dividend payments. The Company's debt to total book capital increased to 72% in 2001 from 67% in 2000, primarily due to lower equity resulting from a loss in 2001 and an increase in accumulated other comprehensive loss. The Company's future liquidity needs are expected to be financed from operations.

In September 2001, the Company renewed $125 million of its $192 million 364-day senior unsecured revolving credit facility, which is available through September 2002. The Company also has a $400 million five-year senior unsecured credit facility, which is available through October 2004. In 2001, the Company amended various covenants relating to its 364-day and five-year credit facilities. The amendments included the revision of certain financial ratios required to be maintained for the quarters ended September 2001 through December 2003. The Company also provided a security interest in certain domestic personal property not to exceed 10% of consolidated net tangible assets. Borrowings on these facilities are at various rate options to be determined on the date of borrowing. Borrowings under these facilities totaled $155 million at December 31, 2001, with a weighted average interest rate of 3.83%.

The Company has access to short-term uncommitted facilities based on current money market rates. Borrowings under these facilities totaled $25.3 million at December 31, 2001, with a weighted average interest rate of 3.24%. The Company also has arrangements with various banks for lines of credit for its international subsidiaries aggregating $47.4 million, of which $4.9 million was outstanding at December 31, 2001.

In addition, the Company has available accounts receivable securitization programs to sell up to $200 million of domestic accounts receivable to agent banks. At December 31, 2001, $132 million of domestic accounts receivable had been sold under these agreements. In addition, the Company's European subsidiaries have two separate agreements to sell up to $115 million of accounts receivable to agent banks. At December 31, 2001, $105.6 million of international accounts receivable had been sold under these agreements.

The Company has standby letters of credit and guarantees with various financial institutions. At December 31, 2001, the Company had $67.4 million of outstanding letters of credit and guarantees primarily related to its environmental remediation liabilities and insurance obligations.

On March 24, 2001, the Company terminated the $300 million variable interest rate swap contract related to its 8.5% Senior Notes. The Company received $21.9 million of cash proceeds from the settlement of the contract, which represented the fair market value of the contract on the date of termination. In accordance with FASB Statement No. 133 and FASB Statement No. 138, as they relate to fair value hedge accounting, the $21.9 million has been recorded as an increase to the carrying amount of the Senior Notes and will be amortized to earnings over the life of the notes.

On March 28, 2001, the Company sold its equity interest in Yorkshire Group PLC for $7 million. The sale resulted in a pre-tax loss of $1.5 million. These proceeds were used to pay down debt.

On July 2, 2001, the Company announced a cost reduction initiative that is expected to lower annual operating costs by approximately $60 million by the end of 2002. The savings will be realized through a program of facility consolidation and workforce reduction, together with improvements in procurement and working capital control. During the second half of 2001, the Company recorded a pre-tax charge of $114 million for facility closures, severance and related costs.

On October 29, 2001, the Company announced that it will relocate its corporate headquarters from Greenwich, CT to Middlebury, CT by the end of 2002. The Company plans to move personnel during the second half of 2002 and to sublease the Greenwich facility. The Company estimates pre-tax charges of approximately $10 to $12 million relating to the move and expects to have pre-tax savings of $8 to $10 million per year.

On December 1, 2001, the Company sold its industrial colors business for $32 million, which resulted in a pre-tax loss of $17.3 million. On December 20, 2001, the Company sold its equity interest in the ParaTec nitrile rubber business to its joint venture partner for $3.1 million. The sale resulted in a pre-tax loss of $1.8 million. The proceeds from these sales were used to pay down debt.

During the fourth quarter of 2001, as a result of changes in the marketplace, the Company recorded impairment charges of $66.7 million and $13.7 million related to its rubber chemicals and trilene businesses, respectively. These amounts have been charged to operating profit during the fourth quarter with an offsetting reduction to the long-lived assets of the businesses, primarily property, plant and equipment.

The Company is continuing work on the divestitures of both its refined products and industrial specialties businesses. The Company anticipates that the divestitures will occur in 2002 and that the proceeds from these divestitures will be used to pay down debt.

Capital expenditures for 2001 amounted to $136.6 million as compared to $154.8 million in 2000. Capital expenditures are expected to approximate $110 million in 2002, primarily for the Company's replacement needs and improvement of domestic and foreign facilities.

Accounting Developments

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also specifies criteria that intangible assets acquired in a purchase combination must meet in order to be recognized apart from goodwill. Statement No. 142 requires that the useful lives of all existing intangible assets be reviewed and adjusted if necessary. It also requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives. The provisions of Statement No. 141 are effective immediately, with the exception of the transitional provisions that relate to business combinations completed prior to June 30, 2001 which are delayed until the adoption of Statement No. 142. The provisions of Statement No. 142 are required to be adopted effective January 1, 2002.

The Company has reviewed the classification of its intangible assets and goodwill in accordance with Statement No. 141 and has concluded that no change in the classification of its intangible assets and goodwill is required. The Company is in the process of reassessing the useful lives of its intangible assets and testing its goodwill for impairment in accordance with Statement No.
142. The Company will recognize any impairment loss as a cumulative effect of change in accounting principle in 2002. At this time it is not practicable to estimate the impact of adopting the impairment provisions of Statement No. 142 on the earnings and financial position of the Company. The application of the non-amortization provisions of Statement No. 142 will result in an annual decrease in goodwill amortization expense of approximately $26 million.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 requires companies to record a liability for asset retirement obligations associated with the retirement of long-lived assets. Such liabilities should be recorded at fair value in the period in which a legal obligation is created. The provisions of Statement No. 143 are effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of Statement No. 143 to have a material impact on its earnings or financial position.

Also in August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 144 supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 retains the fundamental provisions of Statement No. 121 related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of, but excludes goodwill from its scope and provides additional guidance on the accounting for long-lived assets held for sale. The provisions of Statement No. 144 are effective for fiscal years beginning after December 15, 2001. The Company does not expect that the impact of the adoption of Statement No. 144 will differ from the impact of the current requirements under Statement No. 121.

Critical Accounting Areas

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. The Company periodically evaluates its estimates related to bad debts, inventory, deferred taxes, valuation allowances, environmental liabilities, contingencies and legal reserves, facility closure and merger related reserves and other accrued expenses and long-term liabilities. The Company's estimates are based on historical experience and currently available information and utilize the accounting policies set forth in the Notes to Consolidated Financial Statements.

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

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. As of December 31, 2001, the Company's reserves for environmental remediation activities totaled $145 million. It is possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

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

The Company's primary interest rate risk exposure is from changes in the fair value of its long-term, U.S. dollar fixed rate debt, as well as cash flow risk associated with its long-term variable rate debt. The Company used an interest rate swap contract as a fair value hedge to convert $300 million of its $600 million fixed rate Senior Notes into variable rate debt. On March 24, 2001, the swap contract was terminated and the Company received $21.9 million of cash proceeds from the settlement of the contract, which represented the fair market value of the contract on the date of termination. In accordance with FASB Statement No. 133 and FASB Statement No. 138, as they relate to fair value hedge accounting, the $21.9 million has been recorded as an increase to the carrying amount of the Senior Notes and will be amortized to earnings over the life of the notes. The Company also uses interest rate swap contracts, which expire in 2003, as cash flow hedges to convert its $58 million long-term variable rate Euro denominated debt to fixed rate debt. Each interest rate swap contract is designated with the principal balance and the term of the specific debt obligation. These contracts involve the exchange of interest payments over the life of the contract without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is recognized as an adjustment to interest expense. In accordance with FASB Statement No. 133 and FASB Statement No. 138, the changes in the fair value of derivatives that are designated as cash flow hedging instruments are recognized as a component of accumulated other comprehensive loss. In the event of early extinguishment of the designated debt obligations, any realized or unrealized gain or loss from the swap would be recognized in earnings coincident with the extinguishment gain or loss.

The following table provides information about the Company's derivative and other financial instruments that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average variable interest rates are based on the applicable floating rate index as of the reporting date. For interest rate swaps, the table presents the notional amount and weighted average interest rates by maturity date. The notional amounts are used to calculate the contractual cash flows to be exchanged under the respective contracts.

Interest Rate Sensitivity

(In thousands)    2002    2003          2004       2005       2006

Long-term
 debt:
 Fixed rate            $ 168,504    $  1,584    $ 601,014   $ 151,094
 Average
  Interest
  rate         7.63%       7.63%       7.80%        7.81%       6.82%

 Variable
  rate
  - swapped            $  57,962
 Average
  Interest
  rate (a)     4.05%       4.05%
 Other
  variable
  rate                             $ 155,000
 Average
  Interest
  rate (a)     3.72%       3.72%       3.72%        1.75%       1.75%
Interest
 rate
 swaps:
Total pay
 fixed/
 receive
 variable              $  57,962
Average
 pay rate      5.20%      5.20%
Average
 receive
 rate (a)      4.05%      4.05%

(In thousands)    2007
                   and   Total          Fair Value
            Thereafter   Principal      at 12/31/01
Long-term
 debt:
 Fixed rate   $ 270,000   $1,192,196    $1,164,173
 Average
  Interest
  rate            7.19%

 Variable
  rate
  - swapped               $  57,962     $   57,962
 Average
  Interest
  rate (a)
 Other
  variable
  rate         $  8,500   $ 163,500     $  163,500
 Average
  Interest
  rate (a)        1.75%
Interest
 rate
 swaps:
Total pay
 fixed/
 receive
 variable                 $  57,962     $  (1,197)
Average
 pay rate
Average
 receive
 rate (a)

(a) Average variable interest rate is based on rates in effect at December 31, 2001.

The Company's short-term exposure to changes in foreign currency exchange rates results from transactions entered into by the Company and its foreign subsidiaries in currencies other than their local currency (primarily trade payables and receivables). The Company is also exposed to currency risk on intercompany transactions (including long-term intercompany loans). The Company manages these transactional currency risks on a consolidated basis, which allows it to net its trade payable and receivable exposure. The Company purchases foreign currency forward contracts, primarily denominated in Euros, Canadian dollars, Swiss francs, British pounds and Singapore dollars, to hedge its transaction exposure. These contracts are generally settled on a monthly basis. Realized and unrealized gains and losses on foreign currency forward contracts are recognized in earnings to offset the impact of valuing recorded foreign currency trade payables, receivables and intercompany transactions. The Company has not designated these derivatives as hedges, although it believes these instruments reduce the Company's exposure to foreign currency risk. These contracts are short-term in nature and the fair value is not significant at December 31, 2001.

Euro Conversion

On January 1, 1999, certain member countries of the European Union adopted the Euro as their common legal currency. Between January 1, 1999 and December 31, 2001, transactions were able to be conducted in either the Euro or the participating countries' national currencies. However, effective January 1, 2002, the participating countries are required to withdraw their national currencies as legal tender and complete the conversion to the Euro.

The Company effectively upgraded its information systems and completed its Euro conversion prior to January 1, 2002. The conversion did not affect the Company's competitive position, results of operations or consolidated financial position.

Forward-Looking Statements

Certain statements made in this Annual Report are forward-looking statements that involve risks and uncertainties, including, but not limited to, general economic conditions, energy and raw material prices and availability, production capacity, changes in interest rates and foreign currency exchange rates, changes in technology, market demand and customer requirements, expected restructuring activities and cost reductions, the enactment of more stringent environmental laws and regulations, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission. These statements are based on currently available information and the Company's actual results may differ significantly from the results discussed. Forward-looking information is intended to reflect opinions as of the date this report was produced and such information will not necessarily be updated by the Company.

Operating Results - 2001 Compared to 2000

Overview

Consolidated net sales of $2.72 billion in 2001 decreased 11% from $3.04 billion in 2000. The decrease was primarily the result of the weak domestic economy, including lower selling prices and an unfavorable foreign currency impact of 1% each. International sales, including U.S. exports, were 50% of total sales, up from 46% in 2000. This increase was primarily due to the weak domestic economy.

The net loss for 2001 was $123.9 million, or $1.10 per common share basic and diluted, as compared to net earnings of $89.3 million, or $0.78 per common share basic and diluted in 2000. Earnings before after-tax special items (as detailed on page 37) were $15.9 million, or $0.14 per common share basic and diluted, as compared to $104.3 million, or $0.91 per common share basic and diluted in 2000.

Gross margin as a percentage of sales decreased to 29.9% in 2001 from 31.6% in 2000. The decrease was primarily due to higher raw material and energy costs, lower selling prices, unfavorable absorption and foreign currency variances and the inclusion of inventory charges related to closed sites of $7.5 million in 2001, versus $3.0 million in 2000. Consolidated operating profit before special items decreased 52% to $140.8 million in 2001 from $291.5 million in 2000.

(In thousands)                                     2001               2000
NET SALES
Polymer Products
           Polymer Additives                  $   878,603        $   992,690
           Polymers                               288,742            335,081
           Polymer Processing Equipment           202,653            310,490
           Eliminations                           (13,805)           (14,175)
                                                1,356,193          1,624,086
Specialty Products
           OrganoSilicones                        432,255            484,424
           Crop Protection                        411,311            413,706
           Other                                  519,039            516,214
                                                1,362,605          1,414,344
Total net sales                               $ 2,718,798        $ 3,038,430

(In thousands)                                     2001               2000
OPERATING PROFIT
Polymer Products
           Polymer Additives                  $    34,274        $    79,482
           Polymers                                44,534             71,771
           Polymer Processing Equipment           (15,647)            24,640
                                                   63,161            175,893
Specialty Products
           OrganoSilicones                         46,135             84,139
           Crop Protection                         80,804             83,756
           Other                                   28,319             32,449
                                                  155,258            200,344
General corporate expense including
amortization                                      (77,620)           (84,754)

Total operating profit before special items       140,799            291,483
Special items (a)                                (194,399)           (23,148)
Total operating profit                            (53,600)           268,335

(a)   Special items affecting operating profit include the following charges:

                                                          2001          2000
Facility closures,severance and related costs
(includes $7,517 and $2,967 in cost of products
sold in 2001 and 2000, respectively)                   114,033        23,148
Asset impairments                                       80,366            --
Total special items                                    194,399        23,148

Polymer Products

Polymer additives sales of $878.6 million decreased 11% from 2000 primarily due to lower volume of 8%, with the remainder due equally to lower pricing and foreign currency translation. Plastic additives sales were down 8% primarily due to lower pricing and volume resulting from weak economic conditions. Rubber chemicals sales decreased 21% primarily due to lower volume attributable to the economic slowdown and negative customer reaction to a third quarter price increase. Urethane chemicals sales declined 7% primarily as a result of lower volume of 5% and lower foreign currency translation. Polymer additives operating profit of $34.3 million declined 57% from 2000 primarily due to lower volume, lower selling prices, and higher manufacturing costs resulting from increased raw material and energy costs and reduced plant throughput.

Polymers sales of $288.7 million were down 14% from 2000 primarily due to lower volume. EPDM sales declined 16% primarily as a result of weakness in the automotive and commercial roofing markets. Urethane sales decreased 11% primarily due to lower volume resulting from U.S. industrial production being down for five consecutive quarters. Polymers operating profit of $44.5 million declined 38% from 2000 primarily due to lower unit volume and higher manufacturing costs resulting from reduced plant throughput.

Polymer processing equipment sales of $202.7 million were down 35% from 2000 primarily due to a steep decline in domestic capital spending. The depressed level of sales resulted in an operating loss of $15.6 million, worse than 2000 by $40.3 million. The equipment order backlog totaled $83 million at the end of 2001, down $22 million from the end of 2000.

Specialty Products

OrganoSilicones sales of $432.3 million declined 11% from 2000 primarily due to lower volume of 8% resulting from the sluggish US economy, and lower pricing and foreign currency translation of 2% and 1%, respectively. Operating profit of $46.1 million was down 45% from 2000 primarily due to lower sales volume, lower selling prices, an unfavorable product mix and higher manufacturing costs resulting from reduced plant throughput.

Crop protection sales of $411.3 million declined 1% from 2000 primarily due to lower foreign currency translation. An increase in actives sales of 3% was more than offset by a decline in surfactant sales of 5%. Operating profit of $80.8 million decreased 4% from 2000 primarily due to an unfavorable surfactants sales mix, partially offset by the increase in higher margin actives sales and a pension curtailment gain.

Other sales of $519 million were 1% above 2000 primarily as a result of higher pricing of 2%, partially offset by lower volume. Petroleum additives sales were up 9% primarily due to volume growth resulting from a domestic motor oil reformulation. Refined products sales rose 2% primarily due to a partial recovery of increased raw material and energy costs through higher pricing. Sales for the industrial colors business, which was sold effective December 1, 2001, and the glycerine/ fatty acids business were down 19% and 12%, respectively, primarily due to lower volume. Operating profit of $28.3 million declined 13% from 2000 primarily due to higher raw material and energy costs, partially offset by improved pricing.

Other

Selling, general and administrative expenses of $421.6 million increased less than 1% versus 2000. Depreciation and amortization increased 2% due to a higher fixed asset base. Research and development costs decreased 3% primarily due to a reduction in spending on less critical projects. Equity income decreased 19% as a result of losses from the Company's Paratec nitrile rubber joint venture and lower earnings from the Company's Gustafson seed treatment joint venture.

Facility closures, severance and related costs were $106.5 million in 2001 as compared to $20.2 million in 2000. The 2001 costs were the result of the Company's cost savings initiative announced in July and include primarily severance for various sites and asset charges and impairments, demolition and decommissioning costs and pension curtailments related to closed sites. An additional $7.5 million of related inventory charges are included in cost of products sold. The 2000 costs include primarily the write-off of long-lived assets, decommissioning costs and severance related to the closure of the Company's manufacturing facility in Freeport, Grand Bahama Island. An additional $3.0 million of related inventory charges are included in cost of products sold.

Asset impairments of $80.4 million include $66.7 million related to the rubber chemical business and $13.7 million related to the trilene business. The trilene business represents $3.4 million of net sales which are included in the Other reporting segment. These charges were the result of changes in the marketplace, which caused the carrying amount of the long-lived assets of these businesses to be impaired.

Interest expense decreased 9% mainly due to lower interest rates on the Company's borrowings and a decrease in debt.

Other expense of $25.1 million increased $19.6 million from 2000. The increase is mainly due to losses in 2001 of $17.3 million on the sale of the industrial colors business and $1.8 million on the sale of the Company's interest in its ParaTec nitrile rubber joint venture. The effective tax rate, excluding the impact of special items, was 36% in 2001 compared to the 2000 rate of 37%. The reduction in the effective tax rate in 2001 was primarily due to the beneficial impact of state tax audit settlements.

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

Net earnings for 2000 were $89.3 million, or $0.78 per common share basic and diluted, as compared to a net loss of $175 million, or $2.10 per common share basic and diluted in 1999. Earnings before after-tax special items (as detailed on page 37) were $104.3 million, or $0.91 per common share basic and diluted, as compared to $95 million, or $1.14 per common share basic and diluted, in 1999.

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

(In thousands)                                          2000                                       1999
                                                                                               Witco Operations
                                               As               As           Eight Months       Textile Colors        As
                                            Reported         Reported     Ended August 31 (a)       Business        Adjusted
NET SALES
Polymer Products
       Polymer Additives                 $   992,690       $   620,188       $   430,440       $        --        $1,050,628
       Polymers                              335,081           316,300                --                --           316,300
       Polymer Processing Equipment          310,490           300,016                --                --           300,016
       Eliminations                          (14,175)           (3,469)               --                --            (3,469)
                                           1,624,086         1,233,035           430,440                --         1,663,475

Specialty Products
       OrganoSilicones                       484,424           158,925           306,630                --           465,555
       Crop Protection                       413,706           294,798           116,438                --           411,236
       Other                                 516,214           405,600           295,164          (150,527)          550,237
                                           1,414,344           859,323           718,232          (150,527)        1,427,028
Total net sales                          $ 3,038,430       $ 2,092,358       $ 1,148,672       $  (150,527)       $3,090,503

OPERATING PROFIT
Polymer Products
       Polymer Additives                 $    79,482       $    67,880       $    34,164       $        --        $  102,044
       Polymers                               71,771            82,951                --                --            82,951
       Polymer Processing Equipment           24,640            19,981                --                --            19,981
                                             175,893           170,812            34,164                --           204,976
Specialty Products
       OrganoSilicones                        84,139            16,784            40,055                --            56,839
       Crop Protection                        83,756            69,194            13,411                --            82,605
       Other                                  32,449            25,144            10,264            (6,756)           28,652
                                             200,344           111,122            63,730            (6,756)          168,096

General corporate expense
including amortization                       (84,754)          (56,033)          (35,467)               --           (91,500)
Total operating profit
before special items                         291,483           225,901       $    62,427       $    (6,756)      $   281,572
Special items (b)                            (23,148)         (224,518)
Total operating profit                   $   268,335       $     1,383

(a) Excludes the oleochemicals and derivatives business sold on August 31, 1999.

(b)   Special items affecting operating profit include the following charges:

                                                                         2000          1999
Facility closure costs (includes $2,967 in cost of products sold)      $23,148      $     --
Write-off of in-process research and development                            --       195,000
Merger related costs                                                        --        29,518
Total special items                                                    $23,148      $224,518

Polymer Products

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

Facility closure, severance and related costs of $20.2 million include primarily the write-off of long-lived assets, decommissioning costs and severance costs related to the closure of the Company's manufacturing facility in Freeport, Grand Bahama Island. An additional $3.0 million of related closure costs is included in cost of products sold.

Other expense of $5.5 million decreased $42.5 million from 1999. The decrease is mainly due to two special items in 1999, including the loss on the sale of the textile colors business of $83.3 million, partially offset by the gain on the sale of the specialty ingredients business of $42.1 million. The effective tax rate, excluding the impact of special items, was 37% in 2000 compared to 1999 rates of 36.4% (as reported) and 39.2% (reflecting the merger of Crompton and Knowles Corporation and Witco Corporation as if it had occurred at the beginning of 1999).

Consolidated Statements of Operations
Fiscal years ended 2001, 2000 and 1999

(In thousands of dollars, except per share data)                   2001              2000             1999
NET SALES                                                      $ 2,718,798       $ 3,038,430      $ 2,092,358

Costs and Expenses
Cost of products sold                                            1,905,336         2,077,088        1,361,373
Selling, general and administrative                                421,554           417,643          331,050
Depreciation and amortization                                      185,570           182,017          116,648
Research and development                                            82,334            84,571           67,954
Equity income                                                       (9,278)          (11,405)         (10,568)
Facility closures, severance and related costs                     106,516            20,181               --
Impairment of long-lived assets                                     80,366                --               --
Acquired in-process research and development                            --                --          195,000
Merger and related costs                                                --                --           29,518

OPERATING PROFIT (LOSS)                                            (53,600)          268,335            1,383
Interest expense                                                   109,877           120,476           69,833
Other expense                                                       25,129             5,485           47,979

EARNINGS (LOSS)
Earnings (loss) before income taxes and extraordinary loss        (188,606)          142,374         (116,429)
Income taxes (benefit)                                             (64,662)           53,101           42,922
Earnings (loss) before extraordinary loss                         (123,944)           89,273         (159,351)
Extraordinary loss on early extinguishment of debt                      --                --          (15,687)
Net earnings (loss)                                               (123,944)      $    89,273         (175,038)

BASIC EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before extraordinary loss                        $   (1.10)      $       .78            (1.91)
Extraordinary loss                                                      --                --             (.19)
Net earnings (loss)                                              $   (1.10)      $       .78            (2.10)

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before extraordinary loss                        $   (1.10)      $       .78            (1.91)
Extraordinary loss                                                      --                --             (.19)
Net earnings (loss)                                              $   (1.10)
$       .78    (2.10)

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Fiscal years ended 2001 and 2000

(In thousands of dollars, except per share data)                2001              2000
ASSETS
Current Assets
Cash                                                       $    21,506       $    20,777
Accounts receivable                                            188,133           323,097
Inventories                                                    491,693           552,386
Other current assets                                           113,742           180,635
    Total current assets                                       815,074         1,076,895

Non-Current Assets
Property, plant and equipment                                1,021,983         1,182,087
Cost in excess of acquired net assets                          897,404           938,792
Other assets                                                   497,727           330,553

                                                           $ 3,232,188         3,528,327

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes payable                                              $    29,791       $    27,429
Accounts payable                                               234,985           234,955
Accrued expenses                                               285,329           306,680
Income taxes payable                                           111,905           127,950
Other current liabilities                                       20,608            18,449
    Total current liabilities                                  682,618           715,463
Non-Current Liabilities
Long-term debt                                               1,392,833         1,479,394
Post-retirement health care liability                          199,583           206,469
Other liabilities                                              409,613           373,025

STOCKHOLDERS' EQUITY
Common stock, $.01 par value - issued 119,187,077
and 119,372,359 shares in 2001 and 2000, respectively            1,192             1,194
Additional paid-in capital                                   1,051,257         1,051,371
Accumulated deficit                                           (280,350)         (133,864)
Accumulated other comprehensive loss                          (151,839)          (86,221)
Treasury stock at cost                                         (72,719)          (78,504)
    Total stockholders' equity                                 547,541           753,976
                                                           $ 3,232,188       $ 3,528,327

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Fiscal years ended 2001, 2000 and 1999

Increase (decrease) in cash (In thousands of dollars)                  2001            2000            1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                                 $ (123,944)      $  89,273      $ (175,038)
Adjustments to reconcile net earnings
(loss) to net cash provided by operations:
      Facility closures, severance and related costs                   114,033          23,148              --
      Impairment of long-lived assets                                   80,366              --              --
      Loss on sale of businesses                                        19,121              --          41,273
      Acquired in-process research and development                          --              --         195,000
      Merger and related costs                                              --              --          29,518
      Extraordinary loss on early extinguishment of debt                    --              --          15,687
      Depreciation and amortization                                    185,570         182,017         116,648
      Equity income                                                     (9,278)        (11,405)        (10,568)
      Deferred taxes                                                   (84,820)         19,068         (26,281)
Changes in assets and liabilities:
         Accounts receivable                                            93,053          25,359           4,539
         Inventories                                                    22,771         (41,546)        (25,475)
         Other current assets                                          (10,736)        (24,171)         25,422
         Other assets                                                   (5,591)         30,361           7,333
         Accounts payable and accrued expenses                         (44,898)        (85,574)        (73,963)
         Income taxes payable                                          (12,770)          6,969         (10,776)
         Other current liabilities                                       2,567          (3,790)          4,983
         Post-retirement health care liability                          (6,614)        (10,858)         (2,342)
         Other liabilities                                             (36,019)        (22,914)        (24,624)
         Other                                                           2,838            (892)         (2,712)
      Net cash provided by operations                                  185,649         175,045          88,624

CASH FLOWS FROM INVESTING ACTIVITIES
      Capital expenditures                                            (136,642)       (154,814)       (131,782)
      Merger related expenditures                                       (5,855)        (66,740)        (17,420)
      Proceeds from sale of businesses                                  35,061              --         178,322
      Acquired cash of Witco Corporation                                    --              --         236,658
      Other investing activities                                         6,788         (25,303)        (15,521)
      Net cash (used in) provided by investing activities             (100,648)       (246,857)        250,257

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds on long-term notes                                           --         593,754              --
      Payments on long-term notes                                           --          (4,075)       (356,449)
      (Payments) proceeds on long-term bank borrowings                (103,905)       (420,000)         93,720
      Proceeds (payments) on short-term borrowings                          67         (54,799)         61,267
      Proceeds from settlement of interest rate swap contract           21,870              --              --
      Premium paid on early extinguishment of debt                          --              --         (20,431)
      Proceeds from sale of accounts receivable                         19,358          35,560              --
      Treasury stock acquired                                               --         (54,003)       (101,781)
      Dividends paid                                                   (22,542)        (22,763)         (9,351)
      Other financing activities                                         1,555           8,959          (6,222)
      Net cash (used in) provided by financing activities              (83,597)         82,633        (339,247)

CASH
      Effect of exchange rates on cash                                    (675)           (587)         (1,195)
      Change in cash                                                       729          10,234          (1,561)
      Cash at beginning of period                                       20,777          10,543          12,104
      Cash at end of period                                         $   21,506     $    20,777       $  10,543

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Fiscal years ended 2001, 2000 and 1999

                                                                                           Accumulated
                                                               Additional                     Other
                                               Common           Paid-in     Accumulated    Comprehensive   Treasury
                                                Stock           Capital        Deficit         Loss          Stock         Total
BALANCE, DECEMBER 26, 1998                   $   7,733        $ 238,615     $  (15,985)    $  (38,414)    $ (125,246)    $  66,703
Comprehensive loss:
  Net loss                                                                    (175,038)                                   (175,038)
  Equity adjustment for translation
  of foreign currencies                                                        (22,984)                                    (22,984)
  Other                                                                                           160                          160
Total comprehensive loss                                                                                                  (197,862)
Cash dividends ($.10 per share)                                                 (9,351)                                     (9,351)
Stock options and other issuances
  (17,030 common shares
  and 243,017 treasury shares)                   3,703            2,132                                                      5,835

Treasury stock acquired
  (6,366,900 shares)                                                          (101,781)                                   (101,781)
Change in par value                             (5,893)           5,893                                                         --
Cancellation of treasury stock
  (11,850,119 shares)                           (1,185)                       (196,525)       197,710                           --
Merger with Witco (53,572,031 shares)              536          995,832                                                    996,368
BALANCE, DECEMBER 31, 1999                       1,191        1,047,518       (200,374)       (61,238)       (27,185)      759,912
Comprehensive income:
  Net earnings                                  89,273                                                                      89,273
  Equity adjustment for translation
  of foreign currencies                                                        (24,231)                                    (24,231)
  Other                                                                           (752)                                       (752)

Total comprehensive income                                                                                                  64,290
Cash dividends ($.20 per share)                                                (22,763)                                    (22,763)
Stock options and other issuances
  (300,666 common shares and
  218,815 treasury shares)                           3            3,853          2,684                                       6,540

Treasury stock acquired (4,579,500 shares)                                     (54,003)                                    (54,003)
BALANCE, DECEMBER 31, 2000                       1,194        1,051,371       (133,864)       (86,221)       (78,504)      753,976
Comprehensive loss:
  Net loss                                                                    (123,944)                                   (123,944)
  Equity adjustment for translation
  of foreign currencies                                                        (22,038)                                    (22,038)
  Minimum pension liability adjustment                                                       (37,576)                      (37,576)
  Other                                                                                       (6,004)                       (6,004)
Total comprehensive loss                                                                                                  (189,562)
Cash dividends ($.20 per share)                                                (22,542)                                    (22,542)
Stock options and other issuances
  (467,351 treasury shares)                       (116)           5,785                                                      5,669
Merger share adjustment (185,282 shares)            (2)               2                                                         --
BALANCE, DECEMBER 31, 2001                       1,192        1,051,257       (280,350)      (151,839)       (72,719)      547,541

Notes to Consolidated Financial Statements

ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries. Other affiliates in which Crompton Corporation (the "Company") has a 20% to 50% ownership are accounted for in accordance with the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

      The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Accounting Developments

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also specifies criteria that intangible assets acquired in a purchase combination must meet in order to be recognized apart from goodwill. Statement No. 142 requires that the useful lives of all existing intangible assets be reviewed and adjusted if necessary. It also requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives. The provisions of Statement No. 141 are effective immediately, with the exception of the transitional provisions that relate to business combinations completed prior to June 30, 2001 which are delayed until the adoption of Statement No. 142. The provisions of Statement No. 142 are required to be adopted effective January 1, 2002.

      The Company has reviewed the classification of its intangible assets and goodwill in accordance with Statement No. 141 and has concluded that no change in the classification of its intangible assets and goodwill is required. The Company is in the process of reassessing the useful lives of its intangible assets and testing its goodwill for impairment in accordance with Statement No.
142. The Company will recognize any impairment loss as a cumulative effect of change in accounting principle in 2002. At this time it is not practicable to estimate the impact of adopting the impairment provisions of Statement No. 142 on the earnings and financial position of the Company. The application of the non-amortization provisions of Statement No. 142 will result in an annual decrease in goodwill amortization expense of approximately $26 million.

      In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 requires companies to record a liability for asset retirement obligations associated with the retirement of long-lived assets. Such liabilities should be recorded at fair value in the period in which a legal obligation is created. The provisions of Statement No. 143 are effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of Statement No. 143 to have a material impact on its earnings or financial position.

      Also in August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 144 supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 retains the fundamental provisions of Statement No. 121 related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of, but excludes goodwill from its scope and provides additional guidance on the accounting for long-lived assets held for sale. The provisions of Statement No. 144 are effective for fiscal years beginning after December 15, 2001. The Company does not expect that the impact of the adoption of Statement No. 144 will differ from the impact of the current requirements under Statement No. 121.

Revenue Recognition

The Company has reviewed its revenue recognition policies and has concluded that its policies and practices are in compliance with the guidelines of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($146.7 million in 2001, $142.7 million in 2000 and $89.2 million in 1999) is generally computed on the straight-line method using the following ranges of asset lives: buildings and improvements: 10 to 40 years, machinery, equipment and fixtures: 3 to 25 years.

      Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Prior to the January 1, 2002 adoption of FASB Statement No. 142, the excess cost over the fair value of net assets of businesses acquired (goodwill) was being amortized on a straight-line basis over 20 to 40 years. Accumulated amortization was $97.1 million and $73.8 million in 2001 and 2000, respectively.

      Patents, unpatented technology, trademarks and other intangibles (net) of $145.4 million in 2001 and $148.8 million in 2000, included in other assets, are being amortized principally on a straight-line basis over their estimated useful lives ranging from 6 to 40 years. Accumulated amortization was $160.9 million and $148.4 million in 2001 and 2000, respectively.

Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets of each of its businesses by assessing whether the projected undiscounted cash flows of each of its businesses is sufficient to recover the existing unamortized cost of its long-lived assets. If the undiscounted projected cash flows are not sufficient, the Company calculates the impairment amount by discounting the projected cash flows using its internal hurdle rate. The amount of the impaired assets is written-off against earnings in the period in which the impairment is determined.

Financial and Derivative Instruments

Financial and derivative instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by accounting principles generally accepted in the United States of America. Further information is provided in the Financial Instruments and Derivative Instruments and Hedging Activities Notes to Consolidated Financial Statements.

Translation of Foreign Currencies

Balance sheet accounts denominated in foreign currencies are translated generally at the current rate of exchange as of the balance sheet date, while revenues and expenses are translated at average rates of exchange during the periods presented. The cumulative foreign currency adjustments resulting from such translation are included in accumulated other comprehensive loss.

Research and Development

Research and development costs are expensed as incurred.

Statements of Cash Flows

Cash includes bank term deposits with original maturities of three months or less. Cash payments during the fiscal years ended 2001, 2000 and 1999 included interest payments of $119.3 million, $110.7 million and $79.4 million and income tax payments of $31.3 million, $33.8 million and $67 million, respectively.

Other Disclosures

Included in accounts receivable are allowances for doubtful accounts in the amount of $16.9 million in 2001 and $22.1 million in 2000.

      Included in accrued expenses are accruals for facility closures, severance and related costs of $41.6 million in 2001 and $4.4 million in 2000, environmental liabilities of $18 million in 2001 and $29.9 million in 2000 and merger related accruals of $7.8 million in 2001 and $19.9 million in 2000.

      Included in other liabilities are environmental liabilities in the amount of $127 million in 2001 and $134.6 million in 2000, merger related accruals of $12.5 million in 2001 and 2000 and pension liabilities of $179.6 million in 2001 and $125.5 million in 2000.

      Included in selling, general and administrative expenses are shipping and handling costs of $87.9 million in 2001 and $88.5 million in 2000.

FACILITY CLOSURES, SEVERANCE AND RELATED COSTS

In July 2001, the Company announced a cost reduction initiative that is expected to lower annual operating costs by approximately $60 million by the end of 2002. The savings will be realized through a program of facility consolidation and workforce reduction, together with improvements in procurement and working capital control. In order to accomplish this, the Company will close seven of its manufacturing facilities and will reduce its workforce by approximately 700 positions by the end of 2002.

As a result of this initiative, during the second half of 2001 the Company recorded a pre-tax charge for facility closures, severance and related costs of $114 million (of which $7.5 million is included in cost of products sold), summarized as follows:

                       Severance             Asset           Other
                             and        Write-offs        Facility
                         Related               and         Closure
(In thousands)         Costs (a)   Impairments (b)       Costs (c)            Total
2001 charge            $  45,466        $   41,847       $  26,720         $114,033
Cash payments             (8,526)               --          (2,022)         (10,548)
Non-cash charges          (6,706)          (41,847)        (13,866)         (62,419)
Balance at
December 31, 2001      $  30,234        $       --       $  10,832         $ 41,066

(a) Includes severance at various sites and pension curtailments related to closed sites.

(b) Includes primarily asset write-offs and impairments related to closed sites, and the write-down of an equity investment relating to the impairment of assets of an affiliate.

(c) Includes primarily demolition, decontamination and decommissioning costs and inventory charges related to closed sites.

In December 2000, the Company closed its manufacturing facility in Freeport, Grand Bahama Island. In connection with the facility closure, the Company incurred a pre-tax charge of $23.1 million (of which $3.0 million is included in cost of products sold) summarized as follows:

                          Write-Off       Facility      Severance
                                 of    Closure and            and
                         Long-Lived    Maintenance          Other
(In thousands)               Assets          Costs          Costs           Total
December 2000 charge     $   15,498     $    6,210      $   1,440      $   23,148
Realized                    (15,498)        (3,213)            --         (18,711)
Balance at
December 31, 2000                --          2,997          1,440           4,437
Cash payments                    --         (2,513)        (1,440)         (3,953)
Balance at
December 31, 2001                --            484             --             484

Asset impairments

During the fourth quarter of 2001, as a result of changes in the marketplace, the Company evaluated the recoverability of the long-lived assets of its rubber chemicals and trilene businesses. The rubber chemicals business has experienced industry-wide overcapacity, customer consolidation and low cost regional competition, which have led to deteriorating pricing and marginally profitable long-term prospects. For the trilene business (which represents $3.4 million of net sales included in the Other reporting segment) the issue has been a lack of demand with little prospect for improvement. Based on the projected cash flows, the Company determined that the carrying values of the long-lived assets of these businesses were impaired and recorded impairment charges of $66.7 million and $13.7 million related to the rubber chemicals and trilene businesses, respectively. These amounts have been charged to operating profit in the fourth quarter of 2001 with an offsetting reduction to the long-lived assets of the businesses, primarily property, plant and equipment.

DIVESTITURES AND JOINT VENTURES

In December 2001, the Company sold its industrial colors business for $32 million, which resulted in a pre-tax loss of $17.3 million (included in other expense).

      Also in December 2001, the Company sold its equity interest in the ParaTec nitrile rubber business to its joint venture partner for $3.1 million. The sale resulted in a pre-tax loss of $1.8 million (included in other expense).

      In March 2001, the Company sold its equity interest in Yorkshire Group PLC for $7 million. The sale resulted in a pre-tax loss of $1.5 million (included in other expense).

      In December 1999, the Company sold its textile colors business to Yorkshire Group PLC for $86.5 million ($78 million in cash proceeds and a 12.4% equity interest in Yorkshire valued at approximately $8.5 million). The sale resulted in a pre-tax loss of $83.3 million (included in other expense).

      In January 1999, the Company sold its specialty ingredients business for $103 million, which resulted in a pre-tax gain of $42.1 million in the first quarter of 1999 (included in other expense).

MERGER

      On September 1, 1999, the shareholders of Crompton and Knowles Corporation (C&K) and Witco Corporation (Witco) approved a tax-free stock-for-stock merger of C&K and Witco (the "Merger"). The terms of the Merger provided that (a) C&K merge with and into CK Witco Corporation (the former name of the Company) and
(b) immediately thereafter, Witco merge with and into the Company, so that the Company is the surviving corporation. Also, under the terms of the Merger, each share of C&K's common stock was automatically converted into one share of the Company's common stock, and each share of Witco's common stock was exchanged for
0.9242 shares of the Company's common stock.

      The Merger was accounted for as a purchase and accordingly, the results of operations of Witco have been included in the consolidated financial statements from the date of acquisition. An allocation of the purchase price resulted in cost in excess of the estimated fair value of acquired net assets (goodwill) of $823 million with an estimated useful life of 40 years.

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

      The more significant IPR&D projects were principally in the polymer additives and organosilicones segments. The following is a summary of the acquired IPR&D projects as of the date of the Merger and the values assigned:

                                                  Projected             IPR&D
Business                        Percent          Completion             Value
Segment                        Complete                Date    (in thousands)
Polymer
   Additives (a)                 24-86%           2000-2003            62,000
OrganoSilicones (b)               8-65%           2000-2001           106,000
Crop Protection (c)              21-37%           2000-2004            27,000
Total IPR&D                                                          $195,000

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

PRO FORMA FINANCIAL INFORMATION

The following pro forma unaudited results of operations for the twelve months ended 1999 assume the Merger had been consummated as of January 1, 1999, and exclude the write-off of acquired in-process research and development of $195 million:

(In thousands, except per share data)                                     1999
Net sales                                                             $3,421,651
Earnings before extraordinary loss (a)                                $   52,611
Net earnings (a)                                                      $   36,924
Net earnings before extraordinary loss
per basic and diluted common share                                    $     0.44
Net earnings per basic and diluted common share                       $     0.31
Weighted average basic shares outstanding                                119,489
Weighted average diluted shares outstanding                              120,846

(a) The pro forma net earnings before extraordinary loss and net earnings include the following after-tax special items:

(In thousands)                                                            1999
Restructuring charges - net                                              $ 1,954
Loss on sale of businesses and investment - net                           38,731
Merger and related costs                                                  20,608
Loss from special items                                                  $61,293

MERGER ACCRUALS

As a result of the Merger, the Company recorded $176.1 million of merger related accruals in 1999 as a component of cost in excess of acquired net assets (goodwill), summarized as follows:

                          Severance                          Other
                                and          Merger         Merger
                            Related         Related        Related
(In thousands)                Costs            Fees          Costs            Total
September 1, 1999
accrual                  $  128,261       $  41,619       $  6,174       $  176,054
Cash payments               (53,961)        (10,400)          (967)         (65,328)
Balance at
December 31, 1999            74,300          31,219          5,207          110,726
Cash payments               (37,583)        (25,325)        (3,832)         (66,740)
Purchase accounting
adjustments                 (19,039)         (5,894)         6,231          (18,702)
Balance at
December 31, 2000            17,678              --          7,606           25,284
Cash payments                (3,019)             --         (2,836)          (5,855)
Non-cash charges               (983)             --           (862)          (1,845)
Balance at
December 31, 2001        $   13,676       $      --       $  3,908       $   17,584

Also, as a result of the Merger, the Company recorded a charge of $29.5 million during the fourth quarter of 1999, summarized as follows:

                       Severance       Facility          Other
                             and    Closure and         Merger
                         Related    Maintenance        Related
(In thousands)             Costs          Costs          Costs           Total
Fourth quarter
1999 charge            $  18,959      $   8,988       $  1,571        $ 29,518
Cash payments             (8,942)          (125)          (406)         (9,473)
Balance at
December 31, 1999         10,017          8,863          1,165          20,045
Cash payments             (8,521)        (3,317)        (1,142)        (12,980)
Reclassifications           (149)          (750)           899              --
Balance at
December 31, 2000          1,347          4,796            922           7,065
Cash payments               (297)        (1,187)          (613)         (2,097)
Non-cash charges            (684)        (1,758)           126          (2,316)
Balance at
December 31, 2001      $     366      $   1,851       $    435        $  2,652

ACCOUNTS RECEIVABLE PROGRAM

The Company has an agreement that allows for the sale of up to $200 million of domestic accounts receivable to agent banks. At December 31, 2001, $132 million had been sold at an average cost of approximately 4.26% and at December 31, 2000, $176.3 million had been sold at an average cost of approximately 6.64%.

      At December 31, 2001, the Company's European subsidiaries had two separate agreements to sell up to $115 million of accounts receivable to agent banks. At December 31, 2001, $105.6 million of international accounts receivable had been sold at an average Euro cost of approximately 4.87%. At December 31, 2000, $42 million of international accounts receivable had been sold at an average Euro cost of approximately 4.97%.

INVENTORIES
(In thousands)                              2001             2000
Finished goods                             377,463          421,200
Work in process                             22,110           29,610
Raw materials and supplies                  92,120          101,576
                                           491,693          552,386

PROPERTY, PLANT AND EQUIPMENT

(In thousands)                                2001             2000
Land and improvements                  $    52,609      $    51,079
Buildings and improvements                 184,224          187,733
Machinery, equipment and fixtures        1,396,111        1,371,199
Construction in progress                    96,727          134,665
                                         1,729,671        1,744,676
Less accumulated depreciation              707,688          562,589
                                       $ 1,021,983      $ 1,182,087

LEASES

At December 31, 2001, minimum rental commitments under non-cancelable operating leases amounted to $28.3 million (2002), $25.5 million (2003), $21.3 million
(2004), $19.3 million (2005), $19.6 million (2006) and $118.1 million (2007 and thereafter).

      Rental expenses under operating leases were $33.7 million (2001), $34.5 million (2000) and $20.9 million (1999).

      Future minimum lease payments under capital leases at December 31, 2001 were not significant.

      Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and accordingly, are not included as part of rental payments. It is expected that in the normal course of business, leases that expire will be renewed or replaced by similar leases.

INDEBTEDNESS
Long-Term Debt
(In thousands)                                     2001             2000
Domestic credit facilities                     $  155,000       $  260,000
  8.50% Senior Notes due 2005, net of
  unamortized discount of $3,956 in
  2001 and $5,205 in 2000, with an
  effective interest rate of 8.71%                596,044          594,795
6.60% Notes due 2003, net of unamortized
  discount of $2,215 in 2001 and $3,986
  in 2000, with an effective interest
  rate of 7.67%                                   162,785          161,014
6.125% Notes due 2006, net of
  unamortized discount of $9,733 in 2001
  and $12,117 in 2000, with an effective
  interest rate of 7.71%                          140,267          137,883
6.875% Debentures due 2026, net of
  unamortized discount of $25,374 in
  2001 and $26,428 in 2000, with an
  effective interest rate of 7.58%                124,626          123,572
7.75% Debentures due 2023, net of
  unamortized discount of $1,551 in
  2001 and $1,624 in 2000, with an
  effective interest rate of 7.82%                108,449          108,376
EURIBOR based Bank Loans due 2003                  57,962           61,758
Other                                              47,700           31,996
                                               $1,392,833       $1,479,394

The Company's long-term debt instruments are recorded at face value, net of unamortized discounts. Such discounts will be amortized to interest expense over the life of the related debt instrument.

      On March 7, 2000, the Company issued $600 million of Senior Notes due 2005 with a coupon rate of 8.5% and $25 million of floating rate Notes due 2001. Effective March 24, 2000, the Company swapped $300 million of its 8.5% Senior Notes into variable interest rate debt (three month LIBOR plus fixed spread of 1.22%). On March 24, 2001, the Company terminated the $300 million variable interest rate swap contract and received $21.9 million of cash proceeds from the settlement of the contract, which represented the fair market value of the contract on the date of termination. In accordance with FASB Statement No. 133 and FASB Statement No. 138, as they relate to fair value hedge accounting, the $21.9 million has been recorded as an increase to the carrying amount of the Senior Notes and will be amortized to earnings over the life of the notes. The unamortized balance at December 31, 2001 was $17.5 million.

      At December 31, 2001, the Company had outstanding interest rate swap contracts to convert its variable interest rate Euro denominated debt to fixed rate debt. The weighted average variable interest rate on the Euro denominated debt was 4.05% at December 31, 2001. The aggregate notional amount of these swap contracts was $58 million at December 31, 2001. The weighted average fixed interest rate on these swap contracts was 5.2% at December 31, 2001.

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

Credit Facilities

At December 31, 2000, the Company had a $192 million 364-day senior unsecured revolving credit facility available through October 2001 and a $400 million five-year senior unsecured credit facility available through October 2004. On September 24, 2001, the Company renewed $125 million of its $192 million facility which is available through September 2002. Borrowings on these facilities are at various rate options determined on the date of borrowing. In addition, the Company must pay a facility fee on the aggregate amount of the 364-day and the five-year credit facilities (at December 31, 2001 these rates were .15% and .20%, respectively). At December 31, 2001, there were no outstanding borrowings under the 364-day credit facility. At December 31, 2001, borrowings under the five-year credit facility were $155 million with a weighted average interest rate of 3.83%. At December 31, 2000, borrowings under the 364-day and five-year credit facilities were $60 million and $200 million, respectively. At December 31, 2000, the Company classified the 364-day credit facility as long-term based on its ability and intent to refinance on a long-term basis.

      The Company also has access to short-term uncommitted facilities based on current money market rates. At December 31, 2001, the Company had $25.3 million outstanding under these short-term uncommitted facilities with a weighted average interest rate of 3.24%. At December 31, 2000, the Company had no outstanding borrowings under these short-term uncommitted facilities. The Company also has arrangements with various banks for lines of credit for its international subsidiaries aggregating $47.4 million in 2001 and $48.8 million in 2000, of which $4.9 million and $5 million were outstanding at December 31, 2001 and 2000, respectively.

Debt Covenants

The Company's various debt agreements contain covenants which limit the ability to create or assume mortgages or engage in mergers, consolidations, and certain sales or leases of assets. In addition, the credit agreements require the Company to maintain certain financial ratios. In 2001, the Company amended various covenants relating to its 364-day and five-year credit facilities. The amendments included the revision of certain financial ratios required to be maintained for the quarters ended September 2001 through December 2003. The Company also provided a security interest in certain domestic personal property not to exceed 10% of consolidated net tangible assets. At December 31, 2001, the Company was in compliance with all of its debt covenants.

Maturities

At December 31, 2001, the scheduled maturities of long-term debt during the next five fiscal years are: 2002 - $0 million; 2003 - $227.3 million; 2004 - $157.5 million; 2005 - $602 million; and 2006 - $152.1 million.

INCOME TAXES

The components of earnings (loss) before income taxes and extraordinary loss, and the provision for income taxes are as follows:

(In thousands)                   2001             2000             1999
Pretax Earnings (Loss):
       Domestic              $ (256,541)       $   8,259       $ (153,347)
       Foreign                   67,935          134,115           36,918
                             $ (188,606)       $ 142,374       $ (116,429)
Income Taxes (Benefit):
       Domestic
         Current             $      562        $   4,169       $   27,949
         Deferred               (93,765)           9,372          (10,833)
                                (93,203)          13,541           17,116
       Foreign
         Current                 19,596           29,864           41,254
         Deferred                 8,945            9,696          (15,448)
                                 28,541           39,560           25,806
       Total
         Current                 20,158           34,033           69,203
         Deferred               (84,820)          19,068          (26,281)
                             $  (64,662)       $  53,101       $   42,922

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

(In thousands)                       2001            2000            1999
Provision (benefit)
at statutory rate                $ (66,012)      $  49,831       $ (40,750)
Goodwill
amortization                         9,074           8,512           4,016
Foreign income tax
rate differential                    4,764          (7,380)         10,766
State income taxes,
net of federal benefit              (8,005)          3,984          (2,105)
State tax audit settlements                         (5,806)             --
Non-deductible
acquired IPR&D                          --              --          68,250
Impact of valuation
allowance                            1,792              --           3,216
Other, net                            (469)         (1,846)           (471)
Actual provision (benefit)
for income taxes                 $ (64,662)      $  53,101       $  42,922

Provisions have been made for deferred taxes based on differences between the financial statement and the tax basis of assets and liabilities using currently enacted tax rates and regulations. The components of the net deferred tax assets and liabilities are as follows:

(In thousands)                           2001              2000
Deferred tax assets:
  Pension and other
post-retirement liabilities           $ 134,762        $  118,184
  Accruals for environmental
remediation                              43,529            51,873
  Merger related accruals                 2,881             9,493
  Intercompany royalty                   20,685            24,592
  Other accruals                         84,248            85,795
  NOL and credit carryforwards          112,915            53,991
  Inventories and other                  16,516            29,925
Deferred tax liabilities:
  Property, plant and equipment         (48,792)         (110,892)
  Intangibles                           (16,589)          (22,883)
  Financial instruments                 (15,300)          (17,185)
  Other                                 (14,610)           (9,332)
Net deferred tax asset before
valuation allowance                     320,245           213,561
Valuation allowance                     (15,062)          (16,668)
Net deferred tax asset
after valuation allowance             $ 305,183         $ 196,893

Net deferred taxes of $74.1 million and $126.5 million are included in other current assets and $231.1 million and $70.4 million are included in other assets in 2001 and 2000, respectively. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets.

At December 31, 2000, the Company had an aggregate of $143 million of net operating loss carryforwards (NOL's) ($106 million generated domestically and $37 million related to the Company's foreign subsidiaries). The valuation allowance at December 31, 2000 includes $12.7 million related to the NOL's ($7.9 million for which subsequently recognized tax benefits will be applied to reduce goodwill) and $4 million related to other foreign deferred tax assets.

At December 31, 2001, the Company had an aggregate of $303.2 million of NOL's ($265.9 million generated domestically, inclusive of a capital loss carryforward of $5.9 million, and $37.3 million related to the Company's foreign subsidiaries) and $1.3 million of excess foreign tax credits. The Company's NOL's are subject to certain limitations and will begin to expire in 2005. The valuation allowance at December 31, 2001 includes $11.2 million related to the NOL's ($4.6 million for which subsequently recognized tax benefits will be applied to reduce goodwill) and $3.9 million related to other foreign deferred tax assets.

A provision has not been made for U.S. taxes which would be payable if undistributed earnings of the foreign subsidiaries of approximately $391 million at December 31, 2001 were distributed to the Company in the form of dividends since certain foreign countries limit the extent of repatriation of earnings while, for others, the Company's intention is to permanently reinvest such foreign earnings. A determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practicable.

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

EARNINGS PER COMMON SHARE

The computation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common and common share equivalents outstanding. The computation of diluted loss per share for fiscal years 2001 and 1999 equals the basic calculation since common stock equivalents (2,443 in 2001 and 1,118 in 1999) were antidilutive.

(In thousands, except per share data)
                                                2001            2000            1999
Earnings (loss) before
extraordinary loss                         $ (123,944)      $  89,273      $ (159,351)
Net earnings (loss)                        $ (123,944)      $  89,273      $ (175,038)

Basic
Weighted average
shares outstanding                            113,061         113,644          83,507
Earnings (loss) before
extraordinary loss                         $    (1.10)       $    .78      $    (1.91)
Net earnings (loss)                        $    (1.10)       $    .78      $    (2.10)

Diluted
Weighted average
shares outstanding                            113,061         113,644          83,507
Stock options,
warrants and other
equivalents                                        --           1,521              --
Weighted average
shares adjusted
for dilution                                  113,061         115,165          83,507
Earnings (loss) before
extraordinary loss                         $    (1.10)       $    .78      $    (1.91)
Net earnings (loss)                        $    (1.10)       $    .78      $    (2.10)

CAPITAL STOCK

The Company is authorized to issue 500 million shares of $.01 par value common stock. There were 119,187,077 and 119,372,359 shares issued at year-end 2001 and 2000, respectively, of which 6,129,834 and 6,597,185 shares were held as treasury stock in 2001 and 2000, respectively.

      In November 1999, the Board of Directors approved a share repurchase program for 10% of the common shares then outstanding, or approximately 11.9 million shares. As of December 31, 2001, the Company had repurchased 6.8 million common shares under that program at an average price of $11.91 per share.

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

COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss are as follows:

(In thousands)                                               2001                   2000
Foreign currency
translation adjustment                                  $ (105,871)              $ (83,833)
Minimum pension liability
adjustment                                                 (39,403)                 (1,827)
Other                                                       (6,565)                   (561)
Accumulated other
comprehensive loss                                      $ (151,839)              $ (86,221)

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

      The 1998 Long-Term Incentive Plan (1998 Plan) was approved by the shareholders of C&K in 1999. This plan authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to eligible employees and non-qualified stock options to non-employee directors over a ten year period. During 2001, 2000 and 1999, non-qualified and incentive stock options were granted under the 1998 Plan at prices not less than 100% of the fair market value of the underlying common shares on the date of grant. All outstanding options will expire not more than ten years and one month from the date of grant. The 1998 Plan authorizes the Company to grant shares and options for shares of common stock equal to the sum of (i) the shares available for award under the 1988 Plan and the 1993 Stock Option Plan For Non-Employee Directors as of October 18, 1998 and (ii) the shares awarded under prior plans of C&K which were forfeited, expired, lapsed, not earned or tendered to pay the exercise price of options or withholding taxes. In 1999, the number of common shares reserved for issuance under the 1998 plan was increased by 2.8 million shares and, pursuant to the Merger, increased by an additional 5 million shares. Under the terms of the Merger, the shareholders also approved the conversion of all outstanding Witco options into options to purchase the Company's common stock. These 4.7 million converted options expired 30 days after the Merger, and became available for grant under the 1998 Plan.

      Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for C&K's long-term incentive program. At December 31, 2001, deferred compensation relating to such shares in the amount of $0.4 million is being amortized over an estimated service period of six to fifteen years.

      In 1996, C&K granted long-term incentive awards from the 1988 Plan in the amount of 824,250 shares which were earned at the end of 1998 based upon the achievement of certain financial criteria. The shares earned in 1998 vest ratably at 25% per year with the final installment payable at retirement. Compensation expense related to such shares is accrued over a six year period.

      In October 1999, C&K granted long-term incentive awards in the amount of 2,175,000 shares of restricted stock from the 1998 Plan. In connection with the Merger, vesting requirements relating to 300,000 shares of restricted stock were waived. The remaining 1,875,000 shares were earned as of December 31, 2000 based upon the achievement of certain financial criteria and will vest over a three year period ending on January 1, 2003. The compensation expense relating to these shares is being accrued over a three year period.

      In January 2000, the Company granted long-term incentive awards under the 1998 Plan for a maximum of 2,707,250 shares to be earned at the end of 2002 if certain financial criteria were met. In January 2001, the January 2000 awards were cancelled and awards were made for a maximum of 2,343,367 shares to be earned if certain vesting and financial criteria were met at the end of 2002. In January 2002, the Company agreed in principle to grant long-term incentive awards under the 1998 Plan. The awards will be earned if certain financial criteria are met for 2002 through 2004. In conjunction with this award, the performance-based awards granted in January 2001 will be cancelled.

      In October 2001, the Board of Directors approved the 2001 Employee Stock Option Plan (2001 Plan). The 2001 Plan authorizes the Board to grant up to 1 million non-qualified stock options to key non-officer employees. Options under the 2001 plan will be granted at prices not less than 100% of the fair market value of the underlying common shares on the date of grant and will expire not more than 10 years and one month from the date of grant. During 2001, options for 671,500 shares were granted.

      Effective in 1996, the Company adopted the provisions of FASB Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation." As permitted, the Company elected to continue its historical method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense has not been recognized for stock based compensation plans other than restricted stock awards under the Company's long-term incentive programs. Had compensation cost for the Company's stock option and long-term incentive awards been determined under the fair value method, net earnings (loss) (in thousands) would have been $(132,160), $84,858 and $(183,860) for the years 2001, 2000 and
1999, respectively. Net
earnings (loss) per common share (basic) would have been $(1.17), $0.75 and $(2.20) and net earnings (loss) per common share (diluted) would have been $(1.17), $0.74 and $(2.20) for the years 2001, 2000 and 1999, respectively. The average fair value per share of options granted was $3.97 in 2001, $4.35 in 2000, and $4.35 in 1999. The fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999, respectively: dividend yield 2.0%, 1.9%, and 2.1%, expected volatility 52%, 54%, and 50%, risk-free interest rate 5.0%, 5.8%, and 6.3%, and expected life 8 years, 8 years, and 8 years.

      Changes during 2001, 2000 and 1999 in shares under option are summarized as follows:

                                            Price Per Share
                                         Range            Average               Shares
Outstanding at 12/26/98          $  3.13-26.41           $  15.15            6,206,481
Granted                             8.34-17.13               9.36            4,320,500
Exercised                           5.22-16.88               8.38             (177,865)
Lapsed                              8.34-26.41              16.24             (115,870)
Outstanding at 12/31/99             3.13-26.41              12.81           10,233,246
Granted                              8.16-8.34               8.16            2,168,500
Exercised                           5.22-13.00               8.10              (45,357)
Lapsed                              8.16-26.41              12.61             (585,067)
Outstanding at 12/31/00             3.13-26.41              11.98           11,771,322
Granted                             7.92-10.81               7.93            1,760,866
Exercised                            3.13-8.34               5.20             (111,759)
Lapsed                              8.16-26.41              15.75             (346,142)

Outstanding at 12/31/01          $  5.22-26.41           $  11.39           13,074,287
Exercisable at 12/31/99          $  3.13-26.41           $  15.15            4,461,652
Exercisable at 12/31/00          $  3.13-26.41           $  14.15            6,718,519
Exercisable at 12/31/01          $  5.22-26.41           $  12.78            9,073,974

Shares available for grant at year-end 2001 and 2000 were 5,102,946 and 4,357,732, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

                                           Weighted
                            Number          Average        Weighted              Number         Weighted
    Range of           Outstanding        Remaining         Average         Exercisable          Average
    Exercise             at end of      Contractual        Exercise           at end of         Exercise
      Prices                  2001             Life           Price                2001            Price
$  5.22-8.34             7,637,726              8.1        $   8.14           3,736,379       $     8.19
$10.81-13.57             1,001,773              2.4        $  12.25             996,773       $    12.26
$14.34-17.13             3,613,693              4.5        $  15.15           3,519,727       $    15.17
$18.63-26.41               821,095              4.1        $  24.05             821,095       $    24.05
                        13,074,287              6.4        $  11.39           9,073,974       $    12.78

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $3.6 million in 2001, $3.3 million in 2000 and $4.2 million in 1999.

Effective June 1, 2001, the Company established an Employee Stock Purchase Plan. This plan permits eligible employees to annually elect to have up to 10% of their compensation withheld for the purchase of shares of the Company's common stock at 85% of the average of the high and low sale prices on the date of purchase. As of December 31, 2001, 91,075 shares were purchased under this plan.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several defined benefit and defined contribution pension plans covering substantially all of its domestic employees and certain international employees. Benefits under the defined benefit plans are primarily based on the employees' years of service and compensation during employment. The Company's funding policy for the defined benefit plans is based on contributions at the minimal annual amounts required by law plus such amounts as the Company may deem appropriate. Contributions for the defined contribution plans are determined as a percentage of the covered employees' salary. Plan assets consist of publicly traded securities and investments in commingled funds administered by independent investment advisors.

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

Change in projected benefit obligation:

                                          Pension Plans                 Post-Retirement Plans
(In thousands)                        2001             2000             2001             2000
Projected benefit
      obligation at
      beginning of year          $  804,774      $   750,319      $   212,411      $   203,596
Service cost                         12,755           14,950            1,539            1,864
Interest cost                        54,206           54,879           15,148           15,567
Plan participants'
      contributions                     806            1,038              741              906
Plan amendments                       1,095               --            2,353            4,009
Actuarial losses                     18,364           25,316              450            4,539
Foreign currency
      exchange rate changes          (8,920)          (8,501)            (292)            (119)
Acquisitions
(divestitures)                         (708)          14,210               --               --
Benefits paid                       (53,812)         (49,394)         (16,411)         (17,699)
Curtailments                        (10,950)            (336)             572           (1,317)
Settlements                         (14,886)            (518)              --               --
Special termination
      benefits                        2,030            2,811               --            1,065
Projected benefit obligation
      at end of year                804,754          804,774          216,511          212,411

Change in plan assets:

                                        Pension Plans                  Post-Retirement Plans
(In thousands)                       2001             2000             2001             2000
Fair value of plan
assets at beginning
of year                          $  717,672        $ 721,971       $   39,776       $   43,511
Actual return on
plan assets                         (31,253)          29,570           (2,401)          (1,037)
Foreign currency
exchange rate
changes                              (5,714)          (6,510)              --               --
Employer contributions               19,704           11,470           12,875           14,095
Plan participants'
contributions                           806            1,038              741              906
Acquisitions
(divestitures)                         (708)          10,002               --               --
Benefits paid                       (53,812)         (49,394)         (16,411)         (17,699)
Settlements                         (26,676)            (475)              --               --
Fair value of plan
assets at end of year            $  620,019        $ 717,672       $   34,580       $   39,776

Funded status:

                                        Pension Plans                  Post-Retirement Plans
(In thousands)                       2001              2000            2001             2000
Funded status                    $ (184,735)       $ (87,102)      $ (181,931)      $ (172,635)
Unrecognized
transition asset                      1,961            1,558               --               --
Unrecognized
actuarial (gain) loss                90,155          (24,571)         (10,197)         (18,305)
Unrecognized prior
service cost                          3,757            7,865           (7,455)         (15,529)
Net amount recognized           $   (88,862)       $(102,250)      $ (199,583)      $ (206,469)

The amounts recognized in the consolidated balance sheets consist of the following:

                                Pension Plans                Post-Retirement Plans
(In thousands)              2001             2000             2001             2000
Prepaid benefit
costs                   $  21,226       $   15,004       $       --       $       --
Accrued benefit
liabilities              (179,584)        (125,503)        (199,583)        (206,469)
Intangible asset            4,697            5,263               --               --
Accumulated other
comprehensive loss         64,799            2,986               --               --
Net amount recognized   $ (88,862)      $ (102,250)      $ (199,583)      $ (206,469)

Components of net periodic benefit cost (credit):

                                            Pension Plans                                 Post-Retirement Plans
(In thousands)                 2001             2000             1999             2001             2000             1999
Service
cost                        $ 12,755         $ 14,950         $  7,791         $  1,539         $  1,864         $  1,272
Interest
cost                          54,206           54,879           28,345           15,148           15,567           10,820
Expected
return on
      plan assets            (62,235)         (59,941)         (31,045)          (3,668)          (3,795)          (3,175)
Amortization
of prior
      service cost             1,392            1,491            1,166           (4,176)          (4,877)          (5,561)
Amortization of
unrecognized
transition
      obligation                 187               59               36               --               --               --
Recognized
actuarial
      (gains) losses            (236)            (335)           5,883           (1,447)          (1,363)          (1,269)
Curtailment
(gain) loss
recognized                    (6,056)            (336)         (14,449)          (1,055)              --              196
Settlement
(gain) loss
      recognized               7,968              (61)              --               --               --               --
      Net periodic
benefit
      cost (credit)         $  7,981         $ 10,706         $ (2,273)        $  6,341         $  7,396         $  2,283

The assumed health care cost trend rate ranged from 9% - 10.5% and is assumed to decrease gradually to 5% in 2011 and remain level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                         One-Percentage   One-Percentage
                                              Point           Point
(In thousands)                              Increase         Decrease
Effect on the aggregate of the
service and interest cost
components of net periodic
post-retirement health care
benefit cost for 2001                        $ 1,347        $ (1,318)
Effect on accumulated post-retirement
benefit obligation for health care
benefits as of December 31, 2001             $15,854        $(15,884)

For pension plans with accumulated benefit obligations in excess of plan assets, the aggregate accumulated benefit obligation was $696.5 million in 2001 and $320.9 million in 2000, and the aggregate fair value of plan assets was $547.6 million in 2001 and $204 million in 2000.

The weighted-average discount rate used to calculate the projected benefit obligation ranged from 5.8% - 7.0% in 2001 and 6.0% - 7.75% in 2000. The expected long-term rate of return on plan assets ranged from 6.8% - 9.5% in 2001 and 6.25% - 9.5% in 2000. The assumed rate of compensation increase ranged from 3% - 4.25% in 2001 and 2000.

The Company's net cost of pension plans, including defined contribution plans, was $23.2 million, $28.9 million, and $11.2 million in 2001, 2000 and 1999, respectively.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and FASB Statement No 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (the "Statements"). In accordance with the transition provisions of the Statements, the Company recorded all of its derivatives on the balance sheet at their fair value on January 1, 2001. As a result of the implementation of the Statements, in the first quarter the Company recorded a gain of $567,000 ($346,000 after-tax), which is included in other expense, to recognize at fair value all derivatives that are designated as fair value hedging instruments. The Company also recorded in the first quarter a loss of $234,000 as a component of accumulated other comprehensive loss (AOCL) to recognize at fair value all derivatives that are designated as cash flow hedging instruments.

The Company's activities expose its earnings, cash flows and financial position to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. The Company maintains a foreign currency risk-management strategy that uses derivative instruments to mitigate risk against foreign currency movements. The Company uses foreign currency forward exchange contracts and swaps to hedge these risks. The Company also maintains an interest-rate risk-management strategy that uses derivative instruments to manage interest rate volatility. The Company's specific goals are
(1) to manage interest-rate sensitivity and (2) to lower (where possible) the cost of its borrowed funds. Based upon the designation of the derivative as a fair value, cash flow or foreign currency hedge, and its effectiveness as a hedge if so designated, the change in fair value of the derivative and any related hedged asset or liability is recorded in current period earnings or as a component of AOCL. The Company does not enter into derivative instruments for speculative purposes.

The Company used an interest rate swap contract as a fair value hedge to convert $300 million of its fixed rate Senior Notes into variable rate debt. On March 24, 2001, the swap contract was terminated and the Company received cash proceeds of $21.9 million in settlement of the contract, which represented the market value of the contract on the date of termination. In accordance with the Statements, as they relate to fair value hedge accounting, the $21.9 million has been recorded as an increase to the carrying amount of the Senior Notes and will be amortized to earnings over the life of the notes.

The Company uses interest rate swap contracts, which expire in 2003, as cash flow hedges to convert its $58 million Euro denominated variable rate debt to fixed rate debt. Each interest rate swap contract is designated with the principal balance and the term of the specific debt obligation. These contracts involve the exchange of interest payments over the life of the contract without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is recognized as an adjustment to interest expense. In the event of early extinguishment of the designated debt obligations, any realized or unrealized gain or loss from the swap would be recognized in earnings coincident with the extinguishment gain or loss. For the year ended December 31, 2001, the Company recorded a loss of $964,000 as a component of AOCL, with an offset in other liabilities, to recognize the change in fair value of these derivatives which are designated as cash flow hedging instruments.

The Company also has option contracts that effectively allow it to buy and sell shares of its common stock at various strike prices. The Company originally entered into these contracts to hedge the cash flow variability associated with its obligations under its long-term incentive plans. However, based on management's assessment that certain performance-based criteria would not be achieved, the Company ceased recognizing compensation expense relating to the performance-based portion of one of its long-term incentive plans. As a result, these option contracts did not qualify for hedge accounting as of June 30, 2001. Accordingly, the changes in the market value of these contracts through June 30, 2001 were recorded in earnings. Subsequently, the Company designated a portion of these option contracts as cash flow hedges of the risk associated with the unvested, unpaid awards under its long-term incentive plans. Accordingly, subsequent changes in market value related to the option contracts designated and effective as hedges have been recorded as a component of AOCL, with any ineffective portion recorded to other expense. The amount included in AOCL is subject to changes in the stock price and will be amortized ratably to earnings over the remaining service periods of the hedged long-term incentive plans. As of December 31, 2001, in connection with this cash flow hedge, the Company deferred a loss of $1.3 million to AOCL.

The Company also has exposure to changes in foreign currency exchange rates resulting from transactions entered into by the Company and its foreign subsidiaries in currencies other than their local currency (primarily trade payables and receivables). The Company is also exposed to currency risk on intercompany transactions (including long-term intercompany loans). The Company manages these transactional currency risks on a consolidated basis, which allows it to net its trade payable and receivable exposure. The Company purchases foreign currency forward contracts to hedge its transaction exposure. The aggregate notional amount of these contracts at December 31, 2001 is approximately $356 million. These contracts are generally settled on a monthly basis. Realized and unrealized gains and losses on foreign currency forward contracts are recognized in earnings to offset the impact of valuing recorded foreign currency trade payables, receivables and intercompany transactions. The Company has not designated these derivatives as hedges, although it believes these instruments reduce the Company's exposure to foreign currency risk. These contracts are short-term in nature and the fair value is not significant at December 31, 2001.

FINANCIAL INSTRUMENTS

As discussed in the Derivative Instruments and Hedging Activities note above, the Company enters into interest rate swap contracts to modify the interest characteristics of some of its outstanding debt and purchases foreign currency forward contracts to mitigate its exposure to changes in foreign currency exchange rates of recorded transactions (principally foreign currency trade receivables and payables, and intercompany transactions).

At December 31, 2001, the Company had outstanding interest rate swap contracts with an aggregate notional amount of $58 million. These contracts are used to convert the Company's variable rate Euro denominated debt to fixed rate debt. At December 31, 2000, the Company had interest rate swap contracts with an aggregate notional amount of $361.8 million. These contracts related to the Company's $61.8 million variable rate Euro denominated debt and $300 million of its fixed rate 8.5% Senior Notes. On March 24, 2001, the Company terminated the $300 million variable interest rate swap contract related to its 8.5% Senior Notes.

At December 31, 2001, the Company had outstanding foreign currency forward contracts with an aggregate notional amount of approximately $356 million, to hedge foreign currency risk on foreign currency accounts receivable and payable and intercompany loans. These forward contracts are generally outstanding for one month and are primarily denominated in Euros, Canadian dollars, Swiss francs, British pounds and Singapore dollars. At December 31, 2000, the Company had outstanding foreign currency forward contracts with an aggregate notional amount of approximately $329.5 million.

All contracts have been entered into with major financial institutions. The risk associated with these transactions is the cost of replacing these agreements, at current market rates, in the event of default by the counterparties. Management believes the risk of incurring such losses is remote.

The carrying amounts for cash, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair value because of the short-term maturities of these instruments. The fair value of long-term debt is based primarily on quoted market values. For long-term debt which has no quoted market values, the fair value is estimated by discounting projected future cash flows using the Company's incremental borrowing rate. The fair value of interest rate swap and foreign currency forward contracts is the amount at which the contracts could be settled based on quotes provided by investment banking firms.

The following table presents the carrying amounts and estimated fair values of material financial instruments used by the Company in the normal course of its business.

                                                                              2001
                                                             Carrying                           Fair
(In thousands)                                                 Amount                          Value
Long-term debt                                          $ (1,392,833)                  $ (1,407,996)
Interest rate swap contracts (a)                        $     (1,197)                  $     (1,197)
Foreign currency forward
  contracts (a)                                         $       (111)                  $        (63)

                                                                              2000
                                                             Carrying                          Fair
(In thousands)                                                 Amount                         Value
Long-term debt                                          $ (1,479,394)                  $ (1,448,536)
Interest rate swap contracts (a)                        $       (993)                  $      14,566
Foreign currency forward
  contracts (a)                                         $       (326)                  $       3,682

(a) Carrying amount relates to contracts designated as hedges and is primarily included in other liabilities.

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

Each quarter, the Company evaluates and reviews estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. The total amount accrued for such environmental liabilities at December 31, 2001 was $145 million. The Company estimates its potential environmental liability to range from $120 million to $160 million at December 31, 2001. It is possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

On May 21, 1997, the United States District Court, Eastern District of Arkansas (the "Court"), entered an order finding that Uniroyal Chemical Co./Cie (Uniroyal) (a wholly owned subsidiary of the Company) is jointly and severally liable to the United States and Hercules Incorporated (Hercules) and Uniroyal are liable to each other in contribution with respect to the remediation of the Vertac Chemical Corporation site in Jacksonville, Arkansas. On October 23, 1998, the Court entered an order granting the United State's motion for summary judgment against Uniroyal and Hercules for removal and remediation costs of $102.9 million at the Vertac site. On February 3, 2000, after trial on the allocation of these costs, the Court entered an order finding Uniroyal liable to the United States for approximately $2.3 million and liable to Hercules in contribution for approximately $700,000. On April 10, 2001, the United States Court of Appeals for the Eighth Circuit (the "Appeals Court") (i) reversed a decision in favor of the United States and against Hercules with regard to the issue of divisibility of harm and remanded the case back to the Court for a trial on the issue; (ii) affirmed the finding of arranger liability against Uniroyal; and (iii) set aside the findings of contribution between Hercules and Uniroyal by the Court pending a decision upon remand. The Appeals Court also deferred ruling on all constitutional issues raised by Hercules and Uniroyal pending subsequent findings by the Court. On June 6, 2001, the Appeals Court denied Uniroyal's petition for rehearing by the full Appeals Court on the Appeals Court's finding of arranger liability against Uniroyal and on December 10, 2001, Uniroyal's Writ of Certiorari with the United States Supreme Court with regard to the issues of its arranger liability was denied. On December 12, 2001, the Court concluded hearings pursuant to the April 10, 2001, remand by the Appeals Court. A decision from the Court is expected during the second quarter of 2002.

The Company has standby letters of credit and guarantees with various financial institutions. At December 31, 2001, the Company had $67.4 million of outstanding letters of credit and guarantees primarily related to its environmental remediation liabilities and insurance obligations.

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

BUSINESS SEGMENT DATA

Effective in 1998, the Company adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established revised standards for reporting information about operating segments. Pursuant to Statement No. 131, the Company has defined its reporting segments into two major business categories, "Polymer Products" and "Specialty Products." Polymer Products includes reporting segments of Polymer Additives (plastic additives, rubber chemicals and urethane chemicals), Polymers (EPDM, urethanes and nitrile rubber) and Polymer Processing Equipment (specialty processing equipment and controls). Specialty Products includes reporting segments of OrganoSilicones (silanes and specialty silicones), Crop Protection (actives and surfactants) and Other (petroleum additives, refined products, industrial colors and glycerine/fatty acids).

The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates a segment's performance based on several factors, of which a primary financial measure is operating profit. In computing operating profit, the following items have not been deducted: amortization, interest expense, other expense and income taxes. Corporate assets are principally cash, intangible assets, including goodwill, and other assets maintained for general corporate purposes. A summary of business data for the Company's reportable segments for the years 2001, 2000 and 1999 follows.

Information by Business Segment
(In thousands)                                                  2001                2000               1999
Sales
Polymer Products
  Polymer Additives                                        $   878,603          $  992,690        $   620,188
  Polymers                                                     288,742             335,081            316,300
  Polymer Processing
Equipment                                                      202,653             310,490            300,016
  Eliminations                                                 (13,805)            (14,175)            (3,469)
                                                             1,356,193           1,624,086          1,233,035
Specialty Products
  OrganoSilicones                                              432,255             484,424            158,925
  Crop Protection                                              411,311             413,706            294,798
  Other                                                        519,039             516,214            405,600
                                                             1,362,605           1,414,344            859,323
                                                           $ 2,718,798          $3,038,430        $ 2,092,358

Operating Profit
Polymer Products
  Polymer Additives                                        $    34,274          $   79,482        $    67,880
  Polymers                                                      44,534              71,771             82,951
  Polymer Processing
 Equipment                                                     (15,647)             24,640             19,981
                                                                63,161             175,893            170,812
Specialty Products
  OrganoSilicones                                               46,135              84,139             16,784
  Crop Protection                                               80,804              83,756             69,194
  Other                                                         28,319              32,449             25,144
                                                               155,258             200,344            111,122
Corporate                                                      (38,760)            (45,483)           (28,573)
Amortization                                                   (38,860)            (39,271)           (27,460)
Special items                                                 (194,399)            (23,148)          (224,518)
                                                           $   (53,600)         $  268,335        $     1,383

Depreciation and Amortization
Polymer Products
  Polymer Additives                                        $    46,537          $   47,523        $    30,054
  Polymers                                                      14,826              12,752             13,957
  Polymer Processing
 Equipment                                                       2,765               2,543              2,951
                                                                64,128              62,818             46,962

Specialty Products
  OrganoSilicones                                               25,003              23,293              6,929
  Crop Protection                                               18,196              15,837              9,414
  Other                                                         21,201              22,314             19,615
                                                                64,400              61,444             35,958
Corporate                                                       57,042              57,755             33,728
                                                           $   185,570         $   182,017        $   116,648

(In thousands)                                                    2001                2000               1999
Segment Assets
Polymer Products
  Polymer Additives                                        $   576,643         $   753,048        $   788,062
  Polymers                                                     144,787             196,876            226,678
  Polymer Processing
Equipment                                                      101,498             122,743            128,679
                                                               822,928           1,072,667          1,143,419
Specialty Products
  OrganoSilicones                                              381,609             388,244            384,392
  Crop Protection                                              285,047             306,103            316,733
  Other                                                        261,009             369,321            438,699
                                                               927,665           1,063,668          1,139,824
  Corporate                                                  1,481,595           1,391,992          1,443,375
                                                           $ 3,232,188         $ 3,528,327        $ 3,726,618

Capital Expenditures
Polymer Products
  Polymer Additives                                        $    42,775         $    47,383        $    49,005
  Polymers                                                       8,559              13,774             23,938
  Polymer Processing
Equipment                                                        4,160               3,355              3,204
                                                                55,494              64,512             76,147
Specialty Products
  OrganoSilicones                                               44,339              47,760              8,586
  Crop Protection                                               12,517              12,470             17,458
  Other                                                         18,317              21,212             21,333
                                                                75,173              81,442             47,377
  Corporate                                                      5,975               8,860              8,258
                                                           $   136,642         $   154,814        $   131,782

Equity Method Investments
Polymer Products
  Polymer Additives                                        $    43,024         $    41,832        $    33,051
  Polymers                                                       1,134               6,765              7,551
  Polymer Processing
 Equipment                                                          --                  --                 --

                                                          $     44,158         $    48,597        $    40,602
Specialty Products
  OrganoSilicones                                                   45                  48                 52
  Crop Protection                                               24,465              20,725             22,262
  Other                                                          3,002              11,441             11,194
                                                                27,512              32,214             33,508
Corporate                                                           --               1,750                 --
                                                          $     71,670         $    82,561        $    74,110

Geographic Information
Sales are attributed based on location of customer
(In thousands)                                                    2001                2000               1999
Sales
United States                                             $  1,359,644         $ 1,644,125        $ 1,140,401
Canada                                                         123,470             145,566            108,041
Latin America                                                  183,851             179,239            132,674
Europe/Africa                                                  763,685             722,513            505,597
Asia/Pacific                                                   288,148             346,987            205,645
                                                          $  2,718,798         $ 3,038,430        $ 2,092,358

Property, plant and equipment
United States                                             $    683,140         $   822,669        $   938,555
Canada                                                          43,008              48,215             47,869
Latin America                                                   28,429              15,307             15,021
Europe/Africa                                                  253,383             270,435            233,836
Asia/Pacific                                                    14,023              25,461             27,064
                                                          $  1,021,983         $ 1,182,087        $ 1,262,345

Summarized Unaudited Quarterly Financial Data

(In thousands, except per share data)
                                                             2001
                                 First             Second              Third              Fourth
Net sales                  $   737,936        $   724,032        $   651,921         $   604,909
Gross profit                   223,349            221,030            197,313             171,770
Net earnings
(loss)                          15,770             13,894            (68,208)            (85,400)
Net earnings (loss)
per common share:
  Basic                            .14                .12               (.60)               (.76)
  Diluted                          .14                .12               (.60)               (.76)
Dividends per
common share                       .05                .05                .05                 .05
Market price per
common share:
  High                           12.19              12.10              11.08                9.65
  Low                            10.06               9.72               6.20                6.35

                                             2000
Net sales                      769,018            802,886            738,456             728,070
Gross profit                   251,302            272,092            227,542             210,406
Net earnings
(loss)                          29,673             41,541             21,560              (3,501)
Net earnings (loss)
per common share:
  Basic                            .26                .36                .19                (.03)
  Diluted                          .26                .36                .19                (.03)
Dividends per
common share                       .05                .05                .05                 .05
Market price per
common share:
  High                           14.19              13.88              12.94               11.06
  Low                             9.00               9.31               7.69                6.94

Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and have been audited by KPMG LLP, Independent Certified Public Accountants, whose report is presented herein.

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

Independent Auditors' Report
The Board of Directors and Stockholders
Crompton Corporation

We have audited the accompanying consolidated balance sheets of Crompton Corporation and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

(KPMG |_| signature)
Stamford, Connecticut
January 31, 2002

Five Year Selected Financial Data

(In millions of dollars, except per share data)                 2001          2000       1999         1998       1997
Summary of Operations
Net sales                                                   $2,718.8       3,038.4    2,092.4      1,796.1    1,851.2
Gross profit                                                $  813.5         961.3      731.0        649.9      655.2
Operating profit (loss)                                     $  (53.6)        268.3        1.4        218.3      224.3
Interest expense                                            $  109.9         120.4       69.8         78.5      103.3
Other expense (income)                                      $   25.1           5.5       48.0       (158.9)     (27.8)
Earnings (loss) before income taxes and extraordinary loss  $ (188.6)        142.4     (116.4)       298.7      148.8
Provision (benefit) for income taxes                        $  (64.7)         53.1       42.9        115.4       56.7
Earnings (loss) before extraordinary loss                   $ (123.9)         89.3     (159.3)       183.3       92.1
Extraordinary loss                                          $     --            --      (15.7)       (21.5)      (5.3)
Net earnings (loss)                                         $ (123.9)         89.3     (175.0)       161.8       86.8
Special items, net of tax (included above):
    Facility closure, severance and related costs           $  (75.0)        (15.0)        --        (21.1)        --
    Asset impairments                                       $  (50.8)           --         --           --         --
    Gain (loss) on sale of businesses                       $  (14.1)           --      (38.7)        92.1         --
    Acquired in-process research and development            $     --            --     (195.0)          --         --
    Merger and related costs                                $     --            --      (20.6)          --         --
    Severance and other costs                               $     --            --         --        (7.8)
    Special environmental charge                            $     --            --         --        (9.0)
    Postretirement settlement gain                          $     --            --         --        16.8
    Early extinguishment of debt                            $     --         (15.7)     (21.5)       (5.3)
    Other                                                   $     --            --         --        (5.0)
Total special items, net of tax                             $ (139.9)        (15.0)    (270.0)        44.5       (5.3)

Per Share Statistics
Basic
    Earnings (loss) before extraordinary loss               $  (1.10)          .78      (1.91)        2.48       1.25
    Net earnings (loss)                                     $  (1.10)          .78      (2.10)        2.20       1.18
Diluted                                                     $
    Earnings (loss) before extraordinary loss               $  (1.10)          .78      (1.91)        2.42       1.22
    Net earnings (loss)                                     $  (1.10)          .78      (2.10)        2.14       1.15
Dividends                                                   $    .20           .20        .10          .05        .05
Book value                                                  $   4.84          6.69       6.50          .96       (.27)
Common stock trading range:                                 $
    High                                                    $  12.19         14.19      21.38        32.81      27.38
    Low                                                     $   6.20          6.94       7.13        13.25      17.88
Average shares outstanding (thousands) - Basic              $113,061       113,644     83,507       73,696     73,373
Average shares outstanding (thousands) - Diluted            $113,061       115,165     83,507       75,700     75,358
Financial Position
Working capital                                             $  132.5         361.4      141.8        203.4      352.0
Current ratio                                               $    1.2           1.5        1.1          1.5        2.0
Total assets                                                $3,232.2       3,528.3    3,726.6      1,408.9    1,548.8
Total debt                                                  $1,422.6       1,506.8    1,391.0        664.2      898.1
Stockholders' equity (deficit)                              $  547.5         754.0      759.9         66.7      (20.1)
Total capital employed                                      $1,970.2       2,260.8    2,150.9        730.9      878.0
Debt to total book capital %                                $   72.2          66.7       64.7         90.9      102.3
Debt to total market capital %                              $   58.3          56.0       47.1         32.3       32.3
Profitability Statistics (Before Special Items)
% Operating profit on sales                                 $    5.2           9.6       10.8         14.5       13.6
% Earnings on sales                                         $    0.6           3.4        4.5          6.5        5.0
% Earnings on average total capital                         $    3.8           7.9       11.4         18.6       16.5
% Return on average equity                                  $    2.2          14.0       27.2          N/A        N/A
Other Statistics
EBITDA before special items                                 $  320.4         468.0      335.8        345.9      332.0
Capital spending                                            $  136.6         154.8      131.8         66.6       50.2
Depreciation                                                $  146.7         142.7       89.2         59.4       58.7
Amortization                                                $   38.9          39.3       27.4         21.1       21.2
Number of employees                                         $  7,340         8,306      8,612        5,536      5,583

Corporate Management

Vincent A. Calarco
Chairman, President and
Chief Executive Officer

Robert W. Ackley
Executive Vice President
Polymer Processing Equipment

James J. Conway
Executive Vice President
Performance Chemicals and Elastomers

Mary Gum
Executive Vice President
OSi Specialties and Urethanes

Alfred F. Ingulli
Executive Vice President
Crop Protection

William A. Stephenson
Executive Vice President
Plastics and Petroleum Additives

Peter Barna
Senior Vice President and
Chief Financial Officer

John T. Ferguson II
Senior Vice President and
General Counsel

Edward L. Hagen
Senior Vice President
Strategy and Development

Marvin H. Happel
Senior Vice President
Organization and Administration

Walter K. Ruck
Senior Vice President
Operations

Other Corporate Officers

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

Robert A. Fox (1,4)
Managing General Partner
Fox Investments L.P.
Chairman
AgriCapital Advisors

Roger L. Headrick (2,3)
Managing General Partner
HMCH Ventures

Leo I. Higdon, Jr. (2)
President
College of Charleston

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

1     Member of Audit Committee

2     Member of Finance and Pension Committee

3     Member of Organization, Compensation and Governance Committee

4     Member of Safety, Health and Environment Committee

Corporate Data

Corporate Headquarters

Through 9/30/02:

One American Lane
Greenwich, CT 06831 USA
(203) 552-2000

As of 10/1/02:

199 Benson Road
Middlebury, CT 06749 USA
(203) 573-2000

Website
www.cromptoncorp.com

NYSE symbol

CK

Auditors

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.melloninvestor.com

Form 10-K

A copy of the Company's report on Form 10-K for 2001, as ?led with the Securities and Exchange Commission, may be obtained free of charge by writing to the Corporate Secretary at the appropriate Corporate Headquarters address above.

Annual Meeting

The annual meeting of stockholders will be held at 11:15 a.m. on Tuesday, April 30, 2002, at

Dolce Heritage
522 Heritage Road
Southbury, CT 06488

Investor Relations

William A. Kuser
(203) 552-2000 through 9/30/02
(203) 573-2000 as of 10/1/02
Bill_Kuser@cromptoncorp.com

Media Relations

Debra Durbin
(203) 573-2000
Debra_Durbin@cromptoncorp.com

For an interactive version of this report visit www.cromptoncorp.com/ar2001

(C)2002 Crompton Corporation.
All rights reserved.

(Crompton logo) is a registered trademark of Crompton Corporation.

(R) and (TM) indicate registered and unregistered trade and service marks.

(Responsible Care(R) logo)

Crompton is a member of the American Chemistry Council and a signatory of the Council's Responsible Care(R) Program. The company is committed to a continuous effort to improve performance in safety, health and environmental quality.

(Crompton logo)
Through 9/30/02:

One American Lane
Greenwich, CT 06831 USA
(203) 552-2000

Through 9/30/02:

One American Lane
Greenwich, CT 06831 USA
(203) 552-2000