Form 10-K, Exhibit 13
period 2002-12-31
CROMPTON CORP
filed 2003-03-20
CIK 1091862

[GRAPHIC]

[CROMPTON LOGO]

[ILLEGIBLE]

                                                              2002 ANNUAL REPORT

                                                                       for life.

[GRAPHIC]

Whether you're home or in your car or at school, work or play, there are countless ways that Crompton improves the quality of your life. We play a major role in the manufacture of products you use every day and are constantly searching for ways to make those products better. Around the globe, our 6,800 employees are at work...finding better solutions...

[GRAPHIC]

for life.

[PHOTO]

for your home.

[PHOTO]

for your travels.

[PHOTO]

for your health and leisure.

[PHOTO]

throughout your day.

CROMPTON CORPORATION

is a global producer and marketer of specialty chemicals and polymer products and equipment. The company has approximately 6,800 employees in research, manufacturing, sales and administrative facilities in every major market around the world.

Available in more than 120 countries, our products and services solve customer problems and add value to customers' products. Our 114 million shares of common stock outstanding are traded on the New York Stock Exchange under the symbol CK. Information about the company and an interactive version of this report are available at www.cromptoncorp.com.

FINANCIAL HIGHLIGHTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)            2002           2001
                                                     -----------    -----------
Net sales                                            $ 2,546,872    $ 2,718,798

Operating profit (loss)                              $   146,355    $   (53,600)

Interest expense                                     $   101,704    $   109,877

Cumulative effect of accounting change               $  (298,981)   $         -

Net loss                                             $  (283,507)   $  (123,944)

Basic loss per share                                 $     (2.50)   $     (1.10)

Diluted loss per share                               $     (2.45)   $     (1.10)

Total assets                                         $ 2,840,815    $ 3,232,188

Total debt                                           $ 1,267,574    $ 1,422,624

Stockholders' equity                                 $   199,883    $   547,541

                         2002 SALES BY BUSINESS SEGMENT

SPECIALTY PRODUCTS
Other                          12%
Crop Protection                 9%
OrganoSilicones                18%

POLYMER PRODUCTS
Polymer Processing Equipment    7%
Polymers                       11%
Polymer Additives              43%


                         2002 SALES BY GEOGRAPHIC REGION

Asia/Pacific                   13%
Europe/Africa                  27%
Latin America                   7%
Canada                          3%
United States                  50%



2  Crompton Corporation

FELLOW SHAREHOLDERS

After a difficult 2001, we had hoped that 2002 would be characterized by a gradually improving economy. Unfortunately, after modest first-half acceleration, the domestic manufacturing sector slowed and was accompanied by very competitive market conditions, persistent pricing pressure and a restrictive divestment atmosphere.

Throughout this period, we continued to focus our attention on the basics of doing business. Despite these difficult global economic factors, we reported significantly improved earnings before cumulative effect of accounting change, and completed the divestment of the industrial specialties business unit. By remaining true to our customer-first philosophy, we aggressively maintained a competitive cost position, and by partnering with our customers to solve their problems, we have improved our market positions.

Our goal is to constantly improve cash flow to enable us to pay down debt and to fund those programs that will further enhance the growth of the corporation.

[PHOTO OF VINCENT A. CALARCO]
VINCENT A. CALARCO, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

2002 ACCOMPLISHMENTS

Throughout 2002, we took a number of steps to increase our competitiveness in a very challenging global environment:

- We reduced debt by $155 million through the sale of our industrial specialties business unit, a $50 million tax refund and effective capital management.

- Our competitive posture was enhanced through the completion of a multi-year $120 million cost-reduction program and the consolidation of our headquarters operations to a single location in Middlebury, Connecticut.

- Through Six Sigma initiatives, we achieved more than $20 million in savings and expect to save a similar amount in 2003 as we broaden the scope of our program to include the development and introduction of new products, processes and services.

- We continued to expand our geographic reach through increased crop protection registrations and product-licensing agreements worldwide; expanded capacity in Europe and Canada; a joint venture in Nanjing, China to manufacture a variety of products for the organosilicones market in Asia; and the opening of a facility in Songjiang, China to support several of our businesses with research and technical service.

- We continued to lend strong support to a variety of growth programs and new product development initiatives as detailed below.

GROWTH OPPORTUNITIES

Generating cash flow to reduce debt and reducing costs have been two of our key objectives. The third prong of our strategy is to increase sales. To do that, we are creating multiple growth opportunities with new product developments, investment in new technologies, and marketing strategies that emphasize our ability to provide customers with total solutions.

We recently introduced new proprietary sulfur silanes, which enable manufacturers of environmentally friendly silica tires to achieve significant productivity enhancements, giving us a distinct advantage over our competitors.

Our investment in a new materials science technology is expected to result in multiple new products. This platform will enable us to modify elastomers and polymers to make them compatible with dissimilar materials, leading to the development of new products and processes. We have filed our first patent and have begun product testing with a customer.

As a result of growing demand for our synthetic lubricants and lubricant additives that meet the latest industry requirements, we increased capacity for these products in Italy and have begun an expansion project in Canada.

In addition, we expect continued growth in sales of our environmentally friendly organic-based stabilizers, an alternative to lead-based stabilizers being phased out in the European PVC pipe market. The lead-replacement market is valued at about $150 million. No other company comes close to matching us in this technology, which we are expanding to the wire and cable markets, as well as to other geographic regions. Our production site in Lampertheim, Germany is readily expandable to meet growing demand.

Research & Development and Marketing personnel from our multiple businesses have worked together to create plastics composites as a replacement for wood in decking and other applications. With both additives and extrusion equipment, we have a unique position in this market, because we can offer a complete solution to customers. This is just one example of how we are looking beyond traditional business definitions to create "virtual" business units that address new markets and customer needs.

Another approach to increasing sales is cross-selling in markets reached by more than one business. For example, a customer who traditionally buys urethane foam for car cushions is introduced to additional automotive offerings, such as coatings, gaskets and formed plastic components.

With manufacturing facilities worldwide and our 6,800 talented employees, who back our products with service and technology in more than 120 countries, we have the ability to capitalize on new markets whenever and wherever they emerge, and to meet local customer needs effectively and efficiently.

CORPORATE GOVERNANCE

Throughout Crompton's long history dating back to 1850, the company always has set the highest standards for ethical conduct. This is an important element of our corporate culture and it is taken very seriously throughout our organization.

Because of our history of such high standards, it was extremely disappointing to learn in 2002 and early 2003 that we were among suppliers under investigation by government agencies in various jurisdictions pertaining to rubber chemicals, EPDM and heat stabilizers. We continue to cooperate in these investigations and have initiated our own internal investigation, which is ongoing. We have been granted amnesty from criminal fines and prosecution with respect to EPDM and heat stabilizers in the U.S., European Union and Canada, conditioned on several factors, including our continued cooperation with authorities.

We have taken a number of actions, including strengthening our compliance program and appointing a full-time compliance officer. We also have improved the quality and frequency of training related to antitrust regulations. In addition, our employees have easy access to compliance policies and an around-the-clock hotline where their concerns and questions can be quickly addressed.

LOOKING AHEAD

Looking forward is an uncertain exercise in the best of times but seems particularly challenging at present, given the very competitive marketplace, increasing raw material and energy costs, and significant geopolitical uncertainties. The year 2003 is shaping up as a continuing puzzle with various macroeconomic statistics sending mixed signals. We expect gradual progress in the economic recovery during the first half and hope that business confidence will improve sufficiently in the second half to provide a solid foundation for production growth and renewed capital spending. As capacity utilization rises, recent pricing pressure should ease. We are hopeful that the latter part of 2003 and 2004 will offer an improved operating environment.

That said, we continue to review our businesses, examining market positions, operating profit margins, technological strengths, production advantages and opportunities for growth. In addition, we remain focused on:

- Generating cash flow to reduce debt. Debt reduction is a major corporate goal and we are evaluating a number of options, including additional divestitures, to accomplish this objective. As we have said in the past, there are no sacred cows in our business portfolio.

- Continuing to reduce costs and improve operational effectiveness through Six Sigma and other programs, as well as through diligent management of working capital.

- Growing sales through new product introductions, business alliances, technology investment and new marketing strategies.

CONFIDENCE AND COMMITMENT

In summary, there is no getting around the fact that the past two years have been difficult ones, not just for the chemical industry but also for the entire U.S. manufacturing sector. Through these difficult economic times, Crompton has been focused on achieving a very competitive cost position, improving operational efficiencies, promoting technological innovation, and realizing synergies among our businesses. It has been frustrating that outside factors--the global economic slowdown and the uncertainties of the world's geopolitical situation-- have slowed our progress. We strongly believe, however, that as these outside factors improve, we are well-positioned and operationally leveraged to translate top-line growth into accelerated profit growth and improved cash flow.

We recognize that our job is to continue to improve results. In the final analysis, our success will continue to depend on our ability to provide customers with the products and services they need to be successful. That is the essence of our corporate vision, to which we are committed: Providing our customers with innovative solutions, our employees with opportunities for growth and our shareholders with increasing value. We look forward to the future with confidence in our abilities.

We appreciate your support and will keep you informed of our progress.

                              Respectfully yours,

                              /s/ Vincent A. Calarco

                              Vincent A. Calarco
                              Chairman, President and
                              Chief Executive Officer
                              March 12, 2003

[GRAPHIC]

for your home.

[PHOTO]

DID YOU KNOW?

We provide both the additives and the equipment to manufacture wood-composite decking, which is more durable than a regular wood deck. Our products help decking maintain its color and withstand all kinds of weather.

From your rooftop to your basement and from your front porch to your backyard, you can find Crompton products everywhere, inside and outside your home--whether you're hosting a picnic on your deck, doing laundry or polishing floors.

You can find our plastic additives in the fencing that keeps your dog in the yard, in the siding that protects your home from the weather and gives it character, in the flooring that makes your kitchen beautiful and in vinyl windows, electrical boxes, and trim and molding. And, by the way, our extrusion systems are used to form vinyl products, like your fencing, siding, patio furniture and countless other items you use every day. In fact, our extruders, along with our plastic additives and polyurethane dispersions, are used to make the newly popular and innovative, long-lasting wood-composite decking that can withstand the elements...as well as the BBQ sauce...better and longer than a regular wood deck.

Our additives are used to make the plastic dishes and forks at your backyard picnic, as well as the wrap you use to preserve and protect food and the trash bags you use to clean up once the picnic is over. And our crop protection products help increase crop yield so there are more ears of corn, grapes, nuts and citrus fruits available for your table. Our products also help ensure that the ornamental plants and trees you use for landscaping are healthier.

You can find our refrigeration oils in your air conditioner and refrigerator, helping them function better, and our plastic additives in the pipes that bring water into your home. As you wash dishes, do laundry and clean your house, you can do it with detergents and cleaners made better by our antifoam agents and specialty surfactants, which make your floors shinier and your countertops brighter. Speaking of laundry, our EPDM products are there, too--in your washing machine hoses. And our crop protection products protect the cotton crops that eventually wind up in T-shirts and other cotton clothing--made softer and more comfortable by our textile softeners.

You can find our peroxides and lubricants in your fiberglass tub and shower and our silanes in the sealants that keep water inside the tub and shower, rather than on your floor.

[PHOTO]

DID YOU KNOW?

For more than a century, Crompton products have been helping to create tougher, lighter and more flexible materials for building homes. Our products also help make home appliances more efficient and longer lasting. You can find our products everywhere you look in your home.

Throughout your home, our silanes, polyurethane dispersions and polyesters make your wood floors more durable and the paints on your walls last longer; our urethane additives insulate your home and make your furniture more comfortable; our EPDM and plastic additives insulate and protect your wiring; our rubber chemicals help insulate your pipes; and our petrolatums and microcrystalline waxes in jar candles make your home cozier.

At home, Crompton products...improving the quality of your life by providing our customers, who make those products, with innovative solutions.

[PHOTO]

DID YOU KNOW?

More than 50 percent of our crop protection business employees work in Research & Development. Thanks to R&D innovations, we offer a wide variety of crop products, including products for greenhouses and nurseries, which provide the flowers and ornamental plants that make your home more beautiful.

[GRAPHIC]

for your travels.

[PHOTO]

DID YOU KNOW?

We sell more than 400 products that give vinyl its various properties, such as strength and durability. Our additives can be found throughout your car, truck or van--from the dashboard to the floor mats.

When you hop in your car, truck or van and head to the office, work site or soccer field, Crompton goes with you--in the tires, in the dashboard and seats, and on and under your hood.

Our silanes have been fundamental in the development of environmentally friendly silica tires, the newest generation of passenger tires. These tires have less rolling resistance, making your car easier to handle and improving gas mileage. Our next-generation silane technology, introduced in September 2002, reduces processing costs, a benefit to both tire manufacturers and consumers. Of course, silanes are not our only presence in the tire market. Our fatty acids make the production of tires more efficient, and our rubber chemicals have been used in tires and other rubber products for more than 100 years.

[PHOTO]

DID YOU KNOW?

Our organosilicones business is a leader in enhancing the performance of a new generation of environmentally friendly silica tires that last longer than other tires and help conserve fuel.

You can find our plastic additives throughout your vehicle--not only in your dashboard and seats, but also in your car's glove box, arm rests, side molding, floor mats, door trim, and air and oil filters. Our polymer modifiers and peroxides are sold to the makers of plastic automotive parts to replace metal parts and help the automotive industry meet its goals for vehicle weight reduction. You'll also find our peroxides in camper tops for trucks and our additives in the plastic windows for convertible cars.

When you settle in for a long drive, our urethane foam additives help make your seats comfortable, and our EPDM rubber products, used in your car's door seals, keep out the wind and weather so you and your family stay warm and dry. EPDM also is used in car hoses, brakes and other parts and in the roofs of recreational vehicles.

You can find our urethane chemicals and silanes in your car's clear coat, which protects it from the weather and keeps it shiny. Our cast urethane prepolymers and polyesters help your car's mechanical parts and filters last longer and perform better. Our silanes are critical to the adhesive that holds your windshield in place, our waxes keep windshield wipers from cracking, and our polyester polyols, in the rigid foam of your dashboard and in the roof of your car's interior, help keep you safe.

As you motor down the highway or along a country road, our petroleum additives and silicones help the fuel and lubricants in your car perform better--and cleaner. And, by the way, that fuel may be housed in a gas tank made by one of our extruders and with our plastic additives.

Crompton products can be found throughout your car, truck or van...helping it perform better and last longer and making it more comfortable... improving the quality of your ride...and your life...

[PHOTO]

DID YOU KNOW?

Our Royalene(R) EPDM can be found in your car's hoses, brakes, weather stripping, wiring and other parts. In fact, every car contains about 20 pounds of EPDM.

[GRAPHIC]

for your health and leisure.

[PHOTO]

DID YOU KNOW?

We provide numerous products that are important to your health and are used to make everything from the soft-touch handle of your toothbrush, to the moisturizers in creams and lotions, to baby oils and petroleum jelly.

[PHOTO]

DID YOU KNOW?

Our crop protection business is a world leader in miticides and seed treatment, which help to increase crop yield worldwide.

Being healthy and feeling good comes easier when you take care of yourself. Crompton products can help you do that in more ways than one, starting with good nutrition.

Our agricultural products protect the growth of the grains, fruits, nuts and vegetables that give you energy for your busy day. And our plastic additives, used in packaging, keep foods fresh and sanitary.

Our silicones, white oils, microcrystalline waxes, petrolatums, fatty acids, glycerines and other products can be found throughout your bathroom cabinets in the petroleum jelly, baby oils, dental floss, sun screens, lotions, shampoos, conditioners, cosmetics, cough syrups, toothpastes, soaps, mouthwashes, elixirs, diaper-rash treatments and antiperspirants you and your family use to feel and look better. Our products help all of these products do what they do--better. You also can find Crompton products in your plastic hair dryers, combs and other personal-care items. And our EPDM is there in the soft-touch handle of your toothbrush.

You can find our products in hospitals, too--in plastic blood bags, vials, tubing, vinyl and rubber gloves, non-stick wound dressings and various medical equipment.

Good health goes hand-in-hand with exercise and relaxation. Our cast urethane prepolymers make golf ball covers more durable, so you'll have that ball around longer--as long as you don't hook a shot into the woods. If you enjoy an exciting roller-coaster ride, our prepolymers are there with you--in the coaster's high-performance wheels. You can find our products in inline skate wheels too, making them last longer and perform better. Enjoy bowling? Our urethane chemicals can be found in the coating on the lane floors...as well as in gym floors.

Is boating your favorite pastime? Our additives make your boat's fiberglass construction more durable, our chemical foaming agents are used to make the life vests you use to stay safe, and our petroleum additives products are used in the engine oil that helps your boat run smoothly.

[PHOTO]

DID YOU KNOW?

Our products are used to make products that help keep you safe--including helmets for biking, inline skating and skate boarding.

If bike riding is your thing, our products are there with you, not only in the rubber of the tires, but also in the safety helmet, making it stronger. Like to stay in shape? Our polyester polyols offer the bounce and support in leisure and athletic shoes, making that walk on the treadmill more comfortable. You can even find our foaming agents in the athletic mats you use at yoga class.

If you like to garden, you'll find us there too: our plastic additives in your plastic watering can and other tools; our EPDM in the rubber garden hose; and our agricultural surfactants, protecting your prize roses and other plants.

Crompton products...making better...a multitude of products for your health and well-being.

DID YOU KNOW?

Our products can be found everywhere, including in hospitals around the world--in blood bags, vials, tubing, rubber and vinyl gloves, and various medical equipment.

[GRAPHIC]

throughout your day.

[PHOTO]

DID YOU KNOW?

Our products and services are available in more than 120 countries. We have manufacturing facilities worldwide so we can better meet our customers' needs as they produce the multitude of products you shop for and use every day.

Whether you work in an office or an industrial setting, or you spend your days in school, Crompton products are all around you--even when you stop off at the grocery store.

[PHOTO]

Our plastic additives and organosilicones products can be found in the components of the computer you use to prepare reports; do research; and communicate with fellow employees, customers, or your son or daughter at college. Our plastic additives are in compact disk covers, as well as credit cards. Our additives also can be found in the binders you use at work and school, and our EPDM is used to make the soft, rubbery grips on pens. You'll even find our fatty acids and microcrystalline waxes in the crayons your children use to draw those pictures you proudly hang in your office.

Crompton is there in the wires and cables that connect you to the rest of the world--wires and cables protected by our EPDM, silicones and other products. And when you pick up the phone to make a call, you can find us there, too--not only at the end of the line, ready to solve any customer problem, but also in the parts that make up the phone.

In the factory and the warehouse--protected with a roof made with our EPDM rubber --you can find our petroleum additives and specialty silicones, keeping industrial machinery lubricated and clean; and our urethane prepolymers, in the sturdy wheels of forklifts, in machinery, as covers for large rolls used for paper and steel processing and in the binders used for abrasive polishing pads. And our polymer processing equipment is used to coat the film, cardboard and other materials used in packaging for many of the products you use daily--at work, at school, at home...no matter where you go.

[PHOTO]

DID YOU KNOW?

Our products are used in a variety of industrial applications, including in the wheels of forklifts, making them tougher and more durable.

At the grocery store, you can find us everywhere--in all kinds of packaging that keeps food fresh, including plastic bottles, bottle caps, plastic wrap and waxed paper. We're there in the piles of produce, whose quality is enhanced by our agricultural products. Our fatty acids are used in salad oils, our vegetable-based slip agents make produce bags easier to open, and our food-contact-approved silanes help keep the plastic film on your meat flexible and more protective. You'll also find us throughout the health-care products and detergents sections of your favorite store.

Stopping off at the dry cleaners? We're there in the plastic bags, protecting your clothing.

Need to pick something up at the department store? If it has a plastic or rubber component--we're there too.

In ways too numerous to mention... Crompton products...everywhere... throughout your day.

[PHOTO]

DID YOU KNOW?

Our products help connect you to the rest of the world--through the computer you use to do research and send e-mails, as well as through the wires, cables and other parts that make up your phone.

[GRAPHIC]

our businesses --

   POLYMER ADDITIVES

Crompton is the world leader in polyvinyl chloride (PVC) heat stabilizers; a leading global producer of rubber additives; the leading global supplier of components for the lubricants, fuels and grease markets; and supplier of one of the broadest product offerings in the olefins and styrenics market in the world.

Our broad portfolio of polymer additives covers the entire supply chain. Our products are sold to producers, compounders and fabricators of acrylics, vinyl, rubber, styrenics, polyolefins, nylon and fiberglass and are used in the manufacture of coatings, adhesives, tires, lubricants and fuels, packaging, flooring, and wire and cable, as well as in other automotive, transportation and construction applications.

[GRAPHIC]

Our extensive Vinyl Additives portfolio includes environmentally friendly, organic-based stabilizer (OBS) technology, an alternative to lead-based PVC heat stabilizers. Our well-known trade names include Mark(R) heat stabilizers and Drapex(R) epoxy plasticizers. Our Petroleum Additives business develops products enabling customers to meet increasingly demanding performance and environmental requirements for fuels and lubricants. Products include Naugalube(R) antioxidants, Synton(R) polyalphaolefin synthetic oils, Calcinate(R) calcium sulfonate and Petronate(R) sodium sulfonate. Our Rubber Additives business offers more than 100 products for rubber processing, including Naugard(R) antioxidants and Flexzone(R) antiozonants. Our Fomrez(R) polyester polyols are performance-based starting materials for a wide range of industrial and consumer products, and our Olefins & Styrenics products, including Moldpro(R) 931 and DiTap(R) organic peroxide, enhance polymer performance.

KEY DEVELOPMENTS OF 2002

- Launched several new products, including Kemamide(R) VO, the first vegetable-based slip agent that costs less than animal-based slip agents; Kemamide(R) ELO, a vegetable- based slip agent that eliminates the odor and taste from water bottle caps/packaging; Polybond(R) coupling agents for wood-filled and natural fiber-filled polyolefins to improve product strength, stiffness, water resistance and weatherability; MoldPro(R) 931 nucleating agent that reduces customer cycle times and fabrication costs; and Naugard(R) XL1, a metal deactivator for PE pipe.

- Acquired Basell's Interloy business assets and nonexclusive worldwide rights to Basell's Hivalloy technology, broadening our polymer modifier product portfolio and improving our global market positions in plastics additives.

- Commercialized and registered in the United States, Canada and Europe our new Naugalube(R) APAN antioxidant, used in compressor lubes, turbine oils and hydraulic fluids where low color, high performance and longevity are desired.

- Completed expansion at Latina, Italy and began plans for expansion at Elmira, Ontario, Canada of our Naugalube(R) aminic antioxidant line to meet increasing demand resulting from the global automobile industry's new motor oil specifications. Elmira expansion scheduled to come on line in the second quarter, 2003.

- Launched a new Kosher glycerine product line at our Memphis, Tennessee plant to meet a growing market demand.

- Introduced G-2183(TM) and G-2184(TM), two new grades of calcium sulfonate grease, for use by the food-processing machinery industry.

[GRAPHIC]

POLYMERS

Offering more than 200 prepolymer products, Crompton is the leading world supplier of castable urethane prepolymers and the top manufacturer of EPDM in North America.

Our polymer products provide unique wear and durability. Our
Adiprene(R)/Vibrathane(R) urethane products are sold to manufacturers of industrial and printing rolls, mining machinery and equipment, mechanical goods, solid industrial tires and wheels, and sporting and recreational goods, including golf ball covers and skate wheels.

Our EPDM products, including Royalene(R) rubber, are used in automotive, construction, wire and cable, and mechanical goods applications. We produce more than 30 types of EPDM, which withstands heat, sunlight and ozone without deteriorating. A typical car includes about 20 pounds of EPDM in weather stripping, brake parts, hoses and body cladding. Additional EPDM applications include commercial roofing, white sidewalls for tires, seals and gaskets, and garden and industrial hoses.

KEY DEVELOPMENTS OF 2002

- Developed a new generation of products--RoyalEdge(R) EPDM--to optimize performance in applications where a single EPDM grade doesn't meet specified criteria.

- Developed a new, ultra accelerator--Royalac(R) 150--in response to industry focus on developing safer, more cost-effective products to meet changing process and environmental requirements.

   POLYMER PROCESSING EQUIPMENT

Crompton is the top global producer of extruders and extrusion equipment for the plastics and rubber industry and is a leading producer of industrial blow molding systems.

We sell our machinery to extruders of thermoplastic and thermosetting materials, including vinyl, rubber and styrenics for automotive, appliance, construction and medical tubing. Other customers include blown olefin film producers and manufacturers of weather stripping, hose seals, sheeted materials, insulated wire, plastic pipe, plastic shape extrusions, films, fiber, blow-molded furniture, catheters and toys.

Our patented feedscrew technology, advanced computer-based controls and integrated systems bring value to rubber and plastic extrusion for a wide range of packaging, construction and automotive products.

KEY DEVELOPMENTS OF 2002

- Developed a high-speed extrusion line for the production of stretch cast film for the packaging industry, featuring a high-output extrusion system with a fully automated wind-up system.

- Developed a sophisticated gravimetric resin feeding system for accurately dosing several streams of resins into multiple extruders used in co-extrusion packaging applications.

- Signed an agreement with Coperion Corporation to merge direct extrusion systems supplied in the NAFTA region. The agreement creates a unique, full-service alliance for in-line compounding and extrusion systems.

[GRAPHIC]

WORKING TOGETHER

   ORGANOSILICONES

Crompton is a leading producer of organofunctional silanes and specialty silicones for the transportation, construction, electronics, consumer care, textile, agricultural and other major industries. Our OSi Specialties business, which pioneered silane and silicone technology, offers more than 500 silicone-based products. Our silanes have been fundamental in the development of environmentally preferable silica tires, the newest generation of passenger car tires.

We sell our products to manufacturers of tires and rubber, home appliances, coatings, adhesives and sealants, thermoplastics and fiberglass used for automotive, construction and other industrial applications. Our products also control foam generated in many processes, including the food, pharmaceuticals, wastewater treatment, paper and other industries. Our customers also include producers of shoes; home furnishings, bedding and carpets; personal and household care items, such as cosmetics, shampoos, conditioners, sun care products and detergents; textiles; and agricultural products. In the consumer market, our products ease the way for new developments in hair care, skin care and sun care products and improve the effectiveness of polishes and cleaners.

[GRAPHIC]

Products include Silquest(R), CoatOSil(R), Silcat(R) and XL-PEarl(TM) silanes for tire, rubber, coatings, adhesives, sealants, wire and cable, and plastics processing; NIAX(R) silicone surfactants and catalysts and Geolite(R) modifiers for making all kinds of polyurethane foam; SAG(R) and Sentry(R) foam-control additives for food processing, pharmaceuticals and waste-water treatment; Silsoft(R) for personal care products; Silwet(R) for agricultural use; and Magnasoft(R) for textiles.

KEY DEVELOPMENTS OF 2002

- Introduced patented NXT(TM) silane coupling agent that is a significant breakthrough in silica tire compounding technology. NXT silane is the first member of a proprietary new generation of silane coupling agents that allows single-step compounding of rubber for making silica tire treads, saving time and money for tire producers.

- Formed a joint venture with the Nanjing Shuguang General Chemical Company, the largest producer of silanes in China, to produce a wide range of products for the growing organofunctional silanes market in China and for export.

  CROP PROTECTION

[GRAPHIC]

Our Crop Protection business is a world leader in the seed treatment and miticides markets. Serving the agricultural market in 120 countries, we specialize in products for high-value crops, such as nuts, citrus, cotton, rice, tree and vine fruits, turf, and ornamental and specialty plantings.

Our insecticides, fungicides, growth regulators, herbicides, miticides and seed treatments are formulated both for specific crops and for the growing conditions of particular geographic regions. Gustafson LLC, our joint venture with Bayer, is the largest seed treatment company in North America. Products we market include Dimilin(R) insecticide, Vitavax(R) seed treatment and Omite(R) miticide.

We expand our presence in worldwide niche markets by developing new products and obtaining registrations for new uses and geographies. Our research and development programs respond to--and even anticipate--new threats to crops around the world. Another important goal of our research is to reduce the environmental impact of crop protection products.

Key Developments of 2002

- Introduced Pedestal(R), a new insect growth regulator that targets specific pests on container-grown ornamental plants.

- Sold out Acramite(R) miticide in its first season in the United States; overall sales were 30 percent above expectations.

- Sold out Comite(R) and Omite(R) 30W miticides and Procure(R) fungicide in the western United States.

- Received U.S. Environmental Protection Agency "fast track" status for a new insect growth regulator; sales are expected to start in 2004.

- Achieved great success with direct-selling efforts in Brazil, leading to the expansion of this business model to Argentina and the ornamental markets in Colombia and Ecuador.

   OTHER

[GRAPHIC]

Our Refined Products business, whose manufacturing heritage goes back more than 100 years, is the world's largest dedicated supplier of white oils, petrolatums, microcrystalline waxes and other refined hydrocarbons.

We pioneered innovations such as bauxite filtration, stabilized and low-volatility plastics oils, and Super White(R) petrolatums. Our two-stage hydrogenation process yields exceptionally pure products that meet or exceed international pharmacopoeia standards. Many of the world's largest personal care, cosmetic, pharmaceutical and telecommunications companies rely on our products, which include Sonneborn(R) white mineral oils, Protopet(R) and Fonoline(R) petrolatums, Multiwax(R) microcrystalline waxes, Witcogel(R) cable-filling compounds and Suniso(R) compressor refrigeration lubricants.

Our products are used in baby oils; petroleum jelly; cosmetics; ointments, creams, lotions and other personal care applications; copper telecommunications cables; PVC pipe; and refrigeration and air-conditioning compressors.

KEY DEVELOPMENTS OF 2002

- Introduced Hydrobrite(R) PVC Oil, a high-viscosity USP white mineral oil developed for the rigid pipe market. Hydrobrite has been proven in production trials to reduce plate- out, which increases the quality and surface characteristics of the finished pipe while reducing maintenance costs. After a successful introduction, sales in 2003 are expected to grow significantly.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   LIQUIDITY AND CAPITAL RESOURCES

The December 31, 2002 working capital balance of $95.6 million decreased $36.9 million from the December 31, 2001 balance of $132.5 million, and the current ratio decreased to 1.1 from 1.2 in 2001. The decreases in working capital and the current ratio were primarily due to a decrease in inventory and an increase in accounts payable, partially offset by decreases in notes payable and accrued expenses. Average days sales in receivables decreased to 27 days in 2002, versus 39 days in 2001, primarily due to improved collection efforts and the impact of accounts receivable securitization programs. Excluding the accounts receivable securitization programs, average days sales in receivables decreased to 63 days in 2002 versus 69 days in 2001. Average inventory turnover increased to 3.8 in 2002, compared to 3.4 in 2001, primarily as a result of the Company's ongoing efforts to reduce its inventory investment.

Net cash provided by operations of $201.9 million increased $16.3 million from $185.6 million in 2001. The increase was mainly due to a $50 million federal income tax refund resulting from a recent change in tax legislation and improvements in other assets, accounts payable and other liabilities versus 2001, partially offset by less of a decrease in accounts receivable versus 2001. Net cash provided by operations plus proceeds from the sale of the industrial specialties business unit were used primarily to reduce short-term and long-term borrowings, finance capital expenditures and make dividend payments. The Company's debt to total capital increased to 86% in 2002 from 72% in 2001. The increase is due to the decline in stockholders' equity resulting principally from the cumulative effect of accounting change of $299 million related to the implementation of FASB Statement No. 142 recorded as of January 1, 2002, partially offset by a reduction of debt of $155 million.

The Company has a five-year revolving credit facility of $400 million available through October 2004. Borrowings on this facility are at various rate options to be determined on the date of borrowing. Borrowings under this facility totaled $25 million at December 31, 2002 and carried an interest rate of 3.56%. The Company had a 364-day revolving credit facility of $125 million that expired in September 2002.

In 2003, the Company will retire $165 million of maturing notes and approximately $57 million of maturing EURIBOR based bank loans. The Company will utilize net cash provided by operations, proceeds from any future divestitures and its credit facility to fund these debt repayments.

The Company also has arrangements with various banks for lines of credit for its international subsidiaries aggregating $30.2 million, of which $4.7 million was outstanding at December 31, 2002.

In addition, the Company has an accounts receivable securitization program to sell up to $200 million of domestic accounts receivable to agent banks. At December 31, 2002, $136.5 million of domestic accounts receivable had been sold under these agreements. On January 17, 2003, the agreement was amended to reduce the program to $150 million of domestic accounts receivable. In addition, the Company's European subsidiaries have two separate agreements to sell their eligible accounts receivable to agent banks. At December 31, 2002, $101 million of eligible international accounts receivable had been sold under these agreements.

The Company has standby letters of credit and guarantees with various financial institutions. At December 31, 2002, the Company had $57.4 million of outstanding letters of credit and guarantees primarily related to its environmental remediation liabilities, insurance obligations and a potential tax exposure.

The following table summarizes our significant contractual cash obligations as of December 31, 2002. Additional details regarding these items are included in the Indebtedness and Leases footnotes in the Notes to Consolidated Financial Statements.

(IN MILLIONS)                                           Payments Due by Period
                           --------------------------------------------------------------------------------------
Contractual                                                                                             2007 and
Obligations                   Total           2003           2004           2005           2006        Thereafter
-----------------------------------------------------------------------------------------------------------------
Long-term debt             $  1,261.8       $  222.1       $   29.6       $  602.4       $  152.6       $  255.1
Operating leases                124.9           23.5           17.5           14.9           13.0           56.0
-----------------------------------------------------------------------------------------------------------------
                           $  1,386.7       $  245.6       $   47.1       $  617.3       $  165.6       $  311.1
-----------------------------------------------------------------------------------------------------------------

On June 28, 2002, the Company sold its industrial specialties business unit (excluding retained accounts receivable and accounts payable, with a net value of approximately $10 million) for $95 million, including cash proceeds of $80 million and a note receivable of $15 million due February 2003. The sale resulted in a pre-tax loss of $34.7 million. The proceeds from this transaction were used to repay indebtedness under the Company's five-year revolving credit facility.

During 2002, the Company recorded a pre-tax charge of $23.3 million for facility closures, severance and related costs. This charge related primarily to the July 2001 cost reduction initiative and the relocation of the corporate headquarters announced in October of 2001. As of December 31, 2002, the Company's cost savings initiative successfully reduced annual operating costs by approximately $60 million.

The Company substantially completed the relocation of its corporate headquarters from Greenwich, CT to Middlebury, CT during the fourth quarter of 2002 and entered into a sublease agreement for a portion of the Greenwich facility. The Company estimates that pre-tax charges relating to the move will approximate $13 million, of which approximately $9 million has been expensed to facility closures, severance and related costs as of December 31, 2002. In addition, the Company expects to realize pre-tax savings of approximately $4 million in 2003 and total pre-tax savings of approximately $8 million per year beginning in 2004.

Capital expenditures for 2002 amounted to $100.3 million as compared to $136.6 million in 2001. The decrease is primarily due to an overall reduction in capital spending and the completion in 2001 of facility expansions for OrganoSilicones in Sistersville, West Virginia and Termoli, Italy. Capital expenditures are expected to approximate $115 million in 2003, primarily for the Company's replacement needs and improvement of domestic and foreign facilities.

  ANTITRUST INVESTIGATIONS AND RELATED MATTERS

ANTITRUST INVESTIGATIONS

The Company and certain of its subsidiaries, together with other domestic and foreign companies, are currently the subject of coordinated criminal investigations being conducted by the United States Department of Justice (the "DOJ") and the Canadian Competition Bureau (the "CCB") and a coordinated civil investigation being conducted by the European Commission (together with the DOJ and the CCB, the "Governmental Authorities") with respect to possible antitrust violations relating to the sale and marketing of certain rubber processing chemicals, ethylene propylene diene monomer ("EPDM") and heat stabilizers. The investigations concern possible anticompetitive practices, including price fixing and customer or market allocations, undertaken by the Company and such subsidiaries and certain of their officers and employees. According to reports in the press, The Japan Fair Trade Commission (the "JFTC") is conducting an investigation regarding heat stabilizers, impact modifiers and processing aids for plastic. The Company has not been contacted by the JFTC. The Company is actively cooperating with the Governmental Authorities regarding such investigations. Since inception of the investigations, the Company has been conducting its own internal investigation with the assistance of special counsel. Neither the Company, any of its subsidiaries, nor any individual has, to date, been charged in connection with the investigations.

It is the Company's understanding that the investigations by the Governmental Authorities are, as previously stated, focused on rubber processing chemicals, including accelerators, antioxidants and antiozonants (with 2002 sales of $206 million), EPDM (with 2002 sales of $135 million), and heat stabilizers, including tin-based stabilizers and precursors, mixed metal stabilizers and epoxidized soybean oil ("ESBO") (with 2002 sales of approximately $220 million).

With respect to rubber chemicals, the Company has held preliminary discussions with the DOJ regarding a possible plea to violations of antitrust laws. At this time, the Company cannot predict the outcome of those discussions, including the timing or the terms of any agreement with the DOJ or the amount of any fines that may be imposed. Moreover, at this time, the Company cannot determine the extent to which criminal or civil fines or other sanctions might be imposed by the other Governmental Authorities. The
Company has met and is continuing to meet with the Governmental Authorities in an attempt to resolve all matters relating to the investigations.

With respect to EPDM and heat stabilizers, the Company and its affiliates that are subject to the investigations have received from each of the Governmental Authorities verbal or written assurances of conditional amnesty from prosecution and fines. The European Commission's grant of conditional amnesty with respect to heat stabilizers is presently limited to tin-based stabilizers and their precursors, but the Company expects to be granted conditional amnesty by the European Commission with respect to mixed metal stabilizers and ESBO in the near future. The assurances of conditional amnesty are conditioned upon several factors, including continued cooperation with the Governmental Authorities.

As previously stated, the Company is conducting a continuing internal investigation of the matters under investigation by the Governmental Authorities, including a review as to any improper or criminal conduct by current and former officers and employees of the Company and its affected subsidiaries. Further, the Company and its special counsel assisting in the investigation are reviewing all other areas of the Company's business and products to determine compliance with applicable antitrust law and with the Company's antitrust guidelines and policies. In connection with the investigations, a senior officer of the Company has been placed on paid administrative leave.

The resolution of any possible antitrust violations against the Company and certain of its subsidiaries and the resolution of any civil claims now pending or hereafter asserted against them may have a material adverse effect on the Company's financial condition, results of operations and prospects.
No assurances can be given regarding the outcome or timing of these matters. Through December 31, 2002, the Company has incurred $6.3 million (pre-tax) of antitrust investigation costs, and expects to continue to incur substantial costs until all antitrust investigations are concluded.

The Company has named a compliance officer who will report to the Chief Executive Officer and the Chairman of the Audit Committee. The primary duties of the compliance officer will be to administer the Company's compliance program in accordance with policies and procedures adopted by the Board of Directors of the Company.

STATE CLASS ACTIONS

The Company and certain of its subsidiaries along with other companies, have been named as defendants in twenty putative indirect purchaser class action lawsuits filed during the period from October, 2002 through December, 2002 in state courts in seventeen states and in the District of Columbia. The putative class in each of the actions comprises all persons within each of the applicable states and the District of Columbia who purchased tires other than for resale that were manufactured using rubber processing chemicals sold by the defendants since 1994. The complaints principally allege that the defendants agreed to fix, raise, stabilize and maintain the price of rubber processing chemicals used as part of the tire manufacturing process in violation of state antitrust and consumer protection laws and that this illegal conspiracy caused injury to individuals who paid more to purchase tires as a result of such anticompetitive activities. The plaintiffs seek, among other things, treble damages of an unspecified amount, interest and attorneys' fees and costs. The Company and its defendant subsidiaries have filed or intend to file motions to dismiss on substantive and personal jurisdictional grounds or answers with respect to each of these actions.

These actions are in early procedural stages of litigation and, accordingly, the Company cannot predict their outcome. The Company and its defendant subsidiaries believe that they have substantial defenses to these actions and intend to defend vigorously all such actions.

   ACCOUNTING DEVELOPMENTS

Effective January 1, 2002, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." The Company implemented the provisions of Statement No. 141 during the first quarter and completed the implementation of Statement No. 142 during the second quarter. For further details, see the Goodwill and Intangible Assets footnote included in the Notes to Consolidated Financial Statements.

In June 2001, the FASB issued Statement No. 143, ''Accounting for Asset Retirement Obligations.'' Statement No. 143 requires companies to record a liability for asset retirement obligations in the period in which a legal obligation is created. Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived assets. In future periods, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Companies are also required to adjust the liability for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. Upon retirement of the long-lived asset, the Company either settles the obligation for its recorded amount or incurs a gain or loss. The provisions of Statement No. 143 are effective for fiscal years beginning after June 15, 2002. The Company is in the process of implementing the provisions of Statement No. 143 and does not expect the implementation to have a material impact on its earnings or financial position.

Effective January 1, 2002, the Company adopted the provisions of Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reviewed the provisions of Statement No. 144 and concluded that it is in compliance with the provisions of this Statement and there is no implementation impact.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 requires companies to record exit or disposal costs when they are incurred and to initially measure these costs at fair value. Statement No. 146 also requires that recorded liabilities be adjusted in future periods to reflect changes in timing or estimated cash flows. The provisions of Statement No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company is in compliance with existing accounting requirements and will adopt the provisions of Statement No. 146 effective January 1, 2003.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Statement No. 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, Statement No. 148 requires expanded disclosures in both interim and annual financial statements about the method used to account for stock-based compensation and the effect on reported results. At December 31, 2002, the Company continued to apply the provisions of Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and has implemented the new disclosure requirements of Statement No. 148, which is included in the Accounting Policies footnote in the Notes to Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition and measurement provisions of Interpretation No. 45 are effective for all guarantees entered into or modified after December 31, 2002. Interpretation No. 45 also requires additional disclosures related to guarantees in interim and annual financial statements. The Company has implemented the new disclosure requirements of Interpretation No. 45 at December 31, 2002. See the Contingencies and Environmental Matters footnote included in the Notes to Consolidated Financial Statements for further details.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. The Interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, the Interpretation applies for periods beginning after June 15, 2003. The Company has no unconsolidated VIEs and therefore its consolidated financial statements are in compliance with the requirements of Interpretation No. 46 at December 31, 2002.

   CRITICAL ACCOUNTING AREAS

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. The Company's estimates are based on historical experience and currently available information. Actual results could differ from such estimates. The following paragraphs summarize the Company's critical accounting areas. Additional accounting policies are discussed in the Notes to Consolidated Financial Statements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company regularly reviews past due accounts receivable balances and information regarding the financial stability of its significant customers in order to identify customers with potential collectibility issues. Upon completion of its review, and giving consideration to economic conditions, the Company estimates the probability of default of each of the customer balances identified. Based on its probability estimates, the Company establishes an allowance for doubtful accounts that is deemed sufficient to cover any potential losses. Due to the judgment required to determine the financial stability of customers and to predict future economic conditions, the actual losses from uncollectible accounts could differ from management's estimates.

INVENTORY OBSOLESCENCE

The Company reviews its inventory for potential impairment on a quarterly or more frequent basis as deemed necessary. Such review includes, but is not limited to, reviewing the levels of inventory versus customer requirements, shelf life, obsolescence, and the ability to rework or blend inventory items. The review and evaluation also considers the potential sale of off-grade or impaired inventory at lower than market prices. If it is determined that inventory items are impaired, the Company adjusts its reserves to cover the estimated amount of the impairment.

RECOVERABILITY OF LONG-LIVED ASSETS AND GOODWILL

The Company evaluates the recoverability of the carrying value of long-lived assets of its businesses, excluding goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under such circumstances, the Company assesses whether the projected undiscounted cash flows of its businesses are sufficient to recover the existing unamortized cost of its long-lived assets. If the undiscounted projected cash flows are not sufficient, the Company calculates the impairment amount by discounting the projected cash flows using its weighted average cost of capital. The amount of the impairment is written off against earnings in the period in which the impairment has been determined.

The Company tests the recoverability of the goodwill of each of its reporting units on an annual basis, or sooner if events occur or circumstances change, by comparing the net book value to the estimated fair value of each of its reporting units to determine if there is a potential impairment issue. The fair value is estimated based on the discounted projected cash flows. If the fair value is not sufficient to cover the carrying value of the reporting unit, the Company calculates the goodwill impairment amount related to that reporting unit in accordance with FASB Statement No. 142. Any impairment is recorded to earnings in the period in which the amount has been determined.

INCOME TAXES

Income taxes payable reflects the Company's current tax provision and management's estimate of the tax liability relating to the outcome of current and future tax audits. If the actual outcome of audits differs from the Company's estimates, an adjustment to income taxes payable could be required, which may result in additional income tax expense (or benefit).

The Company records deferred tax assets and liabilities based on differences between the financial statement and tax basis of assets and liabilities using currently enacted tax rates. The Company also records deferred tax assets for the expected future tax benefits of net operating losses and credit carryforwards. Valuation allowances are established when the Company determines that the results of future operations may not generate sufficient taxable income to realize its deferred tax assets. Thus, changes in future results of operations could result in adjustments to the Company's valuation allowances.

STOCK-BASED COMPENSATION

As permitted under FASB Statements No. 123 and No. 148, the Company elected to continue its historical method of accounting for stock-based compensation in accordance with APB 25. Under APB 25, compensation expense for fixed plans is recognized based on the difference between the exercise price and the stock price on the date of grant. Since the Company's fixed plan awards have been granted with an exercise price equal to the stock price on the date of grant, no compensation expense has been recognized in the statement of operations for these awards. However, compensation expense has been recognized for the restricted awards under the Company's long-term incentive programs in accordance with the provisions of APB 25, which would be unchanged under FASB Statements No. 123 and No. 148. Had the provisions of FASB Statements No. 123 and No. 148 been applied to the fixed plan awards, the Company would have assigned a value to each award based on the stock price on the date of grant, the exercise price, the expected life of the award, the dividend yield, the risk-free interest rate and the volatility of the Company's stock. The value of these awards would then be amortized to earnings over the service period. Refer to the Stock Incentive Plans footnote included in the Notes to Consolidated Financial Statements for the estimated earnings impact of applying FASB Statements No. 123 and 148 and the assumptions used.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

PENSION AND OTHER POST-RETIREMENT BENEFITS EXPENSE

The Company's calculation of pension and other post-retirement benefits expense is dependent on various assumptions used in determining such amounts. These assumptions include discount rates, health care cost trend rates, expected long-term rates of return on plan assets, mortality rates, expected salary and wage increases, and other factors. Components of pension and other post-retirement benefits expense include interest and service costs on the pension and other post-retirement benefit plans, expected returns on plan assets and amortization of certain unrecognized costs and obligations. Actual results that differ from the assumptions utilized are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions would affect its pension and other post-retirement benefits costs and obligations.

Consistent with past practice, the Company's discount rate used for the qualified and non-qualified domestic pension plans and the domestic other post-retirement benefit plans is based on high-quality corporate bonds. Since the pay-out structures for all plans are annuity based, rather than lump-sum, the use of bonds with long maturities is deemed appropriate. The Company utilized a discount rate of 6.75% for all domestic plans at December 31, 2002. As a sensitivity measure, a 25 basis point reduction in the discount rate would result in an approximately $0.6 million decrease to net earnings and a $16.8 million increase in the additional minimum liability in 2003.

The Company's rate of compensation increase is 4.0% for all domestic pension plans at December 31, 2002. The Company believes that this is a reasonable expectation of salary growth. As a sensitivity measure, an increase of 25 basis points would decrease net earnings by approximately $0.2 million.

The Company currently utilizes a 9.5% expected long-term rate of return on all domestic plan assets. The domestic expected rate of return on plan assets is derived by applying the expected returns on various asset classes to the Company's assumed asset allocation. The expected returns are based on the expected performance of the various asset classes and the expected benefit from active fund management. They are further supported by historical investment returns for various asset classes. The Company currently utilizes a weighted average expected long-term rate of return of 6.99% on its international plan assets. This international rate is developed primarily based on the same factors considered in developing the domestic long-term rate of return.

The 9.5% domestic expected rate of return is based on an assumed long-term inflation rate of 3%. The Company has assumed that normative investment returns on long-term bonds will be 350 basis points above inflation, or 6.5%. The assumed premiums for domestic and international equity investments over long-term bonds are 400 and 450 basis points, respectively. In addition, the Company has assumed an overall 50 basis point benefit from active fund management.

As noted above, the Company's domestic expected long-term rate of return on plan assets are further supported by historical returns for various classes of assets.(1) The Company believes the period since 1986 provides the most representative indication of potential investment market performance since it excludes the significantly higher interest rate environment of the 1978 through 1985 period. In addition, the Company believes that this period best reflects the policies of the existing Federal Reserve Board and represents an appropriate time period which includes multiple business cycles. The arithmetic average of annual investment returns from passive indices during this period was 10.8%, which is not materially different from the geometric average for the same period.

Although the Company believes post-1985 investment performance is the most relevant, it also believes it is useful to consider investment performance over longer periods of business expansion and contraction. In this regard, both 20-year and 30-year average returns based on the assumed asset allocation also show investment returns that are in excess of the 9.5% domestic expected investment return. The arithmetic average annual investment returns from passive indices during 20-year and 30-year periods were 12% and 11%, respectively.

Based on these factors, the Company believes that its domestic expected long-term rate of return is reasonable. The Company will continue to monitor and evaluate this assumption during 2003 in light of actual investment performance and the economic environment. As a sensitivity measure, a 50 basis point decrease in the

(1) Historical returns are evaluated based on an arithmetic average of annual returns derived from passive indices, such as the S&P 500, for various asset classes.

expected long-term rate of return on the plan's assets would result in an approximately $1.8 million decrease in net earnings in 2003.

The Company's assumed asset allocation for the domestic pension plans is based on investing approximately 60% of plan assets in equity instruments and 40% of plan assets in fixed income investments. The portfolio at December 31, 2002 is 47% invested in equities and 53% invested in fixed income investments. The deviation is a result of active fund management as the Company delayed rebalancing its portolio for equity losses incurred over the prior two years. Given the weak performance of equities over the last year, the deviation from the assumed asset allocation is estimated to have resulted in approximately a 1.4% benefit to overall investment returns in 2002. It is the Company's intention to rebalance to the assumed asset allocation as equity markets recover.

The Company currently utilizes a five-year "smoothed" asset value for its market-related value (as defined by FASB Statement No. 87) of domestic plan assets whereby 20% of the cumulative investment gains or losses are phased in to the market-related value each year. Due to recent severe investment underperformance, a significant portion of the total unrecognized actuarial losses for the domestic plans will be phased in over the next four years through the asset smoothing methodology. As these losses are phased in over future periods, they will impact the pension cost in two ways: first, the market-related value of assets used to determine the pension cost will be reduced; second, the phased-in losses will become subject to amortization in pension cost.

At December 31, 2002, $148 million of the $206 million of unrecognized actuarial losses on the domestic qualified pension plans represents the asset losses deferred through the asset smoothing. Accordingly, these deferred asset losses will be recognized in the market-related value of plan assets over the next four years. The scheduled recognition of the domestic deferred asset losses would result in a $2.0 million and $3.2 million decrease in net earnings for 2003 and 2004, respectively. The scheduled recognition of the deferred asset losses for the international pension plans are not material. Any future asset losses would primarily be phased in over five years through the smoothed market-related value mechanism and would subsequently be amortized in net earnings.

The remaining $58 million of the $206 million of unrecognized domestic actuarial losses mentioned above are due to prior asset losses that have been reflected in the market-related value, as well as other smaller sources of prior gains and losses. These amounts will be amortized to pension cost over approximately 12 years to the extent that they should exceed the 10% amortization corridor as defined by FASB Statement No. 87. The amortization of these losses would result in a $0.5 million decrease in net earnings for 2003. The amortization of losses associated with the international pension plans will not be material. Since future gains and losses beyond 2003 are a result of various factors as described herein, it is not possible to predict with certainty to what extent the combination of current and future losses may exceed the 10% amortization corridor and thereby be subject to further amortization.

Estimated funding requirements for the domestic pension plans are $20 million for 2003 and between $35 and $40 million for 2004, compared to $18 million contributed in 2002. The funding estimates are based upon actual December 31, 2002 asset values and the assumption that the Company would contribute the minimum required contributions. The funding estimates also assume no significant changes with regard to demographics, legislation, plan provisions, or actuarial assumptions or methods. In addition, it was assumed that 2003 experience matches the IRS/ERISA assumption basis for discounting pension liabilities (currently 8.5%) and that interest rates remain at year-end levels.

In addition, at December 31, 2002, the Company recognized a liability on its balance sheet for each pension plan if the fair value of the assets of that pension plan is less than the accumulated benefit obligation (ABO). This liability is called a "minimum pension liability" and is recorded as a charge in accumulated other comprehensive loss in stockholders' equity. In December 2002, the Company recorded a charge to accumulated other comprehensive loss of $78 million. This charge primarily represents the after-tax impact of recording the minimum pension liability for the pension plans. This charge had no impact on the Company's net income, liquidity, or cash flows.

Refer to the Pension and Other Post-Retirement Benefit Plans footnote in the Notes to Consolidated Financial Statements for more information regarding costs and assumptions for pension and other post-retirement benefits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

ENVIRONMENTAL MATTERS

The Company is involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions. A number of such matters involve, or may involve, claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. The Company and some of its subsidiaries have been identified by federal, state or local governmental agencies, and by other potentially responsible parties (each a "PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state statutes, as a PRP with respect to costs associated with waste disposal sites at various locations in the United States. In addition, the Company is involved with environmental remediation and compliance activities at some of its current and former sites in the United States and abroad.

Each quarter, the Company evaluates and reviews estimates for future remediation, and maintenance and management costs directly related to remediation, to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. As of December 31, 2002, the Company's reserves for environmental remediation activities totaled $128.8 million. The Company estimates its potential environmental liability to range from $116 million to $142 million as of December 31, 2002. It is possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

The Company intends to assert all meritorious legal defenses and all other equitable factors which are available to it with respect to the above matters. The resolution of these environmental matters could have a material adverse effect on its consolidated results of operations in any given year or other reporting period if a number of these matters are resolved unfavorably.

   MARKET RISK AND RISK-MANAGEMENT POLICIES

The Company's activities expose its earnings, cash flows and financial position to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. The Company maintains a foreign currency risk-management strategy that uses derivative instruments as needed to mitigate risk against foreign currency movements. The Company also maintains an interest rate risk-management strategy that uses derivative instruments as needed to manage interest rate volatility. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company has short-term exposure to changes in foreign currency exchange rates resulting from transactions entered into by the Company and its foreign subsidiaries in currencies other than their local currency (primarily trade payables and receivables). The Company is also exposed to currency risk on intercompany transactions (including intercompany loans). The Company manages these transactional currency risks on a consolidated basis, which allows it to net its trade payable and receivable exposure. The Company purchases foreign currency forward contracts, primarily denominated in Euros, Canadian dollars, Swiss francs and Singapore dollars, to hedge its transaction exposure. These contracts are generally settled on a monthly basis. Realized and unrealized gains and losses on foreign currency forward contracts are recognized in other expense, net to offset the impact of valuing recorded foreign currency trade payables, receivables and intercompany transactions. The Company has not designated these derivatives as hedges under FASB Statement No. 133, although it believes these instruments reduce the Company's exposure to foreign currency risk. The net effect of the realized and unrealized gains and losses on these derivatives and the underlying transactions is not significant at December 31, 2002.

The Company also has equity option contracts that consist of sold put option contracts and purchased call option contracts at various strike prices. The Company entered into these contracts to hedge the expense variability associated with its obligations under its long-term incentive plans. The sold put option contracts and purchased call option contracts cover 3.2 million shares of common stock, with a weighted average strike price of $16.52 per share for the put contracts and $16.69 per share for the call contracts. These contracts have an expiration date of February 14, 2003 and require net cash settlement. As of December 31, 2002, a liability of $33.8 million has been included in accrued expenses to reflect the unrealized loss on these option contracts based on the year-end closing price of the Company's common stock. In February 2003, the Company settled these equity option contracts for $35.1 million and entered into a new equity option contract that consists of a sold put option contract and a purchased call option contract, covering 3.2 million shares of common stock, with a strike price of $5.66 for the put contract and $5.75 per share for the call contract. The new contract has an expiration date of May 9, 2003 and requires net cash settlement.

The Company has designated a portion of the equity option contracts as cash flow hedges of the risk associated with the unvested, unpaid awards under its long-term incentive plans. Changes in market value related to the portion of the option contracts designated and effective as hedges have been recorded as a component of accumulated other comprehensive loss (AOCL). The amount included in AOCL is subject to changes in the stock price and is being amortized ratably to selling, general and administrative expense (SG&A) over the remaining service periods of the hedged long-term incentive plans. Changes in market value related to the remaining portion of the option contracts are recognized in SG&A. Based on the December 31, 2002 closing price of the Company's common stock, the anticipated amortization from AOCL to SG&A over the next 12 months will be approximately $1 million.

The Company uses interest rate swap contracts, which expire in 2003, as cash flow hedges to convert its $57.1 million long-term variable rate Euro denominated debt to fixed rate debt. Each interest rate swap contract is designated with the principal balance and the term of the specific debt obligation. These contracts involve the exchange of interest payments over the life of the contract without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is recognized as an adjustment to interest expense. In accordance with FASB Statement No. 133 and FASB Statement No. 138, the changes in the fair value of derivatives that are designated as cash flow hedging instruments are recognized as a component of accumulated other comprehensive loss. In the event of early extinguishment of the designated debt obligations, any realized or unrealized gain or loss from the swap would be recognized in earnings coincident with any extinguishment gain or loss.

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

INTEREST RATE SENSITIVITY

                                                                                              2008 and                 Fair Value at
(IN THOUSANDS)                         2003        2004      2005        2006        2007    Thereafter      Total       12/31/02
------------------------------------------------------------------------------------------------------------------------------------
 LONG-TERM DEBT:
   Fixed rate                        $165,000    $ 3,560   $601,206    $151,301              $  270,000   $1,191,067    $1,117,419
   Average interest rate                 7.63%      7.80%      7.81%       6.82%     7.19%         7.19%

   Variable rate - swapped           $ 57,051                                                             $   57,051    $   57,051
   Average interest rate (a)             4.80%

   Other variable rate                           $25,000                                     $    8,500   $   33,500    $   33,500
   Average interest rate (a)             3.10%      3.10%      1.75%       1.75%     1.75%         1.75%

 INTEREST RATE SWAPS:
 Total pay fixed/receive variable    $ 57,051                                                             $   57,051    $     (883)
   Average pay rate                      5.11%
   Average receive rate (a)              2.91%

(a) Average variable interest rate is based on rates in effect at December 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

   FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report are forward-looking statements that involve risks and uncertainties, including, but not limited to, general economic conditions, antitrust investigations, pension and other post-retirement benefit plan assumptions, energy and raw material prices and availability, production capacity, changes in interest rates and foreign currency exchange rates, changes in technology, market demand and customer requirements, expected restructuring activities and cost reductions, the enactment of more stringent environmental laws and regulations, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission. These statements are based on currently available information and the Company's actual results may differ significantly from the results discussed. Forward-looking information is intended to reflect opinions as of the date this report was produced and such information will not necessarily be updated by the Company.

   ADJUSTED FINANCIAL MEASURES

The Company has provided adjusted sales, operating profit and net earnings information in the Operating Results - 2002 compared to 2001 and 2001 compared to 2000 sections of Management's Discussion and Analysis of Financial Condition and Results of Operations. The purpose of providing these adjusted financial measures is to more fully explain the underlying operational performance of the Company by eliminating the effect of special items which can obscure trends that are necessary for a balanced appraisal of the Company's activities that occur in the normal course of operations. The adjustments include facility closures, severance and related costs, antitrust investigation costs, impairment charges and losses on the sale of business units. In addition, in the Operating Results
- 2002 compared to 2001 section, sales and operating profit have been adjusted to exclude the operating results of the divested business units. Readers should not consider these adjusted financial measures as a substitute for the Company's reported financial results, which are presented in accordance with accounting principles generally accepted in the United States of America (GAAP). The additional information should be used as a supplement to GAAP results to assist the reader in better understanding the operational performance of the Company.

   OPERATING RESULTS - 2002 COMPARED TO 2001

OVERVIEW

Consolidated net sales of $2.55 billion in 2002 decreased 6% from $2.72 billion in 2001. The decrease was primarily the result of the divestiture of business units of 4% and lower selling prices of 3%, partially offset by favorable foreign currency impact of 1%. International sales, including U.S. exports, were 50% of total sales, up from 48% in 2001. This increase was primarily due to the weaker domestic economy and the strengthening of the Euro versus the U.S. dollar.

The net loss for 2002 was $283.5 million, or $2.45 per diluted common share, as compared to a net loss of $123.9 million, or $1.10 per common share in 2001. The net loss for 2002 included after-tax special charges for facility closures, severance and related costs ($14.6 million), antitrust investigation costs ($3.9 million), a loss on the sale of the industrial specialties business unit ($21.1 million) and a cumulative effect of accounting change ($299 million). The net loss for 2001 included after-tax special charges for facility closures, severance and related costs ($75 million), an impairment of long-lived assets ($50.8 million) and a loss on the sale of the industrial colors business unit and nitrile rubber joint venture ($14.1 million). Net earnings before such special items were $55.1 million in 2002 as compared to $15.9 million in 2001.

Gross profit as a percentage of sales increased to 31.1% in 2002 from 29.9% in 2001. The increase in gross margin was primarily due to the impact in 2002 of lower manufacturing costs, including savings from cost reduction initiatives and lower raw material and energy costs, plus inventory charges in 2001 related to closed sites of $7.5 million, partially offset by lower selling prices in 2002.

Operating profit for 2002 was $146.4 million as compared to an operating loss of $53.6 million in 2001. Operating profit for 2002 included special charges for facility closures, severance and related costs ($23.3 million) and antitrust investigation costs ($6.3 million). The operating loss for 2001 included special charges for facility closures, severance and related costs ($114 million), an impairment of long-lived assets ($80.4 million) and operating losses related to divested business units ($4.9 million). Operating profit before such special items and divested operations increased 21% to $176 million in 2002 from $145.7 million in 2001, as summarized in the following table.

                                                                                    2001
                                                                  --------------------------------------------
                                                                      As            Divested
(IN THOUSANDS)                                            2002    Reported(a)   Business Units(b)   As Adjusted
---------------------------------------------------------------------------------------------------------------
NET SALES
Polymer Products
  Polymer Additives                                $ 1,110,804    $ 1,125,910    $         -        $ 1,125,910
  Polymers                                             270,954        292,092              -            292,092
  Polymer Processing Equipment                         172,702        202,653              -            202,653
  Eliminations                                         (15,064)       (13,805)             -            (13,805)
---------------------------------------------------------------------------------------------------------------
                                                     1,539,396      1,606,850              -          1,606,850
---------------------------------------------------------------------------------------------------------------
Specialty Products
  OrganoSilicones                                      456,601        432,255              -            432,255
  Crop Protection                                      240,142        245,562              -            245,562
  Other                                                310,733        434,131       (105,956)           328,175
---------------------------------------------------------------------------------------------------------------
                                                     1,007,476      1,111,948       (105,956)         1,005,992
---------------------------------------------------------------------------------------------------------------
Total net sales                                    $ 2,546,872    $ 2,718,798    $  (105,956)       $ 2,612,842
===============================================================================================================

OPERATING PROFIT (LOSS)
Polymer Products
  Polymer Additives                                $    79,403    $    55,723    $         -        $    55,723
  Polymers                                              41,028         42,243          5,062             47,305
  Polymer Processing Equipment                         (13,766)       (15,647)             -            (15,647)
---------------------------------------------------------------------------------------------------------------
                                                       106,665         82,319          5,062             87,381
---------------------------------------------------------------------------------------------------------------
Specialty Products
  OrganoSilicones                                       56,031         46,135              -             46,135
  Crop Protection                                       60,241         79,186              -             79,186
  Other                                                  7,960         10,779           (150)            10,629
---------------------------------------------------------------------------------------------------------------
                                                       124,232        136,100           (150)           135,950
---------------------------------------------------------------------------------------------------------------
General corporate expense including amortization       (54,919)       (77,620)             -            (77,620)
---------------------------------------------------------------------------------------------------------------
Total operating profit before special items            175,978        140,799    $     4,912        $   145,711
                                                                                 ==============================
Special items (c)                                      (29,623)      (194,399)
------------------------------------------------------------------------------
Total operating profit (loss)                      $   146,355    $   (53,600)
==============================================================================

(a) 2001 segment sales and operating profit (loss) have been restated to conform to the 2002 presentation. See the Business Segment Data footnote included in the Notes to Consolidated Financial Statements for details.

(b) Includes the third and fourth quarter operating results of the industrial specialties business unit (sold June 28, 2002) and the twelve months of operating results of the industrial colors business unit and the nitrile rubber joint venture (both sold in December 2001).

(c) Special items include antitrust investigation costs of $6,306 in 2002, impairment of long-lived assets of $80,366 in 2001, and facility closures, severance and related costs of $23,317 and $114,033 (including $7,517 in cost of products sold) in 2002 and 2001, respectively.

POLYMER PRODUCTS

Polymer additives sales of $1.11 billion were down 1% from 2001 primarily due to lower pricing of 3%, partially offset by increases of 1% in both unit volume and foreign currency translation. Plastic and petroleum additives sales were both essentially unchanged, as increases in volume were offset by lower pricing. Urethane additives sales decreased 6% primarily due to the loss of certain low margin business. Rubber additives sales were down 3% primarily due to lower selling prices, partially offset by an increase in volume. Polymer additives operating profit of $79.4 million increased 42% from 2001 primarily due to lower manufacturing costs, including savings from cost reduction initiatives and lower raw material and energy costs, partially offset by lower selling prices.

Polymers sales of $271.0 million were down 7% from 2001 primarily due to lower pricing of 5% and lower volume of 3%, partially offset by higher foreign currency translation of 1%. EPDM sales were down 14% primarily due to the negative impact that industry overcapacity had on price and volume. Urethane polymers sales were up 1% primarily due to higher volume. Operating profit of $41.0 million declined 3% from 2001. After adjusting 2001 to exclude the divested nitrile rubber joint

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

venture ($5.1 million operating loss), operating profit was down 13%. The decline was primarily due to lower EPDM selling prices and volume, partially offset by reduced raw material and energy costs.

Polymer processing equipment sales of $172.7 million decreased 15% from 2001 primarily due to lower volume resulting from depressed demand for capital equipment. Despite lower sales, the operating loss of $13.8 million was favorable versus the prior year by 12% primarily due to the impact of cost reduction initiatives. The equipment order backlog totaled $76 million at the end of 2002 compared to $83 million at the end of 2001.

SPECIALTY PRODUCTS

OrganoSilicones sales of $456.6 million rose 6% from 2001 due primarily to higher volume of 10% and higher foreign currency translation of 1%, partially offset by lower selling prices of 5%. The volume improvement was primarily due to improved international demand. Operating profit of $56.0 million was up 21% from 2001 primarily due to higher volume and lower manufacturing costs, including savings associated with plant expansions and reduced raw materials costs, partially offset by lower selling prices and an unfavorable sales mix.

Crop protection sales of $240.1 million were down 2% from 2001 primarily due to a 3% decline in volume, as demand decreased in Europe, Canada and Asia Pacific, partially offset by higher foreign currency translation of 1%. Operating profit of $60.2 million decreased 24% from 2001 primarily due to lower volume, an unfavorable sales mix, lower joint venture earnings of $4.5 million and a prior year non-recurring pension curtailment gain of $4.7 million.

Other sales of $310.7 million decreased 28% from 2001. After adjusting 2001 to exclude the impact of the divested industrial specialties and industrial colors business units, sales were down 5% primarily due to lower volume. Operating profit of $8.0 million was down 26% from 2001. On an adjusted basis, operating profit declined 25% primarily due to lower unit volume and higher operating costs.

OTHER

Selling, general and administrative expenses of $396.3 million decreased 6% compared to 2001. The decrease was primarily due to the Company's cost savings initiatives and the divestitures of the industrial specialties and the industrial colors business units. Depreciation and amortization decreased 21% primarily due to the implementation of the goodwill non-amortization provision of FASB Statement No. 142 and reduced depreciation expense resulting from both the fourth quarter 2001 asset impairment charge and from the divestitures of the industrial specialties and industrial colors business units. Research and development costs decreased slightly as the impact of the divested business units exceeded the increase in new product development costs. Equity income decreased 15%, primarily as a result of lower earnings from the Gustafson seed treatment joint venture, partially offset by the elimination of the 2001 loss of the nitrile rubber joint venture (sold in December 2001).

Facility closures, severance and related costs were $23.3 million in 2002 as compared to $106.5 million in 2001. These costs were the result of the Company's cost savings initiatives announced in July 2001 and October 2001 and include primarily severance, asset write-offs and impairments, demolition and decommissioning costs and pension curtailments related to closed sites.

Asset impairments in 2001 of $80.4 million included $66.7 million related to the rubber additives business and $13.7 million related to the trilene business. These charges were the result of changes in the marketplace, which caused the carrying amount of the long-lived assets of these businesses to be impaired.

Interest expense decreased 7% mainly due to the decrease in the outstanding debt balance.

Other expense, net, of $35.4 million in 2002 increased from $25.1 million in 2001. The 2002 balance included a loss of $34.7 million on the sale of the industrial specialties business unit and the 2001 balance included losses of $17.3 million on the sale of the industrial colors business unit and $1.8 million on the sale of the nitrile rubber joint venture. Excluding the losses on divestments, other expense, net, decreased $5.3 million due to numerous variations, none of which were separately significant.

The effective tax rate, excluding the impact of special items, was 25.2% in 2002 compared to the 2001 rate of 36%. The reduction in the effective tax rate in 2002 was primarily due to the impact of the goodwill non-amortization provision of FASB Statement No. 142.

   OPERATING RESULTS - 2001 COMPARED TO 2000

OVERVIEW

Consolidated net sales of $2.72 billion in 2001 decreased 11% from $3.04 billion in 2000. The decrease was primarily the result of the weak domestic economy, including lower selling prices and an unfavorable foreign currency impact of 1% each. International sales, including U.S. exports, were 48% of total sales, up from 46% in 2000. This increase was primarily due to the weak domestic economy.

The net loss for 2001 was $123.9 million, or $1.10 per common share, as compared to net earnings of $89.3 million, or $0.78 per common share in 2000. The net loss for 2001 included after-tax special charges for facility closures, severance and related costs ($75 million), an impairment of long-lived assets ($50.8 million) and a loss on the sale of the industrial colors business unit and nitrile rubber joint venture ($14.1 million). Net earnings for 2000 included after-tax special charges for facility closures, severance and related costs ($15 million). Net earnings before such special items were $15.9 million, or $0.14 per common share, in 2001 as compared to $104.3 million, or $0.91 per common share, in 2000.

Gross profit as a percentage of sales decreased to 29.9% in 2001 from 31.6% in 2000. The decrease in gross margin was primarily due to higher raw material and energy costs, lower selling prices, unfavorable absorption and foreign currency variances, and inventory charges related to closed sites of $7.5 million in 2001 versus $3.0 million in 2000.

The operating loss for 2001 was $53.6 million compared to operating profit of $268.3 million in 2000. The operating loss for 2001 included special charges for facility closures, severance and related costs ($114 million) and an impairment of long-lived assets ($80.4 million). Operating profit for 2000 included special charges for facility closures, severance and related costs ($23.1 million). Operating profit before such special items decreased to $140.8 million in 2001 from $291.5 million in 2000, as summarized in the following table.

(IN THOUSANDS)                     2001 (a)       2000 (a)
-----------------------------------------------------------
NET SALES
Polymer Products
  Polymer Additives              $ 1,125,910    $ 1,233,656
  Polymers                           292,092        338,577
  Polymer Processing Equipment       202,653        310,490
  Eliminations                       (13,805)       (14,175)
-----------------------------------------------------------
                                   1,606,850      1,868,548
-----------------------------------------------------------
Specialty Products
  OrganoSilicones                    432,255        484,424
  Crop Protection                    245,562        238,547
  Other                              434,131        446,911
-----------------------------------------------------------
                                   1,111,948      1,169,882
-----------------------------------------------------------
Total net sales                  $ 2,718,798    $ 3,038,430
===========================================================

OPERATING PROFIT (LOSS)
Polymer Products
  Polymer Additives              $    55,723    $   108,223
  Polymers                            42,243         68,020
  Polymer Processing Equipment       (15,647)        24,640
-----------------------------------------------------------
                                      82,319        200,883
-----------------------------------------------------------
Specialty Products
  OrganoSilicones                     46,135         84,139
  Crop Protection                     79,186         72,747
  Other                               10,779         18,468
-----------------------------------------------------------
                                     136,100        175,354
-----------------------------------------------------------
General corporate expense
  including amortization             (77,620)       (84,754)
-----------------------------------------------------------
Total operating profit
  before special items               140,799        291,483
Special items (b)                   (194,399)       (23,148)
-----------------------------------------------------------
Total operating profit (loss)    $   (53,600)   $   268,335
===========================================================

(a) 2001 and 2000 segment sales and operating profit (loss) have been restated to conform to the 2002 presentation. See the Business Segment Data footnote included in the Notes to Consolidated Financial Statements for details.

(b) Special items include impairment of long-lived assets of $80,366 in 2001 and facility closures, severance and related costs of $114,033 (including $7,517 in cost of products sold) and $23,148 (including $2,967 in cost of products sold) in 2001 and 2000, respectively.

POLYMER PRODUCTS

Polymer additives sales of $1.13 billion decreased 9% from 2000 primarily due to lower volume of 6%, with the remainder due equally to lower pricing and foreign currency translation. Plastic additives sales were down 9% primarily due to lower pricing and volume resulting from weak economic conditions. Urethane additives sales declined 7% primarily as a result of lower volume resulting from weak economic conditions and lower foreign currency translation. Rubber additives sales decreased 21% primarily due to lower volume attributable to the economic slowdown and negative customer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

reaction to a third quarter price increase. Petroleum additives sales were up 9% primarily due to volume growth resulting from a domestic motor oil reformulation. Polymer additives operating profit of $55.7 million declined 49% from 2000 primarily due to lower volume, lower selling prices, and higher manufacturing costs resulting from increased raw material and energy costs and reduced plant throughput.

Polymers sales of $292.1 million were down 14% from 2000 primarily due to lower volume. EPDM sales declined 16% primarily as a result of weakness in the automotive and commercial roofing markets. Urethane polymers sales decreased 11% primarily due to lower volume resulting from industrial production in the United States being down five consecutive quarters. Polymers operating profit of $42.2 million declined 38% from 2000 primarily due to lower volume and higher manufacturing costs resulting from reduced plant throughput.

Polymer processing equipment sales of $202.7 million were down 35% from 2000 primarily due to a steep decline in domestic capital spending. The depressed level of sales resulted in an operating loss of $15.6 million, worse than 2000 by $40.3 million. The equipment order backlog totaled $83 million at the end of 2001, down $22 million from the end of 2000.

SPECIALTY PRODUCTS

OrganoSilicones sales of $432.3 million declined 11% from 2000 primarily due to lower volume of 8% resulting from the sluggish domestic economy, and lower pricing and foreign currency translation of 2% and 1%, respectively. Operating profit of $46.1 million was down 45% from 2000 primarily due to lower sales volume, lower selling prices, an unfavorable product mix, and higher manufacturing costs resulting from reduced plant throughput.

Crop protection sales of $245.6 million were up 3% from 2000 primarily due to a 5% increase in volume resulting from increased demand in Latin America and Europe, partially offset by lower foreign currency translation of 2%. Operating profit of $79.2 million increased 9% from 2000 primarily due to higher sales volume and a pension curtailment gain of $4.7 million.

Other sales of $434.1 million were 3% below 2000 primarily as a result of lower volume of 5%, partially offset by higher selling prices of 2%. Refined products sales rose 2% primarily due to a partial recovery of increased raw material and energy costs through higher selling prices. Sales for the industrial colors business unit (sold December 2001) and the industrial specialties business unit (sold June 2002) were down 19% and 5%, respectively, primarily due to lower volume. Operating profit of $10.8 million declined 42% from 2000 primarily due to lower sales volume, an unfavorable product mix, and higher raw material and energy costs, partially offset by improved selling prices.

OTHER

Selling, general and administrative expenses of $421.6 million increased less than 1% versus 2000. Depreciation and amortization increased 2% due to a higher fixed asset base. Research and development costs decreased 3% primarily due to a reduction in spending on less critical projects. Equity income decreased 19% as a result of losses from the nitrile rubber joint venture and lower earnings from the Gustafson seed treatment joint venture.

Facility closures, severance and related costs were $106.5 million in 2001 as compared to $20.2 million in 2000. The 2001 costs were the result of the Company's cost savings initiative announced in July and include primarily severance, asset write-offs and impairments, demolition and decommissioning costs and pension curtailments related to closed sites. An additional $7.5 million of related inventory charges are included in cost of products sold. The 2000 costs include primarily the write-off of long-lived assets, decommissioning costs and severance related to the closure of the Company's manufacturing facility in Freeport, Grand Bahama Island. An additional $3.0 million of related inventory charges are included in cost of products sold.

Asset impairments of $80.4 million include $66.7 million related to the rubber additives business and $13.7 million related to the trilene business. These charges were the result of changes in the marketplace, which caused the carrying amount of the long-lived assets of these businesses to be impaired.

Interest expense decreased 9% mainly due to lower interest rates on the Company's borrowings and a decrease in debt.

Other expense, net, of $25.1 million increased $19.6 million from 2000. The increase is mainly due to losses in 2001 of $17.3 million on the sale of the industrial colors business unit and $1.8 million on the sale of the nitrile rubber joint venture.

The effective tax rate, excluding the impact of special items, was 36% in 2001 compared to the 2000 rate of 37%. The reduction in the effective tax rate in 2001 was primarily due to the beneficial impact of state tax audit settlements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)                    2002           2001           2000
---------------------------------------------------------------------------------------------------------
NET SALES                                                       $ 2,546,872    $ 2,718,798    $ 3,038,430

COSTS AND EXPENSES
Cost of products sold                                             1,754,123      1,905,336      2,077,088
Selling, general and administrative                                 396,266        421,554        417,643
Depreciation and amortization                                       146,550        185,570        182,017
Research and development                                             81,872         82,334         84,571
Equity income                                                        (7,917)        (9,278)       (11,405)
Facility closures, severance and related costs                       23,317        106,516         20,181
Antitrust investigation costs                                         6,306              -              -
Impairment of long-lived assets                                           -         80,366              -
---------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                                             146,355        (53,600)       268,335
Interest expense                                                    101,704        109,877        120,476
Other expense, net                                                   35,366         25,129          5,485
---------------------------------------------------------------------------------------------------------
EARNINGS (LOSS)
Earnings (loss) before income taxes and
  cumulative effect of accounting change                              9,285       (188,606)       142,374
Income taxes (benefit)                                               (6,189)       (64,662)        53,101
---------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect of accounting change        15,474       (123,944)        89,273
Cumulative effect of accounting change                             (298,981)             -              -
---------------------------------------------------------------------------------------------------------
Net earnings (loss)                                             $  (283,507)   $  (123,944)   $    89,273
=========================================================================================================

BASIC EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before cumulative effect of accounting change   $      0.13    $     (1.10)   $      0.78
Cumulative effect of accounting change                                (2.63)             -              -
---------------------------------------------------------------------------------------------------------
Net earnings (loss)                                             $     (2.50)   $     (1.10)   $      0.78
=========================================================================================================
DILUTED EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) before cumulative effect of accounting change   $      0.13    $     (1.10)   $      0.78
Cumulative effect of accounting change                                (2.58)             -              -
---------------------------------------------------------------------------------------------------------
Net earnings (loss)                                             $     (2.45)   $     (1.10)   $      0.78
=========================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

Years ended December 31, 2002 and 2001

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)               2002           2001
----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                    $    16,941    $    21,506
Accounts receivable                                         185,983        188,133
Inventories                                                 460,116        491,693
Other current assets                                        114,094        113,742
----------------------------------------------------------------------------------
   Total current assets                                     777,134        815,074
----------------------------------------------------------------------------------

NON-CURRENT ASSETS
Property, plant and equipment                               942,516      1,021,983
Cost in excess of acquired net assets                       584,633        897,404
Other assets                                                536,532        497,727
----------------------------------------------------------------------------------
   Total assets                                         $ 2,840,815    $ 3,232,188
==================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                           $     5,727    $    29,791
Accounts payable                                            276,133        234,985
Accrued expenses                                            267,849        285,329
Income taxes payable                                        116,111        111,905
Other current liabilities                                    15,670         20,608
----------------------------------------------------------------------------------
   Total current liabilities                                681,490        682,618
----------------------------------------------------------------------------------

NON-CURRENT LIABILITIES
Long-term debt                                            1,261,847      1,392,833
Post-retirement health care liability                       193,996        199,583
Other liabilities                                           503,599        409,613

STOCKHOLDERS' EQUITY
Common stock, $.01 par value -- issued 119,152,254
  and 119,187,077 shares in 2002 and 2001, respectively       1,192          1,192
Additional paid-in capital                                1,048,304      1,051,257
Accumulated deficit                                        (586,555)      (280,350)
Accumulated other comprehensive loss                       (200,426)      (151,839)
Treasury stock at cost                                      (62,632)       (72,719)
----------------------------------------------------------------------------------
   Total stockholders' equity                               199,883        547,541
----------------------------------------------------------------------------------
   Total liabilities and stockholders' equity           $ 2,840,815    $ 3,232,188
----------------------------------------------------------------------------------

                    See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000

INCREASE (DECREASE) IN CASH (IN THOUSANDS OF DOLLARS)      2002         2001         2000
-----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                   $(283,507)   $(123,944)   $  89,273
Adjustments to reconcile net earnings
(loss) to net cash provided by operations:
  Cumulative effect of accounting change                298,981            -            -
  Facility closures, severance and related costs         23,317      114,033       23,148
  Antitrust investigation costs                           6,306            -            -
  Impairment of long-lived assets                             -       80,366            -
  Losses on sale of business units                       34,705       19,121            -
  Depreciation and amortization                         146,550      185,570      182,017
  Equity income                                          (7,917)      (9,278)     (11,405)
  Deferred taxes                                        (38,431)     (84,820)      19,068
  Changes in assets and liabilities:
    Accounts receivable                                   7,858       93,053       25,359
    Inventories                                          22,683       22,771      (41,546)
    Other current assets                                 (2,659)     (10,736)     (24,171)
    Other assets                                         11,233       (5,591)      30,361
    Accounts payable                                     28,945       12,594      (64,271)
    Accrued expenses                                    (68,333)     (57,492)     (21,303)
    Income taxes payable                                 57,053      (12,770)       6,969
    Other current liabilities                            (4,531)       2,567       (3,790)
    Post-retirement health care liability                (5,632)      (6,614)     (10,858)
    Other liabilities                                   (16,609)     (36,019)     (22,914)
    Other                                                (8,101)       2,838         (892)
-----------------------------------------------------------------------------------------
Net cash provided by operations                         201,911      185,649      175,045

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of business units                   80,000       35,061            -
  Capital expenditures                                 (100,309)    (136,642)    (154,814)
  Merger related expenditures                            (1,990)      (5,855)     (66,740)
  Other investing activities                                464        6,788      (25,303)
-----------------------------------------------------------------------------------------
Net cash used in investing activities                   (21,835)    (100,648)    (246,857)

CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on long-term borrowings                     (141,742)    (103,905)    (424,075)
  (Payments) proceeds on short-term borrowings          (27,186)          67      (54,799)
  Proceeds on long-term notes                                 -            -      593,754
  (Payments) proceeds on accounts receivable sold          (157)      19,358       35,560
  Dividends paid                                        (22,698)     (22,542)     (22,763)
  Proceeds from interest rate swap contract                   -       21,870            -
  Treasury stock acquired                                     -            -      (54,003)
  Other financing activities                              6,415        1,555        8,959
-----------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities    (185,368)     (83,597)      82,633

CASH
  Effect of exchange rates on cash                          727         (675)        (587)
-----------------------------------------------------------------------------------------

  Change in cash                                         (4,565)         729       10,234
  Cash at beginning of period                            21,506       20,777       10,543
-----------------------------------------------------------------------------------------

  Cash at end of period                               $  16,941    $  21,506    $  20,777
=========================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

                                                                                      Accumulated
                                                       Additional                        Other
(IN THOUSANDS OF DOLLARS,                  Common       Paid-in        Accumulated    Comprehensive     Treasury
EXCEPT PER SHARE DATA)                      Stock       Capital          Deficit          Loss            Stock          Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                 $ 1,191     $1,047,518       $(200,374)     $ (61,238)       $(27,185)       $759,912
Comprehensive income:
   Net earnings                                                            89,273                                         89,273
   Equity adjustment for translation
     of foreign currencies                                                               (24,231)                        (24,231)
   Other                                                                                    (752)                           (752)
                                                                                                                        --------
Total comprehensive income                                                                                                64,290
Cash dividends ($.20 per share)                                           (22,763)                                       (22,763)
Stock options and other issuances
  (300,666 common shares and
  218,815 treasury shares)                       3          3,853                                          2,684           6,540
Treasury stock acquired (4,579,500 shares)                                                               (54,003)        (54,003)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                   1,194      1,051,371        (133,864)       (86,221)        (78,504)        753,976
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss:
   Net loss                                                              (123,944)                                      (123,944)
   Equity adjustment for translation
    of foreign currencies                                                                (22,038)                        (22,038)
   Minimum pension liability adjustment                                                  (37,576)                        (37,576)
   Other                                                                                  (6,004)                         (6,004)
                                                                                                                        --------
Total comprehensive loss                                                                                                (189,562)
Cash dividends ($.20 per share)                                           (22,542)                                       (22,542)
Stock options and other issuances
  (467,351 treasury shares)                                  (116)                                         5,785           5,669
Merger share adjustment (185,282 shares)        (2)             2                                                              -
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                   1,192      1,051,257        (280,350)      (151,839)        (72,719)        547,541
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss:
   Net loss                                                              (283,507)                                      (283,507)
   Equity adjustment for translation
     of foreign currencies                                                                30,038                          30,038
   Minimum pension liability adjustment                                                  (78,463)                        (78,463)
   Other                                                                                    (162)                           (162)
                                                                                                                        --------
Total comprehensive loss                                                                                                (332,094)
Cash dividends ($.20 per share)                                           (22,698)                                       (22,698)
Stock options and other issuances
  (831,949 treasury shares)                                (2,953)                                        10,087           7,134
Merger share adjustment (34,823 shares)          -              -                                                              -
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                 $ 1,192     $1,048,304       $(586,555)     $(200,426)       $(62,632)       $199,883
--------------------------------------------------------------------------------------------------------------------------------

                    See accompanying Notes to Consolidated Financial Statements.

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

ACCOUNTING DEVELOPMENTS

Effective January 1, 2002, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." The Company implemented the provisions of Statement No. 141 during the first quarter and completed the implementation of Statement No. 142 during the second quarter. For further details, see the Goodwill and Intangible Assets footnote included herein.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 requires companies to record a liability for asset retirement obligations in the period in which a legal obligation is created. Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived assets. In future periods, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Companies are also required to adjust the liability for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. Upon retirement of the long-lived asset, the Company either settles the obligation for its recorded amount or incurs a gain or loss. The provisions of Statement No. 143 are effective for fiscal years beginning after June 15, 2002. The Company is in the process of implementing the provisions of Statement No. 143 and does not expect the implementation to have a material impact on its earnings or financial position.

Effective January 1, 2002, the Company adopted the provisions of Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reviewed the provisions of Statement No. 144 and concluded that it is in compliance with the provisions of this Statement and there is no implementation impact.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 requires companies to record exit or disposal costs when they are incurred and to initially measure these costs at fair value. Statement No. 146 also requires that recorded liabilities be adjusted in future periods to reflect changes in timing or estimated cash flows. The provisions of Statement No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company is in compliance with existing accounting requirements and will adopt the provisions of Statement No. 146 effective January 1, 2003.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Statement No. 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, Statement No. 148 requires expanded disclosures in both interim and annual financial statements about the method used to account for stock-based compensation and the effect on reported results. At December 31, 2002, the Company continued to apply the provisions of Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and has implemented the new disclosure requirements of Statement No. 148, which are included in the Accounting Policies footnote included herein.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition and measurement provisions of Interpretation No. 45 are effective for all guarantees entered into or modified after December 31, 2002. Interpretation No. 45 also requires additional disclosures related to guarantees in interim and annual

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

financial statements. The Company has implemented the new disclosure requirements of Interpretation No. 45 at December 31, 2002. See the Contingencies and Environmental Matters footnote included herein for further details.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. The Interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, the Interpretation applies for periods beginning after June 15, 2003. The Company has no unconsolidated VIEs and therefore its consolidated financial statements are in compliance with the requirements of Interpretation No. 46 at December 31, 2002.

REVENUE RECOGNITION

The Company's revenue recognition policies and practices are in compliance with the guidelines of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

INVENTORY VALUATION

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense ($133.8 million in 2002, $146.7 million in 2001 and $142.7 million in 2000) is computed on the straight-line method using the following ranges of asset lives: buildings and improvements: 10 to 40 years, machinery, equipment and fixtures: 3 to 25 years.

Renewals and improvements which extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over their useful lives or the remaining lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS

Prior to January 1, 2002, the excess cost over the fair value of net assets of businesses acquired (goodwill) was being amortized on a straight-line basis over 20 to 40 years. Effective January 1, 2002, in accordance with FASB Statement No. 142, the Company discontinued the amortization of goodwill. Goodwill amortization expense was $26.1 million in 2001 and $26.5 million in 2000.

Patents, trademarks and other intangibles are being amortized principally on a straight-line basis over their estimated useful lives ranging from 5 to 40 years. Further information is provided in the Goodwill and Intangible Assets footnote included herein.

RECOVERABILITY OF LONG-LIVED ASSETS AND GOODWILL

The Company evaluates the recoverability of the carrying value of long-lived assets, excluding goodwill, of its businesses whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under such circumstances, the Company assesses whether the projected undiscounted cash flows of its businesses are sufficient to recover the existing unamortized cost of its long-lived assets. If the undiscounted projected cash flows are not sufficient, the Company calculates the impairment amount by discounting the projected cash flows using its weighted average cost of capital. The amount of the impaired assets is written off against earnings in the period in which the impairment is determined.

The Company evaluates the recoverability of the carrying value of goodwill on an annual basis, or sooner if events occur or circumstances change, in accordance with FASB Statement No. 142. See the Goodwill and Intangible Assets footnote included herein.

ENVIRONMENTAL LIABILITIES

Accruals for environmental remediation, and maintenance and management costs directly related to remediation, are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current laws and existing technologies. Each quarter, the Company evaluates and reviews estimates for future remediation and related costs to determine appropriate environmental reserve amounts. At December 31, 2002, environmental liabilities of $21.8 million have been included in accrued expenses and $107 million have been included in other liabilities. At December 31, 2001, environmental liabilities of $18 million have been included in accrued expenses and $127 million have been included in other liabilities. See the Contingencies and Environmental Matters footnote included herein for further details.

STOCK-BASED COMPENSATION

As permitted under FASB Statements No. 123 and No. 148, the Company elected to continue its historical method of accounting for stock-based compensation in accordance with APB 25. Under APB 25, compensation expense for fixed plans is recognized based on the difference between the exercise price and the stock price on the date of grant. Since the Company's fixed plan awards have been granted with an exercise price equal to the stock price on the date of grant, no compensation expense has been recognized in the statement of operations for these awards. However, compensation expense has been recognized for the restricted awards under the Company's long-term incentive programs in accordance with the provisions of APB 25, which would be unchanged under FASB Statements No. 123 and No. 148. The following table illustrates the effect on net earnings
(loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Statements No. 123 and No. 148 to all stock-based employee compensation awards.

(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   2002         2001         2000
-------------------------------------------------------------------
Net earnings (loss),
  as reported                   $(283,507)   $(123,944)   $  89,273
Add: Stock-based employee
  compensation expense
  included in net earnings
  (loss), net of tax                4,944        2,371        7,895
Deduct: Total stock-based
  employee compensation
  determined under fair
  value based accounting
  method for all awards,
  net of tax                      (10,863)     (11,598)     (15,319)
-------------------------------------------------------------------
Pro forma net earnings (loss)   $(289,426)   $(133,171)   $  81,849
===================================================================
 Earnings (loss) per share:
     Basic - as reported        $   (2.50)   $   (1.10)   $    0.78
     Basic - pro forma          $   (2.55)   $   (1.18)   $    0.72
     Diluted - as reported      $   (2.45)   $   (1.10)   $    0.78
     Diluted - pro forma        $   (2.50)   $   (1.18)   $    0.71
-------------------------------------------------------------------

FINANCIAL AND DERIVATIVE INSTRUMENTS

Financial and derivative instruments are presented in the accompanying consolidated financial statements at either cost or fair value as required by accounting principles generally accepted in the United States of America. Further information is provided in the Financial Instruments and Derivative Instruments and Hedging Activities footnotes included herein.

TRANSLATION OF FOREIGN CURRENCIES

Balance sheet accounts denominated in foreign currencies are translated at the current rate of exchange as of the balance sheet date, while revenues and expenses are translated at average rates of exchange during the periods presented. The cumulative foreign currency adjustments resulting from such translation are included in accumulated other comprehensive loss.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

STATEMENTS OF CASH FLOWS

Cash includes bank term deposits with original maturities of three months or less. Cash payments included interest payments of $105.4 million in 2002, $119.3 million in 2001 and $110.7 million in 2000. Cash payments also included a net income tax refund of $26.4 million in 2002 and income tax payments of $31.3 million in 2001 and $33.8 million in 2000. The net income tax refund in 2002 includes a $50 million federal income tax refund resulting from a recent change in tax legislation.

OTHER DISCLOSURES

Included in accounts receivable are allowances for doubtful accounts in the amount of $15.9 million in 2002 and $16.9 million in 2001.

Included in accrued expenses are accruals for facility closures, severance and related costs of $36.2 million in 2002 and $41.6 million in 2001 and merger related accruals of $2.6 million in 2002 and $7.8 million in 2001.

Included in other liabilities are pension liabilities of $316.2 million in 2002 and $179.6 million in 2001 and merger related accruals of $12.5 million in 2001.

Included in selling, general and administrative expenses are shipping and handling costs of $82.8 million, $87.9 million and $88.5 million in 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

   FACILITY CLOSURES, SEVERANCE AND RELATED COSTS

In July 2001, the Company announced a cost reduction initiative expected to lower annual operating costs by approximately $60 million through a program of facility consolidation, workforce reduction, and improvements in procurement and working capital control. As of December 31, 2002, the Company successfully reduced annual operating costs by approximately $60 million by closing seven manufacturing facilities and by reducing its headcount by more than 800 positions. During the fourth quarter of 2002, the Company substantially completed the relocation of its corporate headquarters from Greenwich, CT to Middlebury, CT. In 2001, as a result of the cost reduction initiative, the Company recorded a pre-tax charge for facility closures, severance and related costs of $114 million (of which $7.5 million is included in cost of products sold). In 2002, as a result of the cost reduction initiative and the relocation of the corporate headquarters, the Company recorded a pre-tax charge for facility closures, severance and related costs of $22.7 million. These charges are summarized as follows:

                     Severance      Asset        Other
                       and       Write-offs     Facility
                      Related        and        Closure
(IN THOUSANDS)       Costs(a)   Impairments(b)  Costs(c)      Total
---------------------------------------------------------------------
2001 charge          $  45,466    $  41,847    $  26,720    $ 114,033
Cash payments           (8,526)           -       (2,022)     (10,548)
Non-cash charges        (6,706)     (41,847)     (13,866)     (62,419)
---------------------------------------------------------------------
Balance at
 December 31, 2001      30,234            -       10,832       41,066
2002 charge             11,467        4,918        6,332       22,717
Cash payments          (16,480)           -       (6,285)     (22,765)
Non-cash charges          (988)      (4,918)         459       (5,447)
---------------------------------------------------------------------
Balance at
 December 31, 2002   $  24,233    $       -    $  11,338    $  35,571
=====================================================================

(a) Includes severance at various sites and pension curtailments related to closed sites.
(b) Includes primarily asset write-offs and impairments related to closed sites, and the write-down of an equity investment relating to the impairment of assets of an affiliate.
(c) Includes primarily demolition, decontamination and decommissioning costs and inventory charges related to closed sites.

In December 2000, the Company closed its manufacturing facility in Freeport, Grand Bahama Island. In connection with the facility closure, the Company incurred a pre-tax charge of $23.1 million in 2000 (of which $3.0 million is included in cost of products sold). In 2002, due to changes in the original estimate, the Company recorded a pre-tax charge of $0.6 million for additional facility closure and maintenance costs. These charges are summarized as follows:

                      Write-Off     Facility    Severance
                         of       Closure and      and
                     Long-Lived   Maintenance     Other
(IN THOUSANDS)         Assets        Costs        Costs       Total
---------------------------------------------------------------------
December 2000
 charge               $ 15,498     $  6,210     $  1,440    $ 23,148
 Realized              (15,498)      (3,213)           -     (18,711)
---------------------------------------------------------------------
Balance at
  December 31, 2000          -        2,997        1,440       4,437
 Cash payments               -       (2,513)      (1,440)     (3,953)
---------------------------------------------------------------------
Balance at
  December 31, 2001          -          484            -         484
 2002 charge                 -          600            -         600
 Cash payments               -         (484)           -        (484)
---------------------------------------------------------------------
Balance at
  December 31, 2002   $      -     $    600     $      -    $    600
---------------------------------------------------------------------

   ASSET IMPAIRMENTS

During the fourth quarter of 2001, as a result of changes in the marketplace, the Company evaluated the recoverability of the long-lived assets of its rubber additives and trilene businesses. The rubber additives business (included in the Polymer Additives reporting segment) has experienced industry-wide overcapacity, customer consolidation and low cost regional competition, which have led to deteriorating pricing and marginally profitable long-term prospects. For the trilene business (which represents less than $4 million of net sales included in the Polymers reporting segment), the issue has been a lack of demand with little prospect for improvement. Based on the projected cash flows, the Company determined that the carrying values of the long-lived assets of these businesses were impaired and recorded impairment charges of $66.7 million and $13.7 million related to the rubber additives and trilene businesses, respectively. These amounts were charged to operating profit in the fourth quarter of 2001 with an offsetting reduction to the long-lived assets of the businesses, primarily property, plant and equipment.

   DIVESTITURES AND JOINT VENTURES

In June 2002, the Company sold its industrial specialties business unit (excluding retained accounts receivable and accounts payable, with a net value of approximately $10 million) for $95 million, including cash proceeds of $80 million and a note receivable of $15 million due February 2003. The sale resulted in a pre-tax loss of $34.7 million (included in other expense, net).

In December 2001, the Company sold its industrial colors business unit for $32 million, which resulted in a pre-tax loss of $17.3 million (included in other expense, net).

Also in December 2001, the Company sold its equity interest in the nitrile rubber joint venture for $3.1 million. The sale resulted in a pre-tax loss of $1.8 million (included in other expense, net).

In March 2001, the Company sold its equity interest in Yorkshire Group PLC for $7 million. The sale resulted in a pre-tax loss of $1.5 million (included in other expense, net).

   MERGER ACCRUALS

On September 1, 1999, Crompton and Knowles Corporation (C&K) merged with Witco Corporation (Witco) in a tax-free stock-for-stock merger (the "Merger"). As a result of the Merger, the Company recorded $176.1 million of merger related accruals in 1999 as a component of cost in excess of acquired net assets (goodwill), summarized as follows:

                            Severance                   Other
                               and         Merger      Merger
                             Related      Related      Related
(IN THOUSANDS)                Costs         Fees        Costs         Total
-----------------------------------------------------------------------------
September 1, 1999 accrual   $ 128,261    $  41,619    $   6,174    $ 176,054
Cash payments                 (53,961)     (10,400)        (967)     (65,328)
-----------------------------------------------------------------------------
Balance at
 December 31, 1999             74,300       31,219        5,207      110,726
Cash payments                 (37,583)     (25,325)      (3,832)     (66,740)
Purchase accounting
 adjustments                  (19,039)      (5,894)       6,231      (18,702)
-----------------------------------------------------------------------------
Balance at
 December 31, 2000             17,678            -        7,606       25,284
Cash payments                  (3,019)           -       (2,836)      (5,855)
-----------------------------------------------------------------------------
Non-cash charges                 (983)           -         (862)      (1,845)
Balance at
 December 31, 2001             13,676            -        3,908       17,584
Cash payments                    (764)           -       (1,226)      (1,990)
Non-cash charges                    -            -         (157)        (157)
Reserve adjustments(a)        (12,571)           -         (536)     (13,107)
-----------------------------------------------------------------------------
Balance at
 December 31, 2002          $     341    $       -    $   1,989    $   2,330
-----------------------------------------------------------------------------

(a) Represents the reversal of reserves no longer deemed necessary, of which $12.6 million was a reduction of goodwill.

Also, as a result of the Merger, the Company recorded a charge of $29.5 million during the fourth quarter of 1999, summarized as follows:

                            Severance     Facility    Other
                               and      Closure and   Merger
                             Related    Maintenance  Related
(IN THOUSANDS)                Costs        Costs       Costs       Total
---------------------------------------------------------------------------
Fourth quarter 1999 charge   $ 18,959    $  8,988    $  1,571    $ 29,518
Cash payments                  (8,942)       (125)       (406)     (9,473)
---------------------------------------------------------------------------
Balance at
 December 31, 1999             10,017       8,863       1,165      20,045
Cash payments                  (8,521)     (3,317)     (1,142)    (12,980)
Reclassifications                (149)       (750)        899           -
---------------------------------------------------------------------------
Balance at
 December 31, 2000              1,347       4,796         922       7,065
Cash payments                    (297)     (1,187)       (613)     (2,097)
Non-cash charges                 (684)     (1,758)        126      (2,316)
---------------------------------------------------------------------------
Balance at
 December 31, 2001                366       1,851         435       2,652
Cash payments                    (325)     (1,564)        (42)     (1,931)
Non-cash charges                   50        (287)       (250)       (487)
---------------------------------------------------------------------------
Balance at
 December 31, 2002           $     91    $      -    $    143    $    234
---------------------------------------------------------------------------

   ACCOUNTS RECEIVABLE PROGRAMS

The Company has an agreement that allowed for the sale of up to $200 million of domestic accounts receivable to agent banks. At December 31, 2002, $136.5 million had been sold at an average cost of approximately 2.19%. At December 31, 2001, $132 million had been sold at an average cost of approximately 4.26%. On January 17, 2003, the agreement was amended to reduce the program to $150 million of domestic accounts receivable.

At December 31, 2002, the Company's European subsidiaries had two separate agreements to sell their eligible accounts receivable to agent banks. At December 31, 2002, $101 million of eligible international accounts receivable had been sold at an average cost of approximately 3.94%. At December 31, 2001, $105.6 million of eligible international accounts receivable had been sold at an average cost of approximately 4.87%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

   INVENTORIES

(IN THOUSANDS)                   2002       2001
------------------------------------------------
Finished goods               $354,851   $377,463
Work in process                21,839     22,110
Raw materials and supplies     83,426     92,120
------------------------------------------------
                             $460,116   $491,693
================================================

   PROPERTY, PLANT AND EQUIPMENT

(IN THOUSANDS)                                      2002         2001
---------------------------------------------------------------------
Land and improvements                         $   51,618   $   52,609
Buildings and improvements                       192,711      184,224
Machinery, equipment and fixtures              1,438,534    1,396,111
Construction in progress                          93,345       96,727
---------------------------------------------------------------------
                                               1,776,208    1,729,671
Less accumulated depreciation                    833,692      707,688
---------------------------------------------------------------------
                                              $  942,516   $1,021,983
---------------------------------------------------------------------

   GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted Financial Accounting Standards Board Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also specifies criteria that must be met for intangible assets acquired in a purchase combination to be recognized apart from goodwill. Statement No. 142 requires that the useful lives of all existing intangible assets be reviewed and adjusted if necessary. It also requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

In accordance with Statement No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The following is a reconciliation to adjust previously reported annual financial information to exclude goodwill amortization expense:

(IN THOUSANDS, EXCEPT PER SHARE DATA)                  2001
                                       -----------------------------------
                                                          Net Earnings
                                                        (Loss) Per Share
                                       -----------------------------------
                                             Loss      Basic       Diluted
--------------------------------------------------------------------------
Net loss, as reported                  $(123,944)     $(1.10)      $(1.10)
Goodwill amortization expense              26,056       0.23          0.23
--------------------------------------------------------------------------
  Adjusted net loss                    $ (97,888)     $(0.87)      $(0.87)
--------------------------------------------------------------------------

                                                        2000
                                       ------------------------------------
                                                       Net Earnings
                                                         Per Share
                                        Earnings      Basic        Diluted
--------------------------------------------------------------------------
Net earnings, as reported              $  89,273      $0.78          $0.78
Goodwill amortization expense             26,465       0.23           0.23
--------------------------------------------------------------------------
  Adjusted net earnings                $ 115,738      $1.01          $1.01
--------------------------------------------------------------------------

The Company has reviewed the classification of its intangible assets and goodwill in accordance with Statement No. 141 and has concluded that no change in the classification of its intangible assets and goodwill is required. The Company's intangible assets (excluding goodwill) are included in "other assets" on the balance sheet and comprise the following:

(IN THOUSANDS)      December 31, 2002        December 31, 2001
                -----------------------   ----------------------
                   Gross    Accumulated    Gross    Accumulated
                   Cost    Amortization    Cost    Amortization
-----------------------------------------------------------------
Patents         $ 142,658    $ (94,597)   $132,923    $ (89,233)
Trademarks         87,027      (30,141)     94,136      (26,988)
Other              82,721      (49,368)     79,250      (44,646)
-----------------------------------------------------------------
                $ 312,406    $(174,106)   $306,309    $(160,867)
-----------------------------------------------------------------

The gross cost of the Company's intangible assets increased during 2002 primarily due to the capitalization of costs associated with the renewal of patents, trademarks and licenses, and higher foreign currency translation, partially offset by the impact of the sale of the industrial specialties business unit.

The Company has reassessed the useful lives of its intangible assets as required by Statement No. 142 and determined that the existing useful lives are reasonable. Amortization expense related to intangible assets (excluding goodwill) amounted to $12.8 million for 2002, unchanged from 2001. Estimated amortization expense for the next five fiscal years is as follows: $13.4 million
(2003), $13.6 million (2004), $13.0 million (2005), $13.1 million (2006) and
$13.3 million (2007).

During the first quarter of 2002, in accordance with the goodwill impairment provisions of Statement No. 142, the Company allocated its assets and liabilities, including goodwill, to its reporting units. Much of the goodwill relates to the 1999 merger with Witco

Corporation and, accordingly, has been allocated to the former Witco business units. During the second quarter, the Company completed its reporting unit fair value calculations by discounting the projected cash flows of each of its reporting units using its weighted average cost of capital. As a result, the Company recorded a charge of $299 million, or $2.58 per diluted share, retroactive to January 1, 2002. The charge is reflected in 2002 as a cumulative effect of accounting change. Of the $299 million charge, $84 million relates to the divested industrial specialties business and represents 100 percent of the goodwill attributed to that business. A further $65 million relates to 100 percent of the goodwill attributed to the refined products business. The remaining $150 million of the charge represents 43 percent of the goodwill attributed to the plastic additives business. The plastic additives business has been one of the businesses most affected by adverse external factors over the last two years. Although the business is rebounding and returning to growth, it is doing so from levels lower than those which existed in 1999 when the business earnings projections that support the allocation of goodwill were completed.

During 2002, goodwill was reduced by $16.4 million for certain merger accruals no longer deemed necessary. The adjustment was allocated to the former Witco business units consistent with the original goodwill allocation (Polymer Additives $8.9 million and OrganoSilicones $7.5 million). In addition, higher foreign currency translation increased goodwill by $2.6 million in 2002.

Goodwill by reportable segment is as follows:

                                 December 31,    December 31,
(IN THOUSANDS)                       2002           2001
-------------------------------------------------------------
Polymer Products
   Polymer Additives               $266,105       $425,011
   Polymers                          17,299         17,299
   Polymer Processing Equipment      31,870         29,725
-------------------------------------------------------------
                                    315,274        472,035
-------------------------------------------------------------
Specialty Products
   OrganoSilicones                  213,980        221,465
   Crop Protection                   55,379         54,969
   Other                                  -        148,935
-------------------------------------------------------------
                                    269,359        425,369
-------------------------------------------------------------
                                   $584,633       $897,404
-------------------------------------------------------------

The Company has elected to perform its annual goodwill impairment procedures for all of its reporting units as of July 31. During the third quarter of 2002, the Company updated its carrying value calculations and fair value estimates for each of its reporting units as of July 31, 2002. Based on the comparison of the carrying values to the estimated fair values, the Company has concluded that no additional goodwill impairment exists. The Company will update its review as of July 31, 2003, or sooner, if events occur or circumstances change that could reduce the fair value of a reporting unit below its carrying value.

   LEASES

At December 31, 2002, minimum rental commitments under non-cancelable operating leases, net of sublease income, amounted to $23.5 million (2003), $17.5 million
(2004), $14.9 million (2005), $13 million (2006), $11.5 million (2007) and $44.5 million (2008 and thereafter). Rental expenses under operating leases were $32.1 million (2002), $33.7 million (2001) and $34.5 million (2000).

Future minimum lease payments under capital leases at December 31, 2002 were not significant.

Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that in the normal course of business, leases that expire will be renewed or replaced by similar leases.

   INDEBTEDNESS

LONG-TERM DEBT

(IN THOUSANDS)                                                          2002         2001
-----------------------------------------------------------------------------------------
Domestic Credit Facility                                          $   25,000   $  155,000
8.50% Notes due 2005, net of unamortized
  discount of $2,706 in 2002 and $3,956 in
  2001, with an effective interest rate of 8.71%                     597,294      596,044
6.60% Notes due 2003, net of unamortized
  discount of $442 in 2002 and $2,215 in
  2001, with an effective interest rate of 7.67%                     164,558      162,785
6.125% Notes due 2006, net of unamortized
  discount of $7,348 in 2002 and $9,733
  in 2001, with an effective interest rate of 7.71%                  142,652      140,267
6.875% Debentures due 2026, net of
  unamortized discount of $24,319 in 2002
  and $25,374 in 2001, with an effective interest rate of 7.58%      125,681      124,626
7.75% Debentures due 2023, net of
  unamortized discount of $1,478 in 2002
  and $1,551 in 2001, with an effective interest rate of 7.82%       108,522      108,449
EURIBOR based Bank Loans due 2003                                     57,051       57,962
Other                                                                 41,089       47,700
-----------------------------------------------------------------------------------------
                                                                  $1,261,847   $1,392,833
-----------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company's long-term debt instruments are recorded at face value, net of unamortized discounts. Such discounts will be amortized to interest expense over the life of the related debt instruments. The Company has classified its 6.6% notes and its EURIBOR based bank loans, which both mature in 2003, as long-term based on its ability and intent to refinance on a long-term basis utilizing the available borrowings under its $400 million domestic credit facility.

In March of 2000, the Company issued $600 million of notes due in 2005 with a coupon rate of 8.5%, and entered into an interest rate swap contract to convert $300 million of such notes into variable interest rate debt. On March 24, 2001, the Company terminated the $300 million variable interest rate swap contract and received $21.9 million of cash proceeds from the settlement of the contract, which represented the fair market value of the contract on the date of termination. In accordance with FASB Statement No. 133 and FASB Statement No. 138, as they relate to fair value hedge accounting, the $21.9 million was recorded as an increase to long-term debt and is being amortized to earnings over the life of the notes. The unamortized balance at December 31, 2002 and 2001 was $12.1 million and $17.5 million, respectively.

In December 2002, the Company paid down $11.6 million of its Euro denominated variable rate debt and terminated the related interest rate swap contract, resulting in a loss of $0.2 million recorded to interest expense.

At December 31, 2002, the Company had outstanding interest rate swap contracts to convert its $57.1 million of Euro denominated variable rate debt to fixed rate debt. The weighted average variable interest rate on the Euro denominated debt was 4.8% at December 31, 2002. The aggregate notional amount of the related swap contracts was $57.1 million at December 31, 2002. The effective interest rate on the Euro denominated debt, including the impact of the related swap contracts, was 7.0% at December 31, 2002.

CREDIT FACILITIES

At December 31, 2001, the Company had a $400 million five-year credit facility available through October 2004 and a $125 million 364-day revolving credit facility available through September 2002. The Company did not renew its $125 million 364-day facility due to the availability under its five-year facility. Borrowings on the five-year facility are at various rate options determined on the date of borrowing. In addition, the Company must pay a facility fee on the aggregate amount of the five-year credit facility, which was .38% at December 31, 2002. At December 31, 2002, borrowings under the five-year credit facility were $25 million with an interest rate of 3.56%. At December 31, 2001, borrowings under the five-year credit facility were $155 million with a weighted average interest rate of 3.83%.

At December 31, 2001, the Company had $25.3 million outstanding under short-term uncommitted facilities, with a weighted average interest rate of 3.24%. The Company reduced this balance to zero during the second quarter of 2002.

The Company also has arrangements with various banks for lines of credit for its international subsidiaries aggregating $30.2 million in 2002 and $47.4 million in 2001, of which $4.7 million (at 4.4%) and $4.9 million (at 4.8%) were outstanding at December 31, 2002 and 2001, respectively.

DEBT COVENANTS

The Company's various debt agreements contain covenants which limit the ability to create or assume mortgages or engage in mergers, consolidations, and certain sales or leases of assets. In addition, the domestic credit facility requires the Company to maintain certain financial ratios. In 2001, such financial ratios were amended for certain quarters through 2003. The Company also provided a security interest in certain domestic personal property not to exceed 10% of consolidated net tangible assets. At December 31, 2002, the Company was in compliance with all of its debt covenants.

MATURITIES

At December 31, 2002, the scheduled maturities of long-term debt during the next five fiscal years are: 2003 - $222.1 million; 2004 - $29.6 million; 2005 - $602.4 million; 2006 - $152.6 million; and 2007 - $1.4 million. The 2003 maturities include the Company's 6.6% notes and EURIBOR based bank loans, which the Company has classified as long-term based on its ability and intent to refinance on a long-term basis utilizing available borrowings under its $400 million domestic credit facility.

   INCOME TAXES

The components of earnings (loss) before income taxes and cumulative effect of accounting change, and the provision for income taxes (benefit) are as follows:

(IN THOUSANDS)                  2002         2001         2000
--------------------------------------------------------------
Pre-tax Earnings (Loss):
  Domestic                 $(124,851)   $(256,541)   $   8,259
  Foreign                    134,136       67,935      134,115
--------------------------------------------------------------
                           $   9,285    $(188,606)   $ 142,374
--------------------------------------------------------------
Income Taxes (Benefit):
  Domestic
   Current                 $  (1,749)   $     562    $   4,169
   Deferred                  (46,216)     (93,765)       9,372
--------------------------------------------------------------
                             (47,965)     (93,203)      13,541
--------------------------------------------------------------
  Foreign
   Current                    33,991       19,596       29,864
   Deferred                    7,785        8,945        9,696
--------------------------------------------------------------
                              41,776       28,541       39,560
--------------------------------------------------------------
  Total
   Current                    32,242       20,158       34,033
   Deferred                  (38,431)     (84,820)      19,068
--------------------------------------------------------------
                           $  (6,189)   $ (64,662)   $  53,101
--------------------------------------------------------------

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

(IN THOUSANDS)                      2002        2001        2000
----------------------------------------------------------------
Provision (benefit)
  at statutory rate             $  3,249    $(66,012)   $ 49,831
Goodwill amortization                  -       9,074       8,512
Foreign income tax
  rate differential              (10,178)      4,764      (7,380)
State income taxes,
  net of federal benefit          (3,226)     (8,005)      3,984
Tax audit settlements               (900)     (5,806)          -
Impact of valuation allowance      5,008       1,792           -
Foreign income and exclusions
  subject to U.S. taxation        (1,042)       (973)     (2,488)
Non-deductible items                 900       3,697       1,642
Other, net                             -      (3,193)     (1,000)
----------------------------------------------------------------
Actual income tax provision
  (benefit)                     $ (6,189)   $(64,662)   $ 53,101
----------------------------------------------------------------

Provisions have been made for deferred taxes based on differences between the financial statement and the tax basis of assets and liabilities using currently enacted tax rates and regulations. The components of the net deferred tax assets and liabilities are as follows:

(IN THOUSANDS)                                                   2002         2001
----------------------------------------------------------------------------------
Deferred tax assets:
 Pension and other post-retirement liabilities              $ 182,427    $ 134,762
 Accruals for environmental remediation                        44,430       43,529
 Intercompany royalty                                          21,935       20,685
 Other accruals                                                54,332       87,129
 Net operating loss and tax credit carryforwards              138,500      112,915
 Inventories and other                                         19,407       16,516
Deferred tax liabilities:
 Property, plant and equipment                                (69,316)     (48,792)
 Intangibles                                                  (12,453)     (16,589)
 Financial instruments                                        (13,254)     (15,300)
 Other                                                         (5,829)     (14,610)
----------------------------------------------------------------------------------
Net deferred tax asset before valuation allowance             360,179      320,245
Valuation allowance                                           (20,070)     (15,062)
----------------------------------------------------------------------------------
Net deferred tax asset after valuation allowance            $ 340,109    $ 305,183
----------------------------------------------------------------------------------

Net deferred taxes of $62.1 million and $74.1 million are included in other current assets and $278 million and $231.1 million are included in other assets in 2002 and 2001, respectively. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its net deferred tax assets.

At December 31, 2002, the Company had an aggregate of $350.4 million of net operating losses (NOL's) ($316.9 million generated domestically and $33.5 million related to the Company's foreign subsidiaries) and $1.9 million of excess foreign tax credits. The Company's NOL's are subject to certain limitations and will begin to expire in 2005. The valuation allowance at December 31, 2002 includes $14.5 million related to the NOL's ($5.2 million for which subsequently recognized tax benefits will be applied to reduce goodwill) and $5.6 million related to other foreign deferred tax assets.

At December 31, 2001, the Company had an aggregate of $303.2 million of NOL's ($265.9 million generated domestically, inclusive of a capital loss carryforward of $5.9 million, and $37.3 million related to the Company's foreign subsidiaries) and $1.3 million of excess foreign tax credits. The valuation allowance at December 31, 2001 included $11.2 million related to the NOL's ($4.6 million for which subsequently recognized tax benefits will be applied to reduce goodwill) and $3.9 million related to other foreign deferred tax assets.

A provision has not been made for U.S. taxes which would be payable if undistributed earnings of the foreign subsidiaries of approximately $485 million at December 31, 2002 were distributed to the Company in the form of dividends since certain foreign countries limit the extent of repatriation of earnings while, for others,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

the Company's intention is to permanently reinvest such foreign earnings. A determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practicable.

In addition, the Company has not recognized a deferred tax liability for the difference between the financial statement and the tax basis of its investment in the common stock of its subsidiaries. Such difference relates primarily to $247 million of unremitted earnings earned by Witco's foreign subsidiaries prior to the Merger on September 1, 1999. The Company does not expect this difference in basis to become subject to tax at the parent level, as it is the Company's intention to permanently reinvest such foreign earnings.

   EARNINGS (LOSS) PER COMMON SHARE

The computation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common and common share equivalents outstanding. The computation of diluted loss per share for fiscal year 2001 equals the basic calculation since common stock equivalents of 2,443 were antidilutive.

(IN THOUSANDS, EXCEPT PER SHARE DATA)        2002         2001         2000
---------------------------------------------------------------------------
Earnings (loss) before cumulative
  effect of accounting change           $  15,474    $(123,944)   $  89,273
Cumulative effect of
  accounting change                      (298,981)           -            -
---------------------------------------------------------------------------
Net earnings (loss)                     $(283,507)   $(123,944)   $  89,273
---------------------------------------------------------------------------
BASIC
Weighted average
  shares outstanding                      113,568      113,061      113,644
---------------------------------------------------------------------------
Earnings (loss) before cumulative
  effect of accounting change           $    0.13    $   (1.10)   $    0.78
Cumulative effect of
  accounting change                         (2.63)           -            -
---------------------------------------------------------------------------
Net earnings (loss)                     $   (2.50)   $   (1.10)   $    0.78
---------------------------------------------------------------------------
DILUTED
Weighted average shares
  outstanding                             113,568      113,061      113,644
Stock options and other
  equivalents                               2,088            -        1,521
---------------------------------------------------------------------------
Weighted average shares
  adjusted for dilution                   115,656      113,061      115,165
---------------------------------------------------------------------------
Earnings (loss) before cumulative
  effect of accounting change           $    0.13    $   (1.10)   $    0.78
Cumulative effect of
  accounting change                         (2.58)           -            -
---------------------------------------------------------------------------
Net earnings (loss)                     $   (2.45)   $   (1.10)   $    0.78
---------------------------------------------------------------------------

   CAPITAL STOCK

The Company is authorized to issue 500 million shares of $.01 par value common stock. There were 119,152,254 and 119,187,077 shares issued at year-end 2002 and 2001, respectively, of which 5,297,885 and 6,129,834 shares were held as treasury stock in 2002 and 2001, respectively.

The Company is authorized to issue 250,000 shares of preferred stock without par value, none of which are outstanding. On September 3, 1999, the Company declared a dividend distribution of one Preferred Share Purchase Right (Rights) on each outstanding share of common stock. These Rights entitle stockholders to purchase one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $100. The Rights are only exercisable if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, which if successful, would result in ownership of 15% or more of the Company's common stock.

   COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss are as follows:

(IN THOUSANDS)                                        2002         2001
-----------------------------------------------------------------------
Foreign currency translation adjustment          $ (75,833)   $(105,871)
Minimum pension liability adjustment              (117,866)     (39,403)
Other                                               (6,727)      (6,565)
-----------------------------------------------------------------------
Accumulated other comprehensive loss             $(200,426)   $(151,839)
-----------------------------------------------------------------------

   STOCK INCENTIVE PLANS

The 1988 Long-Term Incentive Plan (1988 Plan), as amended, authorized the Board of Directors to grant stock options, stock appreciation rights, restricted stock and long-term performance awards covering up to 10 million shares to the officers and other key employees of C&K over a period of ten years through October 1998. Non-qualified and incentive stock options were granted under the 1988 plan at prices not less than 100% of the fair market value of the underlying common shares on the date of the grant. All outstanding options will expire not more than ten years and one month from the date of grant.

The 1993 Stock Option Plan for Non-Employee Directors, as amended in 1996, authorized 200,000 options to be granted to non-employee directors. The options vest over a two-year period and are exercisable over a ten year period from the date of grant, at a price equal to the fair market value of the underlying common shares on the date of grant.

The 1998 Long-Term Incentive Plan (1998 Plan) was approved by the shareholders of C&K in 1999. This plan authorizes the Board to grant stock options, stock appreciation rights, restricted stock and long-term performance awards to eligible employees and non-qualified stock options to non-employee directors over a ten-year period. During 2002, 2001 and 2000, non-qualified and incentive stock options were granted under the 1998 Plan at prices not less than 100% of the fair market value of the underlying common shares on the date of grant. All outstanding options will expire not more than ten years and one month from the date of grant. The 1998 Plan authorizes the Company to grant shares and options for shares of common stock equal to the sum of (i) the shares available for award under the 1988 Plan and the 1993 Stock Option Plan For Non-Employee Directors as of October 18, 1998 and (ii) the shares awarded under prior plans of C&K which were forfeited, expired, lapsed, not earned or tendered to pay the exercise price of options or withholding taxes. In 1999, the number of common shares reserved for issuance under the 1998 plan was increased by 2.8 million shares and, pursuant to the Merger, increased by an additional 5 million shares. Under the terms of the Merger, the shareholders also approved the conversion of all outstanding Witco options into options to purchase the Company's common stock. These 4.7 million converted options expired 30 days after the Merger, and became available for grant under the 1998 Plan.

In October 2001, the Board of Directors approved the 2001 Employee Stock Option Plan (2001 Plan). The 2001 Plan authorizes the Board to grant up to 1 million non-qualified stock options to key non-officer employees. Options under the 2001 plan will be granted at prices not less than 100% of the fair market value of the underlying common shares on the date of grant and will expire not more than ten years and one month from the date of grant.

Under the 1988 Plan, 1,261,000 common shares have been transferred to an independent trustee to administer restricted stock awards for C&K's long-term incentive program. At December 31, 2002, deferred compensation relating to such shares is $0.3 million and will be fully amortized by the end of 2004.

In 1996, Company granted long-term incentive awards from the 1988 Plan in the amount of 824,250 shares, which were earned at the end of 1998 based upon the achievement of certain financial criteria. The shares earned in 1998 vest ratably at 25% per year with the final installment payable at retirement. Compensation expense related to such shares was accrued over a six-year period.

In October 1999, the Company granted long-term incentive awards in the amount of 2,175,000 shares of restricted stock from the 1998 Plan. In connection with the Merger, vesting requirements relating to 300,000 shares of restricted stock were waived. The remaining 1,875,000 shares were earned as of December 31, 2000 based upon the achievement of certain financial criteria and will vest over a three-year period ending on January 1, 2003. Compensation expense relating to these shares is being accrued over a three-year period.

In January 2000, the Company granted long-term incentive awards under the 1998 Plan for a maximum of 2,707,250 shares to be earned at the end of 2002 if certain financial criteria were met. In January 2001, the January 2000 awards were cancelled and awards were granted for a maximum of 2,343,367 shares to be earned if certain vesting and financial criteria were met at the end of 2002. In January 2002, the Company granted long-term incentive awards under the 1998 Plan for a maximum of 1,052,000 shares to be earned at the end of 2004 if certain financial criteria are met for 2002 through 2004. In conjunction with this award, the remaining outstanding performance-based portion of the awards (1,655,000 shares) granted in January 2001 were cancelled.

In January 2003, the Board of Directors approved the grant of options covering 1,254,000 shares at the fair market value at the date of grant. These options will become exercisable in one-third increments over a three-year period.

As permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" and FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transitions and Disclosure," the Company elected to continue its historical method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense has not been recognized for stock-based compensation plans other than restricted stock awards under the Company's long-term incentive programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The following table summarizes the effect on net earnings (loss) and earnings
(loss) per share if the Company had applied the fair value recognition provisions of Statement No. 123 to all stock-based employee compensation awards, the estimated fair value of options granted using the Black-Scholes model and the assumptions utilized in the model.

(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                           2002            2001           2000
-------------------------------------------------------------------------------
Net earnings (loss), as reported   $   (283,507)    $  (123,944)    $   89,273
Pro forma net earnings (loss)      $   (289,426)    $  (133,171)    $   81,849
Earnings (loss) per share:
    Basic - as reported            $      (2.50)    $     (1.10)    $     0.78
    Basic - pro forma              $      (2.55)    $     (1.18)    $     0.72
    Diluted - as reported          $      (2.45)    $     (1.10)    $     0.78
    Diluted - pro forma            $      (2.50)    $     (1.18)    $     0.71
Average fair value of
  options granted                  $       3.08     $      3.97     $     4.35
Assumptions:
    Dividend yield                          2.5%            2.0%           1.9%
    Expected volatility                      48%             52%            54%
    Risk-free interest rate                 3.5%            5.0%           5.8%
    Expected life (in years)                  8               8              8
-------------------------------------------------------------------------------

Changes during 2002, 2001 and 2000 in shares under option are summarized as follows:

                                   Price Per Share
                               -----------------------
                                   Range      Average      Shares
-------------------------------------------------------------------
Outstanding at 12/31/99        $3.13-26.41   $   12.81   10,233,246

Granted                          8.16-8.34        8.16    2,168,500

Exercised                       5.22-13.00        8.10      (45,357)

Lapsed                          8.16-26.41       12.61     (585,067)
-------------------------------------------------------------------
Outstanding at 12/31/00         3.13-26.41       11.98   11,771,322

Granted                         7.92-10.81        7.93    1,760,866

Exercised                        3.13-8.34        5.20     (111,759)

Lapsed                          8.16-26.41       15.75     (346,142)
-------------------------------------------------------------------
Outstanding at 12/31/01         5.22-26.41       11.39   13,074,287

Granted                               7.25        7.25    1,272,430

Exercised                        5.22-8.34        7.59     (436,149)

Lapsed                          7.92-26.41       16.95     (771,165)
-------------------------------------------------------------------
Outstanding at 12/31/02        $5.22-26.41   $   10.79   13,139,403
-------------------------------------------------------------------
Exercisable at 12/31/00        $3.13-26.41   $   14.15    6,718,519
-------------------------------------------------------------------
Exercisable at 12/31/01        $5.22-26.41   $   12.78    9,073,974
-------------------------------------------------------------------
Exercisable at 12/31/02        $5.22-26.41   $   11.52   10,699,627
-------------------------------------------------------------------

Shares available for grant at year-end 2002 and 2001 were 6,148,135 and 5,102,946, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

                             Weighted
                  Number      Average     Weighted         Number        Weighted
 Range of      Outstanding  Remaining     Average      Exercisable       Average
 Exercise       at End of   Contractual   Exercise      at end of        Exercise
  Prices           2002        Life        Price           2002           Price
---------------------------------------------------------------------------------
$  5.22-7.92    3,028,357      9.2         $ 7.61          806,929        $ 7.83
$  8.16-8.35    5,396,985      7.0         $ 8.27        5,181,970        $ 8.28
$10.81-14.35    1,980,508      3.6         $13.30        1,977,175        $13.30
$14.50-26.41    2,733,553      3.6         $17.47        2,733,553        $17.47
---------------------------------------------------------------------------------
               13,139,403      6.3         $10.79       10,699,627        $11.52
=================================================================================

The Company has an Employee Stock Ownership Plan that is offered to eligible employees of the Company and certain of its subsidiaries. The Company makes contributions equivalent to a stated percentage of employee contributions. The Company's contributions were $2.8 million in 2002, $3.6 million in 2001 and $3.3 million in 2000.

Effective June 1, 2001, the Company established an Employee Stock Purchase Plan. This plan permits eligible employees to annually elect to have up to 10% of their compensation withheld for the purchase of shares of the Company's common stock at 85% of the average of the high and low sale prices on the date of purchase. As of December 31, 2002, 232,512 shares were purchased under this plan.

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

Employees of international locations are covered by various pension benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes. Assets of these plans are comprised primarily of insurance contracts and financial securities. Benefits under these plans are primarily based upon levels of compensation. Funding policies are based on legal requirements, tax considerations and local practices.

The Company also provides health and life insurance benefits for certain retired and active employees and their beneficiaries and covered dependents for substantially all of its domestic employees and certain international employees. These plans are generally not pre-funded and are paid by the Company as incurred, except for certain inactive government related plans.

                                                                Defined Benefit Plans
                                                 ------------------------------------------------
                                                        Qualified            International and          Post-Retirement
                                                     Domestic Plans         Non-Qualified Plans        Health Care Plans
                                                 ----------------------    ----------------------    ----------------------
(IN THOUSANDS)                                      2002         2001        2002         2001         2002         2001
---------------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation:
Benefit obligation at beginning of year          $ 619,981    $ 601,533    $ 184,773    $ 203,241    $ 216,511    $ 212,411
Service cost                                         6,705        6,819        6,537        5,936        1,604        1,539
Interest cost                                       42,245       43,185       11,796       11,021       14,497       15,148
Plan participants' contributions                         -            -          938          806          734          741
Plan amendments                                         98          699          (83)         396            -        2,353
Actuarial losses                                    27,300       12,954       16,639        5,410        8,510          450
Foreign currency exchange rate changes                   -            -       20,310       (8,920)          61         (292)
Divestitures                                             -            -            -         (708)           -            -
Benefits paid                                      (46,788)     (45,553)     (13,564)      (8,259)     (17,839)     (16,411)
Curtailments                                        (1,420)       2,200            -      (13,150)           -          572
Settlements                                              -       (3,886)        (793)     (11,000)           -            -
Special termination benefits                             -        2,030            -            -            -            -
---------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation at end of year    $ 648,121    $ 619,981    $ 226,553    $ 184,773    $ 224,078    $ 216,511
===========================================================================================================================

Change in plan assets:
Fair value of plan assets at beginning of year   $ 539,294    $ 603,581    $  80,725    $ 114,092    $  34,580    $  39,776
Actual return on plan assets                       (41,058)     (29,188)      (4,425)      (2,065)      (1,832)      (2,401)
Foreign currency exchange rate changes                   -            -        8,834       (5,714)           -            -
Employer contributions                               6,880       13,423       10,716        6,280       14,780       12,875
Plan participants' contributions                         -            -          938          806          734          741
Divestitures                                             -            -            -         (708)           -            -
Benefits paid                                      (46,788)     (45,553)     (13,564)      (8,259)     (17,839)     (16,411)
Settlements                                              -       (2,969)        (793)     (23,707)           -            -
---------------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of year       $ 458,328    $ 539,294    $  82,431    $  80,725    $  30,423    $  34,580
===========================================================================================================================

Funded status:
Funded status                                    $(189,793)   $ (80,687)   $(144,122)   $(104,048)   $(193,655)   $(181,931)
Unrecognized transition asset                          (47)         (54)       1,759        2,015            -            -
Unrecognized actuarial (gain) loss                 206,464       84,598       32,145        5,557        4,276      (10,197)
Unrecognized prior service cost                        348          313        2,479        3,444       (4,617)      (7,455)
---------------------------------------------------------------------------------------------------------------------------
  Net amount recognized                          $  16,972    $   4,170    $(107,739)   $ (93,032)   $(193,996)   $(199,583)
===========================================================================================================================

Amounts recognized in the consolidated
  balance sheet consist of:
Prepaid benefit costs                            $  24,271    $  17,223    $   4,971    $   4,003    $       -    $       -
Accrued benefit liabilities                       (183,315)     (75,937)    (132,924)    (103,647)    (193,996)    (199,583)
Intangible asset                                       258          313        3,340        4,384            -            -
Accumulated other comprehensive loss               175,758       62,571       16,874        2,228            -            -
---------------------------------------------------------------------------------------------------------------------------
Net amount recognized                            $  16,972    $   4,170    $(107,739)   $ (93,032)   $(193,996)   $(199,583)
===========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

                                                   Defined Benefit Plans
                             ------------------------------     ------------------------------
                                        Qualified                     International and                   Post-Retirement
                                      Domestic Plans                 Non-Qualified Plans                 Health Care Plans
                             ------------------------------     ------------------------------     ------------------------------
(IN THOUSANDS)                 2002      2001        2000          2002     2001       2000          2002       2001       2000
---------------------------------------------------------------------------------------------------------------------------------
Components of net periodic
  benefit cost (credit):
Service cost                $   6,705   $  6,819   $  7,959     $  6,537   $  5,936   $  6,991     $  1,604   $  1,539   $  1,864
Interest cost                  42,245     43,185     43,463       11,796     11,021     11,416       14,497     15,148     15,567
Expected return on
  plan assets                 (56,244)   (56,141)   (52,468)      (6,228)    (6,094)    (7,473)      (3,179)    (3,668)    (3,795)
Amortization of prior
  service cost                     63        414        487          955        978      1,004       (2,838)    (4,176)    (4,877)
Amortization of
  unrecognized
  transition obligation            (6)        (3)         3          189        190         56            -          -          -
Recognized actuarial
  (gains) losses                  164        (29)       (38)         161       (207)      (297)        (936)    (1,447)    (1,363)
Curtailment (gain) loss
  recognized                    1,154      7,045       (200)           -    (13,101)      (136)           -     (1,055)         -
Settlement (gain)
  loss recognized                   -        873          -          330      7,095        (61)           -          -          -
---------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit
  cost (credit)             $  (5,919)  $  2,163   $   (794)    $ 13,740   $  5,818   $ 11,500     $  9,148   $  6,341   $  7,396
---------------------------------------------------------------------------------------------------------------------------------
Weighted average
  assumptions:
Discount rate                    6.75%      7.00%      7.56%        5.96%      5.91%      6.52%        6.75%      7.00%      7.55%
Expected return on
  plan assets                    9.50%      9.50%      9.50%        6.99%      7.22%      7.02%        9.50%      9.50%      9.50%
Rate of compensation
  increase                       4.00%      4.00%      4.25%        3.25%      3.35%      3.45%           -          -          -
---------------------------------------------------------------------------------------------------------------------------------

The assumed health care cost trend rate ranged from 9% - 9.5% and is assumed to decrease gradually to 5% in 2011 and remain level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                               One-Percentage    One-Percentage
                                                    Point            Point
(IN THOUSANDS)                                    Increase         Decrease
-------------------------------------------------------------------------------
Effect on the aggregate of the service
 and interest cost components of net
 periodic post-retirement health care
 benefit cost for 2002                            $ 1,197          $ (1,156)
Effect on accumulated post-retirement
 benefit obligation for health care
 benefits as of December 31, 2002                 $13,909          $(13,897)

For pension plans with accumulated benefit obligations in excess of plan assets, the aggregate accumulated benefit obligation was $814.1 million in 2002 and $696.5 million in 2001, and the aggregate fair value of plan assets was $529.7 million in 2002 and $547.6 million in 2001.

The Company's net cost of pension plans, including defined contribution plans, was $23.6 million, $23.2 million, and $28.9 million in 2002, 2001 and 2000, respectively.

   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (the "Statements").

The Company's activities expose its earnings, cash flows and financial position to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. The Company maintains a foreign currency risk-management strategy that uses derivative instruments as needed to mitigate risk against foreign currency movements and to manage interest rate volatility. In accordance with the Statements, the Company recognizes in earnings changes in the fair value of all derivatives designated as fair value hedging instruments that are highly effective, and recognizes in accumulated other comprehensive loss (AOCL) changes in the fair value of all derivatives designated as cash flow hedging instruments that are highly effective. The Company does not enter into derivative instruments for trading or speculative purposes.

The Company uses interest rate swap contracts, which expire in 2003, as cash flow hedges to convert its $57.1 million Euro denominated variable rate debt to fixed rate debt. Each interest rate swap contract is designated with the principal balance and the term of the specific debt obligation. These contracts involve the exchange of interest payments over the life of the contract without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is recognized as an adjustment to interest expense. In the event of early extinguishment of the designated debt obligations, any realized or unrealized gain or loss from the swap would be recognized in earnings coincident with any extinguishment gain or loss. In December 2002, the Company paid down $11.6 million of its Euro denominated variable rate debt and terminated the related portion of its interest rate swap contract, which resulted in a loss of $173,000 recorded to interest expense.

The Company also has equity option contracts that consist of sold put option contracts and purchased call option contracts at various strike prices. The Company entered into these contracts to hedge the expense variability associated with its obligations under its long-term incentive plans. The sold put option contracts and purchased call option contracts cover 3.2 million shares of common stock, with a weighted average strike price of $16.52 per share for the put contracts and $16.69 per share for the call contracts. These contracts have an expiration date of February 14, 2003 and require net cash settlement. As of December 31, 2002, a liability of $33.8 million has been included in accrued expenses to reflect the unrealized loss on these option contracts based on the year-end closing price of the Company's common stock. In February 2003, the Company settled these equity option contracts for $35.1 million and entered into a new equity option contract that consists of a sold put option contract and a purchased call option contract, covering 3.2 million shares of common stock, with a strike price of $5.66 per share for the put contract and $5.75 per share for the call contract. The new contract has an expiration date of May 9, 2003 and requires net cash settlement.

The Company has designated a portion of the equity option contracts as cash flow hedges of the risk associated with the unvested, unpaid awards under its long-term incentive plans. Changes in market value related to the portion of the option contracts designated and effective as hedges have been recorded as a component of AOCL. The amount included in AOCL ($2 million at December 31, 2002) is subject to changes in the stock price and is being amortized ratably to selling, general and administrative expense (SG&A) over the remaining service periods of the hedged long-term incentive plans. Changes in market value related to the remaining portion of the option contracts are recognized in SG&A. Based on the December 31, 2002 closing price of the Company's common stock, the anticipated amortization from AOCL to SG&A over the next 12 months will be approximately $1 million.

The Company used an interest rate swap contract as a fair value hedge to convert $300 million of its fixed rate 8.5% notes into variable rate debt. On March 24, 2001, the swap contract was terminated and the Company received cash proceeds of $21.9 million in settlement of the contract, which represented the market value of the contract on the date of termination. In accordance with the Statements, as they relate to fair value hedge accounting, the $21.9 million was recorded as an increase to long-term debt and is being amortized to interest expense over the life of the notes. The unamortized balance at December 31, 2002 and 2001 was $12.1 million and $17.5 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company also has exposure to changes in foreign currency exchange rates resulting from transactions entered into by the Company and its foreign subsidiaries in currencies other than their local currency (primarily trade payables and receivables). The Company is also exposed to currency risk on intercompany transactions (including intercompany loans). The Company manages these transactional currency risks on a consolidated basis, which allows it to net its trade payable and receivable exposure. The Company purchases foreign currency forward contracts, primarily denominated in Euros, Canadian dollars, Swiss francs and Singapore dollars, to hedge its transaction exposure. The aggregate notional amount of these contracts at December 31, 2002 is approximately $536 million. These contracts are generally settled on a monthly basis. Realized and unrealized gains and losses on foreign currency forward contracts are recognized in other expense, net, to offset the impact of valuing recorded foreign currency trade payables, receivables and intercompany transactions. The Company has not designated these derivatives as hedges, although it believes these instruments reduce the Company's exposure to foreign currency risk. The net effect of the realized and unrealized gains and losses on these derivatives and the underlying transactions is not significant at December 31, 2002.

The following table summarizes the (gains)/losses resulting from changes in the market value of the Company's fair value and cash flow hedging instruments and the amortization of (gains)/losses related to certain cash flow hedges for the years ended December 31, 2002 and 2001.

(IN THOUSANDS)                                 2002       2001
---------------------------------------------------------------
Fair value hedges (in other expense, net)   $    (2)   $  (582)*
---------------------------------------------------------------
Cash flow hedges (in AOCL):
Balance at beginning of year                $ 2,546    $     -
 Interest rate swap contracts                  (313)     1,196*
 Equity option contracts-change
  in market value                             6,558      3,322
 Equity option contracts-
  amortization to selling,
  general and administrative                 (5,953)    (1,972)
---------------------------------------------------------------
Balance at end of year                      $ 2,838    $ 2,546
---------------------------------------------------------------

* Includes the Statements implementation impact gain of $567,000 ($346,000 after-tax) related to the fair value hedges and a loss of $234,000 related to the interest rate swap cash flow hedges.

   FINANCIAL INSTRUMENTS

As discussed in the Derivative Instruments and Hedging Activities note above, the Company enters into interest rate swap contracts to modify the interest characteristics of some of its outstanding debt and purchases foreign currency forward contracts to mitigate its exposure to changes in foreign currency exchange rates of recorded transactions (principally foreign currency trade receivables and payables and intercompany transactions).

At December 31, 2002 and 2001, the Company had outstanding interest rate swap contracts with an aggregate notional amount of $57.1 million and $58 million, respectively. These contracts are used to convert the Company's variable rate Euro denominated debt to fixed rate debt.

At December 31, 2002, the Company had outstanding foreign currency forward contracts with an aggregate notional amount of approximately $536 million to hedge foreign currency risk on foreign currency accounts receivable and payable and intercompany loans. These forward contracts are generally outstanding for one month and are primarily denominated in Euros, Canadian dollars, Swiss francs and Singapore dollars. At December 31, 2001, the Company had outstanding foreign currency forward contracts with an aggregate notional amount of approximately $356 million.

All contracts have been entered into with major financial institutions. The risk associated with these transactions is the cost of replacing these agreements at current market rates, in the event of default by the counterparties. Management believes the risk of incurring such losses is remote.

The carrying amounts for cash, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair value because of the short-term maturities of these instruments. The fair value of long-term debt is based primarily on quoted market values. For long-term debt that has no quoted market value, the fair value is estimated by discounting projected future cash flows using the Company's incremental borrowing rate. The fair value of interest rate swap and foreign currency forward contracts is the amount at which the contracts could be settled based on quotes provided by investment banking firms.

The following table presents the carrying amounts and estimated fair values of material financial instruments used by the Company in the normal course of its business. The carrying amounts of the interest rate swap contracts and foreign currency forward contracts are included in either other assets or other liabilities.

                                                       2002
                                            --------------------------
                                              Carrying         Fair
(IN THOUSANDS)                                 Amount          Value
----------------------------------------------------------------------
Long-term debt                              $(1,261,847)   $(1,224,891)
Interest rate swap contracts                $      (884)   $      (884)
Foreign currency forward contracts          $        38    $        38

                                                       2001
                                            --------------------------
                                              Carrying         Fair
                                               Amount          Value
----------------------------------------------------------------------
Long-term debt                              $(1,392,833)   $(1,407,996)
Interest rate swap contracts                $    (1,197)   $    (1,197)
Foreign currency forward contracts          $      (111)   $       (63)

   ANTITRUST INVESTIGATIONS AND RELATED MATTERS

ANTITRUST INVESTIGATIONS

The Company and certain of its subsidiaries, together with other domestic and foreign companies, are currently the subject of coordinated criminal investigations being conducted by the United States Department of Justice (the "DOJ") and the Canadian Competition Bureau (the "CCB") and a coordinated civil investigation being conducted by the European Commission (together with the DOJ and the CCB, the "Governmental Authorities") with respect to possible antitrust violations relating to the sale and marketing of certain rubber processing chemicals, ethylene propylene diene monomer ("EPDM") and heat stabilizers. The investigations concern possible anticompetitive practices, including price fixing and customer or market allocations, undertaken by the Company and such subsidiaries and certain of their officers and employees. According to reports in the press, The Japan Fair Trade Commission (the "JFTC") is conducting an investigation regarding heat stabilizers, impact modifiers and processing aids for plastic. The Company has not been contacted by the JFTC. The Company is actively cooperating with the Governmental Authorities regarding such investigations. Since inception of the investigations, the Company has been conducting its own internal investigation with the assistance of special counsel. Neither the Company, any of its subsidiaries, nor any individual has, to date, been charged in connection with the investigations.

It is the Company's understanding that the investigations by the Governmental Authorities are, as previously stated, focused on rubber processing chemicals, including accelerators, antioxidants and antiozonants (with 2002 sales of $206 million), EPDM (with 2002 sales of $135 million), and heat stabilizers, including tin-based stabilizers and precursors, mixed metal stabilizers and epoxidized soybean oil ("ESBO") (with 2002 sales of approximately $220 million).

With respect to rubber chemicals, the Company has held preliminary discussions with the DOJ regarding a possible plea to violations of antitrust laws. At this time, the Company cannot predict the outcome of those discussions, including the timing or the terms of any agreement with the DOJ or the amount of any fines that may be imposed. Moreover, at this time, the Company cannot determine the extent to which criminal or civil fines or other sanctions might be imposed by the other Governmental Authorities. The
Company has met and is continuing to meet with the Governmental Authorities in an attempt to resolve all matters relating to the investigations.

With respect to EPDM and heat stabilizers, the Company and its affiliates that are subject to the investigations have received from each of the Governmental Authorities verbal or written assurances of conditional amnesty from prosecution and fines. The European Commission's grant of conditional amnesty with respect to heat stabilizers is presently limited to tin-based stabilizers and their precursors, but the Company expects to be granted conditional amnesty by the European Commission with respect to mixed metal stabilizers and ESBO in the near future. The assurances of conditional amnesty are conditioned upon several factors, including continued cooperation with the Governmental Authorities.

As previously stated, the Company is conducting a continuing internal investigation of the matters under investigation by the Governmental Authorities, including a review as to any improper or criminal conduct by current and former officers and employees of the Company and its affected subsidiaries. Further, the Company and its special counsel assisting in the investigation are reviewing all other areas of the Company's business and products to determine compliance with applicable antitrust law and with the Company's antitrust guidelines and policies. In connection with the investigations, a senior officer of the Company has been placed on paid administrative leave.

The resolution of any possible antitrust violations against the Company and certain of its subsidiaries and the resolution of any civil claims now pending or hereafter asserted against them may have a material adverse effect on the Company's financial condition, results of operations and prospects.
No assurances can be given regarding the outcome or timing of these matters. Through December 31, 2002, the Company has incurred $6.3 million (pre-tax) of antitrust investigation costs, and expects to continue to incur substantial costs until all antitrust investigations are concluded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


The Company has named a compliance officer who will report to the Chief Executive Officer and the Chairman of the Audit Committee. The primary duties of the compliance officer will be to administer the Company's compliance program in accordance with policies and procedures adopted by the Board of Directors of the Company.

STATE CLASS ACTIONS

The Company and certain of its subsidiaries along with other companies, have been named as defendants in twenty putative indirect purchaser class action lawsuits filed during the period from October, 2002 through December, 2002 in state courts in seventeen states and in the District of Columbia. The putative class in each of the actions comprises all persons within each of the applicable states and the District of Columbia who purchased tires other than for resale that were manufactured using rubber processing chemicals sold by the defendants since 1994. The complaints principally allege that the defendants agreed to fix, raise, stabilize and maintain the price of rubber processing chemicals used as part of the tire manufacturing process in violation of state antitrust and consumer protection laws and that this illegal conspiracy caused injury to individuals who paid more to purchase tires as a result of such anticompetitive activities. The plaintiffs seek, among other things, treble damages of an unspecified amount, interest and attorneys' fees and costs. The Company and its defendant subsidiaries have filed or intend to file motions to dismiss on substantive and personal jurisdictional grounds or answers with respect to each of these actions.

These actions are in early procedural stages of litigation and, accordingly, the Company cannot predict their outcome. The Company and its defendant subsidiaries believe that they have substantial defenses to these actions and intend to defend vigorously all such actions.

   CONTINGENCIES AND ENVIRONMENTAL MATTERS

The Company is involved in claims, litigation, administrative proceedings and investigations of various types in various jurisdictions. A number of such matters involve, or may involve, claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury. The Company and some of its subsidiaries have been identified by federal, state or local governmental agencies, and by other potentially responsible parties (each a "PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state statutes, as a PRP with respect to costs associated with waste disposal sites at various locations in the United States. In addition, the Company is involved with environmental remediation and compliance activities at some of its current and former sites in the United States and abroad.

Each quarter, the Company evaluates and reviews estimates for future remediation, and operating and maintenance costs directly related to remediation, to determine appropriate environmental reserve amounts. For each site, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by the Company and the anticipated time frame over which payments toward the remediation plan will occur. The total amount accrued for such environmental liabilities at December 31, 2002 was $128.8 million. The Company estimates its potential environmental liability to range from $116 million to $142 million at December 31, 2002. It is possible that the Company's estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, the interpretation of current laws and regulations be modified or additional environmental laws and regulations be enacted.

On May 21, 1997, the United States District Court, Eastern District of Arkansas (the "Court"), entered an order finding that Uniroyal Chemical Co./Cie (Uniroyal) (a wholly owned subsidiary of the Company) is jointly and severally liable to the United States and Hercules Incorporated (Hercules) and Uniroyal are liable to each other in contribution with respect to the remediation of the Vertac Chemical Corporation site in Jacksonville, Arkansas. On October 23, 1998, the Court entered an order granting the United States' motion for summary judgment against Uniroyal and Hercules for removal and remediation costs of $102.9 million at the Vertac site. On February 3, 2000, after trial on the allocation of these costs, the Court entered an order finding Uniroyal liable to the United States for approximately $2.3 million and liable to Hercules in contribution for approximately $700,000. On April 10, 2001, the United States Court of Appeals for the Eighth Circuit (the "Appeals Court") (i) reversed a decision in favor of the United States and against Hercules with regard to the issue of divisibility of harm and remanded the case back to the Court for a trial on the issue; (ii) affirmed the finding of arranger liability against Uniroyal; and (iii) set aside the findings of contribution between

Hercules and Uniroyal by the Court pending a decision upon remand. The Appeals Court also deferred ruling on all constitutional issues raised by Hercules and Uniroyal pending subsequent findings by the Court. On June 6, 2001, the Appeals Court denied Uniroyal's petition for rehearing by the full Appeals Court on the Appeals Court's finding of arranger liability against Uniroyal and on December 10, 2001, Uniroyal's Writ of Certiorari with the United States Supreme Court with regard to the issues of its arranger liability was denied. On December 12, 2001, the Court concluded hearings pursuant to the April 10, 2001 remand by the Appeals Court, and briefing on the issue of divisibility was completed in January 2003. A decision from the Court is expected during the second quarter of 2003.

The Company has standby letters of credit and guarantees with various financial institutions. At December 31, 2002, the Company had $57.4 million of outstanding letters of credit and guarantees primarily related to its environmental remediation liabilities, insurance obligations and a potential tax exposure. Only one of these outstanding standby letters of credit falls within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This standby letter of credit, in the amount of $12.7 million, relates to a potential tax exposure, of which $10.2 million has been accrued at December 31, 2002.

The Company intends to assert all meritorious legal defenses and all other equitable factors which are available to it with respect to the above matters. The resolution of these matters could have a material adverse effect on its consolidated results of operations in any given year or other reporting period if a number of these matters are resolved unfavorably.

   BUSINESS SEGMENT DATA

Pursuant to FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has defined its reporting segments into two major business categories, "Polymer Products" and "Specialty Products." On April 12, 2002, the Company announced certain modifications within its financial reporting segments to reflect the current management and operating structure in its portfolio of businesses. First, petroleum additives was reclassified from the "Other" category to the Polymer Additives segment. This change reflects the similarity of product and product enhancing characteristics of these additives, as well as shared manufacturing processes and facilities. Second, industrial specialties (divested in June 2002) was reclassified from the Crop Protection segment to the "Other" category. Third, glycerine and fatty acids was reclassified from the "Other" category into plastic additives (included in the Polymer Additives segment). This change recognizes that glycerine and fatty acids are a by-product of in-house production for use in the plastic additives business. Fourth, trilene (a minor product line with less than $4 million in annual sales) was reclassified from petroleum additives (included in the Polymer Additives segment) to EPDM (included in the Polymers segment). The former classification was predicated on the product's use in lubricant applications, while the new designation is consistent with the chemistry of trilene, which is a liquid form of EPDM. After adjusting for these modifications, Polymer Products includes reporting segments of Polymer Additives (plastic additives, rubber additives, petroleum additives and urethane additives), Polymers (EPDM, urethane polymers and the nitrile rubber joint venture--sold December 2001) and Polymer Processing Equipment (specialty processing equipment and controls). Specialty Products includes reporting segments of OrganoSilicones (silanes and specialty silicones), Crop Protection (specialty actives and the Gustafson joint venture) and Other (refined products, industrial specialties--sold June 2002, and industrial colors--sold December 2001).

The accounting policies of the operating segments are the same as those described in the Accounting Policies footnote. The Company evaluates a segment's performance based on several factors, of which a primary financial measure is operating profit. In computing operating profit (loss) by segment, the following items have not been deducted: general corporate expenses, amortization of intangibles, facility closures, severance and related costs, antitrust investigation costs, impairment of long-lived assets, interest expense, other expense, net, and income taxes. Corporate assets are principally cash, intangible assets (including goodwill) and other assets maintained for general corporate purposes. A summary of business data for the Company's reportable segments for the years 2002, 2001 and 2000 follows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

INFORMATION BY BUSINESS SEGMENT

SALES

(IN THOUSANDS)                2002           2001           2000
----------------------------------------------------------------
Polymer Products
  Polymer Additives    $ 1,110,804    $ 1,125,910    $ 1,233,656
  Polymers                 270,954        292,092        338,577
  Polymer Processing
   Equipment               172,702        202,653        310,490
  Eliminations             (15,064)       (13,805)       (14,175)
----------------------------------------------------------------
                         1,539,396      1,606,850      1,868,548
----------------------------------------------------------------
Specialty Products
  OrganoSilicones          456,601        432,255        484,424
  Crop Protection          240,142        245,562        238,547
  Other                    310,733        434,131        446,911
----------------------------------------------------------------
                         1,007,476      1,111,948      1,169,882
----------------------------------------------------------------
                       $ 2,546,872    $ 2,718,798    $ 3,038,430
----------------------------------------------------------------

OPERATING PROFIT (LOSS)

(IN THOUSANDS)                      2002         2001         2000
-------------------------------------------------------------------
Polymer Products
  Polymer Additives            $  79,403    $  55,723    $ 108,223
  Polymers                        41,028       42,243       68,020
  Polymer Processing
   Equipment                     (13,766)     (15,647)      24,640
-------------------------------------------------------------------
                                 106,665       82,319      200,883
-------------------------------------------------------------------
Specialty Products
  OrganoSilicones                 56,031       46,135       84,139
  Crop Protection                 60,241       79,186       72,747
  Other                            7,960       10,779       18,468
-------------------------------------------------------------------
                                 124,232      136,100      175,354
-------------------------------------------------------------------
Corporate                        (42,144)     (38,760)     (45,483)
Amortization                     (12,775)     (38,860)     (39,271)
Facility closures, severance
 and related costs               (23,317)    (114,033)     (23,148)
Antitrust investigation
 costs                            (6,306)           -            -
Impairment of
 long-lived assets                     -      (80,366)           -
-------------------------------------------------------------------
                               $ 146,355    $ (53,600)   $ 268,335
-------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION

(IN THOUSANDS)                      2002         2001         2000
-------------------------------------------------------------------
Polymer Products
  Polymer Additives            $  59,805    $  58,765    $  60,691
  Polymers                        16,030       17,347       15,240
  Polymer Processing
   Equipment                       2,584        2,765        2,543
-------------------------------------------------------------------
                                  78,419       78,877       78,474
-------------------------------------------------------------------
Specialty Products
  OrganoSilicones                 31,188       25,003       23,293
  Crop Protection                  8,081        8,004        6,994
  Other                            9,902       16,644       15,501
-------------------------------------------------------------------
                                  49,171       49,651       45,788
-------------------------------------------------------------------
 Corporate                        18,960       57,042       57,755
-------------------------------------------------------------------
                               $ 146,550    $ 185,570    $ 182,017
-------------------------------------------------------------------

SEGMENT ASSETS

(IN THOUSANDS)                     2002         2001         2000
-------------------------------------------------------------------
Polymer Products
  Polymer Additives           $  731,241   $  728,640   $  909,459
  Polymers                       120,208      142,196      213,795
  Polymer Processing
   Equipment                      89,343      101,498      122,743
-------------------------------------------------------------------
                                 940,792      972,334    1,245,997
-------------------------------------------------------------------
Specialty Products
  OrganoSilicones                382,699      381,609      388,244
  Crop Protection                146,361      145,001      154,741
  Other                           87,280      216,080      311,696
-------------------------------------------------------------------
                                 616,340      742,690      854,681
-------------------------------------------------------------------
 Corporate                     1,283,683    1,517,164    1,427,649
-------------------------------------------------------------------
                              $2,840,815   $3,232,188   $3,528,327
-------------------------------------------------------------------

CAPITAL EXPENDITURES

(IN THOUSANDS)                     2002         2001         2000
-------------------------------------------------------------------
Polymer Products
  Polymer Additives            $  42,755    $  52,614    $  61,558
  Polymers                         5,584        8,987       13,774
  Polymer Processing
   Equipment                       2,608        4,160        3,355
-------------------------------------------------------------------
                                  50,947       65,761       78,687
-------------------------------------------------------------------
Specialty Products
  OrganoSilicones                 16,026       44,339       47,760
  Crop Protection                  5,950        8,825        8,054
  Other                            6,950       11,742       11,453
-------------------------------------------------------------------
                                  28,926       64,906       67,267
-------------------------------------------------------------------
 Corporate                        20,436        5,975        8,860
-------------------------------------------------------------------
                               $ 100,309    $ 136,642    $ 154,814
-------------------------------------------------------------------

EQUITY METHOD INVESTMENTS

(IN THOUSANDS)                     2002         2001         2000
-------------------------------------------------------------------
Polymer Products
  Polymer Additives            $  40,267    $  45,924    $  43,144
  Polymers                             -        1,134        8,249
  Polymer Processing
   Equipment                           -            -            -
-------------------------------------------------------------------
                                  40,267       47,058       51,393
-------------------------------------------------------------------
Specialty Products
  OrganoSilicones                     54           45           48
  Crop Protection                 23,963       24,465       20,725
  Other                                -          102        8,645
-------------------------------------------------------------------
                                  24,017       24,612       29,418
-------------------------------------------------------------------
 Corporate                             -            -        1,750
-------------------------------------------------------------------
                               $  64,284    $  71,670    $  82,561
-------------------------------------------------------------------

GEOGRAPHIC INFORMATION

Sales are based on location of customer.

SALES

(IN THOUSANDS)                       2002         2001         2000
-------------------------------------------------------------------
United States                  $1,270,929   $1,401,679   $1,664,557
Canada                             84,234       91,792      111,491
Latin America                     173,826      187,903      179,607
Europe/Africa                     689,770      696,650      730,519
Asia/Pacific                      328,113      340,774      352,256
-------------------------------------------------------------------
                               $2,546,872   $2,718,798   $3,038,430
-------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT

(IN THOUSANDS)                      2002         2001         2000
-------------------------------------------------------------------
United States                  $ 569,437   $  683,140   $  822,669
Canada                            46,636       43,008       48,215
Latin America                     25,392       28,429       15,307
Europe/Africa                    283,568      253,383      270,435
Asia/Pacific                      17,483       14,023       25,461
-------------------------------------------------------------------
                               $ 942,516   $1,021,983   $1,182,087
-------------------------------------------------------------------

SUMMARIZED UNAUDITED QUARTERLY FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                     2002
--------------------------------------------------------------------------------------------------
                                               First         Second         Third         Fourth
--------------------------------------------------------------------------------------------------
Net sales                                  $   644,838    $   689,734    $   624,721   $   587,579
Gross profit                                   185,975        215,175        206,129       185,470
Earnings (loss)
 before cumulative
 effect of accounting
 change                                          6,755         (6,294)        12,588         2,425
Net earnings (loss)                           (292,226)        (6,294)        12,588         2,425
Earnings (loss)
 before cumulative
 effect of accounting
 change per common
 share:
   Basic                                           .06           (.06)           .11           .02
   Diluted                                         .06           (.06)           .11           .02
Net earnings (loss) per common share:
   Basic                                         (2.57)          (.06)           .11           .02
   Diluted                                       (2.52)          (.06)           .11           .02
Dividends per
 common share                                      .05            .05            .05           .05
Market price per common share:
   High                                          12.75          13.00          12.90         10.69
   Low                                            8.46          10.25           8.81          5.44
--------------------------------------------------------------------------------------------------

(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                   2001
--------------------------------------------------------------------------------------------------
                                              First          Second         Third         Fourth
--------------------------------------------------------------------------------------------------
Net sales                                  $   737,936    $   724,032    $   651,921   $   604,909
Gross profit                                   223,349        221,030        197,313       171,770
Net earnings (loss)                             15,770         13,894        (68,208)      (85,400)
Net earnings (loss)
 per common share:
  Basic                                            .14            .12           (.60)         (.76)
  Diluted                                          .14            .12           (.60)         (.76)
Dividends per common share                         .05            .05            .05           .05
Market price per common share:
  High                                           12.19          12.10          11.08          9.65
  Low                                            10.06           9.72           6.20          6.35
--------------------------------------------------------------------------------------------------

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of the Company is responsible for the accuracy and reliability of the consolidated financial statements and accompanying notes. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and have been audited by KPMG LLP, Independent Certified Public Accountants, whose report is presented herein.

The Company has a system of internal accounting and disclosure controls that includes (1) written financial policies and procedures; (2) an organization structure that segregates duties and defines authority; (3) a code of business ethics that provides guidance to employees with respect to business practices and procedures; (4) an anonymous help line for the communication of illegal or unethical behavior; (5) continuous on site audits and reviews performed by the Company's internal audit group; (6) quarterly representations from key business functional and financial executives regarding the accuracy of the financial information being reported; and (7) quarterly disclosure committee meetings to evaluate the quality and effectiveness of internal controls for disclosures included in the financial statements filed with the Securities and Exchange Commission. This system of controls is designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. Such controls are subject to continuous review and are monitored by the Company's financial management, disclosure committee and internal audit group.

In addition, the Board of Directors pursues its oversight role for the financial statements through its Audit Committee, which consists solely of outside directors. The Audit Committee meets on a regular basis with representatives of management, the internal audit group and KPMG LLP.

/s/ Vincent A. Calarco

Vincent A. Calarco
President and Chief Executive Officer

/s/ Peter Barna

Peter Barna
Senior Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CROMPTON CORPORATION

We have audited the accompanying consolidated balance sheets of Crompton Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the Accounting Policies note to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.


/s/ KPMG LLP

Stamford, Connecticut
January 31, 2003

Five Year Selected Financial Data

(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                2002          2001          2000         1999(a)      1998(a)
----------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                             $     2,546.9       2,718.8       3,038.4      2,092.4      1,796.1
Gross profit                                          $       792.7         813.5         961.3        731.0        649.9
Operating profit (loss)                               $       146.4         (53.6)        268.3          1.4        218.3
Interest expense                                      $       101.7         109.9         120.4         69.8         78.5
Other expense (income)                                $        35.4          25.1           5.5         48.0       (158.9)
Earnings (loss) before income taxes,
  extraordinary loss and cumulative effect
  of accounting change                                $         9.3        (188.6)        142.4       (116.4)       298.7
Income taxes (benefit)                                $        (6.2)        (64.7)         53.1         42.9        115.4
Earnings (loss) before extraordinary
  loss and cumulative effect of accounting change     $        15.5        (123.9)         89.3       (159.3)       183.3
Extraordinary loss                                    $           -             -             -        (15.7)       (21.5)
Cumulative effect of accounting change                $      (299.0)            -             -            -            -
Net earnings (loss)                                   $      (283.5)       (123.9)         89.3       (175.0)       161.8

After-tax special items (included above):
  Facility closures, severance and related costs      $       (14.6)        (75.0)        (15.0)           -        (21.1)
  Antitrust investigation costs                       $        (3.9)            -             -            -            -
  Impairment of long-lived assets                     $           -         (50.8)            -            -            -
  Gain (loss) on sale of business units               $       (21.1)        (14.1)            -        (38.7)        92.1
  Cumulative effect of accounting change              $      (299.0)            -             -            -            -
  Acquired in-process research and development        $           -             -             -       (195.0)           -
  Merger and related costs                            $           -             -             -        (20.6)           -
  Early extinguishment of debt                        $           -             -             -        (15.7)       (21.5)
  Other                                               $           -             -             -            -         (5.0)
Total after-tax special items                         $      (338.6)       (139.9)        (15.0)      (270.0)        44.5

PER SHARE STATISTICS
Basic
  Earnings (loss) before extraordinary
    loss and cumulative effect of accounting change   $         .13         (1.10)          .78        (1.91)        2.48
  Net earnings (loss)                                 $       (2.50)        (1.10)          .78        (2.10)        2.20
Diluted
  Earnings (loss) before extraordinary
    loss and cumulative effect of accounting change   $         .13         (1.10)          .78        (1.91)        2.42
  Net earnings (loss)                                 $       (2.45)        (1.10)          .78        (2.10)        2.14
Dividends                                             $         .20           .20           .20          .10          .05
Book value                                            $        1.76          4.84          6.69         6.50          .96
Common stock trading range:  High                     $       13.00         12.19         14.19        21.38        32.81
                             Low                      $        5.44          6.20          6.94         7.13        13.25
Average shares outstanding (thousands) - Basic              113,568       113,061       113,644       83,507       73,696
Average shares outstanding (thousands) - Diluted            115,656       113,061       115,165       83,507       75,700

FINANCIAL POSITION
Working capital                                       $        95.6         132.5         361.4        141.8        203.4
Current ratio                                                   1.1           1.2           1.5          1.1          1.5
Total assets                                          $     2,840.8       3,232.2       3,528.3      3,726.6      1,408.9
Total debt                                            $     1,267.6       1,422.6       1,506.8      1,391.0        664.2
Stockholders' equity                                  $       199.9         547.5         754.0        759.9         66.7
Total capital employed                                $     1,467.5       1,970.2       2,260.8      2,150.9        730.9
Debt to total capital %                                        86.4          72.2          66.7         64.7         90.9

OTHER STATISTICS
Net cash provided by operations                       $       201.9         185.6         175.0         88.6        169.5
Capital spending                                      $       100.3         136.6         154.8        131.8         66.6
Depreciation                                          $       133.8         146.7         142.7         89.2         59.4
Amortization                                          $        12.8          38.9          39.3         27.4         21.1
Number of employees                                           6,777         7,340         8,306        8,612        5,536

(a) The Company's 1998 and 1999 operating results may not be comparable to its operating results in subsequent periods due to the merger of Crompton and Knowles Corporation and Witco Corporation on September 1, 1999.

[GRAPHIC]

BOARD OF DIRECTORS

VINCENT A. CALARCO
Chairman of the Board,
President and Chief Executive Officer

ROBERT A. FOX (1,4)
Managing General Partner
Fox Investments L.P.
Chairman
AgriCapital Advisors

ROGER L. HEADRICK (2,3)
Managing General Partner
HMCH Ventures

LEO I. HIGDON, JR. (2,3)
President
College of Charleston

C.A. PICCOLO (1,3)
President and Chief Executive Officer
HealthPic Consultants, Inc.

BRUCE F. WESSON  (1,4)
President
Galen Associates
General Partner
Galen Partners, L.P.

PATRICIA K. WOOLF, PH.D. (1,4)
Private Investor and Lecturer
Department of Molecular Biology
Princeton University

(1) Member of Audit Committee

(2) Member of Finance and Pension Committee

(3) Member of Organization, Compensation and Governance Committee

(4) Member of Safety, Health and Environment Committee

[GRAPHIC]

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

JOHN T. FERGUSON II
Senior Vice President and
General Counsel

EDWARD L. HAGEN
Senior Vice President
Strategy and Development

MARVIN H. HAPPEL
Senior Vice President
Organization and Administration

WALTER K. RUCK
Senior Vice President
Operations

[GRAPHIC]

OTHER CORPORATE OFFICERS

JOHN R. JEPSEN
Vice President, Treasurer

BARRY J. SHAINMAN
Secretary

MICHAEL F. VAGNINI
Vice President, Controller

GERALD H. FICKENSCHER
Regional Vice President
Europe, Africa & the Middle East

MARK E. HARAKAL
Regional Vice President
Asia-Pacific

MICHEL J. DUCHESNE
Regional Vice President
Latin America

[GRAPHIC]

CORPORATE DATA

Corporate Headquarters
Corporate Headquarters
199 Benson Road
Middlebury, CT  06749 USA
(203) 573-2000

WEBSITE
www.cromptoncorp.com

NYSE symbol
CK

AUDITORS
KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.melloninvestor.com

Form 10-K
A copy of the Company's report on Form 10-K for 2002, as filed with the Securities and Exchange Commission, may be obtained free of charge by writing to the Corporate Secretary at the Corporate Headquarters address.

ANNUAL MEETING
The annual meeting of stockholders will be held at 11:15 a.m. on Tuesday, April 29, 2003, at Sheraton Stamford Hotel 2701 Summer Street Stamford, CT 06905 (203) 359-1300

INVESTOR RELATIONS
William A. Kuser
(203) 573-2000
Bill_Kuser@cromptoncorp.com

MEDIA RELATIONS
Debra Durbin
(203) 573-2000
Debra_Durbin@cromptoncorp.com

For an interactive version
of this report visit
www.cromptoncorp.com

(C) 2003 Crompton Corporation.
All rights reserved.

Crompton is a registered trademark of Crompton Corporation.

(R) and (TM) indicate registered and unregistered trade and service marks.

[GRAPHIC]

Crompton is a member of the American Chemistry Council and a signatory of the Council's Responsible Care(R) Program. The company is committed to a continuous effort to improve performance in safety, health and environmental quality.

[GRAPHIC]


Just look for this link on our home page to learn more.


[CROMPTON LOGO]

Crompton Corporation